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                                    FORM 6-K
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                          For the month of August 2006

                        Commission File Number 001-31880

                                YAMANA GOLD INC.
                 (Translation of registrant's name into English)

                                 150 York Street
                                   Suite 1102
                            Toronto, Ontario M5H 3S5
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F |_|   Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______________

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______________

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes |_|     No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

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



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     YAMANA GOLD INC.

Date: August 30, 2006                /s/ Charles Main
                                     -------------------------------------------
                                     Name:  Charles Main
                                     Title:  Chief Financial Officer

                                 EXHIBIT INDEX
                                 -------------

EXHIBIT
NUMBER         DESCRIPTION
------         -----------

1. BUSINESS ACQUISITION REPORT PREPARED IN CONNECTION WITH THE ACQUISITION OF DESERT SUN MINING CORP. CONSISTING OF MANAGEMENT PROXY CIRCULAR RELATING TO AN ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF DESERT SUN MINING CORP. CONCERNING THE PROPOSED BUSINESS COMBINATION OF DESERT SUN MINING CORP. AND YAMANA GOLD INC. DATED MARCH 1, 2006

2.             MATERIAL CHANGE REPORT DATED APRIL 20, 2006

3.             MATERIAL CHANGE REPORT DATED APRIL 17, 2006

4.             MATERIAL CHANGE REPORT DATED APRIL 10, 2006

5.             MATERIAL CHANGE REPORT DATED FEBRUARY 28, 2006

6.             NOTICE  OF  ANNUAL  AND  SPECIAL  MEETING  OF  SHAREHOLDERS   AND
               MANAGEMENT INFORMATION CIRCULAR

                                                                       EXHIBIT 1



                            MANAGEMENT PROXY CIRCULAR
                                 RELATING TO AN
                           ANNUAL AND SPECIAL MEETING
                                 OF SHAREHOLDERS
                                       OF
                             DESERT SUN MINING CORP.
                                 CONCERNING THE
                        PROPOSED BUSINESS COMBINATION OF
                             DESERT SUN MINING CORP.
                                       AND
                                YAMANA GOLD INC.
                                  March 1, 2006

                                                                   March 1, 2006


Dear Desert Sun Shareholder:

     The Board of Directors cordially invites you to attend an annual and special meeting (the "Meeting") of shareholders of Desert Sun Mining Corp. ("Desert Sun") to be held at The Fairmont Royal York, Tudor Room 7-8, 100 Front Street West, Toronto, Ontario, M5J 1E3, on Friday, March 31, 2006 at 10:30 a.m. (Toronto time).

     At the Meeting, in addition to the election of directors and the appointment of auditors, you will be asked to approve a special resolution (the "Arrangement Resolution"), the full text of which is reproduced in Exhibit F of the management proxy circular (the "Proxy Circular") that accompanies this letter, in respect of a proposed business combination (the "Combination") by way of a plan of arrangement (the "Arrangement") involving Desert Sun and Yamana Gold Inc. ("Yamana"). Pursuant to an arrangement agreement dated as of February 22, 2006 (the "Arrangement Agreement") among Desert Sun, Yamana and 6524338 Canada Inc. ("Yamana Subco"), a wholly-owned subsidiary of Yamana, Desert Sun and Yamana have agreed to complete the Arrangement pursuant to which Desert Sun will amalgamate with Yamana Subco.

     As a result of the Arrangement, Desert Sun Shareholders will receive 0.6 of a common share of Yamana (the "Yamana Shares") in exchange for each common share of Desert Sun (the "Desert Sun Shares") and the combined company will be a wholly-owned subsidiary of Yamana. Based on the number of Yamana Shares outstanding on February 28, 2006 (being 199,238,320), existing holders of Desert Sun Shares will hold approximately 24% of the Yamana Shares upon completion of the Arrangement, assuming no exercise of Desert Sun or Yamana options or warrants outstanding subsequent to February 28, 2006.

     Yamana is a Canadian gold producer with significant gold production, gold and copper-gold development stage properties, exploration properties and land positions in all major mineral areas in Brazil. With its recent acquisition of RNC Gold Inc., Yamana also owns two producing mines in Central America. Yamana expects to produce gold at intermediate company production levels during 2006 in addition to significant copper production by 2007. Management of Yamana plans to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.

     The Combination offers Desert Sun Shareholders an attractive premium per Desert Sun Share of approximately 24% based on the ten-day weighted average trading prices of Desert Sun and Yamana Shares for the period ending on February 21, 2006, the date prior to the date on which the transaction was announced. Through the combined company, current Desert Sun Shareholders will be able to participate in a gold producer with significant growth potential, will be able to mitigate the risks inherent with a one-mine company and will benefit from an enhanced management team with significant operating experience.

     The approval of the Arrangement Resolution requires an affirmative vote of not less than two-thirds of the votes cast by the Desert Sun Shareholders, and a simple majority of disinterested shareholders of Desert Sun, who vote in respect of the Arrangement Resolution, in person or by proxy, at the Meeting.

     The Board of Directors has determined that the Arrangement is in the best interests of Desert Sun and fair to Desert Sun Shareholders. The Board of Directors came to this determination based on, among other things: the opinion of the financial advisor to the Board of Directors, Sprott Securities Inc., that as of the date of such opinion, the Arrangement is fair, from a financial point of view, to Desert Sun Shareholders; the recommendation of a special committee of directors formed to consider the Arrangement; and the opinion of the financial advisor to the special committee of directors, GMP Securities L.P., that as of the date of such opinion, the Arrangement is fair, from a financial point of view, to the Desert Sun Shareholders.

     THE BOARD OF DIRECTORS OF DESERT SUN HAS UNANIMOUSLY APPROVED THE ARRANGEMENT AND THE TERMS OF THE ARRANGEMENT AGREEMENT AND UNANIMOUSLY

RECOMMENDS THAT YOU VOTE IN FAVOUR OF THE ARRANGEMENT RESOLUTION AT THE MEETING FOR THE REASONS SET FORTH IN THE ATTACHED PROXY CIRCULAR.

     It is important that your Desert Sun Shares be represented at the Meeting. Whether or not you are able to attend, we urge you to complete the enclosed form of proxy and return it by noon, Toronto time, on March 29, 2006 to Equity
Transfer Services Inc., at 120 Adelaide Street West, Suite 420, Toronto, Ontario, M5H 4C3, or by fax (Attention: Proxy Department) at (416) 361-0470. Voting by proxy, in accordance with the procedures established, will ensure that your vote will be counted if you are unable to attend. If you require any assistance in completing your proxy, please call Kingsdale Shareholder Services Inc. toll free at 1-866-588-6864.

     Included with this letter, in addition to the form of proxy and the letter of transmittal referred to below, is a Notice of Meeting and the Proxy Circular. Provided in the Proxy Circular is a description of the Arrangement to assist you in making your decision. You should carefully consider all of the information in and incorporated by reference in the Proxy Circular. If you require assistance, consult your financial, legal or other professional advisors.

     Please complete the enclosed letter of transmittal in accordance with the instructions in it, sign it and return it to CIBC Mellon Trust Company in the envelope provided, together with your certificates representing Desert Sun Shares. The letter of transmittal contains complete instructions on how to exchange your Desert Sun Shares. You will not actually receive your Yamana Shares until after the Arrangement has been completed and you have returned your properly completed documents, including the letter of transmittal and your certificates representing Desert Sun Shares.

     If the Desert Sun Shareholders approve the Arrangement Resolution, it is anticipated that the Arrangement will be completed at the beginning of April 2006.

     On behalf of Desert Sun, I would like to thank all shareholders for their continuing support.

                                              Yours very truly,
                                              (Signed) "Stan Bharti"
                                              Stan Bharti
                                              Chairman

                      NOTICE OF ANNUAL AND SPECIAL MEETING
                   OF SHAREHOLDERS OF DESERT SUN MINING CORP.

     NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of holders of common shares of Desert Sun Mining Corp. ("Desert Sun") will be held on Friday, March 31, 2006, at 10:30 a.m. (Toronto time) at The Fairmont Royal York, Tudor Room 7-8, 100 Front Street West, Toronto, Ontario, M5J 1E3, for the following purposes:

     (a) to receive and consider the annual report of management to the shareholders and the audited financial statements of Desert Sun as at and for the year ended December 31, 2005 and the report of the auditors thereon;

     (b)  to elect directors of Desert Sun for the ensuing year;

     (c) to appoint McGovern, Hurley, Cunningham LLP as auditors of Desert Sun for the ensuing year and to authorize the directors to fix their remuneration;

     (d) to consider, pursuant to an interim order of the Superior Court of Justice (Ontario) dated March 1, 2006 (the "Interim Order"), and, if deemed advisable, to pass a special resolution with or without variation, (the "Arrangement Resolution") approving, in advance, the arrangement (the "Arrangement") pursuant to section 192 of the Canada Business Corporations Act involving Desert Sun, Yamana Gold Inc. ("Yamana") and 6524338 Canada Inc. ("Yamana Subco") pursuant to which, among other things: (i) Desert Sun will amalgamate with Yamana Subco,
          (ii) each Desert Sun shareholder (other than a dissenting shareholder) will be entitled to receive common shares of Yamana in exchange for the common shares of Desert Sun held by such shareholder on the basis of 0.6 of a Yamana Share for each Desert Sun Share, (iii) the outstanding share purchase options and share purchase warrants of Desert Sun will become exercisable for common shares of Yamana, and
          (iv) the resulting amalgamated corporation will be a wholly-owned subsidiary of Yamana; and

     (e) to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

     The Arrangement Resolution referenced above is more particularly described in the accompanying management proxy circular of Desert Sun (the "Proxy Circular") and the full text of the Arrangement Resolution is included as Exhibit F to the Proxy Circular. Capitalized terms not otherwise defined herein are defined in the Proxy Circular.

     In order to be passed, the Arrangement Resolution must be approved by not less than two-thirds of the votes cast by the Desert Sun Shareholders, and by a simple majority of the votes cast by disinterested Desert Sun Shareholders, at the Meeting.

     The Arrangement is subject to shareholder approval pursuant to the Interim Order. Before the Arrangement can become effective, it must be approved by a final order (the "Final Order") of the Superior Court of Justice (Ontario). A copy of the Interim Order and the notice of application for the Final Order are attached as Exhibits G and H, respectively, to the Proxy Circular. Any Desert Sun Shareholder may participate, be represented and present evidence or arguments at the hearing for the Final Order. Reference is made to the Interim Order and Final Order under the heading "The Arrangement Agreement -- Court Approval and Completion of the Arrangement".

     The Arrangement will be completed pursuant to the arrangement agreement among Desert Sun, Yamana and Yamana Subco dated February 22, 2006. A description of the Arrangement and the other matters to be considered at the Meeting is included in the Proxy Circular.

     Only Desert Sun Shareholders of record at the close of business on February 28, 2006 are entitled to receive notice of, and vote at, the Meeting and any adjournment or postponement thereof.

     Pursuant to the Interim Order, registered Desert Sun Shareholders have been granted the right to dissent in respect of the Arrangement Resolution and to be paid fair value for their Desert Sun Shares. The right of dissent is described in the Proxy Circular. Failure to strictly comply with the requirements set forth in the Proxy Circular may result in the loss of any right of dissent.

     Shareholders are requested to date, sign and return the enclosed form of proxy in the return envelope provided. To be counted, completed proxies returned either by mail or by fax to the office of Desert Sun's transfer agent, Equity Transfer Services Inc., must be received before noon (Toronto time) on March 29, 2006, or, if the Meeting is adjourned, at least two business days preceding the date of any adjournment of the Meeting. If by mail, Desert Sun Shareholders should use the self-addressed envelope enclosed or mail to Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario, M5H 4C3. If by fax, shareholders should use (416) 361-0470.

     Unless otherwise directed, the persons named in the form of proxy accompanying the Notice of Meeting intend to vote in favour of the Arrangement Resolution.

     DATED at Toronto, this 1st day of March, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) "Stan Bharti"

Stan Bharti
Chairman

     Whether or not you expect to attend the Meeting in person, please complete, date, sign and return the accompanying form of proxy at your earliest convenience. The accompanying Proxy Circular provides further information respecting proxies and the matters to be considered at the Meeting and is deemed to form part of this Notice.

                                TABLE OF CONTENTS


                                                                           Page

NOTICE TO SHAREHOLDERS IN THE UNITED STATES................................  1
REPORTING CURRENCY.........................................................  2
FORWARD-LOOKING STATEMENTS.................................................  2
INFORMATION CONTAINED IN THIS PROXY CIRCULAR...............................  3
SUMMARY....................................................................  4
GLOSSARY OF TERMS.......................................................... 16
GENERAL PROXY INFORMATION.................................................. 20
  Solicitation of Proxies.................................................. 20
  Appointment of Proxies................................................... 20
  Deposit of Proxies....................................................... 20
  Non-Registered Shareholders.............................................. 20
  Exercise of Vote by Proxies and Discretionary Authority.................. 21
  Revocation of Proxies.................................................... 21
INFORMATION CONCERNING THE MEETING......................................... 22
  Date, Time and Place of Meeting.......................................... 22
  Record Date and Shares Entitled to Vote.................................. 22
  Matters to be Considered................................................. 22
  Principal Shareholders................................................... 22
  Quorum and Votes Required for Certain Matters............................ 22
  Interest of Certain Persons in the Arrangement........................... 23
  Dissent Rights........................................................... 23
THE COMBINATION............................................................ 23
  The Arrangement.......................................................... 23
  Background............................................................... 24
  Benefits of the Combination.............................................. 25
  Special Committee and Financial Advisor.................................. 25
  Fairness Opinion of GMP.................................................. 27
  Fairness Opinion of Sprott Securities.................................... 27
  Recommendation of the Board of Directors................................. 28
  Support Agreements....................................................... 29
  Court Approval and Completion of the Arrangement......................... 29
  Description of the Plan of Arrangement................................... 29
  Procedure for the Exchange of Desert Sun Share Certificates.............. 31
  Fractional Shares........................................................ 31
  Stock Exchange Listings.................................................. 32
  Regulatory Matters....................................................... 32
  Qualification and Resale of Yamana Shares................................ 32
THE ARRANGEMENT AGREEMENT.................................................. 34
  General.................................................................. 34
  Effective Date........................................................... 34
  Exchange Ratio........................................................... 34
  Treatment of Desert Sun Warrants and Desert Sun Options.................. 34
  Representations and Warranties........................................... 35
  Covenants................................................................ 35
  Conditions to Closing.................................................... 37
  Non-Solicitation and Superior Proposal................................... 38

  Amendment and Waiver..................................................... 39
  Termination and Termination Fees......................................... 39
  Indemnification and Insurance............................................ 40
  Expenses................................................................. 40
RISK FACTORS............................................................... 40
  Risk Factors Relating to the Arrangement................................. 40
  Risk Factors Relating to Yamana.......................................... 41
CERTAIN TAX CONSIDERATIONS TO DESERT SUN SHAREHOLDERS...................... 42
  Certain Canadian Federal Income Tax Considerations....................... 42
  Certain United States Federal Income Tax Consequences.................... 44
  Ownership of Yamana Shares............................................... 48
ELIGIBILITY FOR INVESTMENT IN CANADA OF YAMANA SHARES...................... 50
ANNUAL BUSINESS TO BE CONSIDERED BY DESERT SUN SHAREHOLDERS................ 51
SPECIAL BUSINESS TO BE CONSIDERED BY DESERT SUN SHAREHOLDERS............... 52
EXHIBITS
EXHIBIT A
Desert Sun Mining Corp.....................................................A-1
EXHIBIT B
Yamana Gold Inc............................................................B-1
EXHIBIT C
Sprott Securities Fairness Opinion.........................................C-1
EXHIBIT D
GMP Fairness Opinion.......................................................D-1
EXHIBIT E
Plan of Arrangement........................................................E-1
EXHIBIT F
Arrangement Resolution.....................................................F-1
EXHIBIT G
Interim Order..............................................................G-1
EXHIBIT H
Notice of Application......................................................H-1
EXHIBIT I
Dissent Rights.............................................................I-1
EXHIBIT J
Pro Forma Financial Statements.............................................J-1

                   NOTICE TO SHAREHOLDERS IN THE UNITED STATES

     This solicitation of proxies and the transactions contemplated in this Proxy Circular are made in the United States for the securities of a Canadian company in accordance with Canadian corporate and securities laws. The Yamana Shares issued pursuant to the Arrangement (including those to be issued upon the exercise of Desert Sun Options and Desert Sun Warrants) have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and will instead be issued in reliance on an exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act. The solicitation of proxies made in connection with this Proxy Circular is not subject to the requirements of
Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"). Accordingly, this Proxy Circular has been prepared in accordance with disclosure requirements applicable in Canada. Security holders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and to proxy statements under the U.S. Exchange Act.

     The financial statements (including the pro forma financial statements) of Desert Sun, Yamana and RNC Gold Inc. included or incorporated by reference in this Proxy Circular have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable in all respects to financial statements of United States companies. See Exhibit A -- "Desert Sun Mining Corp. -- Non-GAAP Measures" and Exhibit B -- "Yamana Gold Inc. -- Non GAAP Measures".

     This Proxy Circular uses the terms "measured", "indicated" and "inferred" mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize these terms. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

     U.S. shareholders should be aware that the disposition of Desert Sun Shares pursuant to the Arrangement might have tax consequences both in Canada and in the United States, which may not be described fully herein. See "Certain Tax Considerations to Desert Sun Shareholders -- Certain Canadian Federal Income Tax Considerations -- Desert Sun Shareholders Not Resident in Canada" and "Certain Tax Considerations to Desert Sun Shareholders -- Certain United States Federal Income Tax Consequences" in this Proxy Circular. Shareholders are encouraged to consult their own tax advisers.

     The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that Desert Sun, Yamana and Yamana Subco are incorporated and organized under the laws of Canada, that most of their respective officers and directors are residents of Canada and that all of the assets of Desert Sun, Yamana and Yamana Subco are located outside of the United States. You may not be able to sue a Canadian company or its officers or directors in a Canadian court for violations of United States securities laws. It may be difficult to enforce in Canada a judgement of a United States court that is based on a violation of U.S. securities laws.

     THE SECURITIES TO BE ISSUED PURSUANT TO THIS TRANSACTION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES REGULATORY AUTHORITY NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               REPORTING CURRENCY

     In this document, unless otherwise specified, all references to "dollars" or "$" are to Canadian dollars. On February 28, 2006, the noon rate in Toronto, as reported by the Bank of Canada, was $1.1380 for each US$1.00.

     The closing, high, low and average exchange rates for the U.S. dollar in terms of Canadian dollars for the years ended December 31, 2005, 2004 and 2003, as reported by the Bank of Canada, were as follows:

                                                              Year Ended
                                                             December 31,
                                                        2005     2004      2003

Closing..........................................      $1.16     $1.20    $1.29
High.............................................       1.27      1.39     1.57
Low..............................................       1.14      1.17     1.29
Average(1).......................................       1.21      1.30     1.40
-----------

(1) Source: Bank of Canada -- calculated as an average of the daily noon rates for each period.


                           FORWARD-LOOKING STATEMENTS

     This Proxy Circular contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995, and "forward-looking information" under similar Canadian legislation, concerning the business, operations and financial performance and condition of each of Yamana and Desert Sun. Forward-looking statements and forward-looking information  include,  but  are not  limited  to,  statements  with  respect  to estimated production, synergies and financial impact of the proposed transaction; the benefits of the proposed transaction and the development potential of Yamana's and Desert Sun's properties; the future price of gold and copper; the estimation of mineral reserves and mineral resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; litigation liabilities; and limitations on insurance coverage. Generally, forward-looking statements and forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements and forward-looking information are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Yamana and Desert Sun to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; variations in relative amounts of refractory, non-refractory and transition ores; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; the businesses of Yamana and Desert Sun not being integrated successfully or such integration proving more difficult, time consuming or costly than expected; not realizing on the anticipated benefits from the Arrangement and all related transactions or not realizing on such anticipated benefits within the expected time frame; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to in the current annual Management's Discussion and Analysis and current Annual Information Form of each of Yamana and Desert Sun each filed with the securities regulatory authorities in Canada and available at www.sedar.com, and Yamana's Annual Report on Form 40-F and Desert Sun's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although management of each of Desert Sun and Yamana has attempted to identify important factors that could cause actual results to differ materially from those contained in forward- looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward- looking statements and forward-looking information. Neither Desert Sun nor Yamana undertakes to update any forward-looking statements or forward-looking information that are incorporated by reference herein, except in accordance with applicable securities laws.

     Readers are advised that National Instrument 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. Readers should refer to the respective Annual Information Forms of Desert Sun and Yamana, each for the year ended December 31, 2004, and other continuous disclosure documents filed by each of Desert Sun and Yamana since January 1, 2005, available at www.sedar.com, for this detailed information, which is subject to the qualifications and notes set forth therein.

     Mineral resources that are not mineral reserves do not have demonstrated economic viability. Readers should refer to the respective Annual Information Forms of Yamana, Desert Sun and RNC Gold Inc, each for the year ended December 31, 2004, and other continuous disclosure documents filed by each of Yamana, Desert Sun and RNC Gold Inc. since January 1, 2005 available at www.sedar.com, for further information relating to the mineral resources and mineral reserves of Yamana, Desert Sun and RNC Gold Inc.


                  INFORMATION CONTAINED IN THIS PROXY CIRCULAR

     The information contained in this Proxy Circular is given as at March 1, 2006, except where otherwise noted.

     No person has been authorized to give information or to make any representations in connection with the transactions other than those contained in this Proxy Circular and, if given or made, any such information or representations should be considered as not having been authorized by Desert Sun, Yamana or Yamana Subco.

     This Proxy Circular does not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

     Shareholders should not construe the contents of this Proxy Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection herewith.

     Information in this Proxy Circular regarding Yamana, RNC, Minerales Occidente S.A. and their respective business and affairs has been provided by Yamana and is the sole responsibility of Yamana. Desert Sun does not assume responsibility for the accuracy or completeness of such information.

                                     SUMMARY

     The following is a summary of certain information contained elsewhere in this Proxy Circular including the Exhibits hereto. Certain capitalized words and terms used in this summary are defined in the Glossary of Terms. This summary is qualified in its entirety by, and should be read together with, the detailed information and financial data and statements contained or referred to elsewhere or incorporated by reference in this Proxy Circular including the Exhibits hereto.


                                   THE MEETING

DATE, TIME AND PLACE OF MEETING

     The Meeting will be held on Friday, March 31, 2006 commencing at 10:30 a.m. (Toronto time) at The Fairmont Royal York, Tudor Room 7-8, 100 Front Street West, Toronto, Ontario, M5J 1E3.


RECORD DATE

     At the close of business on the Record Date, there were 105,164,482 Desert Sun Shares outstanding. Desert Sun Shareholders of record at the close of business on the Record Date are entitled to attend, and to vote at, the Meeting.


MATTERS TO BE CONSIDERED

     The Meeting will be constituted as an annual and special meeting of Desert Sun Shareholders. The Desert Sun Shareholders will be asked to consider and vote upon: (i) the election of directors of Desert Sun for the ensuing year; (ii) the appointment of auditors of Desert Sun for the ensuing year and the authorization of the directors to fix their remuneration; (iii) pursuant to the Interim Order, the Arrangement Resolution; and (iv) such other matters as may properly come before the Meeting.


DESERT SUN SHAREHOLDER APPROVAL

     In order for the Arrangement to be effected, the Arrangement Resolution must be approved by (i) an affirmative vote of not less than two-thirds of the votes cast thereon by Desert Sun Shareholders at the Meeting, in person or by proxy, and (ii) an affirmative vote of a majority of the votes cast thereon by disinterested Desert Sun Shareholders at the Meeting, in person or by proxy.


INTERESTS OF CERTAIN PERSONS IN THE ARRANGEMENT

     Certain directors and/or officers of Desert Sun have interests in the Combination that are different than the interests of Desert Sun Shareholders generally. These interests relate primarily to certain benefits that are or may be triggered under consulting agreements of certain officers of Desert Sun in certain circumstances following a change of control of Desert Sun. See "Information Concerning the Meeting -- Interests of Certain Persons in the Arrangement".

                                 THE COMBINATION

     Pursuant to the Arrangement Agreement, Desert Sun and Yamana have agreed to complete the Arrangement pursuant to which, among other things, Desert Sun will amalgamate with Yamana Subco, each Desert Sun Shareholder (other than a Registered Desert Sun Shareholder who exercises dissent rights) will be entitled to receive Yamana Shares in exchange for Desert Sun Shares held by such Desert Sun Shareholder on the basis of 0.6 Yamana Shares for each Desert Sun Share held by such Desert Sun Shareholder and Amalco will be wholly-owned by Yamana, all pursuant to the Plan of Arrangement.

     Upon completion of the Arrangement, each holder of a Desert Sun Warrant or a Desert Sun Option will be entitled to receive, upon subsequent exercise thereof, in accordance with the terms thereof, and shall accept in lieu of the number of Desert Sun Shares otherwise issuable upon such exercise, the number of Yamana Shares that such holder would have been entitled to receive as a result of the Arrangement if, immediately prior to the effective time of the Arrangement, such holder had been the registered holder of the number of Desert Sun Shares to which such holder was previously entitled upon exercise.

     Upon completion of the Arrangement, former Desert Sun Shareholders will own approximately 24% of the outstanding Yamana Shares, on a non-diluted basis, and former Desert Sun securityholders will hold approximately 27.5% of the outstanding Yamana Shares, on a fully-diluted basis.

     See "The Combination".


BENEFITS OF THE ARRANGEMENT

     The Board of Directors believes that the Combination will have the following benefits for Desert Sun Shareholders:

     1. the Combination offers an attractive premium of approximately 24% to the weighted average trading prices of Desert Sun and Yamana for the ten day period ending on February 21, 2006, the date prior to the date on which the transaction was announced;

     2. the combined company will be a significant gold producer with one of the largest production growth profiles;

     3. the combined company will be well positioned for internal growth and have the financial strength and flexibility to take advantage of
          consolidation  and  acquisition   opportunities  in  the  gold  mining
          industry;

     4. the combined company will have interests in six producing gold operations, with estimated annualized gold production of approximately 450,000 gold equivalent ounces in 2006, making it one of the largest gold producers in Brazil;

     5. as a result of the Combination, Desert Sun will mitigate the operational risks inherent in a one-mine company;

     6. the combined company will have immediate and near-term production growth opportunities through the development of the Chapada mine and the Morro do Vento project;

     7. the combined company expects to reduce expenses, including costs of production, based on the proximity of the Jacobina mine to Yamana's Fazenda Brasileiro and its ability to take advantage of general and administrative merger synergies;

     8. the combined company will have a market capitalization of approximately $2.4 billion (based on the closing price of the Desert Sun Shares and the Yamana Shares on the TSX on February 22, 2006, the date that the Arrangement was announced), which will facilitate the addition of the securities of the combined company to gold indices and will enhance its ability to compete for world class projects; and

     9. the combined company will have an experienced management team with significant operating experience.


SPECIAL COMMITTEE REVIEW AND RECOMMENDATION OF THE BOARD OF DIRECTORS

     A Special Committee of the Board of Directors was formed to review the Combination and reported to the Board of Directors respecting its recommendations and conclusions. The Special Committee concluded that the Arrangement is fair to Desert Sun Shareholders and that the Combination is in the best interests of Desert Sun and Desert Sun Shareholders. Further, the Special Committee recommended that the Board of Directors proceed with the Arrangement.

     In reaching its conclusions and formulating its recommendations, the Special Committee considered the expected benefits from the Combination as well as a number of factors including:

     (a) information regarding Yamana, its assets and properties (see a summary of such information set forth in Exhibit B -- "Yamana Gold Inc.");

     (b) information regarding Yamana with respect to its historical and current financial condition, business and operations;

     (c)  historical   information  regarding  the  market  prices  and  trading
          information of the Desert Sun Shares and the Yamana Shares;

     (d) information regarding Yamana obtained by Desert Sun management from its due diligence review of Yamana and, in particular, technical information obtained during visits to Yamana properties;

     (e) Desert Sun management concluded that the significant opportunities for cost savings in Brazil that are expected to result from the Combination will not be available to third parties, hence, in their opinion, making it difficult for a third party to offer consideration in excess of what is offered under the Combination;

     (f) the anticipated size and market liquidity of the combined company, subsequent to the Arrangement;

     (g)  that the Yamana  Shares  offered in  connection  with the  Arrangement
          provide   Desert  Sun   Shareholders   with  the   opportunity  to  be
          shareholders of a larger, more diversified company;

     (h) Desert Sun Shareholders will retain their ability to benefit from the growth prospects represented by the combined company by receiving 0.6 of a Yamana Share for each Desert Sun Share held;

     (i) the Exchange Ratio implied a price of $5.57 per Desert Sun Share representing a premium of approximately 24% based on the volume-weighted-average trading prices of Yamana and Desert Sun for the ten-day period ending on February 21, 2006, the date prior to the date on which the Arrangement was announced;

     (j) the GMP Fairness Opinion and the Sprott Securities Fairness Opinion, which both concluded that the Arrangement is fair, from a financial point of view, to the Desert Sun Shareholders;

     (k) the Special Committee has relied on the fact that Sprott Securities had previously been retained as financial advisor to identify and approach potential third parties that demonstrated a real interest in pursuing a transaction at a price/consideration comparable to that offered pursuant to the Combination and that would be motivated and able to complete a transaction in a reasonable period of time;

     (l) for Canadian federal income tax purposes, Desert Sun Shareholders who hold their Desert Sun Shares as capital property generally will be able to exchange their Desert Sun Shares for Yamana Shares under the Arrangement on a tax-deferred basis under the Tax Act (see "Certain Tax Considerations to Desert Sun Shareholders -- Certain Canadian Federal Income Tax Considerations");

     (m) the view of the Desert Sun Board of Directors that the terms and conditions of the Arrangement Agreement, including the amount of the Termination Fee and the circumstances under which it is payable, do not prevent, or unreasonably deter, an unsolicited third party from proposing or making a Superior Proposal, provided that Desert Sun complies with the terms of the Arrangement Agreement;

     (n) the Arrangement Resolution must be approved by not less than two-thirds of the votes cast at the Meeting by Desert Sun Shareholders and a majority of the votes cast at the Meeting by disinterested Desert Sun Shareholders;

     (o) the Arrangement requires approval of the Court, which will consider, among other things, the fairness of the Arrangement to Desert Sun Shareholders;

     (p) the risks associated with the completion of the Combination, and the risks associated with not completing the Combination; and

     (q) under the Arrangement, Registered Desert Sun Shareholders will have dissent rights.

     The Special Committee also considered current industry, economic and market conditions and trends as well as the reasons set forth under "The Combination -- Benefits for the Combination".

     After considering the report of the Special Committee, the Board of Directors adopted the Special Committee's recommendation, concluded that the Arrangement and the terms of the Arrangement Agreement are fair to Desert Sun Shareholders and authorized the entry by Desert Sun into the Arrangement Agreement and all related agreements.

     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT DESERT SUN SHAREHOLDERS VOTE IN FAVOUR OF THE ARRANGEMENT RESOLUTION.


SPROTT SECURITIES FAIRNESS OPINION

     Desert Sun engaged Sprott Securities Inc. ("Sprott Securities") as its financial advisor as of January 27, 2006. As part of its engagement, Sprott Securities was asked by the Board of Directors to, among other things, consider the proposed Combination and provide its opinion as to the fairness of the Arrangement, from a financial point of view, to Desert Sun Shareholders. On February 20, 2006, Sprott Securities provided in writing to the board of directors its opinion, that as of that date, based upon and subject to the considerations described therein, the Arrangement is fair, from a financial point of view, to Desert Sun Shareholders. Under the terms of the Sprott Securities Engagement Letter, Desert Sun has agreed to pay Sprott Securities an advisory fee equal to 0.5% of the value attributed to Desert Sun in the Arrangement, which is payable upon its completion.

     Desert Sun Shareholders are encouraged to read the full text of the Sprott Securities Fairness Opinion, which sets forth, among other things, assumptions made, information reviewed, matters considered and limitations on the scope of the review undertaken by Sprott Securities in rendering the Sprott Securities Fairness Opinion. The Sprott Securities Fairness Opinion is attached as Exhibit C to this Proxy Circular.


GMP FAIRNESS OPINION

     The Special Committee engaged GMP Securities L.P. ("GMP") as its financial advisor as of February 13, 2006. As part of its engagement, GMP was asked by the Special Committee to, among other things, consider the proposed Combination and provide its opinion as to the fairness of the Arrangement, from a financial point of view, to Desert Sun

Shareholders. On February 20, 2006, GMP provided in writing to the board of directors its opinion, that as of that date, based upon and subject to the considerations described therein, the Arrangement is fair, from a financial point of view, to Desert Sun Shareholders.

     Desert Sun Shareholders are encouraged to read the full text of the GMP Fairness Opinion, which sets forth, among other things, information reviewed, matters considered and limitations on the scope of the review undertaken by GMP in rendering the GMP Fairness Opinion. The GMP Fairness Opinion is attached as Exhibit D to this Proxy Circular.


SUPPORT OF DESERT SUN OFFICERS AND DIRECTORS

     Each of the officers and directors of Desert Sun have agreed:

     1. to vote or cause to be voted in favour of the Arrangement Resolution, the Desert Sun Shares beneficially owned by him or her or over which he or she exercises control or direction at the Meeting;

     2. except as permitted by the Arrangement Agreement, not to initiate, solicit, promote or encourage inquiries or the submission of proposals in respect of any Acquisition Proposal or take any other action that would or could reasonably reduce the likelihood of success of completion of the Combination; and

     3. not to sell, transfer, option or otherwise dispose of any such Desert Sun Shares.

     The obligations of such officers and directors will terminate to the extent there is a Superior Proposal and otherwise if the Arrangement Agreement is terminated in accordance with its terms.

     Such officers and directors of Desert Sun collectively beneficially own and exercise control or direction over an aggregate of 2,096,192 Desert Sun Shares, representing approximately 1.99% of the Desert Sun Shares outstanding.

IMPLEMENTATION OF ARRANGEMENT

     If the Arrangement is approved at the Meeting and a Final Order approving the Arrangement is issued by the Superior Court of Justice (Ontario) and the applicable conditions to completion of the Arrangement have been satisfied:

     (a)  Articles of Arrangement will be filed pursuant to which:

          (i) Desert Sun and Yamana Subco will amalgamate and continue as Amalco on the terms prescribed in the Plan of Arrangement;

          (ii) all Desert Sun Shares held by Yamana Subco will be cancelled without any repayment of capital in respect thereof;

          (iii) all Desert Sun Shares held by Desert Sun Shareholders (other than Dissenting Shareholders) will be exchanged for Yamana Shares on the basis of 0.6 of a Yamana Share for each Desert Sun Share, and each Desert Sun Share will be cancelled without any repayment of capital in respect thereof;

          (iv) each Desert Sun Warrant will entitle the holder to receive upon the exercise thereof, in lieu of the number of Desert Sun Shares otherwise issuable upon the exercise thereof, the number of Yamana Shares that the holder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Desert Sun Shares to which such holder was theretofore entitled upon such exercise, at a price of $4.167 per Yamana Share issued;

          (v) each Desert Sun Option will entitle the holder to receive upon the exercise thereof, in lieu of the number of Desert Sun Shares otherwise issuable upon the exercise thereof, the number of Yamana Shares that the holder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Desert Sun Shares to which such holder was theretofore entitled upon such exercise, at a price per Yamana Share issued adjusted to reflect the Combination. Desert Sun Options shall continue to be governed by and be subject to the terms of the Desert Sun Stock Option Plan and applicable agreement thereunder except to the extent that a Desert Sun Option will expire on the earlier of the expiry date for such option and six months after the Effective Date (instead of in ninety days as provided in the Stock Option Plan) if the holder thereof ceases to be an employee, consultant or director of Desert Sun as of the Effective Date and does not become an employee, consultant or director of Yamana or a material subsidiary thereof on that date;

          (vi) each Yamana Subco Share will be exchanged for one Amalco Share;

          (vii) Desert Sun Shareholders (other than Dissenting Shareholders) will become shareholders of Yamana, a corporation governed by the CBCA; and

          (viii) Amalco will be a wholly-owned subsidiary of Yamana.

See "The Combination."


TREATMENT OF DESERT SUN WARRANTS AND DESERT SUN OPTIONS

     The Arrangement Agreement and the Plan of Arrangement provide that each holder of a Desert Sun Warrant or a Desert Sun Option will be entitled to receive upon the subsequent exercise thereof in accordance with its terms, and shall accept in lieu of the number of Desert Sun Shares otherwise issuable upon such exercise, the number of Yamana Shares that such holder would have been entitled to receive as a result of the Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Desert Sun Shares to which such holder was theretofore entitled upon such exercise at a price per Yamana Share issued of $4.167.


CONDITIONS TO THE COMBINATION

     The Arrangement is subject to a number of mutual conditions, which can only be waived by both Desert Sun and Yamana, including, among others, (i) the Interim Order shall have been granted and not amended in a manner unacceptable to Yamana or Desert Sun; (ii) Desert Sun Shareholder approval; (iii) the Final Order shall have been granted in form and substance satisfactory to Yamana and Desert Sun, each acting reasonably; (iv) the Articles of Arrangement shall be in form and substance satisfactory to Yamana and Desert Sun; (v) no law or regulation shall make it illegal or negatively impact the Arrangement so as to have a Material Adverse Effect on Desert Sun or Yamana; (vi) the TSX and AIM shall have conditionally approved the listing thereon, and AMEX shall have authorized for listing, the Yamana Shares to be issued pursuant to the Arrangement; (vii) receipt of all required consents, permits and other regulatory approvals and all third party consents; and (viii) the Yamana Shares to be issued in the United States pursuant to the Arrangement being exempt from registration requirements under the U.S. Securities Act. See "The Combination -- Shareholder Approval", "The Combination -- Regulatory Matters", and "The Arrangement Agreement -- Conditions to the Closing".

     The obligations of Yamana to complete the Arrangement are subject to the satisfaction of certain additional conditions in its favour, including, among others, (i) the representations and warranties of Desert Sun under the Arrangement Agreement being true and correct, except where failure or breaches of representations and warranties would not either individually or in the aggregate in the reasonable judgement of Yamana have a Material Adverse Effect on Desert Sun; (ii) there having been no changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could have, a Material Adverse Effect on Desert Sun; (iii) Desert Sun having complied in all material respects with its covenants in the Arrangement Agreement; (iv) Desert Sun Shareholders holding no more than 5% of the outstanding Desert Sun Shares shall have exercised their right of dissent in respect of the Arrangement Resolution; and (v) each of Stan Bharti and Bruce Humphrey shall have accepted Yamana Shares in consideration of one-half of the "change in control" payment owing to each of them under their respective consulting agreement.

     The obligations of Desert Sun to complete the Arrangement are subject to the satisfaction of certain additional conditions in its favour, including, among others, (i) the representations and warranties of Yamana under the Arrangement Agreement being true and correct, except where failure or breaches of representations and warranties would not either individually or in the aggregate in the reasonable judgement of Desert Sun have a Material Adverse
Effect on Yamana; (ii) there having been no changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could have, a Material Adverse Effect on Yamana; (iii) Yamana having complied in all material respects with its covenants in the Arrangement Agreement.


NON-SOLICITATION

     Pursuant to the Arrangement Agreement, Desert Sun has agreed that it will not, directly or indirectly, through any officer, director, employee, representative, advisor or agent of Desert Sun or the Desert Sun Subsidiary, or otherwise: (a) solicit, initiate or promote (including by way of furnishing information or entering into any form of agreement or understanding) any inquiries or proposals regarding any Acquisition Proposal or potential Acquisition Proposal; (b) participate in any discussions or negotiations regarding any Acquisition Proposal or potential Acquisition Proposal; (c) agree to, approve or recommend or propose publicly to agree to approve or recommend any Acquisition Proposal or potential Acquisition Proposal; (d) accept or enter into any agreement, understanding or arrangement related to any Acquisition Proposal or potential Acquisition Proposal; or make any public announcement or take any other action inconsistent with, or that could reasonably be likely to be regarded as detracting from, the recommendation of the directors of Desert Sun to approve the Combination. Notwithstanding the foregoing, nothing will prevent or restrict the Board of Directors from, prior to the approval of the Arrangement by Desert Sun Shareholders, considering or negotiating any unsolicited bona fide Acquisition Proposal that would be a Superior Proposal or from approving or recommending to Desert Sun Shareholders, or entering into any agreement in respect of, a Superior Proposal in accordance with the terms of the Arrangement Agreement. Desert Sun must notify Yamana within 24 hours of the receipt by any director or officer of Desert

Sun of any Acquisition Proposal, any amendment to the foregoing, or any request for non-public information relating to Desert Sun or the Desert Sun Subsidiary. See "The Combination -- Non-Solicitation".


SUPERIOR PROPOSAL

     Neither Desert Sun nor the directors thereof shall accept, approve or recommend or enter into any agreement in respect of an Acquisition Proposal on the basis that it would constitute a Superior Proposal, unless (i) Desert Sun has provided Yamana with a copy of information concerning the Acquisition Proposal, together with any material non-public information provided to the maker of the Acquisition Proposal and not previously provided to Yamana; (ii) such Superior Proposal does not provide for the payment of any break, termination or other fees or expenses to the other party in the event that Desert Sun completes the Combination or any other similar transaction with Yamana or any of its affiliates agreed to prior to termination of the Arrangement Agreement (provided that a Superior Proposal may provide for the payment of expenses to the other party in the event that Desert Sun and Yamana do not enter into an amended agreement in respect of the Superior Proposal, Yamana provides notice that it wishes the Meeting to proceed, a further Superior Proposal is subsequently made by another party and Yamana ultimately succeeds); and (iii) five business days have elapsed from the later of the date on which Yamana received notice of the determination of the Board of Directors to accept, approve, recommend or enter into any agreement in respect of such Superior Proposal and the date Yamana received a copy of the Acquisition Proposal, and Yamana has not within such five business day period agreed to at least match the value per Desert Sun Share of such Superior Proposal. See "The Combination -- Superior Proposal".


TERMINATION AND TERMINATION FEES

     The Arrangement Agreement may be terminated at any time prior to the Effective Date:

     1.   by mutual written consent of the parties;

     2.   by either party if:

          a. a mutual condition or a condition in its favour is not satisfied or waived in accordance with the Arrangement Agreement; or

          b. the Effective Date is not on or before the Completion Deadline, provided however, if the Arrangement has not been completed by such date because the Meeting has not been held due to the fault of Desert Sun, then Desert Sun shall not be entitled to terminate the Arrangement Agreement; or

          c. the Meeting is held and completed and the Desert Sun Shareholders do not approve the Arrangement Resolution; or

     3. by Yamana or Yamana Subco if there is a Superior Proposal and the directors of Desert Sun withdraw or modify in any manner adverse to Yamana or Yamana Subco their approval or recommendation of the Arrangement, or shall fail, after being requested by Yamana in writing, to reaffirm its approval or recommendation of the Arrangement, or shall have accepted, approved, recommended or entered into any agreement in respect of any Superior Proposal.

     If Yamana terminates the Arrangement Agreement in connection with:

     1. a Superior Proposal and the Board of Directors of Desert Sun has (i) withdrawn or modified in a manner adverse to Yamana their approval or recommendation of the Arrangement; (ii) failed, after being requested by Yamana in writing, to reaffirm its approval or recommendation of the Arrangement as promptly as possible, but in any event within two business days, or (iii) accepted, approved or recommended or entered into an agreement in respect of any Superior Proposal;

     2. Desert Sun failing to satisfy its covenants regarding non-solicitation and superior proposals in any material respect, as described under the heading "The Arrangement Agreement -- Non-Solicitation and Superior Proposal";

     3. Desert Sun failing to submit the Arrangement for approval to the Desert Sun Shareholders, in accordance with the terms of the Arrangement Agreement, or failing to solicit proxies in connection therewith;

then Desert Sun shall pay Yamana an amount in cash equal to $21.5 million. Desert Sun shall also have to pay such a break fee if an Acquisition Proposal has been made to Desert Sun and made known to Desert Sun Shareholders generally and not withdrawn publicly prior to the Meeting, the Desert Sun Shareholders do not approve the Arrangement, and Desert Sun completes an Acquisition Proposal with such third party within nine months following the termination of the Arrangement. Such payment shall be made within five days following the completion of the Acquisition Proposal. Desert Sun shall not be obligated to make more than one such termination payment.

     Notwithstanding that Desert Sun has entered into an agreement in connection with, or otherwise supports, a Superior Proposal, Yamana may require Desert Sun to hold the Meeting and to place the Arrangement Resolution before the Desert Sun Shareholders for approval.


STOCK EXCHANGE LISTINGS

     Yamana Shares are listed and posted for trading on the TSX under the symbol "YRI", on the AMEX under the symbol "AUY" and on AIM under the symbol "YAU". Desert Sun Shares are listed and posted for trading on the TSX under the symbol "DSM" and on the AMEX under the symbol "DEZ" and are also quoted over the counter on the Berlin and Frankfurt Stock Exchanges under the symbol "DRT". Desert Sun Warrants are listed for trading on the TSX under the symbol "DSM.WT".

     Following completion of the Arrangement, the Desert Sun Warrants will continue to be listed on the TSX as share purchase warrants of Yamana. See "The Combination -- Stock Exchange Listings".


INCOME TAX CONSIDERATIONS

     Canadian and U.S. Desert Sun Shareholders should consult their own tax advisers for specific advice concerning the tax consequences of the Arrangement.

     For Canadian federal income tax purposes, a Desert Sun Shareholder whose Desert Sun Shares are capital property will generally realize neither a capital gain nor a capital loss on the exchange of such shares for Yamana Shares under the Arrangement. Desert Sun Shareholders should read carefully the information under "Certain Tax Considerations to Desert Sun Shareholders -- Certain Canadian Federal Income Tax Considerations" that qualifies the information set forth above.

     For U.S. federal income tax purposes, Yamana and Desert Sun have agreed to treat the Arrangement as a reorganization under the provisions of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended. Even if the Arrangement qualifies as a reorganization, however, a U.S. Holder (as defined under "Certain Tax Considerations to Desert Sun Shareholders -- Certain United States Federal Income Tax Consequences") of Desert Sun Shares may be required to recognize taxable gain (but not loss) on the exchange of its Desert Sun Shares for Yamana Shares if the U.S. Holder has held Desert Sun Shares at any time during which Desert Sun was a "passive foreign investment company" for U.S. federal income tax purposes. Holders of Desert Sun Shares should read carefully the information under "Certain Tax Considerations to Desert Sun Shareholders -- Certain United States Federal Income Tax Consequences".


RISK FACTORS

     Desert Sun Shareholders should consider a number of risk factors in evaluating whether to approve the Arrangement Resolution, which are discussed in this Proxy Circular. These risk factors include certain risks related to the business of

Yamana, which are discussed in greater detail herein. See Exhibit A -- "Desert Sun Mining Corp. -- Risk Factors" and Exhibit B -- "Yamana Gold Inc. -- Risk Factors".


DISSENTING SHAREHOLDERS

     Registered Desert Sun Shareholders are entitled to dissent from the Arrangement Resolution in the manner provided in section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement. Each Desert Sun Share held by Dissenting Shareholders shall be deemed to be transferred by the holders thereof, without any further act or formality on their part, free and clear of all liens, claims and encumbrances, to Yamana. Yamana will be obliged to pay, as determined on the Arrangement Effective Date, the fair value of such Dissenting Shareholders' Desert Sun Shares. See Exhibit I -- "Dissent Rights". It is suggested that any Desert Sun Shareholders wishing to avail themselves of their rights under those provisions seek their own legal advice as failure to comply strictly with the provisions of the CBCA may prejudice their right of dissent.

                       DESERT SUN SELECTED FINANCIAL DATA

     The following selected financial data for Desert Sun is based upon, and should be read in conjunction with, the more detailed financial information appearing in the audited comparative consolidated balance sheets of Desert Sun as at December 31, 2005 and 2004 and the audited consolidated statements of shareholders' equity, operations and deficit and cash flows for the twelve-month period ended December 31, 2005, the sixteen-month period ended December 31, 2004 and the twelve-month period ended August 31, 2003, together with the auditors' report thereon and the notes thereto and the management's discussion and analysis in respect thereof incorporated by reference in this Proxy Circular, as well as the unaudited interim financial statements of Desert Sun as at and for the nine months ended September 30, 2005.

                                                                                  Summary Financial Data
                                                                               ($000, except where stated)
                                                                               ---------------------------
                                                             Year ended             Nine months ended           16 months ended
                                                          December 31, 2005         September 30, 2005         December 31, 2004
                                                          -----------------         ------------------         -----------------
                                                                                        (unaudited)
Statements of Operations
Operating revenues.................................             20,228                      8,962                       --
Operating expenses.................................             15,658                      7,724                       --
Operating earnings (loss)..........................              4,570                      1,238                       --
Net income (loss)..................................             (7,916)                    (6,858)                  (8,266)
Net income (loss) per share --
  Basic ($/share)..................................              (0.09)                     (0.08)                   (0.14)
  Diluted ($/share)................................              (0.09)                     (0.08)                   (0.14)
Weighted average number of shares outstanding as of             84,198                     82,022                   57,349
  the end of the period (thousands)................


                                                                As at                     As at                      As at
                                                          December 31, 2005         September 30, 2005         December 31, 2004
                                                          -----------------         ------------------         -----------------
                                                                                       (unaudited)
Balance Sheet
Total assets.......................................            142,614                   99,623                      64,876
Shareholders' equity...............................            121,958                   84,971                      59,700
Capital stock......................................            122,898                   88,579                      62,646

                         YAMANA SELECTED FINANCIAL DATA

     The following selected financial data for Yamana is based upon, and should be read in conjunction with, the more detailed financial information appearing in the audited comparative consolidated financial statements of Yamana as at and for the ten months ended December 31, 2004, as at and for the fiscal year ended February 29, 2004, together with the auditors' report thereon and the notes thereto, and the unaudited interim financial statements as at and for the nine months ended September 30, 2005, and management's discussion and analysis in respect thereof incorporated by reference in this Proxy Circular.

                                                                                               Summary Financial Data
                                                                                           (US$000, except where stated)
                                                                                           -----------------------------

                                                                                    Nine months ended          Ten months ended
                                                                                    September 30, 2005         December 31, 2004
                                                                                    ------------------         -----------------
                                                                                       (unaudited)
Statements of Operations
Operating revenues...........................................................             29,383                    32,298
Operating expenses...........................................................             25,780                    22,660
Operating earnings (loss)....................................................              3,603                     9,638
Net income (loss)............................................................             (4,038)                    2,783
Net income (loss) per share
  Basic ($/share)............................................................              (0.03)                     0.03
  Diluted ($/share)..........................................................              (0.03)                     0.02
Weighted average number of shares outstanding as of the end of the period                129,654                   100,036
  (thousands)................................................................

                                                                                          As at                      As at
                                                                                    September 30, 2005         December 31, 2005
                                                                                    ------------------         -----------------
Balance Sheet
Total assets.................................................................            345,206                   177,106
Shareholders' equity.........................................................            210,124                   160,309
Capital stock................................................................            205,483                   147,407

                        PRO FORMA SELECTED FINANCIAL DATA

     The following selected unaudited pro forma financial data for Yamana is based upon, and should be read in conjunction with, the more detailed financial information appearing in the unaudited consolidated pro forma financial statements  of  Yamana  for the ten  months  ended  December  31,  2004  and the nine-month period ended September 30, 2005 included elsewhere in this Proxy Circular. The unaudited pro forma consolidated financial statements of Yamana reflect the completion of the Combination as if it had occurred on January 1, 2004 for the purposes of the pro forma consolidated statement of operations, and on September 30, 2005 for the purposes of the pro forma balance sheet. The unaudited pro forma consolidated financial statements include financial information taken from the unaudited financial statements of RNC Gold Inc. and Minerales Occidente S.A. as at September 30, 2005 and for the nine months then ended, and the audited financial statements of the companies for the year ended December 31, 2004, respectively, which financial statements are incorporated herein by reference, and assume that the acquisition of RNC Gold Inc. and Minerales Occidente S.A. occurred on January 1, 2004 for the purposes of the pro forma consolidated statement of operations, and on September 30, 2005 for the purposes of the pro forma balance sheet. Yamana is currently evaluating Desert Sun's mining operations as part of its transition plan relating to the integration of Desert Sun's operations with Yamana's existing operating mines and projects under construction. The unaudited pro forma consolidated financial statements are not necessarily indicative of the financial position or financial results that would have been achieved had the Arrangement been completed as of the beginning of the periods presented and should not be construed as representative of such amounts for any future dates or periods.

                                                                                          Pro Forma Summary Financial Data
                                                                                           (US$000, except where stated)
                                                                                           -----------------------------

                                                                                    Nine-months ended          Ten months ended
                                                                                    September 30, 2005         December 31, 2004
                                                                                    ------------------         -----------------

                                                                                        (unaudited)               (unaudited)
Statements of Operations
Gold sales...................................................................             67,297                    79,900
Mine operating expenses......................................................             66,594                    70,027
Operating earnings (loss)....................................................                703                     9,873
Net income (loss)............................................................           (17,461)                   (5,973)
Net income (loss) per share --
  Basic ($/share)............................................................             (0.09)                    (0.04)
Shares outstanding as of the end of the period (thousands)...................            187,942                   158,324


                                                                                          As at
                                                                                    September 30, 2005
                                                                                    ------------------
Balance Sheet

Total assets.................................................................            134,348
Shareholders' equity.........................................................            765,755
Capital stock................................................................            676,090

                                GLOSSARY OF TERMS

     The following is a glossary of terms used frequently in this Proxy Circular and in Exhibit "A" and Exhibit "B" attached hereto.

"Acquisition Proposal" means, in respect of Desert Sun, any bona fide inquiry, proposal or offer made by a party with whom Desert Sun and each of its officers and directors deals at arm's length regarding any merger, amalgamation, share exchange, business combination, take-over bid, tender offer, sale or other disposition of all or substantially all of its assets, in a single transaction or a series of related transactions, (or any lease, long term supply agreement or other arrangement having the same economic effect as a sale of all or substantially all of Desert Sun's assets), any recapitalization, reorganization, liquidation, material sale or issue of treasury securities or rights therein or thereto or rights or options to acquire any material number of treasury securities, any exchange offer, secondary purchase or any type of similar transaction that would, or could, in any case, constitute a de facto acquisition or change of control of Desert Sun or would or could, in any case, result in the sale or other disposition of all or substantially all of the assets of Desert Sun (other than the Arrangement and all other transactions to be completed in connection with the Arrangement contemplated in the Arrangement Agreement).

"ADP" means ADP Investor Communications Corporation.

"affiliate" shall have the meaning ascribed to such term under the CBCA but shall not include Yamana Subco.

"AIM" means the Alternative Investment Market of the London Stock Exchange plc.

"Amalco" means the entity resulting from the amalgamation of the Amalgamating Corporations.

"Amalco Shares" means the common shares in the share capital of Amalco.

"Amalgamating Corporations" means Yamana Subco and Desert Sun.

"AMEX" means the American Stock Exchange.

"Arrangement" means the arrangement under section 192 of the CBCA described in the Arrangement Agreement and set out in the Plan of Arrangement, subject to any amendment or supplement thereto and made in accordance with or at the discretion of the Court in the Final Order, involving Desert Sun, Yamana and Yamana Subco pursuant to which, among other things: (i) Desert Sun will amalgamate with Yamana Subco, (ii) each Desert Sun Shareholder (other than Dissenting Shareholders, Yamana and its affiliates) will be entitled to receive Yamana Shares in exchange for the Desert Sun Shares held by such Desert Sun Shareholders on the basis of the Exchange Ratio, and (iii) Amalco will become a wholly-owned subsidiary of Yamana.

"Arrangement Agreement" means the agreement between Yamana, Yamana Subco and Desert Sun in respect of the Arrangement dated February 22, 2006, filed and available on SEDAR and incorporated by reference in this Proxy Circular.

"Arrangement Resolution" means the special resolution of Desert Sun Shareholders approving the Arrangement as set out in Exhibit F to this Proxy Circular.

"Articles of Arrangement" means the articles of arrangement giving effect to the Arrangement, to be filed pursuant to the CBCA.

"Board of Directors" or ""Board" means the board of directors of Desert Sun.

"Canadian Securities Regulatory Authorities" means the applicable securities commissions and similar securities regulatory authorities of the provinces and territories of Canada.

"CBCA" means the Canada Business Corporations Act, as may be amended from time to time.

"CDS" means the Canadian Depository for Securities Limited.

"Certificate" means the certificate of arrangement of Amalco issued by the Director under the CBCA.

"CIBC Mellon" means CIBC Mellon Trust Company, the transfer agent and registrar in respect of the Yamana Shares.

"Closing Date" means April 5, 2006 or such other date as Desert Sun, Yamana and Yamana Subco may mutually agree upon.

"CIBC Mellon" means CIBC Mellon Trust Company.

"Combination" means the business combination of Desert Sun and Yamana pursuant to the terms of the Arrangement Agreement.

"Court" means the Superior Court of Justice (Ontario).

"CRA" means Canada Revenue Agency.

"Desert Sun" means Desert Sun Mining Corp., a corporation existing under the CBCA.

"Desert Sun Consulting Agreements" means the consulting agreements that Desert Sun has entered into with each of: Stan Bharti as Chairman, Gerald McCarvill as Vice Chairman, Bruce Humphrey as President and Chief Executive Officer, Stephen Woodhead as Chief Financial Officer, Peter Tagliamonte as Vice President, Operations and Chief Operating Officer, Mike Hoffman as Vice President, Strategic Development, Dr. William Pearson as Vice President, Exploration, Naomi Nemeth as Vice President, Investor Relations and Tony Wonnacott as General Counsel and Corporate Secretary.

"Desert Sun Options" means the options outstanding to acquire an aggregate of 8,547,163 Desert Sun Shares issued pursuant to the Desert Sun stock option plan, with exercise prices ranging from $0.38 to $2.86 per Desert Sun option and with expiry dates ranging from July 11, 2007 to January 3, 2011.

"Desert Sun Shareholders" means holders of Desert Sun Shares.

"Desert Sun Shares" means the common shares in the capital of Desert Sun.

"Desert Sun Subsidiary" means Jacobina Mineracao e Comercio Ltda.

"Desert Sun Warrants" means the share purchase warrants of Desert Sun listed for trading on the TSX, each of which entitles the holder thereof to acquire one Desert Sun Share at a price of $2.50 at any time prior to 5:00 p.m. (Toronto time) on November 20, 2008.

"Director" means the director appointed pursuant to section 260 of the CBCA.

"Dissent Notice" means a written objection to the Arrangement Resolution made by a Registered Desert Sun Shareholder in accordance with the Dissent Procedures.

"Dissent Procedures" means the dissent procedures described under "Information Concerning the Meeting -- Dissent Rights" and Exhibit I -- "Dissent Rights".

"Dissenting Shareholder" means a Registered Desert Sun Shareholder who dissents in respect of the Arrangement Resolution in strict compliance with the Dissent Procedures.

"DPSP" means a deferred profit sharing plan (within the meaning of the Tax Act).

"Effective Date" means the date set out in the Certificate as being the effective date in respect of the Arrangement.

"Effective Time" means 12:01 a.m. (Toronto time) on the Effective Date.

"Eligible Institution" means a Canadian Schedule I Chartered Bank, a major trust company in Canada, a commercial bank or trust company having an office, branch or agency in the United States, a firm that is a member of a recognized stock exchange in Canada, the Investment Dealers Association of Canada, a national securities exchange in the United States or the National Association of Securities Dealers, Inc. or a participant in the Securities Transfer Agents Medallion Program (STAMP).

"Equity Transfer" means Equity Transfer Services Inc.

"Exchange Ratio" means the ratio of 0.6 of a Yamana Share exchanged for one Desert Sun Share.

"Final Order" means the final order of the Court approving the Arrangement.

"GMP" means GMP Securities L.P.

"GMP Engagement Letter" means the engagement letter dated February 14, 2006, pursuant to which the Special Committee retained GMP to act as its financial advisor.

"GMP Fairness Opinion" means the opinion of GMP provided to members of the Special Committee and addressed to the Special Committee that the Arrangement is fair from a financial point of view to the Desert Sun Shareholders, dated February 20, 2006, a copy of which is attached as Exhibit D to this Proxy Circular.

"Interim Order" means the interim order of the Court granted on March 1, 2006 pursuant to which Desert Sun is authorized to present the Plan of Arrangement at the Meeting.

"Intermediary" means an intermediary that a Non-Registered Shareholder may deal with, including banks, trust companies, securities dealers or brokers and trustees or administrators of RRSPs, RRIFs, RESPs and similar plans, and their nominees.

"Letter of Transmittal" means the Letter of Transmittal for transmittal of Desert Sun Shares (printed on blue paper) in the form accompanying this Proxy Circular, or a facsimile thereof.

"Material Adverse Change" means, in respect of Yamana or Desert Sun, any one or more changes, events or occurrences, and "Material Adverse Effect" means, in respect of Yamana or Desert Sun, any state of facts, which, in either case, either individually or in the aggregate, are, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, prospects, assets, liabilities or financial condition of Yamana and the Yamana Material Subsidiaries, or Desert Sun and the Desert Sun Subsidiary, respectively, on a consolidated basis, other than any change, effect, event or occurrence: (i) relating to the global economy or securities markets in general;
(ii) affecting the worldwide gold mining industry in general and that does not have a materially disproportionate effect on Yamana and the Yamana Material
Subsidiaries on a consolidated basis, or Desert Sun and the Desert Sun Subsidiary on a consolidated basis, respectively; (iii) resulting from changes in the price of gold or copper; or (iv) relating to the rate at which Canadian dollars can be exchanged for United States dollars or vice versa; for greater certainty, any production delays at the Jacobina Mine that are or would reasonably be expected to be material and adverse to the business, operations, results of operations, prospects, assets, liabilities or financial condition of Desert Sun and the Desert Sun Subsidiary, on a consolidated basis, shall constitute a Material Adverse Change or Material Adverse Effect, as the case may be, in respect of Desert Sun and the Desert Sun Subsidiary.

"Material Yamana Subsidiaries" means the subsidiaries of Yamana set out in Exhibit "B" hereof.

"Meeting" means the annual and special meeting of the Desert Sun Shareholders to be held on March 31, 2006, and any adjournment thereof.

"Meeting Materials" means this Proxy Circular, the Notice of Meeting, the form of proxy for use in connection with the Meeting and the Letter of Transmittal.

"NI 54-101" means the Canadian Securities Administrators' National Instrument 54-101, Proxy Solicitation.

"Non-Registered Shareholder" means a Desert Sun Shareholder who is a beneficial holder of Desert Sun Shares and is not a Registered Desert Sun Shareholder in respect of such Desert Sun Shares.

"Non-Resident Shareholders" has the meaning specified under "Certain Tax Considerations to Desert Sun Shareholders -- Certain Canadian Federal Income Tax Considerations -- Desert Sun Shareholders Not Resident in Canada".

"Notice of Meeting" means the notice dated March 1, 2006 in respect of the Meeting included in the Meeting Materials.

"OSC" means the Ontario Securities Commission.

"Plan of Arrangement" means the plan of arrangement proposed by Desert Sun and Yamana to effect the Arrangement, which is attached hereto as Exhibit E.

"Proxy Circular" means this management proxy circular, as it may be amended, restated or supplemented from time to time.

"Record Date" means February 28, 2006.

"Registered Desert Sun Shareholder" means a registered holder of Desert Sun Shares.

"RESP" means a registered  education savings plan (within the meaning of the Tax
Act).

"RNC" means RNC Gold Inc., a company acquired by Yamana as of February 28, 2006 pursuant to a plan of arrangement involving the amalgamation of RNC with 6482015 Canada Inc., a wholly-owned subsidiary of Yamana.

"RRIF" means a registered  retirement income fund (within the meaning of the Tax
Act).

"RRSP" means a registered retirement savings plan (within the meaning of the Tax
Act).

"Rule 61-501" means OSC Rule 61-501 -- Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions.

"SEDAR" means the System for Electronic Document Analysis and Retrieval, which can be accessed online at www.sedar.com.

"Special Committee" means the Special Committee of the Board of Directors that was formed to assess the Arrangement and is comprised of Kenneth Taylor (Chairman), Gerald P. McCarvill, Peter Bojtos and Nancy McInerney- Lacombe.

"Sprott Securities" means Sprott Securities Inc.

"Sprott Securities Engagement Letter" means the engagement letter dated January 26, 2006 and accepted by Desert Sun on January 27, 2006, pursuant to which Desert Sun retained Sprott Securities to act as its financial advisor.

"Sprott Securities Fairness Opinion" means the opinion of Sprott Securities provided to members of the Board of Directors and addressed to the Board of Directors that the Arrangement is fair from a financial point of view to the Desert Sun Shareholders dated February 20, 2006, a copy of which is attached as Exhibit C to this Proxy Circular.

"Stock Option Plan" means the stock option plan of Desert Sun, as amended.

"Superior Proposal" means a written Acquisition Proposal to acquire all or substantially all of the assets of Desert Sun (on a consolidated basis) or, directly or indirectly, more than 66 (2)/3% of the Desert Sun Shares if such Acquisition Proposal is not conditional on obtaining financing and the directors of Desert Sun have determined in good faith, after consultation with, and receiving advice (which may include written opinions, a copy of which shall have been provided to Yamana) from, as appropriate, the financial, legal and other advisors to Desert Sun to the effect that such Acquisition Proposal would, if consummated in accordance with the terms thereof, but without assuming away the risk of non-completion, result in a transaction that: (a) is more favourable to Desert Sun Shareholders from a financial point of view than the terms of the Arrangement and provide for consideration per Desert Sun Share that has a value that is greater than the consideration per Desert Sun Share provided under the terms of the Arrangement by more than 5% (including any adjustment to such terms proposed by Yamana in accordance with the Arrangement Agreement); and (b) is reasonably capable of completion in accordance with its terms without undue delay, taking into account all legal, financial, regulatory, financing and other aspects of such Acquisition Proposal and the person making the Acquisition Proposal;

"Support Agreement" means the support agreements dated February 22, 2006 between Yamana and each of Stan Bharti, Peter Bojtos, Michael Hoffman, Bruce Humphrey, Gerald McCarvill, Nancy McInerney-Lacombe, Kurt Menchen, Naomi Nemeth, William Pearson, Peter Tagliamonte, Ken Taylor, Anthony Wonnacott and Stephen Woodhead;

"Tax Act" means the Income Tax Act (Canada) as amended, restated or replaced from time to time.

"Termination Fee" has the meaning ascribed thereto under "The Arrangement Agreement -- Termination and Termination Fees".

"TSX" means the Toronto Stock Exchange.

"Yamana" means Yamana Gold Inc., a corporation existing under the CBCA.

"Yamana Shares" means the common shares in the capital of Yamana.

"Yamana Subco" means 6524338 Canada Inc., a wholly-owned subsidiary of Yamana incorporated pursuant to the CBCA for the sole purpose of effecting the Arrangement.

"Yamana Subco Shares" means the common shares in the capital of Yamana Subco.

                            GENERAL PROXY INFORMATION

SOLICITATION OF PROXIES

     The solicitation of proxies will be primarily by mail, but proxies may also be solicited personally or by telephone by employees of Desert Sun at nominal cost. Employees will not receive any extra compensation for such activities. The total cost of the solicitation will be borne by Desert Sun. In connection with the solicitation of proxies, Desert Sun may retain a soliciting agent to solicit proxies from Desert Sun Shareholders at a cost to Desert Sun.

     Kingsdale Shareholder Services Inc. has been retained by Desert Sun as an information and proxy solicitation agent in connection with the solicitation of proxies for the Meeting at an agreed cost of $150,000 plus additional costs relating to telephone calls and out-of-pocket expenses.


APPOINTMENT OF PROXIES

     The persons named in the enclosed form of proxy are officers and/or directors of Desert Sun. A Desert Sun Shareholder has the right to appoint a person, who need not be an Desert Sun Shareholder, other than the persons designated in the applicable form of proxy accompanying this Proxy Circular, as nominee to attend and act for and on behalf of such person at the Meeting and may exercise such right by inserting the name of such person in the blank space provided on the form of proxy or by executing a proxy in a form similar to the one enclosed.


DEPOSIT OF PROXIES

     Desert Sun Shareholders who do not expect to attend the Meeting in person are requested to complete, sign, date and return the enclosed form of proxy. An undated but executed proxy will be deemed to be dated the date this Proxy Circular was mailed to Desert Sun Shareholders. Completed proxies returned either by mail or by fax to the office of Desert Sun's transfer agent, Equity Transfer, must be received before noon (Toronto time) on March 29, 2006, or, if the Meeting is adjourned, at least two business days preceding the date of any adjournment of the Meeting. If by mail, shareholders should use the self-addressed envelope enclosed or mail to Equity Transfer, 120 Adelaide Street West, Suite 420, Toronto, Ontario M5H 3C2. If by fax, shareholders should use
(416) 361-0470 (Attention: Proxy Department).

     If you require any assistance in completing your proxy, please call Kingsdale Shareholder Services Inc. toll free at 1-866-588-6864.


NON-REGISTERED SHAREHOLDERS

     Only Registered Desert Sun Shareholders as at the Record Date, or the persons they appoint as their proxies, are entitled to attend, and vote at, the Meeting. However, in many cases, Desert Sun Shares beneficially owned by a holder (a "Non-Registered Shareholder") are registered either:

     (a)  in the name of an Intermediary; or

     (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

     In  accordance  with  the  requirements  of  NI  54-101,   Desert  Sun  has
distributed copies of the Meeting Materials to the clearing agencies and Intermediaries for onward distribution to Non-Registered Shareholders.

     Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless the Non-Registered Shareholders have waived the right to receive them. Intermediaries very often have service companies forward meeting materials to non-registered holders. Non-Registered Shareholders who have not waived the right to receive Meeting Materials will:

     (a) receive a form of proxy that has already been signed by the Intermediary (usually by facsimile) which indicates the number of Desert Sun Shares beneficially owned by the Non-Registered Shareholder but that has not been completed. This form of proxy need not be signed by the Non-Registered Shareholder. In this case, the Non-Registered Shareholder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Equity Transfer in the manner described above;

     (b) more typically, receive a voting instruction form from an Intermediary, which must be completed and signed by the Non-Registered Shareholder in accordance with the directions on the voting instruction form (which may, in some cases, permit the completion of the voting instruction form by telephone); or

     (c)  receive a proxy form as described in the next paragraph.

     The  majority  of  brokers  now  delegate   responsibility   for  obtaining
instructions from clients to ADP. ADP typically mails a proxy form to the non-registered holders and asks such non-registered holders to return such proxy form to ADP (the ADP form also allows completion of the voting instructions form by telephone or via the internet). ADP then tabulates the results of all instructions received and provides appropriate instructions for the voting of shares to be represented at a shareholders' meeting. A Non-Registered Shareholder receiving a proxy form from ADP cannot use that proxy to vote shares directly at the Meeting. The proxy must be returned to ADP well in advance of the Meeting in order to have the shares voted.

     The purpose of these procedures is to allow Non-Registered Shareholders to direct the voting of the Desert Sun Shares they beneficially own. Should a Non-Registered Shareholder who receives either a form of proxy or a voting instruction form wish to attend the Meeting and vote in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons named in the form of proxy and insert the Non-Registered Shareholder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on that form. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies to ensure that their Desert Sun Shares are voted at the Meeting.


EXERCISE OF VOTE BY PROXIES AND DISCRETIONARY AUTHORITY

     The Desert Sun Shares represented at the Meeting by properly executed proxies given in favour of the persons designated in the printed portion of the accompanying form of proxy will be voted for, against or withheld from voting in accordance with the instructions contained therein, so long as such instructions are certain, on any ballot that may be called for. If no choice is specified in the proxy, such shares will be voted FOR each of the matters proposed by management at the Meeting and described in the Notice of the Meeting.

     The form of proxy accompanying this Proxy Circular confers discretionary authority upon the nominees named therein with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting. Management of Desert Sun knows of no matters to come before the Meeting, other than those referred to in the Notice of Meeting. However, if any other matters that are not now known to management of Desert Sun should properly come before the Meeting, the shares represented by proxies given in favour of management nominees will be voted on such matters in accordance with the best judgment of the nominee.


REVOCATION OF PROXIES

     A Registered Desert Sun Shareholder may revoke a proxy by: (a) completing and signing a proxy bearing a later date and depositing it with Equity Transfer within the same time periods in advance of the Meeting as set forth above under "Deposit of Proxies"; (b) depositing an instrument in writing executed by the holder or by his or her attorney authorized in writing or, if the holder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized, indicating the capacity under which such officer or attorney is signing, either at the registered office of Desert Sun at any time up to and including noon, Toronto time, on the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the applicable Meeting on the day of such Meeting, or any adjournment thereof; or (c) in any other manner permitted by law. A Non-Registered Shareholder may revoke a voting instruction form and a vote given to an Intermediary at any time by written notice, except that an Intermediary is not required to act on a revocation of a voting instruction form or to vote if such revocation is not received at least seven days prior to the Meeting.


                       INFORMATION CONCERNING THE MEETING

DATE, TIME AND PLACE OF MEETING

     The Meeting is to be held at The Fairmont Royal York, Tudor Room 7-8, 100 Front Street West, Toronto, Ontario, M5J 1E3 on Friday, March 31, 2006 at 10:30 a.m. (Toronto time) as set forth in the Notice of Meeting.


RECORD DATE AND SHARES ENTITLED TO VOTE

     At the close of business on the Record Date, there were 105,164,482 Desert Sun Shares outstanding, each carrying the right to one vote on matters at the Meeting. Only Desert Sun Shareholders of record on the Record Date are entitled to receive notice of, and vote at, the Meeting.


MATTERS TO BE CONSIDERED

     The Meeting will be constituted as an annual and special meeting of Desert Sun Shareholders. The Desert Sun Shareholders will be asked to consider and vote upon: (i) the election of directors of Desert Sun for the ensuing year; (ii) the appointment of auditors of Desert Sun for the ensuing year and the authorization of the directors to fix their remuneration; (iii) pursuant to the Interim Order, the Arrangement Resolution; and (iv) such other matters as may properly come before the Meeting.


PRINCIPAL SHAREHOLDERS

     As at the Record Date, to the knowledge of the directors and officers of Desert Sun, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the votes attached to all of the Desert Sun Shares then outstanding.


QUORUM AND VOTES REQUIRED FOR CERTAIN MATTERS

     The presence of two persons, each entitled to vote at the Meeting as a shareholder or a duly appointed proxyholder, holding or representing an aggregate of not less than 5% of the Desert Sun Shares entitled to vote at the Meeting will constitute a quorum for the Meeting.

     Desert Sun is subject to the securities laws of each of the provinces of Canada. The rules impose various requirements on issuers that propose to effect certain types of transactions involving related parties vis-a-vis the issuer. These requirements include enhanced disclosure, the requirement to prepare and summarize the results of a formal valuation of the transaction and the requirement to have the transaction approved by a simple majority of disinterested shareholders.

     Mr. Stan Bharti is entitled, pursuant to his Desert Sun Consulting Agreement, to receive a change in control payment, provided that his agreement is terminated by him or by Yamana within one year from such change in control, equal to three times his current annual base fee, plus any bonus paid to him by Desert Sun during the prior 36 months and, if cessation of benefits occurs, an amount equal to the value of any benefits entitled thereto for that period in an amount equal to the value of such benefits as determined by Desert Sun's auditors. See "Information Concerning the Meeting -- Interest of

Certain Persons in the Arrangement". The Combination will constitute a change in control of Desert Sun under the terms of his Desert Sun Consulting Agreement. In connection with the Combination, Mr. Bharti will receive one half of the change in control payment in Yamana Shares at a price of $9.12 per Yamana Share, representing the five-day weighted average trading price per such Yamana Share on the TSX up to and including the day immediately prior to the date of the Arrangement Agreement. As a result, the Arrangement constitutes (i) a business combination for the purposes of OSC Rule 61-501; and (ii) a "going private transaction" for the purposes of Regulation Q-27 of the Autorite des marches financiers du Quebec. Desert Sun has determined that a formal valuation of the Combination is not required under either OSC Rule 61-501 or Regulation Q-27 in respect of the Combination.

     Pursuant to the Interim Order, the Arrangement Resolution requires the affirmative vote of not less than two-thirds of the votes cast by Desert Sun Shareholders, and the affirmative vote of not less than one-half of the votes cast by disinterested Desert Sun Shareholders, who vote in respect thereof, in person or by proxy, at the Meeting. OSC Rule 61-501 and Regulation Q-27 also require that the Arrangement Resolution be approved by a majority of the votes cast by disinterested Desert Sun Shareholders at the Meeting. Mr. Bharti, who owns or controls Desert Sun Shares representing approximately 1.1% of the Desert Sun Shares, will not be entitled to vote such shares as part of the disinterested vote.


INTERESTS OF CERTAIN PERSONS IN THE ARRANGEMENT

     In considering the recommendation of the Board of Directors to vote in favour of the Arrangement Resolution, Desert Sun Shareholders should be aware that certain directors and/or officers of Desert Sun have interests in the Arrangement that are different than the interests of Desert Sun Shareholders generally.

     The Desert Sun Consulting Agreements provide for change in control payments equal to three times the current annual base fees, plus any bonus paid by Desert Sun to each of the officers during the prior 36 months and, if a cessation of benefits occurs, a payment equal to the value of the benefits entitled thereto for that period in an amount equal to the value of such benefits as determined by Desert Sun's auditors, if there is a change in control of Desert Sun and the resulting company or the officer elects to terminate his or her respective agreement within one year of the date of such change of control. The Combination will constitute a change in control of Desert Sun under the terms of the Desert Sun Consulting Agreements. In connection with the Combination, and upon the Desert Sun Consulting Agreement of Mr. Bharti and Mr. Humphrey being terminated, they are entitled to receive their respective change in control payment, and they have agreed to receive one-half of the change in control payment in Yamana Shares, at a price of $9.12 per Yamana Share issued, representing the five-day weighted average trading price per such Yamana Share on the TSX up to and including the day immediately prior to date of the Arrangement Agreement. Desert Sun expects that the Desert Sun Consulting Agreement with each of Mr. Bharti and Mr. Humphrey will be terminated following the Arrangement becoming effective.

     Pursuant to the share compensation plan of Desert Sun, all Desert Sun Shares previously granted but not yet issued under the plan will vest and be issued immediately prior to the Effective Time.

     Directors and executive officers of Desert Sun collectively hold, as at the date hereof, an aggregate of approximately 2,096,192 Desert Sun Shares and 7,122,997 Desert Sun Options that, following completion of the Combination, will entitle the holders thereof to acquire approximately 1,257,715 Yamana Shares and 4,273,799 Yamana Shares, respectively. The directors and executive officers of Desert Sun do not own any Yamana Shares.


DISSENT RIGHTS

     Desert Sun Shareholders who oppose the special resolution are entitled to dissent in accordance with the Dissent Procedures set out in Exhibit I -- "Dissent Rights". Exhibit I -- "Dissent Right" is only a summary of the dissenting shareholder provisions of the CBCA (as modified by the Interim Order and the Plan of Arrangement), which are technical and complex. It is suggested that any Desert Sun Shareholder wishing to avail themselves of their rights under those provisions seek their own legal advice as failure to comply strictly with the provisions of the CBCA may prejudice their right of dissent.

                                 THE COMBINATION

THE ARRANGEMENT

     Desert Sun entered into the Arrangement Agreement that will, subject to the terms and conditions of the Arrangement Agreement, result in the business combination of Desert Sun and Yamana by way of the Arrangement, a Court-approved plan of arrangement under the CBCA. As a result of the Combination, among other things, Desert Sun will become a wholly-owned subsidiary of Yamana and each Desert Sun Shareholder (other than Dissenting Shareholders, Yamana and its affiliates) will be entitled to receive Yamana Shares in exchange for the Desert Sun Shares held by such Desert Sun Shareholder on the basis of 0.6 of a Yamana Share for each Desert Sun Share held by such Desert Sun Shareholder, all pursuant to the provisions of the Plan of Arrangement.

     Upon the completion of the Arrangement, each holder of a Desert Sun Warrant or Desert Sun Option will be entitled to receive upon the subsequent exercise thereof, in accordance with its terms, and shall accept in lieu of the number of Desert Sun Shares otherwise issuable upon exercise, the number of Yamana Shares that such holder would have been entitled to receive as a result of the Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Desert Sun Shares to which such holder was previously entitled upon such exercise.

     The conditions to the Combination include, among others, approval by at least two-thirds of the votes cast by Desert Sun Shareholders at the Meeting, approval by one-half of the votes cast by disinterested Desert Sun Shareholders at the Meeting, the approval of the Court, and the conditional approval of the TSX, AMEX and AIM.

     Subject to the conditions in the Arrangement Agreement being satisfied or waived, Desert Sun and Yamana Subco will apply to the Court for the Final Order approving the Plan of Arrangement under the provisions of section 192 of the CBCA. Upon obtaining the Final Order, Desert Sun will file the Articles of Arrangement with the Director. The Arrangement will become effective upon obtaining a certificate of arrangement from the Director. See "The Arrangement Agreement -- Conditions to Closing".


BACKGROUND

     The following is a summary of the meetings, negotiations and discussions between Desert Sun and Yamana that preceded the execution of the Arrangement Agreement.

     In the fall of 2004, Mr. Bruce Humphrey, the President and Chief Executive Officer of Desert Sun, had an informal meeting with Mr. Peter Marrone, the President and Chief Executive Officer of Yamana, and Mr. Greg McKnight, Executive Vice President, Business Development of Yamana. During the meeting, the concept of a business combination between the two companies was discussed in a preliminary fashion, but was not further pursued at that time.

     On January 24, 2006, Mr. Stan Bharti, the Chairman of Desert Sun, met with Mr. Marrone and Mr. McKnight to discuss a possible transaction between Desert Sun and Yamana. As a result of this meeting, Mr. Bharti discussed the merits of a possible Yamana transaction with Mr. Humphrey and other members of the Desert Sun management and Board of Directors.

     In response to a number of companies making informal approaches to the management of Desert Sun regarding possible transactions involving Desert Sun, on January 27, 2006, Desert Sun retained Sprott Securities to act as its financial advisor in connection with a possible transaction.

     At the meeting of the Board of Directors held on January 27, 2006, and at other meetings of the Board of Directors at which matters relating to the Combination were discussed, Messrs Bharti and Humphrey declared their interest in the possible transaction relating to their status as directors and officers of Desert Sun who may be retained by Yamana following the Combination.

     Subsequent to retaining Sprott Securities as its financial advisor, Desert Sun management and Sprott Securities had a number of discussions with other companies with a view to exploring possible alternative transactions that would maximize shareholder value.

     On January 29, 2006, Desert Sun and Yamana entered into a confidentiality agreement to enable them to conduct due diligence reviews of each other.

     As part of its initial due diligence review, during the week of January 30, 2006, Yamana conducted preliminary site visits to the Jacobina mine and performed a review of certain technical and other information relating to Desert Sun.

     During the week of February 6, 2006, Desert Sun personnel conducted site visits to the principal properties of Yamana and performed a review of certain technical and other information relating to Yamana. During the week, Yamana personnel conducted additional and more extensive site visits to the Jacobina mine.

     On February 12, 2006, the Board of Directors formed the Special Committee to review a possible transaction with Yamana. The Special Committee was empowered to retain legal counsel and a financial advisor. On February 13, 2006, the Special Committee retained GMP as its financial advisor and it retained Wildeboer Dellelce LLP as its legal advisors.

     From February 14, 2006 to February 22, 2006, Desert Sun, Yamana and their respective legal advisors negotiated the terms and exchanged drafts of the Arrangement Agreement and the Plan of Arrangement and continued with legal, financial and technical due diligence.

     On February 20, 2006, GMP delivered the GMP Fairness Opinion to the Special Committee. On February 20, 2006, the Special Committee determined that the Arrangement and the terms of the Arrangement Agreement were in the best interests of Desert Sun Shareholders and that it would recommend to the Board of Directors that the Board of Directors approve the Arrangement and the terms of the Arrangement Agreement and recommend that Desert Sun Shareholders vote to approve the Arrangement Resolution.

     On February 20, 2006, Sprott Securities delivered the Sprott Securities Fairness Opinion to the Board of Directors. On February 20, 2006, the Board of Directors received presentations from senior management and outside counsel as to the results of the due diligence examination of Yamana. The Board of Directors also discussed recommendations of the Special Committee and the terms of the Arrangement Agreement and approved, among other things, the Arrangement and the terms of the Arrangement Agreement, subject to the satisfactory completion of negotiations of such agreement.

     On February 22, 2006, Desert Sun and Yamana executed and delivered the Arrangement Agreement and a public announcement was made by a joint press release of Desert Sun and Yamana.

     On March 1, 2006, the Board of Directors approved, among other things, the contents and mailing of this Proxy Circular.


BENEFITS OF THE COMBINATION

     The Board of Directors believes that the Combination will have the following benefits for Desert Sun Shareholders:

     1. the Combination offers an attractive premium of approximately 24% to the weighted average trading price of Desert Sun and Yamana for the ten-day period ending on February 21, 2006, the date prior to the date on which the transaction was announced;

     2. the combined company will be a significant gold producer with one of the largest production growth profiles;

     3. the combined company will be well positioned for internal growth and have the financial strength and flexibility to take advantage of
          consolidation  and  acquisition   opportunities  in  the  gold  mining
          industry;

     4. the combined company will have interests in six producing gold operations, with estimated annualized gold production of approximately 450,000 gold equivalent ounces in 2006, making it one of the largest gold producers in Brazil;

     5. as a result of the Combination, Desert Sun will mitigate the operational risks inherent in a one-mine company;

     6. the combined company will have immediate and near-term production growth opportunities through the development of the Chapada mine and the Morro do Vento project;

     7. the combined company expects to reduce expenses, including costs of production, based on the proximity of the Jacobina mine to Fazenda Brasileiro and its ability to take advantage of general and administrative merger synergies;

     8. the combined company will have a market capitalization of approximately $2.4 billion (based on the closing price of the Desert Sun Shares and the Yamana Shares on the TSX on February 22, 2006), which will facilitate the addition of the securities of the combined company to gold indices and will enhance its ability to compete for world class projects; and

     9. the combined company will have an experienced management team with significant operating experience.


SPECIAL COMMITTEE AND FINANCIAL ADVISOR

     A Special Committee of the Board of Directors was formed to review the Combination and reported to the Board of Directors respecting its recommendations and conclusions. The Special Committee concluded that the Arrangement is fair to Desert Sun Shareholders and that the Combination is in the best interests of Desert Sun and Desert Sun Shareholders. Further, the Special Committee recommended that the Board of Directors proceed with the Arrangement.

     In reaching its conclusions and formulating its recommendations, the Special Committee considered the expected benefits from the Combination as well as a number of factors including:

     (a) information regarding Yamana, its assets and properties (see a summary of such information set forth in "Exhibit B -- Yamana Gold Inc.");

     (b) information regarding Yamana with respect to its historical and current financial condition, business and operations;

     (c)  historical   information  regarding  the  market  prices  and  trading
          information of the Desert Sun Shares and the Yamana Shares;

     (d) information regarding Yamana obtained by Desert Sun management from its due diligence review of Yamana and, in particular, technical information obtained during visits to Yamana properties;

     (e) Desert Sun management concluded that the significant opportunities for cost savings in Brazil that are expected to result from the Combination will not be available to third parties, hence, in their opinion, making it difficult for a third party to offer consideration in excess of what is offered under the Combination;

     (f) the anticipated size and market liquidity of the combined company, subsequent to the Arrangement;

     (g)  that the Yamana  Shares  offered in  connection  with the  Arrangement
          provide   Desert  Sun   Shareholders   with  the   opportunity  to  be
          shareholders of a larger, more diversified company;

     (h) Desert Sun Shareholders will retain their ability to benefit from the growth prospects represented by the combined company by receiving 0.6 of a Yamana Share for each Desert Sun Share held;

     (i) the Exchange Ratio implied a price of $5.57 per Desert Sun Share representing a premium of approximately 24% based on the volume-weighted- average trading prices of Yamana and Desert Sun for the ten-day period ending on February 21, 2006, the date prior to the date on which the Arrangement was announced;

     (j) the GMP Fairness Opinion and the Sprott Securities Fairness Opinion, which both concluded that the Arrangement is fair, from a financial point of view, to the Desert Sun Shareholders;

     (k) the Special Committee has relied on the fact that Sprott Securities had previously been retained as financial advisor to identify and approach potential third parties that demonstrated a real interest in pursuing a transaction at a price/consideration comparable to that offered pursuant to the Combination and that would be motivated and able to complete a transaction in a reasonable period of time;

     (l) for Canadian federal income tax purposes, Desert Sun Shareholders who hold their Desert Sun Shares as capital property generally will be able to exchange their Desert Sun Shares for Yamana Shares under the Arrangement on a tax-deferred basis under the Tax Act (see "Certain Tax Considerations to Desert Sun Shareholders -- Certain Canadian Federal Income Tax Considerations");

     (m) the view of the Desert Sun Board of Directors that the terms and conditions of the Arrangement Agreement, including the amount of the Termination Fee and the circumstances under which it is payable, do not prevent, or unreasonably deter, an unsolicited third party from proposing or making a Superior Proposal, provided that Desert Sun complies with the terms of the Arrangement Agreement;

     (n) the Arrangement Resolution must be approved by not less than two-thirds of the votes cast at the Meeting by Desert Sun Shareholders and a majority of the votes cast at the Meeting by disinterested Desert Sun Shareholders;

     (o) the Arrangement requires approval of the Court, which will consider, among other things, the fairness of the Arrangement to Desert Sun Shareholders;

     (p) the risks associated with the completion of the Combination, and the risks associated with not completing the Combination; and

     (q) under the Arrangement, Registered Desert Sun Shareholders will have dissent rights.

     The Special Committee also considered current industry, economic and market conditions and trends as well as the reasons set forth under "The Combination -- Benefits for the Combination".

FAIRNESS OPINION OF GMP

     The Special Committee of Desert Sun formally engaged GMP as its financial advisor pursuant to the GMP Engagement Letter. As part of its engagement, GMP was asked by the Special Committee, among other things, to consider the proposed Combination and provide its opinion as to its fairness, from a financial point of view, to Desert Sun Shareholders. On February 20, 2006, GMP provided in writing to the Special Committee its opinion that as of that date, based upon and subject to the considerations described therein, the Arrangement is fair, from a financial point of view, to the Desert Sun Shareholders.

     The full text of the GMP Fairness Opinion, which sets forth, among other things, information reviewed, matters considered and limitations on the scope of the review undertaken by GMP in rendering the GMP Fairness Opinion, is attached as Exhibit D to this Proxy Circular. The GMP Fairness Opinion was prepared solely for the benefit and use of the members of the Special Committee in its consideration of the Arrangement and addresses only the fairness of the Arrangement, from a financial point of view, to the Desert Sun Shareholders. The GMP Fairness Opinion states that it is not to be construed as a recommendation to any Desert Sun Shareholder as to whether to vote in favour of the Arrangement. The summary of the GMP Fairness Opinion set forth in this Proxy Circular is qualified in its entirety by reference to the full text of the GMP Fairness Opinion. Desert Sun Shareholders are urged to read the GMP Fairness Opinion carefully and in its entirety.

     The GMP Fairness Opinion was rendered on the basis of conditions prevailing as at the date of the GMP Fairness Opinion and the condition and prospects, financial and otherwise, of Desert Sun, as reflected in the information and documents reviewed by GMP and as they were represented to GMP in discussions with management of Desert Sun. Subsequent developments may affect the GMP Fairness Opinion, and GMP does not have any obligation to update, revise, or reaffirm the GMP Fairness Opinion.

     GMP is an investment dealer that provides research, corporate finance advice and services, and engages in trading and investment banking. GMP has participated in a significant number of transactions involving mining companies, including transactions involving both Desert Sun and Yamana, and its investment banking professionals have extensive experience in preparing valuations and fairness opinions. GMP prepared the GMP Fairness Opinion in an impartial and objective fashion.

     GMP acts as a trader and dealer, both as principal and agent, in all major financial markets and, accordingly GMP and its clients may have, and may in the future have, long or short positions in the securities of Desert Sun, Yamana or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of Desert Sun or Yamana or on behalf of their clients for which it receives compensation. As an investment dealer, GMP conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters involving an investment in Desert Sun or Yamana. GMP is not an insider, associate or affiliate (as those term are defined) of Desert Sun or Yamana or any of their respective associates or affiliates. GMP has previously acted as an indemnitor to Desert Sun in respect of four financings pursuant to which Desert Sun has raised an aggregate of $91.2 million. See the GMP Fairness Opinion (attached hereto as Exhibit D) under the heading "Relationship with Interested Parties".

     Pursuant to the Engagement Letter, the Special Committee has agreed to pay GMP certain fees. Such fees are not contingent, in whole or in part, upon the successful completion of the Combination, nor are they dependent on the conclusions reached by GMP. Desert Sun has also agreed to indemnify GMP and certain related persons against certain losses, claims, damages and liabilities that may be incurred in connection with the Arrangement or their engagements.


FAIRNESS OPINION OF SPROTT SECURITIES

     Desert Sun formally engaged Sprott Securities as its financial advisor pursuant to the Engagement Letter. As part of its engagement, Sprott Securities was asked by Desert Sun, among other things, to consider the proposed Combination and provide its opinion as to its fairness, from a financial point of view, to Desert Sun Shareholders. On February 20, 2006, Sprott Securities provided in writing to the Board of Directors its opinion that as of that date, based upon and subject to the considerations described therein, the Arrangement is fair, from a financial point of view, to the Desert Sun Shareholders.

     The full text of the Sprott Securities Fairness Opinion, which sets forth, among other things, assumptions made, information reviewed, matters considered and limitations on the scope of the review undertaken by Sprott Securities in rendering the Sprott Securities Fairness Opinion, is attached as Exhibit C to this Proxy Circular. The Sprott Securities Fairness Opinion was prepared solely for the benefit and use of the members of the Board of Directors in its consideration of the Arrangement and addresses only the fairness of the Arrangement, from a financial point of view, to the Desert Sun Shareholders. The Sprott Securities Fairness Opinion states that it does not constitute a recommendation to any Desert Sun Shareholder as to whether such Desert Sun Shareholder should vote in favour of the Arrangement or how such Desert Sun Shareholder should vote with respect to the Arrangement should the Arrangement or any other matter come to a vote of Desert Sun Shareholders. The summary of the Sprott Securities Fairness Opinion set forth in this Proxy Circular is qualified in its entirety by reference to the full text of the Sprott Securities Fairness Opinion. Desert Sun Shareholders are urged to read the Sprott Securities Fairness Opinion carefully and in its entirety.

     The Sprott Securities Fairness Opinion was rendered on the basis of conditions prevailing as at the date of the Sprott Securities Fairness Opinion and the condition and prospects, financial and otherwise, of Desert Sun, as reflected in the information and documents reviewed by Sprott Securities and as they were represented to Sprott Securities in discussions with management of Desert Sun. Subsequent developments may affect the Sprott Securities Fairness Opinion, and Sprott Securities does not have any obligation to update, revise, or reaffirm the Sprott Securities Fairness Opinion.

     Sprott Securities is a licensed and registered investment dealer that provides investment research and corporate finance advice and services, and engages in trading and investment banking. Sprott Securities has participated in a significant number of transactions involving mining companies, including transactions involving both Desert Sun and Yamana, and its investment banking professionals have experience with advising with respect to mergers, acquisitions, divestitures, valuations, fairness opinions and other capital market matters.

     In the last 24 months, Sprott Securities and its affiliates provided to the parties to the Arrangement Agreement those services set out in the Sprott Securities Fairness Opinion (which is attached hereto as Exhibit C) under the heading "Sprott's Engagement, Background and Assignment".

     Pursuant to the Sprott Securities Engagement Letter, Desert Sun has agreed to pay Sprott Securities an advisory fee equal to 0.5% of the value attributed to Desert Sun in the Arrangement, which is payable upon completion thereof, and reimburse Sprott Securities for all expenses reasonably incurred by Sprott Securities in connection with its rendering of financial advisory services, and Desert Sun has also agreed to indemnify Sprott Securities and certain related persons against certain losses, claims, damages and liabilities that may be incurred in connection with the Arrangement or their engagements.


RECOMMENDATION OF THE BOARD OF DIRECTORS

     After considering the report of the Special Committee and the Sprott Securities Fairness Opinion, the Board of Directors adopted the Special Committee's recommendation, concluded that the Arrangement is in the best interests of Desert Sun and fair to Desert Sun Shareholders and authorized the entry by Desert Sun into the Arrangement Agreement and all related agreements. The Board of Directors has unanimously approved the Arrangement Agreement and the Plan of Arrangement and unanimously recommends that the Desert Sun Shareholders vote IN FAVOUR of the Arrangement Resolution at the Meeting.

     In reaching its conclusions and formulating its recommendations, the Board of Directors considered a number of factors, including the recommendation of the Special Committee, the Sprott Securities Fairness Opinion, the expected benefits of the Combination, the risks associated with completing the Combination as well as the factors listed above considered by the Special Committee.

     The discussion of the information and factors considered and given weight by the Board of Directors is not intended to be exhaustive, but is believed to include all material factors considered by the Board of Directors. In reaching the determination to approve and recommend the Arrangement Resolution, the Board of Directors did not assign any relative or specific weight to the factors that were considered, and individual directors may have given a different weight to each factor.


SUPPORT AGREEMENTS

     Each of the officers and directors of Desert Sun have agreed:

     1. to vote or cause to be voted the Desert Sun Shares beneficially owned by him or her or over which he or she exercises control or direction in favour of the Arrangement Resolution;

     2. except as permitted by the Arrangement Agreement, not to initiate, solicit, promote or encourage inquiries or the submission of proposals in respect of any Acquisition Proposal or take any other action that would or could reasonably reduce the likelihood of success of completion of the Combination; and

     3. not to sell, transfer, option or otherwise dispose of any Desert Sun Shares beneficially owned by him or her or over which he or she exercises control or direction.

     The obligations of such officers and directors will terminate to the extent there is a Superior Proposal and otherwise if the Arrangement Agreement is terminated in accordance with its terms.

     Such officers and directors of Desert Sun collectively beneficially own and exercise control or direction over an aggregate of 2,096,192 Desert Sun Shares, representing approximately 1.99% of the Desert Sun Shares outstanding.


COURT APPROVAL AND COMPLETION OF THE ARRANGEMENT

     The Arrangement must be approved by the Court. Prior to the mailing of this Proxy Circular, Desert Sun obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. A copy of the Interim Order and Notice of Application for the Final Order is attached to this Proxy Circular as Exhibits G and H, respectively.

     Subject to the approval of the Arrangement Resolution by the Desert Sun Shareholders at the Meeting, the hearing in respect of the Final Order is scheduled to take place on April 4, 2006 at 10:00 a.m. (Toronto time) or shortly thereafter in the Court at 393 University Avenue, 8th Floor, Toronto, Ontario. All Desert Sun Shareholders who wish to participate or be represented or to present evidence or arguments at that hearing must serve and file a notice of appearance as set out in the Interim Order and satisfy all other applicable requirements. At the hearing in respect of the Final Order, the Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement as proposed or as amended in any manner as the Court may direct, subject to compliance with such terms and conditions, if any, as the Court may deem appropriate.

     Assuming that the Final Order is granted and the other conditions in respect of the Arrangement as set out in the Arrangement Agreement are satisfied or waived, it is anticipated that the Articles of Arrangement will be filed with the Director to give effect to the Plan of Arrangement and the various other documents necessary to complete the Arrangement as contemplated under the Arrangement Agreement will be executed and delivered.

     It is currently anticipated that the Effective Date will be on or about April 5, 2006.


DESCRIPTION OF THE PLAN OF ARRANGEMENT

     Subject to the conditions in the Arrangement Agreement being satisfied or waived, Desert Sun will apply to the Court for the Final Order approving the Plan of Arrangement under section 192 of the CBCA. In connection with the Arrangement, Desert Sun and Yamana Subco will amalgamate under the CBCA and each Desert Sun Shareholder (other than Dissenting Shareholders, Yamana and its affiliates) will be entitled to receive Yamana Shares in exchange for the Desert Sun Shares held by such Desert Sun Shareholder on the basis of 0.6 of a Yamana Share for each Desert Sun Share held by such Desert Sun Shareholder, all pursuant to the provisions of the Plan of Arrangement.

     On the Effective Date and pursuant to the provisions of the Plan of Arrangement, the following will occur without further act or formality:

     (a) Desert Sun and Yamana Subco will amalgamate and continue as one corporation on the terms prescribed in the Plan of Arrangement;

     (b) all Desert Sun Shares held by Yamana Subco will be cancelled without any repayment of capital in respect thereof;

     (c) all Desert Sun Shares held by Desert Sun Shareholders (other than Dissenting Shareholders) will be exchanged for Yamana Shares on the basis of 0.6 of a Yamana Share for each Desert Sun Share, and each Desert Sun Share so exchanged will be cancelled without any repayment of capital in respect thereof;

     (d) each Desert Sun Warrant will entitle the holder to receive upon the exercise thereof, in lieu of the number of Desert Sun Shares otherwise issuable upon the exercise thereof, the number of Yamana Shares that the holder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Desert Sun Shares to which such holder was theretofore entitled upon such exercise, at a price per Yamana Share issued of $4.167;

     (e) each Desert Sun Option will entitle the holder to receive upon the exercise thereof, in lieu of the number of Desert Sun Shares otherwise issuable upon the exercise thereof, the number of Yamana Shares that the holder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Desert Sun Shares to which such holder was theretofore entitled upon such exercise, at a price per Yamana Share issued adjusted to reflect the Combination. Desert Sun Options shall continue to be governed by and be subject to the terms of the Desert Sun Stock Option Plan and applicable agreement thereunder except to the extent that such Desert Sun Option will expire on the earlier of the expiry date for such option and six months after the Effective Date (instead of in 90 days as provided in the Stock Option Plan) if the holder thereof ceases to be an employee, consultant or director of Desert Sun as of the Effective Date and does not become an employee, consultant or director of Yamana or a material subsidiary thereof on that date;

     (f) each common share of Yamana Subco will be exchanged for one common share of Amalco;

     (g) Desert Sun Shareholders (other than Dissenting Shareholders) will become shareholders of Yamana; and

     (h)  Amalco will be a wholly-owned subsidiary of Yamana.

     As a result of the Arrangement, based on the number of Yamana Shares outstanding on February 28, 2006, existing Desert Sun Shareholders will hold approximately 24% of the approximately 262.3 million Yamana Shares to be outstanding upon completion of the Arrangement, assuming no exercise of options or warrants of Desert Sun and Yamana outstanding subsequent to February 28, 2006. After giving effect to the Arrangement, approximately 30.5 million Yamana Shares will remain reserved for issuance upon exercise of Yamana and Desert Sun options and warrants (assuming that on the Effective Date the options and warrants of Yamana and Desert Sun outstanding on February 28, 2006, as further described below, have not been exercised or otherwise expired and no new convertible securities of Yamana or Desert Sun have been issued or granted). Pursuant to the share compensation plan of Desert Sun, all Desert Sun Shares previously granted but not yet issued under the plan will vest and be issued immediately prior to the Effective Date, and participants under the share compensation plan will not have any continuing rights to receive Yamana Shares under the share compensation plan.

     As of February 28, 2006, Yamana had convertible securities and options outstanding entitling the holders thereof, upon exercise, to acquire a total of approximately 12.9 million Yamana Shares. If all outstanding convertible securities and options of Yamana were exercised and converted into Yamana Shares prior to the Effective Date, a total of 275,238,818 Yamana Shares would be outstanding and, following the Arrangement, Desert Sun Shareholders would hold approximately 23% of the total outstanding Yamana Shares. In addition, Desert Sun Warrants and Desert Sun Options outstanding as of February 28, 2006 entitle the holders thereof, upon exercise, to acquire a total of 28,508,370 Desert Sun Shares, which upon completion of the Arrangement will entitle the holders thereof, upon exercise, to acquire a total of approximately 17,105,022 Yamana Shares. If all outstanding Desert Sun Warrants and Desert Sun Options were exercised following the Arrangement, there would be a total of approximately 292,808,847 Yamana Shares outstanding on a fully diluted basis and Desert Sun Shareholders would hold approximately 27.5% of the total outstanding Yamana Shares.

         The following table sets forth information regarding the approximate number of Yamana Shares to be held by Desert Sun Shareholders and Yamana shareholders upon completion of the Arrangement (assuming that no Yamana or Desert Sun outstanding warrants or options are exercised following February 28,
2006).

                                                          Number of            Approximate % of Issued and
                                                        Yamana Shares           Outstanding Yamana Shares
Current Desert Sun Shareholders......................    63.1 million                       24%
Current Yamana Shareholders..........................   199.2 million                       76%
Total................................................   262.3 million                      100%


PROCEDURE FOR THE EXCHANGE OF DESERT SUN SHARE CERTIFICATES

     A Letter of Transmittal (printed on blue paper) is included in the materials accompanying this Proxy Circular for use in exchanging certificates representing Desert Sun Shares. The Letter of Transmittal should be completed and delivered to CIBC Mellon in accordance with the instructions contained in the Letter of Transmittal. The Letter of Transmittal form is also available via SEDAR at www.sedar.com. Upon the return of a properly completed Letter of Transmittal, together with certificates representing Desert Sun Shares (and such other documentation as required by CIBC Mellon), certificates for the appropriate number of Yamana Shares will be issued without charge. No fractional Yamana Shares will be issued.

     Desert Sun Shareholders should, as soon as possible, deliver to CIBC Mellon at any of the offices of CIBC Mellon listed in the Letter of Transmittal the following:

     (a) the certificate or certificates representing the Desert Sun Shares that the Desert Sun Shareholder wishes to have exchanged for Yamana Shares;

     (b) a Letter of Transmittal in the accompanying form as required by the rules and instructions set out in the Letter of Transmittal; and

     (c) any other documents specified in the instructions set out in the Letter of Transmittal.

     Yamana Shares will be issued for Desert Sun Shares and delivered by CIBC Mellon to appropriate Desert Sun Shareholders as soon as practicable following the Effective Date, but only if CIBC Mellon has actually received the above documents. The Effective Date is expected to occur on or about April 5, 2006, provided that all other regulatory approvals have been obtained. If on such date any required regulatory approval has not yet been obtained, the Effective Date will be the date immediately following the date the last of such approvals is obtained. Except as otherwise provided in the instructions to the Letter of Transmittal, an Eligible Institution must guarantee the signature on the Letter of Transmittal. If a Letter of Transmittal is signed by a person other than the registered owner(s) of the certificate(s) to which the Letter of Transmittal relates, and in certain other circumstances as set forth in the Letter of Transmittal, the deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s), with the signature on the endorsement panel or share transfer power of attorney guaranteed by an Eligible Institution.


FRACTIONAL SHARES

     No fractional Yamana Shares will be issued to Desert Sun Shareholders upon the surrender of Desert Sun Shares for exchange. Any fractional number of Yamana Shares will be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5).

STOCK EXCHANGE LISTINGS

     The Desert Sun Shares are listed and posted for trading on the TSX under the symbol "DSM", on AMEX under the symbol "DEZ" and are posted for trading on the Frankfurt and Berlin Stock Exchanges under the symbol "DRT". Yamana Shares are listed and posted for trading on the TSX under the symbol "YRI", on AMEX under the symbol "AUY", and on AIM under the symbol "YAU".

     It is a condition to the Arrangement that the Yamana Shares issued pursuant to the Arrangement be approved for listing on the TSX, AMEX and AIM. The Desert Sun Warrants are to be listed on the TSX as share purchase warrants of Yamana.

     Following the Arrangement, the Desert Sun Shares will be de-listed from the TSX and AMEX.


REGULATORY MATTERS


     BRAZILIAN ANTI-TRUST LAW

     Under Brazilian Law No. 8,884, enacted on June 11, 1994, certain merger and acquisition transactions are subject to the review of the Brazilian Antitrust System, which is comprised of (i) the Secretariat of Economic Monitoring, which is the body that is responsible to the Ministry of Finance, (ii) the secretariat of Economic Law, which is the body that is responsible to the Ministry of Justice, and (iii) the Administrative Council for Economic Defence, which is the body that is to render the final approval.

     Yamana and Desert Sun are evaluating whether a filing is required to be submitted to the Brazilian antitrust authorities in respect of the Combination.


QUALIFICATION AND RESALE OF YAMANA SHARES

     CANADA

     The distribution of Yamana Shares issuable pursuant to the Arrangement will be exempt from the prospectus and registration requirements of securities legislation in each province and territory of Canada. Further, the distribution of Yamana Shares issuable upon exercise of Desert Sun Warrants or Desert Sun Options will be exempt from the prospectus and registration requirements of securities legislation in each province and territory of Canada. Subject to certain disclosure and regulatory requirements and to customary restrictions applicable to distributions of shares pursuant to "control distributions", Yamana Shares issued pursuant to the Arrangement or upon exercise of Desert Sun Warrants and Desert Sun Options may be resold in each province and territory in Canada, subject in certain circumstances, to the usual conditions that no unusual effort has been made to prepare the market or create demand for the Yamana Shares and that no extraordinary commission or consideration is paid for the Yamana Shares. Subject to certain disclosure and regulatory requirements and to customary restrictions applicable to distributions of shares pursuant to "control distributions", Desert Sun Warrants may be resold in each province and territory in Canada, subject in certain circumstances, to the usual conditions that no unusual effort has been made to prepare the market or create demand for the Yamana Shares and that no extraordinary commission or consideration is paid for the Yamana Shares.


     UNITED STATES

     The Yamana Shares to be issued pursuant to the Arrangement (including those to be issued upon any subsequent exercise of Desert Sun Options and Desert Sun Warrants) have not been and will not be registered under U.S. Securities Act and will instead be issued in reliance on an exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof.
Section 3(a)(10) exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction expressly authorized by law to grant such approval, after a hearing regarding the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court granted the Interim Order on March 1, 2006 and, subject to the approval of the Arrangement by Desert Sun Shareholders, a final hearing on the Arrangement will be held on April 4, 2006 by the Court. See "The Arrangement Agreement -- Court Approval and Completion of the Combination".

     The Yamana Shares to be issued in connection with the Arrangement will be freely transferable under United States federal securities laws and will not bear any restrictive legend imposed as a result of the operation of the U.S. Securities Act, except with respect to Yamana Shares held by persons who are deemed to be "affiliates" (as such term is defined under the U.S. Securities
Act) of Desert Sun, Yamana or Yamana Subco, prior to the Arrangement or of Yamana or Amalco following the Arrangement. Persons who may be deemed to be affiliates of a company generally include individuals or entities that control, are controlled by, or are under common control with, such company and generally include executive officers and directors of such company as well as principal shareholders of such company.

     Yamana Shares acquired by persons who are deemed to be affiliates of Desert Sun, Yamana or Yamana Subco, prior to the Arrangement, and of Yamana or Amalco, following the Arrangement, may be resold by such persons only in transactions permitted by the applicable resale provisions of the U.S. Securities Act. Subject to certain limitations, such affiliates may immediately resell Yamana Shares outside the United States without registration under the U.S. Securities Act pursuant to Regulation S. Yamana Shares held by such affiliates may also be resold in compliance with the resale provisions of Rule 145(d)(1), (2), or (3) under the U.S. Securities Act or as otherwise permitted under the U.S. Securities Act. Rule 145(d)(1) generally provides that such affiliates may not sell the Yamana Shares received pursuant to the Arrangement unless pursuant to an effective registration statement or in accordance with the volume, current public information and manner of sale limitations of Rule 144. These limitations generally require that any sales made by an affiliate in any three-month period not exceed the greater of 1% of the outstanding Yamana Shares or, if the Yamana Shares are listed on a United States securities exchange, the average weekly trading volume over the four calendar weeks preceding the placement of the sell order, and that sales be made in unsolicited, open market "brokers' transactions" at times when certain information specified by the Rule 144 is publicly available with respect to Yamana. Rules 145(d)(2) and (3) generally provide that these limitations lapse for non-affiliates of Yamana after a period of one or two years, depending upon whether information continues to be publicly available with respect to Yamana.

     After the Arrangement, the Desert Sun Warrants and Desert Sun Options in each case exercisable for Yamana Shares, may be exercised only pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. As a result, the Desert Sun Warrants and Desert Sun Options may only be exercised by a holder who represents that at the time of exercise the holder is not then located in the United States, is not a U.S. person, as defined in Rule 902 of Regulation S under the U.S. Securities Act, and is not exercising the Desert Sun Warrants or Desert Sun Options for the account or benefit of a U.S. person or a person in the United States, or the holder provides a legal opinion or other evidence reasonably satisfactory to Yamana to the effect that the exercise of the Desert Sun Warrants does not require registration under the U.S. Securities Act or state securities laws.

     In addition, any Yamana Shares issuable upon the exercise of the Desert Sun Warrants or Desert Sun Options in the United States or for the account or benefit of a U.S. person or a person in the United States will be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act, certificates representing such Yamana Shares will bear a legend to that effect, and such Yamana Shares may be resold only pursuant to an exemption from the registration requirements of the U.S. Securities Act and state securities laws, after providing an opinion of counsel or other documentation satisfactory to Yamana to such effect. Subject to certain limitations, the Desert Sun Warrants may be resold outside the United States without registration under the U.S. Securities Act pursuant to Regulation S.

     The foregoing discussion is only a general overview of certain requirements of United States securities laws applicable to the Yamana Shares received upon completion of the Arrangement. All holders of such securities are urged to consult with their own counsel to ensure that the resale of their securities complies with applicable securities legislation.

                            THE ARRANGEMENT AGREEMENT

     On February 22, 2006, Yamana, Desert Sun and Yamana Subco entered into the Arrangement Agreement, a copy of which has been filed and is available for viewing on SEDAR, and which has been incorporated by reference in this Proxy Circular. The following is a summary of the material terms of the Arrangement Agreement. This summary is qualified in its entirety by reference to the full text of the Arrangement Agreement.


GENERAL

     The Arrangement Agreement is dated as of February 22, 2006 and is made among Desert Sun, Yamana and Yamana Subco. The Arrangement Agreement provides for the combination of the businesses of Desert Sun and Yamana by way of a plan of arrangement under the CBCA.


EFFECTIVE DATE

     After obtaining the approval of Desert Sun Shareholders, the Final Order, and upon the other conditions in the Arrangement Agreement, including receipt of all regulatory approvals, being satisfied or waived, Desert Sun intends to send the Articles of Arrangement to the Director for endorsement and filing. The Arrangement will become effective when the Director issues the Certificate.


EXCHANGE RATIO

     Under the Arrangement, Desert Sun will amalgamate with Yamana Subco, a newly- formed, wholly-owned subsidiary of Yamana, and each Desert Sun Shareholder will be entitled to receive 0.6 of a Yamana Share for each Desert Sun Share on the terms set out in the Plan of Arrangement.


TREATMENT OF DESERT SUN WARRANTS AND DESERT SUN OPTIONS

     The terms of the Arrangement Agreement confirm that each Desert Sun Warrant shall entitle the holder to receive upon the exercise thereof, in lieu of the number of Desert Sun Shares otherwise issuable upon the exercise thereof, the number of Yamana Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Desert Sun Shares to which such holder was theretofore entitled upon such exercise, at an exercise price equal to the current exercise price per Desert Sun Warrant exercised, with the effect that each Yamana Share issued upon exercise of Desert Sun Warrants will be issued at a price of $4.167.

     Each Desert Sun Option will entitle the holder to receive upon the exercise thereof, in lieu of the number of Desert Sun Shares otherwise issuable upon the exercise thereof, the number of Yamana Shares that the holder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Desert Sun Shares to which such holder was theretofore entitled upon such exercise, at a price per Yamana Share issued adjusted to reflect the Arrangement. Desert Sun Options shall continue to be governed by and be subject to the terms of the Desert Sun stock option plan and applicable agreement thereunder except to the extent that such Desert Sun Option will expire on the earlier of the expiry date for such option and six months after the Effective Date (instead of in ninety days as provided in the Stock Option Plan) if the holder thereof ceases to be an employee, consultant or director of Desert Sun as of the Effective Date and does not become an employee, consultant or director of Yamana or a material subsidiary thereof on that date.

     Based on the number of Desert Sun Options and Desert Sun Warrants outstanding on February 28, 2006, upon completion of the Arrangement, holders of Desert Sun Warrants will be entitled to purchase an aggregate of approximately 11,976,724 Yamana Shares upon payment of $4.167 per Yamana Share (0.6 of a Yamana Share for each Desert Sun Warrant at an exercise price of $2.50 per warrant) issued at any time prior to 5:00 p.m. on November 20, 2008. Holders of Desert Sun Options will be entitled to purchase an aggregate of approximately 5,128,298 Yamana Shares at prices ranging from $0.63 to $4.77 per Yamana Share issued with the latest expiry date being January 3, 2011. Pursuant to the share compensation plan of Desert Sun, all Desert Sun Shares previously granted but not yet issued under the plan will automatically vest and be issued upon the change of control of Desert Sun, and participants under the share compensation plan will not have any continuing rights to receive Yamana Shares under the share compensation plan.


REPRESENTATIONS AND WARRANTIES

     Yamana, Yamana Subco and Desert Sun have made certain representations and warranties in the Arrangement Agreement, which representations and warranties shall survive the execution and delivery of the Arrangement Agreement and shall terminate on the Effective Date.

     These representations and warranties relate to, among other things: (a) their respective corporate organization, existence and similar corporate matters; (b) their respective share capital; (c) the authorization, execution, delivery and enforceability of the Arrangement Agreement; (d) directors' approvals; (e) the identification of their respect material subsidiaries; (f) there being no default under, or any event, condition or occurrence which, after notice or lapse of time or both, would constitute a default under any contract, agreement or licence that would, individually or in the aggregate, have a Material Adverse Effect on Desert Sun or Yamana, as the case may be; (g) except as disclosed, since December 31, 2004, Desert Sun and Yamana have conducted their respective businesses in the ordinary and regular course of business consistent with past practice; (h) employment and labour matters; (i) the audited consolidated financial statements for the financial years ended December 31, 2005 and 2004 in the case of Desert Sun and December 31, 2004 and February 29, 2004 in the case of Yamana, and the nine month period ended September 30, 2005 having been prepared in accordance with Canadian generally accepted accounting principles consistently applied; (j) completeness and accuracy of financial and corporate books and records; (k) the absence of material litigation; (l) title to properties and condition of assets; (m) insurance matters; (n) environmental matters; (o) the filing of tax returns, the payment of taxes and other tax matters; (p) neither party owning or licensing any intellectual property material to its business; (q) pension and employee benefits; (r) reporting issuer and listing status; (s) the filing with securities regulatory authorities and stock exchanges of all forms, reports and other documents required to be filed, the compliance in all material respects of such documents with the requirements of applicable securities legislation and such documents not containing any misrepresentation at the time of their filing;
(t) compliance with applicable laws; (u) there being no cease trade order and no investigation that may operate to prevent or restrict trading of their respective securities; (v) there being no option on assets; (w) absence of non-competition agreements; (x) location of principal offices; (y) foreign private issuer and investment company status; (z) in respect of Desert Sun, that Desert Sun has made full disclosure; (aa) in respect of Desert Sun, that all applicable brokers' commissions have been disclosed; and (bb) in respect of Desert Sun, its status as not a "non-Canadian" for tax purposes.


COVENANTS

     Until the Effective Date or the date upon which the Arrangement Agreement is terminated, Desert Sun is required to, and to cause the Desert Sun Subsidiary to, conduct business only in, and not take any action except in, the ordinary course of business and consistent with past practice. In addition, Desert Sun is required (except as contemplated by the Arrangement Agreement or as disclosed to the other party in writing or the other party may agree in writing) to, and to cause the Desert Sun Subsidiary to, among other things:

     (a) convene the Meeting as soon as practicable and use its best efforts to convene the Meeting no later than April 11, 2006 or such later date as may be mutually agreed upon with Yamana, and solicit proxies to be voted at the Meeting in favour of the Arrangement;

     (b)  not directly or indirectly do or permit to occur any of the following:

          i. issue, sell, pledge, lease, dispose of, encumber or create any encumbrance or agree to issue, sell, pledge, lease, dispose of, or encumber or create any encumbrance on, any shares or options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of Desert Sun or the Desert Sun Subsidiary, other than pursuant to the exercise of Desert Sun Options or Desert Sun Warrants currently outstanding;

          ii. other than under existing contracts, agreements or commitments, sell, lease, or otherwise dispose of, or permit the Desert Sun Subsidiary to sell, lease or otherwise dispose of, any property, assets or enter into any agreement in respect of any of the foregoing;

          iii. amend or propose to amend its articles or by-laws or the terms of the Desert Sun Options or the Desert Sun Warrants;

          iv. split, combine or reclassify any of the Desert Sun Shares or any of shares of the Desert Sun Subsidiary, or declare any dividend or other distribution;

          v. redeem, purchase or offer to purchase any Desert Sun Common Shares and, other than pursuant to the Desert Sun Share Option Plan, any options or obligations or rights under existing contracts, agreements and commitments;

          vi.  reorganize, amalgamate or merge with another person;

          vii. (A) satisfy or settle any claim or dispute that is, individually or in the aggregate, in excess of a specified amount; (B) relinquish any contractual rights that are, individually or in the aggregate, in excess of a specified amount; or (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary and regular course of business and not for speculative purposes;

          viii. incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money;

          ix. except as required by Canadian GAAP, make any changes to the existing accounting practices of Desert Sun or make any material tax election inconsistent with past practice; or

          x. enter into, or cause the Desert Sun Subsidiary to enter into, new commitments of a capital expenditure nature or incur any new contingent liabilities other than (A) ordinary course expenditures; (B) expenditures required by law; and (C) expenditures made in connection with transactions contemplated in this Agreement;

     (c) enter into or modify any employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, benefits, incentive compensation, severance or termination pay to, or make any loan to, any officer of director of Desert Sun;

     (d) use its commercially reasonable efforts to cause its insurance (or re-insurance) policies not to be cancelled or terminated or any other coverage under those policies to lapse;

     (e) not take any action, or refrain from taking any action, that would be inconsistent with the completion of the Arrangement, would impede the Arrangement or would render, or reasonably be expected to render, any of its representations or warranties in the Arrangement Agreement untrue in any material respect and promptly notify the other party of:

          i. any Material Adverse Change or Material Adverse Effect or any change, event, occurrence or state of facts that could reasonably be expected to have a Material Adverse Change or Material Adverse Effect;

          ii.  any material complaint, investigation or hearing;

          iii. any breach of a covenant in the Arrangement Agreement;

          iv. any event that would render any representation or warranty contained in the Arrangement Agreement untrue or inaccurate in any material respect;

     (f) not enter into, renew or modify in any respect any material contract, agreement, lease, commitment or arrangement to which it is a party or by which it is bound;

     (g) use all commercially reasonable efforts to satisfy or cause the satisfaction of the conditions precedent to its obligations under the Arrangement Agreement;

     (h) use commercially reasonable best efforts to conduct itself so as to keep Yamana fully informed as to the material decisions or actions required to be made with respect to the operation of its business;

     (i) deliver title opinions with respect to the Bahia Gold Belt property and the Jacobina mine; and

     (j)  use  commercially  reasonable  best  efforts  to cause each of Michael
          Hoffman, Gerald McCarvill, Naomi Nemeth, William Pearson, Peter Tagliamonte, Anthony Wonnacott and Stephen Woodhead to enter into any amendment to their respective Desert Sun Consulting Agreements to provide certain tax indemnities.

     Furthermore, Desert Sun has covenanted that it will carry out the terms of the Interim Order and use all commercially reasonable efforts to obtain the approval of its shareholders.


CONDITIONS TO CLOSING


     MUTUAL CONDITIONS PRECEDENT

     The Arrangement Agreement provides that the obligation of each of Yamana, Yamana Subco and Desert Sun to complete the Arrangement is subject to the satisfaction, on or before the Effective Date, of the following conditions, each of which may be waived by Yamana, Yamana Subco and Desert Sun in writing, at any time:

     (a) the Interim Order shall have been granted in form and substance satisfactory to the parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the parties, acting reasonably, on appeal or otherwise;

     (b) the Arrangement and, if required, all other material transactions contemplated or necessary to complete the Arrangement, with or without amendment, shall have been approved at the Meeting by the Desert Sun Shareholders in accordance with the provisions of the CBCA, the Interim Order and the requirements of any applicable regulatory authority;

     (c) the Final Order shall have been granted in form and substance satisfactory to the parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the parties, acting reasonably, on appeal or otherwise;

     (d)  the  Articles  of   Arrangement   shall  be  in  form  and   substance
          satisfactory to the parties hereto, acting reasonably;

     (e) there shall not be in force any applicable law, ruling, order or decree, and there shall not have been any action taken under any law or by any governmental entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement in accordance with the terms or results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement that has, or could reasonably be expected to have, a Material Adverse Effect on Desert Sun or Yamana;

     (f) (A) the TSX and AIM shall have conditionally approved the listing thereon, and AMEX shall have authorized for listing, of the Yamana Shares to be issued pursuant to the Arrangement (including the Yamana Shares that, as a result of the Arrangement, are issuable upon the exercise of the Desert Sun Options and the Desert Sun Warrants) as of the Effective Date, or as soon as possible thereafter, and (B) the TSX shall have, if required, accepted notice for filing of all transactions of Desert Sun contemplated or necessary to complete the Arrangement, subject only to compliance with the usual requirements of the TSX, AMEX and AIM, as applicable;

     (g) (A) all consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any governmental entity and the expiry of any waiting periods, in connection with, or required to permit, the completion of the Arrangement, and (B) all third person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements (other than as contemplated in the disclosure letters exchanged between Desert Sun and Yamana), the failure of which to obtain or the non-expiry of which would, or could reasonably be expected to have, a Material Adverse Effect on Desert Sun, Yamana or Yamana Subco or materially impede the completion of the Arrangement, shall have been obtained or received on terms that are reasonably satisfactory to each party hereto;

     (h) the Yamana Shares to be issued in the United States pursuant to the Arrangement are exempt from registration requirements under Section 3(a)(10) of the U.S. Securities Act and the Yamana Shares to be distributed in the United States pursuant to the Arrangement are not subject to resale restrictions in the United States under the U.S. Securities Act, (other than as may be prescribed by Rule 144 and Rule 145 under the U.S. Securities Act); and

     (i)  the Arrangement Agreement shall not have been terminated.


     ADDITIONAL  CONDITIONS  PRECEDENT TO THE  OBLIGATIONS  OF YAMANA AND YAMANA
     SUBCO

     The obligations of Yamana to complete the Arrangement are subject to the satisfaction of certain additional conditions in its favour, including, among others, (i) the representations and warranties of Desert Sun under the Arrangement Agreement being true and correct, except where failure or breaches of representations and warranties would not either individually or in the aggregate in the reasonable judgement of Yamana have a Material Adverse Effect on Desert Sun; (ii) there having been no changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could have, a Material Adverse Effect on Desert Sun; (iii) Desert Sun having complied in all material respects with its covenants in the Arrangement Agreement; (iv) Desert Sun Shareholders holding no more than 5% of the outstanding Desert Sun Shares shall have exercised their right of dissent in respect of the Arrangement Resolution; and (v) each of Stan Bharti and Bruce Humphrey shall have accepted Yamana Shares in consideration of one-half of the "change in control" payment owing to each of them under their respective consulting agreement.


     ADDITIONAL CONDITIONS PRECEDENT TO THE OBLIGATIONS OF DESERT SUN

     The obligations of Desert Sun to complete the Arrangement are subject to the satisfaction of certain additional conditions in its favour, including, among others, (i) the representations and warranties of Yamana under the Arrangement Agreement being true and correct, except where failure or breaches of representations and warranties would not either individually or in the aggregate in the reasonable judgement of Desert Sun have a Material Adverse
Effect on Yamana; (ii) there having been no changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could have, a Material Adverse Effect on Yamana; (iii) Yamana having complied in all material respects with its covenants in the Arrangement Agreement.

NON-SOLICITATION AND SUPERIOR PROPOSAL

     Pursuant to the Arrangement Agreement, Desert Sun has agreed that it will not, directly or indirectly, through any officer, director, employee, representative, advisor or agent of Desert Sun or the Desert Sun Subsidiary, or otherwise: (a) solicit, initiate or promote (including by way of furnishing information or entering into any form of agreement or understanding) any inquiries or proposals regarding any Acquisition Proposal or potential Acquisition Proposal; (b) participate in any discussions or negotiations regarding any Acquisition Proposal or potential Acquisition Proposal; (c) agree to, approve or recommend any Acquisition Proposal or potential Acquisition Proposal; (d) accept or enter into any agreement, understanding or arrangement related to any Acquisition Proposal or potential Acquisition Proposal; or make any public announcement or take any other action inconsistent with, or that could reasonably be likely to be regarded as detracting from, the recommendation of the directors of Desert Sun to approve the Combination. Notwithstanding the foregoing, nothing will prevent or restrict the Board of Directors from, prior to the approval of the Arrangement by Desert Sun Shareholders, considering or negotiating any unsolicited bona fide Acquisition Proposal that would be a Superior Proposal or from approving or recommending to Desert Sun Shareholders, or entering into any agreement in respect of, a Superior Proposal in accordance with the terms of the Arrangement Agreement. Desert Sun must notify Yamana within 24 hours of the receipt by any director or officer of Desert Sun of any Acquisition Proposal, any amendment to the foregoing, or any request for non-public information relating to Desert Sun or the Desert Sun Subsidiary. See "The Combination -- Non-Solicitation".

     Neither Desert Sun nor the directors thereof shall accept, approve or recommend or enter into any agreement in respect of an Acquisition Proposal on the basis that it would constitute a Superior Proposal, unless (i) Desert Sun has provided Yamana with a copy of the documents provided with any information not previously provided to Yamana; (ii) such Superior Proposal does not provide for the payment of any break, termination or other fees or expenses to the other party in the event that Desert Sun completes the Combination or any other similar transaction with Yamana or any of its affiliates agreed to prior to any termination of the Arrangement Agreement (provided that a Superior Proposal may provide for the payment of expenses to the other party in the event that Desert Sun and Yamana do not enter into an amended agreement in respect of the Superior Proposal, Yamana provides notice that it wishes the Meeting to proceed, a further Superior Proposal is subsequently made by another party and Yamana ultimately succeeds); (iii) Desert Sun has provided Yamana with a copy of the information containing such Acquisition Proposal; and (iv) five business days have elapsed from the later of the date on which Yamana received notice of the determination of the Board of Directors to accept, approve, recommend or enter into any agreement in respect of such Superior Proposal and the date Yamana received a copy of the Acquisition Proposal, and Yamana has not within such five business day period agreed to at least match the value per Desert Sun Share of such Superior Proposal. See "The Combination -- Superior Proposal".


AMENDMENT AND WAIVER

     The Arrangement Agreement, including the Plan of Arrangement, may be amended by written agreement of the parties at any time before or after the Meeting without, subject to applicable law, further notice to or authorization on the part of the Desert Sun Shareholders and any such amendment may, without limitation, (i) change the time for the performance of any of the obligations or acts of any of the parties to the Arrangement Agreement; (ii) waive any inaccuracies in or modify any representation or warranty contained in the Arrangement Agreement or in any document delivered pursuant to the Arrangement Agreement; (iii) waive compliance with or modify any of the covenants in the Arrangement Agreement and waive or modify the performance of any of the obligations of any of the parties hereto; and (iv) waive compliance with or modify any condition under the Arrangement Agreement.


TERMINATION AND TERMINATION FEES

     The Arrangement Agreement may be terminated at any time prior to the Effective Date:

     1.   by mutual written consent of the parties;

     2.   by either party if:

          a.   a mutual condition or a condition in its favour is not satisfied;
               or

          b. the Effective Date is not on or before the Completion Deadline, provided however, if the Arrangement has not been completed by such date because the Meeting has not been held due to the fault of Desert Sun, then Desert Sun shall not be entitled to terminate the Arrangement Agreement; or

          c. the Meeting is held and completed and the Desert Sun Shareholders do not approve the Arrangement Resolution; or

     3. by Yamana or Yamana Subco if there is a Superior Proposal and the directors of Desert Sun withdraw or modify in any manner adverse to Yamana or Yamana Subco their approval or recommendation of the Arrangement, or shall fail, after being requested by Yamana in writing, to reaffirm its approval or recommendation of the Arrangement, or shall have accepted, approved, recommended or entered into any agreement in respect of any Superior Proposal.

     If Yamana terminates the Arrangement Agreement in connection with:

     1. a Superior Proposal and the Board of Directors of Desert Sun has (i) withdrawn or modified in a manner adverse to Yamana their approval or recommendation of the Arrangement; (ii) failed, after being requested by Yamana in writing, to reaffirm its approval or recommendation of the Arrangement as promptly as possible, but in any event within two business days, or (iii) accepted, approved or recommended or entered into an agreement in respect of any Superior Proposal;

     2. Desert Sun failing to satisfy, in any material respect, its covenants regarding non-solicitation and superior proposals, as described under the heading "The Arrangement Agreement -- Non-Solicitation and Superior Proposal";

     3. Desert Sun failing to submit the Arrangement for approval to the Desert Sun Shareholders, in accordance with the terms of the Arrangement Agreement, or failing to solicit proxies in connection therewith;

then Desert Sun shall pay Yamana an amount in cash equal to $21.5 million. Desert Sun shall also have to pay such break fee if an Acquisition Proposal has been made to Desert Sun and made known to Desert Sun Shareholders generally and not withdrawn publicly prior to the Meeting, the Desert Sun Shareholders do not approve the Arrangement and Desert Sun completes an Acquisition Proposal with such third party within nine months following the termination of the
Arrangement. Such payment shall be made within five days following the completion of the Acquisition Proposal. Desert Sun shall not be obligated to make more than one such termination payment.

     In addition, in the event that Desert Sun enters into an agreement to implement a Superior Proposal, Yamana may require that Desert Sun hold the Meeting, and place the Arrangement Resolution before the Desert Sun Shareholders for approval.


INDEMNIFICATION AND INSURANCE

     Yamana covenants that all rights to indemnification or exculpation in favour of current and former officers and directors of Desert Sun and its subsidiaries as provided in their respective articles, by-laws, any agreement or directors' and officers' insurance policies will survive (or be replaced with substantially similar coverage by another provider) the completion of the Arrangement, in full force and effect for a period of five years, in the case of such insurance policies.


EXPENSES

     The Arrangement Agreement provides that each of Desert Sun and Yamana shall pay its own expenses incurred in connection with the Combination.

                                  RISK FACTORS

     Desert Sun Shareholders should carefully consider the following risk factors in evaluating whether to approve the Arrangement. These risk factors should be considered in conjunction with the other information included in this Proxy Circular.


RISK FACTORS RELATING TO THE ARRANGEMENT

FAILURE TO COMPLETE THE ARRANGEMENT COULD NEGATIVELY AFFECT DESERT SUN'S SHARE PRICE, FUTURE BUSINESS AND OPERATIONS

Risks to which Desert Sun is subject relating to the Arrangement not being completed include:

     (a) the price of the Desert Sun Shares may decline to the extent that the relevant current market price reflects a market assumption that the Arrangement will be completed;

     (b) certain costs related to the Arrangement, such as legal, accounting and certain financial advisor fees incurred by Desert Sun, must be paid by Desert Sun even if the Arrangement is not completed. In addition, if the Arrangement is not completed, Desert Sun may be required to pay Yamana the Termination Fee. The Termination Fee could adversely affect Desert Sun's financial condition; and

     (c) if the Arrangement is terminated and the Board of Directors decides to seek another merger or business combination, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the price to be paid by Yamana pursuant to the Arrangement.

     In addition, Desert Sun employees may experience uncertainty about their future roles with Yamana until Yamana's strategies with respect to Desert Sun are announced and executed. This may adversely affect Desert Sun's ability to attract or to retain key management and personnel.


RISKS ASSOCIATED WITH THE FIXED EXCHANGE RATIO

     Pursuant to the provisions of the Plan of Arrangement, each Desert Sun Share will be exchanged for 0.6 of a Yamana Share. The Exchange Ratio is fixed and it will not increase or decrease due to fluctuations in the market price of either the Yamana Shares or the Desert Sun Shares. The market value of the consideration that Desert Sun Shareholders will receive in the Arrangement will depend on the market price of the Yamana Shares on the Effective Date. If the market price of the Yamana Shares increases or decreases, the market value of the Yamana Shares that Desert Sun Shareholders will receive will correspondingly increase or decrease. Because the date that the Arrangement is completed will be later than the date of the Meeting, the price of the Yamana Shares on the Effective Date may be higher or lower than the price on the date of the Meeting. In addition, the number of Yamana Shares being issued in connection with the Arrangement will not change despite decreases or increases in the market price of Desert Sun Shares. Many of the factors that affect the market price of the Yamana Shares and the Desert Sun Shares are beyond the control of Yamana and Desert Sun, respectively. These factors include fluctuations in commodity prices, most importantly gold and copper, fluctuations in currency exchange rates, changes in the regulatory environment, adverse political developments, prevailing conditions in the capital markets and interest rate fluctuations.


DESERT  SUN  DIRECTORS  AND  EXECUTIVE   OFFICERS  MAY  HAVE  INTERESTS  IN  THE
ARRANGEMENT THAT ARE DIFFERENT FROM THOSE OF DESERT SUN SHAREHOLDERS

     In considering the recommendation of the Desert Sun Board of Directors to vote in favour of the Arrangement Resolution, Desert Sun Shareholders should be aware that certain members of the Desert Sun Board of Directors and management team have agreements or arrangements that provide them with interests in the Arrangement that differ from, or are in addition to, those of Desert Sun Shareholders generally. See "The Combination -- Interests of Certain Persons in the Arrangement".

UNCERTAINTIES ASSOCIATED WITH THE ARRANGEMENT

     The Arrangement will involve the integration of companies that previously operated independently. An important factor in the success of the Arrangement will be the ability of the management of the combined entity in managing Desert Sun and, if appropriate, integrating all or part of the operations, systems, technologies and personnel of the two companies following the completion of the transaction. The Arrangement and/or the integration of the two businesses can result in unanticipated operational problems and interruptions, expenses and liabilities, the diversion of management attention and the loss of key employees, customers or suppliers. There can be no assurance that the Arrangement and business integration will be successful or that the combination will not adversely affect the business, financial condition or operating results of the combined entity. In addition, the combined entity may incur charges related to the Arrangement and related to integrating the two companies. There can be no assurance that the combined company will not incur additional material charges in subsequent quarters to reflect additional costs associated with the Arrangement or that that the benefits expected from the Arrangement will be realized.


RISK FACTORS RELATING TO YAMANA

     Please refer to Exhibit B -- "Yamana Gold Inc. -- Risk Factors" for a discussion of risk factors relating to the business of Yamana and an investment in Yamana Shares.


              CERTAIN TAX CONSIDERATIONS TO DESERT SUN SHAREHOLDERS

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of the principal Canadian federal income tax considerations of the Arrangement generally applicable to Desert Sun Shareholders who, for the purposes of the Tax Act and at all relevant times, (i) deal at arm's length with both Yamana and Desert Sun, (ii) are not affiliated with either Yamana or Desert Sun, and (iii) hold their Desert Sun Shares as capital property. Desert Sun Shares will generally be considered capital property to a Desert Sun Shareholder unless the Desert Sun Shareholder holds the Desert Sun Shares in the course of carrying on a business or has acquired the Desert Sun Shares in a transaction or transactions considered to be an adventure in the nature of trade. Desert Sun Shareholders who are resident in Canada for purposes of the Tax Act and whose Desert Sun Shares might not otherwise qualify as capital property may be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have such Desert Sun Shares and every "Canadian security" (as defined in the Tax Act) owned by such holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. This summary does not apply to a Desert Sun Shareholder that is a "financial institution" within the meaning of subsection 142.2(l) of the Tax Act.

     This summary is based upon the current provisions of the Tax Act, the regulations thereunder, and Desert Sun's understanding of the current published administrative practices of the CRA as of the date hereof. This summary also takes into account all specific proposals to amend the Tax Act which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments"). However, no assurances can be given that the Proposed Amendments will be enacted in the form proposed, or at all. Except for the Proposed Amendments, this summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or changes in the administrative practices of the CRA. This summary also does not take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations summarized herein.

     This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal, business or tax advice or representations to any particular Desert Sun Shareholder. Accordingly, Desert Sun Shareholders should consult their own tax advisors for advice regarding the income tax consequences of the Arrangement having regard to their particular circumstances.

     This summary is not applicable to a Desert Sun Shareholder who acquired their Desert Sun Shares pursuant to the exercise of an employee stock option and any such Desert Sun Shareholder should consult their tax advisor with respect to the tax consequences of the Arrangement.

DESERT SUN SHAREHOLDERS RESIDENT IN CANADA

     The following portion of the summary is generally applicable to a Desert Sun Shareholder who, at all relevant times, for the purposes of the Tax Act and any applicable income tax convention, is, or is deemed to be, resident in Canada.


     ARRANGEMENT -- EXCHANGE OF SHARES

     A Desert Sun Shareholder who receives Yamana Shares in exchange for its Desert Sun Shares under the Arrangement will realize neither a capital gain nor a capital loss as a result of the Arrangement. Such a Desert Sun Shareholder will be considered to have disposed of its Desert Sun Shares for proceeds of disposition equal to the aggregate adjusted cost base of its Desert Sun Shares immediately before the Arrangement and to have acquired Yamana Shares at an aggregate cost equal to such proceeds of disposition.

     For the purpose of determining at any time the adjusted cost base of Yamana Shares acquired by a Desert Sun Shareholder under the Arrangement, the cost of such Yamana Shares must be averaged with the adjusted cost base to the holder of all other Yamana Shares held by the holder at that time.


     DISPOSITION OF YAMANA SHARES

     A holder who disposes of Yamana Shares will realize a capital gain (or capital loss) to the extent that the proceeds of disposition thereof, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such shares to such holder. The income tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading "Taxation of Capital Gains and Capital Losses".


     TAXATION OF CAPITAL GAINS AND CAPITAL LOSSES

     One-half of capital gains will be taxable capital gains which must be included in income and one-half of capital losses will be allowable capital losses that may be deducted against taxable capital gains realized in the year of disposition. Subject to the detailed rules contained in the Tax Act, any unused allowable capital loss may be applied to reduce net taxable capital gains realized by the holder in the three preceding and in all subsequent taxation years. Recognition of capital losses otherwise realized may be denied in various circumstances set out in the Tax Act. The amount of any capital loss realized by a corporate holder on a disposition of Yamana Shares may be reduced by the amount of dividends received, if any, or deemed to be received on the shares, to the extent and under the circumstances provided in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns the shares or where a trust or partnership of which a corporation is a beneficiary or a member, respectively, is a member of a partnership or a beneficiary of a trust that owns the shares.

     A holder that is a Canadian-controlled private corporation throughout the relevant taxation year may be subject to an additional refundable tax of 6
(2)/3% on taxable capital gains. This additional tax will be refunded to the holder at the rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

     Where the holder is an individual or a trust, other than certain trusts, the realization of a capital gain may result in a liability for alternative minimum tax under the Tax Act.


     ARRANGEMENT -- DISSENTING DESERT SUN SHAREHOLDERS

     A Dissenting Shareholder who receives from Yamana a payment in an amount equal to the fair value of the Dissenting Shareholder's Desert Sun Shares will be considered to have disposed of the Desert Sun Shares for proceeds of disposition equal to the amount received by the Dissenting Shareholder (less the amount of any interest awarded by a court in respect of such payment). Such a disposition of Desert Sun Shares by a Dissenting Shareholder will generally result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Dissenting Shareholder of those Desert Sun Shares immediately before the disposition. The income tax treatment of capital gains and capital losses is discussed in greater detail above under the subheading "Taxation of Capital Gains and Capital Losses".

     Any interest awarded by a court to a Dissenting Shareholder will be included in such Dissenting Shareholder's income for purposes of the Tax Act.


DESERT SUN SHAREHOLDERS NOT RESIDENT IN CANADA

     The following summary is generally applicable to a Desert Sun Shareholder who, at all relevant times, for the purposes of the Tax Act and any applicable income tax convention, is neither resident nor deemed to be resident in Canada, and who does not use or hold and is not deemed to use or hold Desert Sun Shares in carrying on a business in Canada (a "Non-Resident Shareholder"). Special rules, which are not discussed in this summary, may apply to a non-resident that is an insurer carrying on business in Canada and elsewhere.


         ARRANGEMENT -- EXCHANGE OF SHARES

     A Non-Resident Shareholder who exchanges Desert Sun Shares for Yamana Shares under the Arrangement will generally be subject to the same tax consequences as a Canadian resident holder on the Arrangement, as discussed above. Accordingly, a Non-Resident Shareholder who receives Yamana Shares in exchange for Desert Sun Shares on the amalgamation will generally realize neither a capital gain nor a capital loss.


         DISPOSITION OF YAMANA SHARES

     A Non-Resident Shareholder who disposes of Yamana Shares will not be subject to tax under the Tax Act on any gain arising on the disposition of such shares unless such shares constitute "taxable Canadian property" of the holder for the purposes of the Tax Act. In addition, if such shares do constitute taxable Canadian property, the Non-Resident Shareholder may be exempt from tax under an applicable income tax convention.

     Generally, Yamana Shares will not be taxable Canadian property of a Non-Resident Shareholder at a particular time provided that (i) the Yamana Shares are not deemed to be taxable Canadian property to the holder, and (ii) the Yamana Shares are listed on a prescribed stock exchange (which currently includes the TSX) and the holder, persons with whom the holder does not deal at arm's length, or the holder together with such persons, has not owned 25% or more of the issued shares of any class or series of the capital stock of Yamana at any time within the 60 month period immediately preceding the particular time. Any Yamana Shares received by a Non-Resident Shareholder in exchange for Desert Sun Shares which constitute taxable Canadian property to the Non-Resident Shareholder will be deemed to be taxable Canadian property to the Non-Resident Shareholder.

     Generally, a Non-Resident Shareholder who realizes a capital gain on a disposition of Yamana Shares which constitute taxable Canadian property of the holder and which is not exempt from tax under an applicable income tax convention will be subject to the tax treatment described above under the subheading "Desert Sun Shareholders Resident in Canada -- "Taxation of Capital Gains and Capital Losses".


     ARRANGEMENT -- DISSENTING NON-RESIDENT SHAREHOLDERS

     A Non-Resident Shareholder who is a Dissenting Shareholder and who receives from Yamana the fair value of such Non-Resident Shareholder's Desert Sun Shares will not be subject to tax under the Tax Act in respect of such disposition of Desert Sun Shares provided such shares do not constitute "taxable Canadian property" of the Non-Resident Shareholder. See above under the subheading "Desert Sun Shareholders Not Resident in Canada, Disposition of Yamana Shares" for a general discussion of the tax treatment of capital gains realized on a disposition of Desert Sun Shares which constitute taxable Canadian property to the holder.

     Any interest paid to a Non-Resident Shareholder consequent upon the exercise of dissent rights will be subject to Canadian withholding tax at a rate of 25%, unless the rate is reduced under the provisions of an applicable income tax convention. Non-Resident Shareholders who are contemplating exercising their dissent rights should consult their own tax advisors.


CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     Notice Pursuant To IRS Circular 230: Anything contained in this Proxy Circular concerning any U.S. federal tax issue is not intended or written to be used, and it cannot be used by a U.S. Holder (as defined below), for the purpose of avoiding U.S. federal tax penalties under the Internal Revenue Code. This summary was written to support the promotion or marketing of the transactions or matters addressed by this Proxy Circular. Each U.S. Holder should seek U.S. federal tax advice based on such U.S. Holder's particular circumstances from an independent tax advisor.

     The following summary describes the material U.S. federal income tax considerations generally applicable to U.S. Holders of Desert Sun Shares who exchange their Desert Sun Shares for Yamana Shares under the Arrangement and U.S. Holders of Desert Sun Shares who exercise their right to dissent in accordance with the dissent procedures set out in Exhibit I -- "Dissent Rights". This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), proposed, temporary and final U.S. Treasury regulations under the Code, Internal Revenue Service ("IRS") rulings and judicial decisions, all as in effect as of the date of this Proxy Circular and all of which are subject to change (possibly with retroactive effect) or to differing interpretations. This summary applies only to holders of Desert Sun Shares that hold their Desert Sun Shares, and will hold any Yamana Shares that they receive under the Arrangement, as capital assets within the meaning of Section 1221 of the Code. This summary does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular holder of Desert Sun Shares in light of such holder's particular circumstances or to holders of Desert Sun Shares subject to special treatment under the U.S. federal income tax laws, including:

     o    banks, insurance companies, trusts and financial institutions;

     o    tax-exempt organizations;

     o    mutual funds;

     o    persons that have a functional currency other than the U.S. dollar;

     o traders in securities who elect to apply a mark-to-market method of accounting;

     o    dealers in securities or foreign currency;

     o holders of Desert Sun Shares who received their shares in compensatory transactions;

     o    holders of Desert Sun Shares who hold their shares as part of a hedge,
          straddle,   constructive   sale,   conversion   transaction  or  other
          integrated investment;

     o    holders of Desert Sun Options or Desert Sun Warrants; and

     o holders who will hold 5% or more of the Yamana Shares, either directly, indirectly through one or more entities, or as a result of certain constructive ownership rules of the Code, following the exchange of Desert Sun Shares for Yamana Shares under the Arrangement.

     For purposes of this summary, a U.S. Holder is:

     o an individual who is a U.S. citizen or resident alien for U.S. federal income tax purposes;

     o a corporation, or entity classified as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof, or the District of Columbia;

     o an estate that is subject to U.S. federal income tax on its worldwide income; or

     o a trust if (i) a U.S. court is able to exercise supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

     If a partnership holds Desert Sun Shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold Desert Sun Shares should consult their tax advisors regarding the U.S. federal income tax consequences to them of the Arrangement.


PASSIVE FOREIGN INVESTMENT COMPANY RULES

     Special U.S. federal income tax rules will apply to U.S. Holders if Desert Sun currently is or has been a passive foreign investment company (a "PFIC") at any time during which the U.S. Holder has held Desert Sun Shares. A non-U.S. corporation generally is classified as a PFIC for U.S. federal income tax purposes in any taxable year if, either (i) at least 75% of its gross income is "passive" income (the "income test"), or (ii) on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the "asset test"). For purposes of the income test and the asset test, if a non-U.S. corporation owns, directly or indirectly, at least 25% (by value) of the stock of another corporation, the non-U.S. corporation will be treated as if it held its proportionate share of the assets of the latter corporation and received directly its proportionate share of the income of that latter corporation.

     Passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), certain net gains from the sales of commodities such as oil and natural gas, annuities and gains from assets that produce passive income. Passive income does not include, however, any income that is interest, a dividend or a rent or royalty received or accrued from a related person to the extent that the amount is properly allocable to income of the related person that is not passive income. For these purposes, a related person includes a subsidiary controlled by the non-U.S. corporation, where control means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of the stock of a corporation.

     The Code and applicable U.S. Treasury regulations exclude active business gains from transactions in commodities from the definition of passive income if substantially all of the non-U.S. corporation's commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business.

     Under the Code, if a non-U.S. corporation is a PFIC in any taxable year that a U.S. person holds shares, the non-U.S. corporation generally is considered a PFIC with respect to the U.S. person for all subsequent years after the first taxable year in the U.S. person's holding period in which the non-U.S. corporation was a PFIC.

     A U.S. person who holds shares of a PFIC is taxed at ordinary income tax rates on any gain realized on the sale or exchange of the shares and on any "excess distributions" received. Excess distributions are amounts received by a U.S. person with respect to its shares in any taxable year that exceed 125% of the average distributions received by the U.S. person in the shorter of either the three previous years or the U.S. person's holding period for the shares before the current taxable year. Gain and excess distributions are allocated ratably to each day that the U.S. person held shares. Amounts allocated to the current taxable year and to years before the non-U.S. corporation became a PFIC are treated as ordinary income. In addition, amounts allocated to each taxable year beginning with the year the non-U.S. corporation first became a PFIC are taxed at the highest rate in effect for that year on ordinary income. The tax is subject to an interest charge at the rate applicable to underpayments of income tax. Under certain circumstances, a U.S. person may make certain elections to mitigate some of the adverse U.S. federal income tax consequences of holding shares of a PFIC. U.S. persons generally are required to file IRS Form 8621 for each year in which they hold shares of a PFIC.

     Desert Sun believes that it may have been a PFIC for one or more years prior to 2005 since it had no income other than passive income.


THE ARRANGEMENT

     For U.S. federal income tax purposes, Yamana and Desert Sun have agreed to treat the Arrangement as a reorganization under the provisions of Section 368(a) of the Code. Even if the Arrangement qualifies as a reorganization, however, the PFIC rules discussed in the preceding section may require U.S. Holders who have held Desert Sun Shares at any time during which Desert Sun was a PFIC to recognize taxable gain (but not loss) on the exchange of their Desert Sun Shares for Yamana Shares, as discussed below. U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences to them of the Arrangement.

     No legal opinion from U.S. legal counsel or ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Arrangement to U.S. Holders. Accordingly, there can be no assurance that the Arrangement will qualify as a reorganization under the provisions of Section 368(a) of the Code or that the IRS will not challenge the status of the Arrangement as a reorganization. The requirements that must be satisfied in order for the Arrangement to qualify as a reorganization are complex, and each U.S. Holder should consult its own tax advisor regarding these requirements. Except as discussed under "Treatment if the Arrangement does not qualify as a reorganization", the remainder of this discussion assumes that the Arrangement will qualify as a reorganization under the provisions of Section 368(a) of the Code for U.S. federal income tax purposes.


TREATMENT IF DESERT SUN IS A PFIC WITH RESPECT TO A U.S. HOLDER

     The discussion in this section assumes that Desert Sun is or has been a PFIC with respect to a U.S. Holder at any time during which a U.S. Holder has held Desert Sun Shares and that such U.S. Holder has not made a timely qualified electing fund ("QEF") election with respect to Desert Sun.

     The exchange of Desert Sun Shares for Yamana Shares under the Arrangement should be a taxable transaction to a U.S. Holder as long as Yamana is not a PFIC for 2006. In such case, a U.S. Holder should recognize gain upon exchanging its Desert Sun Shares for Yamana Shares. Such gain should be equal to the difference between the fair market value of the Yamana Shares received in the Arrangement and the U.S. Holder's adjusted tax basis in the Desert Sun Shares exchanged in the Arrangement. Such gain should be recognized on a share-by-share basis and should be taxable as an "excess distribution" under the PFIC rules. An excess distribution should be allocated ratably to each day that the U.S. Holder held Desert Sun Shares. Amounts allocated to the current taxable year and to years before Desert Sun became a PFIC should be treated as ordinary income. In addition, amounts allocated to each taxable year beginning with the year Desert Sun first became a PFIC should be taxed at the highest rate in effect for that year on ordinary income. The tax should be subject to an interest charge at the rate applicable to underpayments of income tax.

     A U.S. Holder generally should not be permitted to recognize a loss on the exchange of Desert Sun Shares for Yamana Shares under the Arrangement. The U.S. Holder's basis in the Yamana Shares received should be adjusted to reflect the gain recognized.

     If, contrary to Yamana's current expectation (discussed below), Yamana is determined to be a PFIC for 2006, and Desert Sun has also been a PFIC at any time during which a U.S. Holder has held Desert Sun Shares, such a U.S. Holder of Desert Sun Shares should not be required to recognize gain on the exchange of its Desert Sun Shares for Yamana Shares under the Arrangement. The aggregate adjusted tax basis of the Yamana Shares received under the Arrangement should be equal to the aggregate adjusted tax basis of the Desert Sun Shares surrendered for the Yamana Shares. The holding period of the Yamana Shares received should include the period during which the U.S. Holder held the Desert Sun Shares.

     The treatment of any U.S. Holders who have properly made a "mark-to-market" election with respect to their Desert Sun Shares is unclear. Such U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences to them of the Arrangement.

     A U.S. Holder of Desert Sun Shares that exercises its right to dissent in accordance with the dissent procedures set out in Exhibit I -- "Dissent Rights" generally will recognize gain or loss measured by the difference between the amount of cash received and the adjusted tax basis of the Desert Sun Shares surrendered. Such gain, if any, will be taxable in the manner described above in the second paragraph of this section.

     If a U.S. Holder of Desert Sun Shares that exercises its right to dissent receives any interest, such interest will be subject to Canadian withholding tax. The amount of such interest, before reduction for Canadian withholding tax, generally will be taxable to a U.S. Holder as ordinary income at the time it is paid or accrued in accordance with the U.S. Holder's regular method of accounting for U.S. federal income tax purposes. Such interest will be income from sources without the United States, and for taxable years beginning on or before December 31, 2006, generally will be "high withholding tax interest" for U.S. foreign tax credit limitation purposes as long as Canadian tax is withheld at a rate of at least 5%.


TREATMENT IF DESERT SUN IS NOT A PFIC WITH RESPECT TO A U.S. HOLDER

     If Desert Sun has not been a PFIC at any time during which a U.S. Holder has held Desert Sun Shares, the U.S. Holder of Desert Sun Shares should not be required to recognize gain on the exchange of its Desert Sun Shares for Yamana Shares under the Arrangement. The aggregate adjusted tax basis of the Yamana Shares received under the Arrangement should be equal to the aggregate adjusted tax basis of the Desert Sun Shares surrendered for the Yamana Shares. The holding period of the Yamana Shares received should include the period during which the U.S. Holder held the Desert Sun Shares.

     A U.S. Holder of Desert Sun Shares that exercises its right to dissent in accordance with the dissent procedures set out in Exhibit I -- "Dissent Rights" generally will recognize gain or loss measured by the difference between the amount of cash received and the adjusted tax basis of the Desert Sun Shares surrendered. Such gain or loss will generally be a capital gain or loss, and will generally be long-term if, at the time the Desert Sun Shares are exchanged, the U.S. Holder has held the Desert Sun Shares for more than one year. Net long-term capital gains of non-corporate U.S. Holders, including individuals, are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss that a U.S. Holder recognizes generally will be treated as income or loss from sources within the United States for U.S. foreign tax credit limitation purposes.

     If a U.S. Holder of Desert Sun Shares that exercises its right to dissent receives any interest, such interest will be subject to Canadian withholding tax. The amount of such interest, before reduction for Canadian withholding tax, generally will be taxable to a U.S. Holder as ordinary income at the time it is paid or accrued in accordance with the U.S. Holder's regular method of accounting for U.S. federal income tax purposes. Such interest will be income from sources outside the United States, and for taxable years beginning on or before December 31, 2006, generally will be "high withholding tax interest" for U.S. foreign tax credit limitation purposes as long as Canadian tax is withheld at a rate of at least 5%.


TREATMENT IF THE ARRANGEMENT DOES NOT QUALIFY AS A REORGANIZATION

     If the Arrangement does not qualify as a reorganization under the provisions of Section 368(a) of the Code and Desert Sun has been a PFIC at any time during which a U.S. Holder has held Desert Sun Shares, a U.S. Holder generally will recognize gain or loss equal to the difference between the fair market value of the Yamana Shares received in the Arrangement and the adjusted tax basis in the Desert Sun Shares exchanged in the Arrangement. Such gain, if any, will be taxable in the manner described above in the second paragraph under "Treatment if Desert Sun is a PFIC with respect to a U.S. Holder.

     If the Arrangement does not qualify as a reorganization under the provisions of Section 368(a) of the Code and Desert Sun has not been a PFIC at any time during which a U.S. Holder has held Desert Sun Shares, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference, between the fair market value of the Yamana Shares received in the Arrangement and the tax basis in the Desert Sun Shares exchanged in the Arrangement. Such gain or loss will generally be a capital gain or loss, and will generally be long-term if, at the time the Desert Sun Shares are exchanged, the U.S. Holder has held the Desert Sun Shares for more than one year. Net long-term capital gains of non-corporate U.S. Holders, including individuals, are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss that a U.S. Holder recognizes generally will be treated as income or loss from sources within the United States for U.S. foreign tax credit limitation purposes.


INFORMATION REPORTING AND RECORDKEEPING REQUIREMENTS

     Certain information reporting requirements on IRS Form 8621 generally will apply to a U.S. Holder under the Arrangement with respect to whom Desert Sun is a PFIC if the U.S. Holder exchanges its Desert Sun Shares for Yamana Shares or otherwise disposes of its Desert Sun Shares. Special reporting requirements will also apply if a U.S. Holder with respect to whom Desert Sun is a PFIC exchanges its Desert Sun Shares for Yamana Shares and Yamana is a PFIC. In addition, assuming the Arrangement qualifies as a reorganization under the provisions of the Section 368(a) of the Code, each U.S. Holder of Desert Sun Shares that receives Yamana Shares under the Arrangement generally will be required to file a statement with its U.S. federal income tax return providing its basis in the Desert Sun Shares surrendered and the fair market value of the Yamana Shares received, and to retain permanent records of this information relating to the Arrangement. U.S. Holders should consult their tax advisors regarding the information reporting and recordkeeping requirements applicable to them in connection with the Arrangement.


OWNERSHIP OF YAMANA SHARES

DISTRIBUTIONS ON YAMANA SHARES

     Subject to the PFIC rules discussed below, the gross amount of any cash distribution with respect to Yamana Shares (before reduction for Canadian withholding taxes) will be taxable to U.S. Holders of Yamana Shares as a dividend to the extent of Yamana's current and accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of any cash distribution exceeds Yamana's current and accumulated earnings and profits, as determined under U.S. federal income tax principles, such distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the Yamana Shares (thereby increasing the amount of gain or decreasing the amount of loss that a U.S. Holder would recognize on a subsequent disposition of Yamana Shares). Any balance in excess of the adjusted basis will be treated as capital gain.

     Subject to certain limitations, dividends paid to noncorporate U.S. Holders, including individuals, may be eligible for a reduced rate of U.S. federal income taxation if Yamana is deemed to be a "qualified foreign corporation" for U.S. federal income tax purposes. A qualified foreign corporation includes a non-U.S. corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program and that the U.S. Treasury Department has determined to be satisfactory for purposes of the qualified dividend provisions of the Code. The U.S. Treasury Department has determined that the income tax treaty between the United States and Canada is satisfactory for purposes of the qualified dividend provisions of the Code. A non-U.S. corporation will also be treated as a qualified foreign corporation with respect to a dividend paid if the stock with respect to which such dividend was paid is regularly traded on an established securities market in the U.S. A qualified foreign corporation does not include a non-U.S. corporation that is a PFIC for the taxable year in which a dividend is paid or for the preceding taxable year.

     Dividends paid on the Yamana Shares should be eligible for this reduced rate of U.S. federal income taxation as long as Yamana is not a PFIC and either Yamana is eligible for the benefits of the income tax treaty between the United States and Canada or the Yamana Shares are regularly traded on an established U.S. securities market.

     Distributions will be includable in a U.S. Holder's gross income on the date actually or constructively received by the U.S. Holder. These dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

     If Yamana pays dividends on the Yamana Shares in Canadian dollars, the U.S. dollar value of such dividends should be calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the dividend, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If Canadian dollars are converted into U.S. dollars on the date of actual or constructive receipt of such dividends, a U.S. Holder's tax basis in such Canadian dollars will be equal to their U.S. dollar value on that date and, as a result, the U.S. Holder generally should not be required to recognize any foreign currency exchange gain or loss. Any gain or loss recognized on a subsequent conversion or other disposition of the Canadian dollars generally will be treated as U.S. source ordinary income or loss.

     A U.S. Holder may be entitled to claim a U.S. foreign tax credit for or deduct Canadian taxes that are withheld on dividends received by the U.S.
Holder, subject to applicable limitations in the Code. For taxable years beginning on or before December 31, 2006, dividends paid on the Yamana Shares generally will constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" and will be treated as income from sources without the United States for U.S. foreign tax credit limitation purposes. For taxable years beginning after December 31, 2006, such dividends generally will constitute "passive category income" or "general category income" for U.S. foreign credit limitation purposes. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each holder. U.S. Holders are urged to consult their tax advisors regarding the availability of the U.S. foreign tax credit in their particular circumstances.


SALE, EXCHANGE OR OTHER DISPOSITION OF YAMANA SHARES

     Subject to the PFIC rules discussed below, upon the sale, exchange or other disposition of Yamana Shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition of Yamana Shares and the U.S. Holder's adjusted tax basis in the Yamana Shares. The capital gain or loss generally will be long-term capital gain or loss if, at the time of sale, exchange or other disposition, the U.S. Holder has held the Yamana Shares for more than one year. Net long-term capital gains of noncorporate U.S. Holders, including individuals, are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss that a U.S. Holder recognizes generally will be treated as gain or loss from sources within the United States for U.S. foreign tax credit limitation purposes.


PASSIVE FOREIGN INVESTMENT COMPANY RULES

     As discussed under "Exchange of Desert Sun Shares for Yamana Shares -- Passive Foreign Investment Company Rules", above, special rules apply in determining whether a non-U.S. corporation is a PFIC. Yamana anticipates that it should be considered to be engaged in the active conduct of a commodities business (as discussed above), and does not expect to be a PFIC for 2006. Because this conclusion is a factual determination that is made annually and is subject to change, there can be no assurances that Yamana will not be a PFIC for 2006 or any future taxable year. Under the Code, if Yamana were considered to be a PFIC in any taxable year that a U.S. Holder held Yamana Shares, Yamana generally would be considered a PFIC for all taxable years that such U.S. Holder held Yamana Shares after the first taxable year that Yamana was considered to be a PFIC.

     In general, if Yamana were a PFIC, a U.S. Holder would be taxed at ordinary income tax rates on any gain realized on the sale or exchange of the Yamana Shares and on any "excess distributions" received. Excess distributions are amounts received by a U.S. Holder with respect to Yamana Shares in any taxable year that exceed 125% of the average distributions received by the U.S. Holder in the shorter of either the three previous years or the U.S. Holder's holding period for the Yamana Shares before the current taxable year. Gain and excess distributions would be allocated ratably to each day that that U.S. Holder held Yamana Shares. Amounts allocated to the current taxable year and to years before Yamana became a PFIC would be treated as ordinary income. In addition, amounts allocated to each taxable year beginning with the year Yamana first became a PFIC would be taxed at the highest rate in effect for that year on ordinary income. The tax would be subject to an interest charge at the rate applicable to underpayments of income tax.

     Rather than being subject to this tax regime, a U.S. Holder could:

     o make a QEF election to be taxed currently on its pro rata portion of Yamana's income and gain, whether or not such income or gain were distributed in the form of dividends or otherwise; or

     o make a "mark-to-market" election and thereby agree, for the year of the election and each subsequent tax year, to recognize ordinary gain or, to the extent of any prior ordinary gain, ordinary loss based on the increase or decrease in market value for such taxable year. A U.S. Holder's basis in its shares would be adjusted to reflect any such income or loss amounts.

     A QEF election generally should be made for the first taxable year in which a corporation is a PFIC.

     If Yamana were a PFIC, a U.S. Holder would be required to file IRS Form 8621 for each year in which the U.S. Holder held Yamana Shares.

     U.S. Holders are strongly urged to consult their own tax advisors regarding possible classification of Yamana as a PFIC and the adverse U.S. federal income tax consequences that would result from such classification.


INFORMATION REPORTING AND BACKUP WITHHOLDING

     In general, unless a U.S. Holder belongs to a category of certain exempt recipients (such as corporations), information reporting requirements will apply to dividends as well as proceeds of sales of Yamana Shares that are effected through the U.S. office of a broker or the non-U.S. office of a broker that has certain connections with the United States. Backup withholding may apply to these payments if a U.S. Holder fails to provide a correct taxpayer identification number or certification of exempt status, fails to report in full dividend and interest income or, in certain circumstances, fails to comply with applicable certification requirements. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. Holder's U.S. federal income tax, provided the U.S. Holder furnishes the required information to the IRS in a timely manner.


              ELIGIBILITY FOR INVESTMENT IN CANADA OF YAMANA SHARES

     Provided Yamana Shares are listed on a prescribed stock exchange (which currently includes the TSX and the AMEX), Yamana Shares will be qualified investments under the Tax Act for trusts governed by RRSPs, RRIFs, DPSPs and RESPs.

           ANNUAL BUSINESS TO BE CONSIDERED BY DESERT SUN SHAREHOLDERS

ELECTION OF DIRECTORS

     The directors of Desert Sun are elected annually and hold office until the next annual meeting of shareholders of Desert Sun, or any adjournment thereof, or until their successors are elected or appointed unless a director's office is earlier vacated under the articles of Desert Sun or the CBCA or he or she becomes disqualified to act as a director.

     The Board of Directors currently consists of six directors (the "Nominees"). The following table provides the names of the Nominees and information concerning such Nominees. The persons in the enclosed form of proxy intend to vote for the election of the Nominees. Desert Sun management does not contemplate that any of the Nominees will be unable to serve as a director. If prior to the Meeting any of such Nominees is unable to or unwilling to serve, the persons named in the accompanying form of proxy will vote for another nominee or nominees in their discretion if additional nominations are made at the Meeting.

Name and Municipality of Residence         Position with Desert Sun            Principal           Number of Desert Sun Shares
----------------------------------         ------------------------            ----------          ---------------------------
                                                                               Occupation       Beneficially Owned or Over Which
                                                                               ----------       --------------------------------
                                                                                                     Control is Exercised(1)
GERALD P. MCCARVILL(3)(4)            Vice-Chairman and a Director since    Business                           507,866
(Toronto, Canada)                    July 2002                             Executive

STAN BHARTI                          Chairman and Director since           Professional                     1,149,999
(Toronto, Canada)                    February 2002                         Engineer

BRUCE HUMPHREY                       President, Chief Executive Officer    Mining Engineer                     83,332
(Brampton, Canada)                   and a Director since October 2004

PETER BOJTOS(2)(4)(5)                Director since June 2002              Professional                       146,666
(Lakewood, United States)                                                  Engineer

NANCY MCINERNEY-LACOMBE(2)(3)(5)     Director since July 2003              Business Executive                   1,666
(Toronto, Canada)

KENNETH TAYLOR(2)(3)(4)(5)           Director since September 2002         Business                            20,000
(New York, United States)                                                  Consultant

-----------
Notes:

(1) The information as to Desert Sun Shares owned or over which the Nominees exercise control or direction not being within the knowledge of Desert Sun has been furnished by the respective Nominee.

(2)  Member of the Audit Committee.

(3)  Member of the Compensation Committee.

(4)  Member of the Nominating Committee.

(5)  Member of the Corporate Governance Committee.


     IF ANY OF THE FOREGOING NOMINEES IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

APPOINTMENT OF AUDITORS

     Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the re-appointment of McGovern, Hurley, Cunningham, LLP, as auditors of the Corporation until the close of the next annual meeting of Desert Sun Shareholders or until its successor is appointed and to authorize the directors to fix their remuneration. McGovern, Hurley, Cunningham, LLP were first appointed auditors on February 24, 2003, when they took over from DeVisser Grey, Chartered Accountants.

     For the year ended December 31, 2005, Desert Sun paid McGovern, Hurley, Cunningham, LLP total fees of $165,800. These fees consisted of $154,900 for audit-related services, $10,900 for tax compliance and advisory services and no other fees. Audit-related fees include fees relating to the preparation of prospectuses and consultations regarding financial accounting and reporting standards.


          SPECIAL BUSINESS TO BE CONSIDERED BY DESERT SUN SHAREHOLDERS

     In order for the Arrangement to be effected, the Desert Sun Shareholders will be asked to consider and, if deemed advisable, to approve the Arrangement Resolution at the Meeting. The Arrangement Resolution (the text of which appears as Exhibit F to this Proxy Circular) must be approved by an affirmative vote of not less than two-thirds of the votes cast in respect thereof by Desert Sun Shareholders at the Meeting and a simple majority of the votes cast by disinterested Desert Sun Shareholders at the Meeting. As of the date hereof, Mr. Bharti owns or controls, directly or indirectly, 1,149,999 Desert Sun Shares (1.1%), which Desert Sun Shares will be excluded for the purpose of the majority of the vote of the disinterested Desert Sun Shareholders.

     In the absence of a specification made in the form of proxy to the contrary, the persons named in the form of proxy intend to vote IN FAVOUR OF the Arrangement Resolution.

                                    EXHIBIT A
                             DESERT SUN MINING CORP.
                       DOCUMENTS INCORPORATED BY REFERENCE

     Information has been incorporated by reference in this Proxy Circular from documents filed with the various securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary and General Counsel of Desert Sun at 65 Queen Street West, Suite 810, Toronto, Ontario M5H 2M5, phone number (416) 861-5879. These documents are also available through the Internet on SEDAR, which can be accessed online at www.sedar.com. For the purposes of the Province of Quebec, this Proxy Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary and General Counsel of Desert Sun at the above mentioned address and telephone number.

     The following documents, filed by Desert Sun with the securities commissions or similar regulatory authorities in each of the Provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this Proxy Circular:

     (a) the renewal annual information form (the "Desert Sun AIF") of Desert Sun dated March 30, 2005 for the financial year ended December 31, 2004, other than the documents specifically incorporated by reference in the Desert Sun AIF;

     (b) audited comparative consolidated financial statements of Desert Sun as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the twelve-month period ended December 31, 2005, the 16-month period ended December 31, 2004 and the twelve-month period ended August 31, 2003, together with the auditors' report thereon and the notes thereto and management's discussion and analysis in respect thereof;

     (c) material change report dated January 19, 2005 relating to the results of a reconnaissance diamond drill program to test target areas in the northern portion of the Bahia Gold Belt in Northeastern Brazil;

     (d) material change report dated March 4, 2005 relating to an increase in the estimate of mineral reserves at the Jacobina mine;

     (e) material change report dated March 4, 2005 relating to an offering of units of Desert Sun for gross proceeds of $25 million;

     (f) material change report dated November 28, 2005 relating to an offering of units of Desert Sun for gross proceeds of $40 million;

     (g) material change report dated February 15, 2006 relating to the increase in the estimates of mineral reserves of Desert Sun;

     (h)  material   change   report  dated  March  1,  2006   relating  to  the
          announcement of the proposed Combination and the execution of the Arrangement Agreement; and

     (i) the Arrangement Agreement between Yamana, Yamana Subco and Desert Sun in respect of the Arrangement dated February 22, 2006.

     Annual information forms, interim financial statements, annual financial statements, management's discussion and analysis, management information circulars and material change reports (excluding confidential material change reports) all as filed by Desert Sun with the various securities commissions or similar regulatory authorities in Canada after the date of this Proxy Circular and prior to the Meeting shall be deemed to be incorporated by reference in this Proxy Circular.

     Any statement contained in this Proxy Circular or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this Proxy Circular, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Circular. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.


                                NON-GAAP MEASURES

     "Cash cost" figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital and exploration costs. These costs are then divided by ounces produced to arrive at the cash operating costs per ounce of production. The measure, along with production, is considered to be a key indicator of a corporation's ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.

     Desert Sun uses the financial measure "adjusted net earnings/(loss)" to supplement its consolidated financial statements. The presentation of adjusted measures are not meant to be a substitute for net earnings/(loss) presented in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. Adjusted net earnings/(loss) is calculated as net earnings/(loss) excluding (a) non-cash stock-based compensation expense; (b) foreign exchange gain/(loss); (c) non cash write-down of accounts receivable and (d) future income tax expense (as applicable). The term "adjusted net earnings/(loss)" does not have a standardized meaning prescribed by GAAP and therefore Desert Sun's definitions are unlikely to be comparable to similar measures presented by other companies. Desert Sun's management believes that the presentation of adjusted net earnings/(loss) provides useful information to investors because it excludes non-cash charges and is a better indication of Desert Sun's profitability from operations. The items excluded from the computation of adjusted net earnings/(loss), which are otherwise included in the determination of net earnings/(loss) prepared in accordance with GAAP, are items that the Corporation does not consider to be meaningful in evaluating its past financial performance or its future prospects and may hinder any comparison of its period to period profitability.


                             DESERT SUN MINING CORP.

OVERVIEW

     Desert Sun was originally incorporated under the name Fredonia Oil & Gas Ltd. under the laws of British Columbia on May 21, 1980 by registration of its Memorandum and Articles with the British Columbia Registrar of Companies. On August 20, 1984, Desert Sun changed its name to Consolidated Fredonia Oil & Gas Ltd.

     On February 20, 1986, Desert Sun changed its name to Sun River Gold Corp. and adopted new Articles by filing a special resolution with the Registrar of Companies for British Columbia. On March 11, 1991, it changed its name to Yellow Point Mining Corp. On August 26, 1994, Desert Sun changed its name to Desert Sun Mining Corp. On March 20, 2003, Desert Sun was continued under the Canada Business Corporations Act.

     Desert Sun is a gold mining Corporation, engaged in gold production and the acquisition, exploration development and operation of mineral properties for the purpose of producing precious metals. Desert Sun's principal asset is its 100% interest in the Jacobina gold project located in the State of Bahia, in northeastern Brazil. Commercial production at the Jacobina gold project recommenced in July 2005. Desert Sun is further developing the Jacobina property. See "Item 4 -- Narrative Description of the Business -- Mineral Properties" in the AIF.

     Desert Sun's principal executive and registered offices are located at 65 Queen Street West, Suite 810, Toronto, Ontario, M5H 2M5. The Desert Sun Shares and Desert Sun Warrants are listed and posted for trading on the TSX under the symbols "DSM" and "DSM.WT", respectively. The Desert Sun Shares are also listed on the AMEX under the symbol "DEZ" and are quoted over the counter on the Berlin and Frankfurt Stock Exchanges under the symbol "DRT".


INTERCORPORATE RELATIONSHIPS

     The following chart sets forth the corporate structure of Desert Sun, the jurisdiction of incorporation and Desert Sun's current voting and equity interest in the Desert Sun Material Subsidiary.

                                    [GRAPHIC]

     As used in this exhibit to the Proxy Circular, except as otherwise required by the context, reference to "Desert Sun" means, collectively, Desert Sun Mining Corp. and its subsidiary, on a consolidated basis.


                               RECENT DEVELOPMENTS

SUMMARY OF 2005

     In the year ended December 31, 2005, Desert Sun achieved significant milestones relating to the Jacobina Mine and associated exploration program:

1. The Jacobina Mine has been reactivated and at full production is expected to produce 100,000 ounces of gold per annum. The first gold was poured at the reactivated Jacobina Mine in March 2005, commercial production was declared effective July 1, 2005 and the mine operated at 85% of capacity in the fourth quarter ended December 31, 2005.

2. The Jacobina Mine produced a total of 11,935 ounces from the first gold pour at the end of March 2005 to June 30, 2005. Of this total, 9,889 ounces were sold by June 30, 2005 at an average net sale price of US$427 per ounce and the proceeds of US$4.2 million, less the attributable costs of production, were credited against mine development costs. During the second quarter of 2005, the mill processed 210,400 tonnes with an average grade of 2.16g Au/t resulting in the production of 11,873 ounces of gold.

3. In the three months ended December 31, 2005 the mill processed 327,329 tonnes with an average grade of 2.23 g Au/t resulting in production of 22,550 ounces of gold (compared with 300,505 tonnes with an average grade of 2.03 g Au/t resulting in the production of 18,683 ounces of gold during the first quarter of commercial production ended September 30, 2005). The metallurgical recovery rate was 96.0%. Sales of gold in the third quarter totaled 20,399 ounces at an average net sale price of US$484 per ounce. Sales of silver generated a by-product credit of approximately US$6,000.

4. As of December 31, 2005 proven and probable mineral reserves in the Jacobina Mine (Joao Belo Zone) are 13,220,000 tonnes grading 2.15 g Au/t containing 913,100 ounces of gold. Total Proven and Probable mineral reserves in all zones are 21,580,000 tonnes grading 2.18 g Au/t containing 1,510,000 ounces. This is an increase of 310,000 ounces from the August 2005 reserve estimate.

     Desert  Sun is  using  this  new  reserve  estimate  in the  Jacobina  Mine development plan, which increases mine life by over three years. A pre-feasibility study is currently in progress for the Canavieiras Mine, which has the potential to further increase reserves. The new estimate at the Joao Belo Zone contains a contribution from the newly discovered FW (Footwall) Reef in the main ore zone.

     The mineral reserves, set out in the table of below, were estimated using a gold price of US$400 per ounce and a block cutoff grade of 1.41 g Au/t. Dilution and mining recovery rates appropriate for each zone were applied following established practices at the mine.


                                ESTIMATED MINERAL RESERVES AS OF DECEMBER 31, 2005, JACOBINA MINE AREA


                                                     Proven                 Probable              Proven & Probable
Mine/Area                                   Tonnes        g Au/t       Tonnes        g Au/t       Tonnes        g Au/t     Ounces
---------                                   ------        ------       ------        ------       ------        ------     ------
                                                                                                                          Contained

Joao Belo(2).......................        3,007,000       2.18      10,215,000       2.14      13,220,000       2.15        913,000
Morro do Vento(4)..................              Nil        Nil       4,672,000       1.95       4,672,000       1.95        292,000
Morro do Vento Ext. (Basal Reef)(3)           58,000       3.57       2,712,000       2.68       2,770,000       2.69        240,000
Serra de Corrego(3)................              Nil        Nil         918,000       2.17         918,000       2.17         64,000
Total(5)...........................                                                             21,580,000       2.18      1,510,000
-----------
Notes

(1) Mineral reserves have been classified in accordance with CIM standards under NI 43-101.

(2)  Desert Sun Mining mineral reserve estimate as at December 31, 2005.

(3)  Updated following  original Dynatec mineral reserve estimation of September
     2003 in the SNC Lavalin  feasibility  study (see  Desert Sun Press  Release
     September 12, 2003).

(4) Desert Sun Mining mineral reserve estimate as at August 11, 2005 (reviewed by Devpro Mining Inc.) (see Desert Sun Press Release August 11, 2005).

(5)  Totals have been rounded.

     [NTD: Need QPs identified]

5. An internal review and evaluation of Desert Sun's development projects was completed in January 2005, with Morro do Vento identified as the next project to be developed. A pre-feasibility study of Morro do Vento, which is located 1.5 km from the Jacobina processing plant, was completed in August 2005 and confirmed the economic viability of developing the Morro do Vento Mine. Micon International Limited of Toronto completed the review of mineral resources; AMEC Americas Limited of Vancouver completed a review of the mill expansion and Devpro Mining Inc. of Sudbury, in conjunction with Desert Sun staff, completed the mine plan and mineral reserve estimate. All licences and permits necessary to initiate work at Morro do Vento have been received from the Brazilian environmental review agency, Centro de Recursos Ambientais (CRA).

6. During 2005, Desert Sun continued to make solid progress with its US$5 million exploration program within the Bahia Gold Belt and completed 25,676 metres of NQ diamond drilling in 130 holes, testing three major target areas: the Canavieiras and Morro do Vento Extension targets in the Jacobina Mine area, and the northern Bahia Gold Belt target area, 50 km north of the town of Jacobina.

JACOBINA MINE

     The gold mineralization of the Jacobina Mine is hosted almost entirely within quartz pebble conglomerates of the Serra do Corrego Formation, the lowermost sequence of the Proterozoic-age Jacobina Group. This Formation is typically 500 metres thick, but locally achieves thicknesses of up to one kilometre. Overall, the property covers 155 km of strike length along the trend of the Jacobina Group. Within the property, the Serra do Corrego Formation is exposed for 75 km. Despite the extensive exposure of the mine sequence most of the exploration and all of the non-artisanal mining activities have been concentrated along a ten-kilometre long central zone.

     The host rocks to the Jacobina gold mineralization are highly sorted and rounded quartz pebble conglomerate reefs of the Serra de Corrego Formation. Gold occurs as fine grains 20 to 50 microns in size predominantly within well packed conglomeratic layers in which medium to larger-sized quartz pebbles are present. The gold occurs within the matrix and often in association with pyrite and fuchsite. However, these accessory minerals also occur in the absence of gold. Gold-rich reefs show a characteristic greenish aspect because of the presence of the chromium-rich muscovite, fuchsite. Intra-reef quartzites typically contain low gold grades (<0.70 g/t Au).

     The gold-bearing reefs range in size from 1.5 to 25 m wide and can be followed along strike for hundreds of metres, and in some cases for kilometres. Some contacts between reefs and the later crosscutting mafic and ultramafic intrusives are enriched in gold.

     Reactivation of the Jacobina Mine started in earnest in April 2004. By May 2004, the underground mine was de-watered, by June 2004 the antiquated rail haulage system was removed, the drifts enlarged to accommodate mechanized equipment and new ramp development started, and in July 2004 ore development commenced. A complete fleet of new equipment was purchased from Atlas Copco and Volvo, which included 15-tonne LHDs (Load Haul Dump), 33-tonne haulage trucks, electric hydraulic 2-boom jumbos, and electric hydraulic ITH (in-the-hole) production drills. New ventilation, compressed air, and electrical systems were installed. Mine offices, heavy equipment mechanical shops, warehouses, staff facilities and a haulage road were completed by October 2004.

     The plant has been completely refurbished and modernized, with four additional leach tanks installed to increase leach time and gold recovery from the historical 92% to 96.5%. A new regeneration kiln has been installed and the CIP (carbon-in-pulp) circuit has been upgraded with a 100% increase in the screen capacity. A new crushing plant has been constructed with a throughput capacity of 386 tonnes-per-hour. The production plant has been fully automated with Siemens technology and is now operating with 40% less manpower.

     The capital project, including development of the Jacobina Mine, refurbishment of the mill facilities and the purchase of all machinery, equipment and vehicles, cost approximately US$37 million. The original 2003 SNC Lavalin Feasibility Study projected costs of US$34 million. Lower development costs were offset by pre-operational revenue beginning later than expected as a result of delays in the delivery of the long-hole drills.

     Desert Sun poured the first gold bar at the Jacobina Mine in March 2005 and declared commercial production effective July 1, 2005. The mine produced at 75% of operating capacity during the third quarter and at 85% of operating capacity in the fourth quarter as part of the planned ramp-up to full production. By the end of December 2005, the plant was operating consistently at its design capacity of 4,200 tonnes per day.

     Ore mined in the third quarter ended September 30, 2005 was 340,913 tonnes and ore milled was 300,505 tonnes at an average grade of 2.03 g Au/t. In the fourth quarter ended December 31, 2005, 380,304 tonnes of ore was mined and 327,329 tonnes of ore was milled. Gold production in the fourth quarter was 22,550 ounces at an average total cash cost of US$278 per ounce, compared with 18,683 ounces at an average total cash cost of US$292 per ounce in the third quarter. The average recovery rate at the mill was 95.7%, with a high of 96.5% reached in the month of November 2005.

     Total production for 2005 was 53,168 ounces, including production of 11,935 ounces in the preproduction phase. Average head grade at full production is projected to be 2.27g Au/t for 2006 with an average recovery rate expected at the plant of 96.5%. The production forecast is based on milling 4,200 tonnes per day.

     In August 2005, Desert Sun issued the results of a positive pre-feasibility study prepared by Devpro Mining in association with Micon International and AMEC Americas on the Morro do Vento target area located 1.5 kilometers north of the processing plant. Desert Sun expects that the Morro do Vento mine will be the second production area at Jacobina and that it will add an additional 50,000 ounces per year bringing overall production to 150,000 ounces per year. The mining method and equipment will be similar to that currently used at the Jacobina Mine operations. AMEC Americas has been retained to carry out a basic engineering for the plant expansion.

     Desert Sun has started work at Morro do Vento, reaching the ore on the 720 Level at the end of December 2005. The first items of mining equipment have arrived on site and Desert Sun plans to develop the mine reaching full production capacity by the end of 2006. A strong mine development team has been assembled, which will oversee all work on the project.


EXPLORATION

     Desert Sun initiated exploration at the Jacobina project in the fall of 2002. This program was substantially expanded in September 2003 and has continued at the rate of 25,000 metres of drilling per year since that time. The original property holdings, which extended approximately 62 kilometres along strike, have been expanded considerably so that the current property covers a strike length of 155 kilometres. The term "Bahia Gold Belt" was coined by Desert Sun to describe the overall gold mineralized belt of Proterozoic sediments. In the last three years, exploration has outlined five development projects (Joao Belo extension, Serra do Corrego, Morro do Vento, Morro do Vento Extension and Canavieiras) as well as outlined a promising target at Pindobacu, located 50 kilometres north of the town of Jacobina.

     Measured and indicated mineral resources for all zones at Jacobina now total 27,900,000 tonnes grading 2.57g Au/t containing 2,311,000 ounces of gold. This is a significant increase of 261,000 ounces of gold compared to the December 2004 measured and indicated resource of 24,800,000 tonnes grading 2.53g Au/t containing 2,050,000 ounces of gold. Since the August 2003 resource estimate that formed the basis for the SNC-Lavalin feasibility study, exploration and development work by Desert Sun has increased measured and indicated mineral resources by 949,000 ounces of gold at an average discovery cost of approximately US$10 per ounce. At the Jacobina Mine, drilling and development has outlined sufficient new measured and indicated resources to replace 2005 production.

     Additionally, inferred mineral resources in all zones now total 33,600,000 tonnes grading 2.80g Au/t, containing 3,029,000 ounces of gold. This is a substantial addition of 1,129,000 ounces of gold compared to the December 2004 inferred mineral resource of 22,200,000 tonnes grading 2.61g Au/t, containing 1,900,000 ounces of gold. This increase reflects major additions at the Jacobina Mine (Joao Belo zone) where inferred mineral resources now total 14,430,000 tonnes grading 2.66g Au/t containing 1,235,000 ounces of gold compared to the December 2004 inferred resource of 5,300,000 grading 2.33g Au/t containing 390,000 ounces of gold.


                                                        MINERAL RESOURCES
                           UPDATED BY DESERT SUN AND REVIEWED AND CONFIRMED BY MICON AS OF DECEMBER 20, 2005


Category                       Mine                                                 Tonnes          Grade         Contained Gold
                                                                                                   (g/t Au)          (ounces)
----------------------------------------------------------------------------------------------------------------------------------
Measured....................   Joao Belo                                          3,100,000           2.35             234,000
                               Morro do Vento -- Basal/Main                         210,000           5.77              39,000
                               Morro do Vento Ext. -- Basal/ Main                    40,000           5.34               7,000
                               Canavieiras                                           60,000           6.73              13,000
                               Serra do Corrego                                      10,000           7.50               2,000
                               Subtotal                                           3,400,000           2.68             295,000
Indicated...................   Joao Belo                                         10,570,000           2.29             780,000
                               Morro do Vento -- Intermediate                     5,800,000           2.18             407,000
                               Morro do Vento -- Basal/Main                       1,010,000           4.83             157,000
                               Morro do Vento Ext -- Basal/Main                   3,530,000           2.87             325,000
                               Canavieiras                                        1,930,000           3.45             214,000
                               Serra do Corrego                                     910,000           2.39              70,000

                               Joao Belo Sul                                        770,000           2.55              63,000
                               Subtotal                                          24,500,000           2.56           2,016,000
Total Measured and Indicated   Joao Belo                                         13,670,000           2.31           1,015,000
                               Morro do Vento -- Intermediate                     5,800,000           2.18             407,000
                               Morro do Vento -- Basal/Main                       1,220,000           4.99             195,000
                               Morro do Vento Ext -- Basal/Main                   3,560,000           2.89             332,000
                               Canavieiras                                        1,990,000           3.54             227,000
                               Serra do Corrego                                     920,000           2.44              72,000
                               Joao Belo Sul                                        770,000           2.55              63,000
                               Total                                             27,900,000           2.57           2,311,000
Inferred(2).................   Joao Belo                                         14,430,000           2.66           1,235,000
                               Morro do Vento -- Intermediate                     2,460,000           2.42             191,000
                               Morro do Vento -- Basal/Main                       1,920,000           3.78             233,000
                               Canavieiras                                        6,900,000           3.29             730,000
                               Serra do Corrego                                   1,350,000           3.51             152,000
                               Joao Belo Sul                                      3,890,000           1.67             209,000
                               Other Areas                                        2,680,000           3.23             279,000
                               Total                                             33,600,000           2.80           3,029,000

-----------
Notes

(1)  Totals have been rounded

(2)  There  are no  inferred  resources  at the  Morro  do  Vento  Extension  --
     Basal/Main as the target has been completely drilled off


     B. Terrence Hennessey, P.Geo., of Micon International reviewed the updated resource estimate and confirmed that they were estimated in accordance with the requirements of National Instrument 43-101. Mineral resources include the above mineral reserves.


2005 EXPLORATION PROGRAM

     In 2005, the exploration program continued at a high level of activity with a total of 25,676 metres of NQ diamond drilling completed in 130 holes. The prime target areas drilled were Canavieiras and Morro do Vento Extension in the Jacobina Mine area and at Pindobacu in the northern Bahia Gold Belt. Geological mapping, sampling, soil and rock geochemical sampling and geophysical (induced polarization) surveys were continued over much of the property, especially in the northern Bahia Gold Belt in the Pindobacu-Fumaca area.


JACOBINA MINE AREA

     A total of 17,130 metres in 82 holes were drilled in targets in the Jacobina Mine area, excluding the Jacobina Mine (Joao Belo Zone) with the bulk of meterage drilled at Canavieiras and Morro do Vento Extension.

TARGET AREA                                                 Total Metres Drilled

Jacobina Mine Area
Canavieiras (CAN)........................................        8,309.40
Morro do Vento Extension (MCZ/MVT).......................        8,511.10
Serra do Corrego (SCO)...................................          309.55
                                                                   ------

Total....................................................       17,130.05
                                                                =========

     Drilling was very successful at upgrading and expanding mineral resources at both Canavieiras and Morro do Vento Extension. In addition to the above diamond drilling, at the Jacobina Mine (Joao Belo zone) two holes totalling 1,613 metres were completed by the mine in a deep drilling program to test the downdip and along strike extension of the main (LMPC reef) ore zone. Definition drilling and development work continued to expand the geological knowledge of the deposit and outlined a new conglomerate reef in the footwall of the ore zone.


BAHIA GOLD BELT (EXCLUDING JACOBINA MINE AREA)

     Desert Sun holds property in the Bahia Gold Belt totaling 141,580 hectares and essentially controls the entire Bahia Gold Belt. Desert Sun carried out a program of regional and detailed geological mapping, prospecting, rock and soil geochemical sampling that allowed the classification of the primary types of gold occurrences and defined four major target areas across the belt outside of the Jacobina mine area.

     These target areas are, from north to south:

     o Gold-bearing quartz veins, stockworks and extensive silicified zones in a thick package of fuchsite-bearing, locally oxidized (after pyrite) quartzites and metaconglomerates in the Pindobacu-Fumaca area which may be the northern and separate extension of the Serra do Corrego Formation. Ultramafic dikes and sills emplaced in these sediments also host gold-bearing pyritic quartz veins. This target zone extends along strike for at least 18 kilometres north from Pindobacu. Gold-bearing shear zones related to the Pindobacu West Fault, which marks the contact between the Jacobina Group and the Mundo Novo Greenstone Belt, have also been identified within greenstone rocks in the Pindobacu-Fumaca area. These zones are characterized by strong silification and quartz veining typically with pyrite.

     o Targets along the Serra do Guardanapo hill, which extends for 23 kilometres along strike starting about 25 kilometres north-northeast of Jacobina. Gold mineralization in this target occurs in steeply dipping quartz veins and associated hydrothermal alteration (silicification, sericitization, chloritization and pyritization) in fine-grained quartzites and meta-pelites (andalusite schists) of the Serra da Paciencia Formation;

     o The Maravilha Fault zone, the south end of which is located 4 kilometres east of Jacobina at the Rio Coxo garimpo and that extends for 60 kilometres along strike northwards from there. A large number of gold occurrences are associated with this structure in shallow west dipping shear zones in Rio do Ouro Formation quartzites; and

     o Gold-bearing quartz pebble conglomerate of the northern extension of the Serra do Corrego Formation that extends for 45 kilometres along strike, north from the town of Jacobina. This formation hosts the mineral resources and mineral reserves in the Jacobina mine area to the south.

In addition to the work cited above, Fugro-LASA-Geomag was contracted by Desert Sun in both 2004 and 2005 to complete induced polarization (IP) surveys over a number of targets identified in these major areas. Results of this survey, along with soil and rock chip sampling results and detailed geological mapping were used to outline drill targets. An initial drilling program totaling 2,000 metres was completed in late 2004 to test principally the Pindobacu-Fumaca area and this program was expanded to 8,546 metres in 2005. The total number of assay samples in the database is 12,823.


PINDOBACU

     At Pindobacu there are a number of active garimpos (free miner workings) that extend along a strike length of 1.2 kilometres. Gold occurs as fine to locally coarse-grained native gold or associated with pyrite (or its weathered product, goethite) with tourmaline and fuchsite in quartz vein stockworks along low-angle thrust faults, high-angle reverse faults and fractures.

     Geological mapping, IP surveys and rock/soil geochemical surveys by DSM indicate that the hydrothermal alteration zone is much more extensive than indicated by the previous work. The zone has been traced for at least 3.2 kilometres along strike at Pindobacu and it likely extends a further 15 kilometres along strike to the north through Fumaca. The alteration zone is up to 100 metres wide with the most intense portion characterized by intense silicification and quartz-tourmaline veining.

     A total of 36 holes totaling 5,942 metres were completed in 2005 to test the Pindobacu target area. These holes tested the zone over strike length of 1,200 metres. The latter series of holes focused on testing the core area that extends at least 700 metres along strike at a deeper level (100 to 150 metres) than the original series (50 to 80 metres). In addition to geological information from detailed mapping and drilling, locations of holes were optimized using results from the recently completed induced polarization geophysical survey that has been analyzed by John Buckle, P.Geo., consulting geophysicist.

     Highlights from drilling at Pindobacu are:

     o 5.46 g Au/t over a true width of 21.9 metres, including higher grade portions grading 12.27 g Au/t over a true width of 4.7 metres and
          10.22 g Au/t over 5.5 metres true width.

     o    1.46 g Au/t over a true width of 24.4 metres.

     o    7.20 g Au/t over a true width of 2.0 metres.

     o    4.40 g Au/t over a true width of 3.4 metres.

     o    2.61 g Au/t over a true width of 1.8 metres.

     o 23.63 (13.51 with highs cut to 30 g/t) over a true width of 2.5 metres.

     o    3.11g Au/t over a true width of 8.0 metres.

     o    3.02 g Au/t over a true width of 5.1 metres.

In addition, assay results for chip sampling in a shaft in the Pindobacu "garimpo" returned 3.27 g Au/t over 14.1 metres in a vertical section including
6.85 g Au/t over 5.0 metres.

     The deeper series of holes has confirmed that the strong alteration zone extends downdip to at least 150 metres. The most intense portion of the alteration is widening with depth from about 10 metres in the shallower holes to 20 metres in the deeper holes. Overall there is also more consistency in gold grades in the deeper holes, although the centre of the hydrothermal system as yet to be intersected.

     Based on drilling and detailed mapping at the Pindobacu, Entry Point and Fumaca targets, which cover 18 kilometres of strike length, a new model has been developed for the structural evolution and deposition of gold mineralization. Deformation is much stronger than previously recognized prior to drilling; gold mineralization occurs within fractured, faulted and brecciated quartzites in the hinge area of a major east dipping overturned anticline fold structure where the quartzites are capped by less permeable metavolcanic and metasedimentary rocks of the Archean Mundo Novo Formation. This folding occurred during a major tectonic event where rocks of the Mundo Novo Greenstone Belt were thrust westerly over quartzites and local conglomerates of the Jacobina Group which are equivalent in age to the quartzites and conglomerates of the Serra do Corrego Formation in the Jacobina mine area.

     The mineralogy and geochemistry of this system is remarkably similar to the gold mineralization in the quartz pebble conglomerates in the Jacobina mine area to the south. The regional Pindobacu Fault system which forms the eastern boundary of the Jacobina Basin is most likely a major focus of hydrothermal alteration and mineralization. It is possible that there could be a series of hydrothermal centres with significant gold mineralization along this extensive structure.


FUMACA

     At Fumaca, located 10 kilometres north of Pindobacu, gold mineralization occurs in strongly silicified quartzites and minor metaconglomerates of the Jacobina Group in the western part of the area that are in fault contact with reddish clastic, chemical and pelitic metasediments and local pillowed basalt of the Archean Mundo Novo Group to the east.

     Soil geochemical sampling by the Company has identified several anomalies in the area with a collective strike length parallel to the main structural trend of 1.3 kilometres. The induced polarization geophysical survey by Fugro-LASA-Geomag has outlined a linear zone of coincident chargeability and resistivity anomalies that extends over a strike length of 2 kilometres, a width of approximately 300 metres and to an indicated depth extent of at least 200 metres. The strongest response is in a zone approximately 50 metres wide that is coincident with the Fumaca garimpo. Sampling from the garimpo by Desert Sun returned 7.36 g Au/t over 4.5 metres including a very high grade bluish.

     Nine holes, totaling 1,575 metres have been completed to test several targets outlined by geological mapping/sampling, soil geochemical surveys and induced polarization surveys. Highlights included:

     o 0.72 g Au/t over a true width of 10.1 metres including a higher grade portion grading 1.95 g Au/t over 2.2 metres.

     o    0.86 g Au/t over a true width of 1.0 metre.

     o 1.37 g Au/t over 3.6 metres including a 1 metre interval grading 3.37 g Au/t.

     o    5.38 g Au/t over 1.4 metres true width.

     o    1.53 g Au/t over a true width of 1.4 metres.


ENTRY POINT

     Dr. Paul Karpeta, an expert on Precambrian quartz pebble conglomerate-hosted gold deposits with extensive experience working on deposits in Witwatersrand, South Africa and Tarkwa, Ghana, was retained by Desert Sun in 2005 to carry out a study of the Jacobina basin in an attempt to identify additional entry points outside of the Jacobina Mine area. Entry points are the areas in a basin where major streams carry and deposit sediments into the basin and are typically marked by the thickest conglomerates with the largest pebbles. This work, which was done in close collaboration with Company personnel, identified a significant area of Jacobina Group sediments with quartz pebble conglomerate layers that are exposed in a large tectonic window across an area 5,000 metres long by 900 metres wide about 5 kilometres northwest of Pindobacu. Gold garimpos (free miner workings) occur around this "window" near the contact with volcanic rocks of the Mundo Novo Formation, which have been thrust over the conglomerates and then subsequently eroded. In contrast to the mine area, the sedimentary rocks here are relatively flat lying hence only a small portion of the overall stratigraphic sequence is actually exposed.

     Dr. Karpeta concluded that the Jacobina Basin has been subdivided by cross structures into major compartments, which controlled sedimentation in those compartments. One such cross structure is marked by a prominent lineament about 6 kilometres south of the town of Pindobacu, north of which is the Pindobacu
Compartment and to the south is the Jacobina Compartment. Each of these compartments will have a different stratigraphy and hence different auriferous conglomerates. Typically, within each compartment there is usually one entry point marked by the thickest conglomerates with the biggest pebbles and typically are the richest conglomerates. Dr. Karpeta concluded that these entry points occur around the Jacobina Mine Area in the Jacobina Compartment and potentially around Mina Velha, 5 kilometres northwest of Pindobacu, in the Pindobacu Compartment.

     Induced polarization (IP) surveys completed by Fugro-LASA-Geomag in this newly recognized area outlined targets that appear to be strongly silicified rocks with disseminated sulphides. A limited diamond drilling program was completed in 2005 to complete a section of holes across this area and to test several of the IP survey anomalies.

     The Entry Point Target is located 5.5 kilometres north form the town of Pindobacu, midway between the Pindobacu (5 kilometres to the south) and Fumaca (6 kilometres to the north) targets. Six reconnaissance drill holes totaling 1,608 metres were completed in 2005 to test the stratigraphy of the area and to test for the potential to host gold mineralization. Two holes drilled to lengths of 440 metres and 488 metres, respectively, intersected a package of interbedded pebbly quartzite and quartzite with several beds of conglomerates with small to medium-sized pebbles of quartz.

     Widespread hydrothermal alteration including fuchsite and silicification was present in both holes with local disseminated pyrite. Anomalous gold values typically ranging from 100 to 300 ppb were returned with a best result of 0.57 g Au/t over 0.59 metres.

     Collared 900 metres to the south, another hole tested an area where surface channel sampling had returned 1.0 g Au/t over a strike length of 14.0 metres in quartz pebble conglomerate. This hole intersected a medium pebble conglomerate which returned 1.55g Au/t over 5.4 metres.

     The drill holes in the Entry Point area have confirmed the presence of quartz pebble conglomerates with hydrothermal alteration, which are the first significant quartz pebble conglomerate-hosted gold found outside the Jacobina mine area. The thin layers of conglomerate intersected in the holes indicate that the holes were likely drilled on the edge of the entry point system. Further work will focus on locating the centre of the entry point where the channels with the coarsest conglomerates that are the prime target for gold mineralization will likely be. Results of the IP surveys will also assist in locating this target.


MORRO DO VENTO

     The Morro do Vento target area is located about 1.5 kilometres from the processing plant and approximately 9 kilometres from the town of Jacobina. The Intermediate reef package here is consistently about 60 to 70 metres wide and extends along the full 2 kilometre strike length with extensive garimpos (free miners workings). This target was identified as a result of drilling in the adjacent Morro do Vento Extension (Cuscuz) area in 2002 and compilation of historical drilling data. The results of an induced polarization survey completed in 2003 at Morro do Vento indicated that the mineralized horizon likely extended over 400 metres down dip into the valley.

     The former Itapicuru mine had workings in the Morro do Vento and Morro do Vento Extension (Cuscuz) areas, although most of the previous production came from the Basal and Main Reefs. Past production from the Intermediate Reefs at Morro do Vento was 413,974 tonnes grading 3.87 g Au/t from one conglomerate layer 1.9 metres thick at the north end of the area.

     The Intermediate Reefs are stratigraphically 350 metres and 300 metres, respectively, above the Basal and Main Reefs. The package is exposed on the east flank of the Morro do Vento hill. The slope of the hill is a dip slope averaging about 55o E dip. The reefs extend from the top of the hill, at elevation 1,000 metres, to the valley, at elevation 630 metres, where they are truncated by a steeply dipping mafic intrusive. There are numerous garimpos along the entire strike.

     At Morro do Vento, the Intermediate Reef package consists of quartz pebble conglomerate layers interbedded with quartzite that averages about 40 to 70 metres in width and extends along strike for 2 kilometres. Conglomerates comprise approximately 25% to 40% of the package and have a distribution typical of a braided stream environment in contrast to the likely alluvial fan environment that the conglomerates in the main ore zone at the Jacobina mine were deposited in. In 2003 and 2004, Desert Sun drilled a total of 14,000 metres in 80 drill holes and outlined a new indicated resource of 5,016,000 tonnes grading 2.08 g Au/t containing 335,000 ounces of gold above the 800 level. The majority of mineral resources are hosted within the LU and MU reefs.

     An internal mining study by Desert Sun in the first half of 2005 identified Morro do Vento as the next likely mine in the Jacobina Mine area and concluded that development was best done from underground. A positive pre-feasibility study was subsequently completed on Morro do Vento in August 2005 by Devpro Mining and slashing / development of the 720 level adit access began in late 2005. A power line directly to the Morro do Vento site is currently under construction and the mining equipment has been ordered. A strong mine development team has been assembled that will oversee all work on the project.

     Highlights of the pre-feasibility study:

     o Mineral reserves estimated to be 3,586,000 tonnes at 2.09 g Au/t containing 241,000 ounces of gold

     o Morro do Vento Mine to produce 50,000 ounces per year at a cash cost of US$240 per ounce, beginning in 2006

     o Capital cost (net of pre-production cash flow) is estimated at US$17.2 million

     o    Recovered gold including pre-production is estimated at 229,000 ounces

     o 20% Internal Rate of Return with a Net Present Value of US$8.4 million at a 5% discount rate

     o 5.5 year mine life with excellent potential to outline additional mineral reserves

The total indicated mineral resources at Morro do Vento are estimated to be 5,790,000 tonnes grading 2.18 g Au/t, containing 406,000 ounces of gold using a conventional polygonal method. Inferred mineral resources are estimated to be 2,470,000 tonnes grading 2.42 g Au/t, containing 192,000 ounces of gold. The pre-feasibility study considered the indicated mineral resources above the 800 level only, which total 5,016,000 tonnes grading 2.08 g Au/t, containing 335,000 ounces of gold. Probable mineral reserves at US$350 per ounce gold price are estimated to be 3,586,000 tonnes at 2.09 g Au/t containing 241,000 ounces of gold. There is excellent potential to both upgrade and expand mineral resources below the 800 level.

     Mining will be by conventional long hole open stoping using top hammer long hole drills, 6.2 m(3) LHDs, and 33-tonne low profile haulage trucks. Geotechnical aspects of the mine design have been reviewed by MLF Geotecnica Mechanica de Rochas Ltda ("MLF") of Nova Lima, Brazil, who indicated that ground conditions are expected to be good and there should be no problems with ground stability with the current mine design. AMEC Americas Inc. of Vancouver, B.C. ("AMEC") considers that the Morro do Vento mineralization will behave in a metallurgically similar way to the Joao Belo ore currently being processed and that treatment of any ratio of these ores will not significantly impact metallurgical plant performance.

     Access will be via the 720 Level adit, at the north end of the Morro do Vento area, which is approximately 200 metres from the crusher and accessed via the existing Jacobina Mine (Joao Belo Zone) haul road. Existing mine infrastructure, including mechanical shops, warehousing and staff facilities will be utilized to accommodate the Morro do Vento operation.

     The results of the study have identified a number of modifications to the milling facilities to increase the throughput from 4,200 tonnes per day to 6,500 tonnes per day:

     o Installation of a new secondary crushing circuit to produce a finer crushed product prior to grinding.

     o Replacement of the grinding cyclones and corresponding feed pumps with higher capacity units in order to handle the increased throughput.

     o    Installation  of a new thickener  that would function in parallel with
          the  existing  circuit.   The  current   sand/slime  system  would  be
          abandoned.

     o In the leaching area, an increase in the number of mechanically agitated leach tanks to provide the optimal leach residence time is required. A new leach feed vibrating screen, leach feed sampler and leach transfer pumps are also required to handle the increased capacity.

     o Installation of a new CIP tails vibrating screen and sampler to handle the increased tailings capacity.

     o Replacement of the tailings disposal pipeline with a new larger diameter pipeline to handle the increased capacity.

     o Installation of new process water distribution pumps to handle the increased water requirements.

     o Primary crushing, carbon in pulp, carbon stripping and reactivation, reagent handling and refining circuits were deemed to have sufficient capacity to accommodate the increased capacity.

All environmental licenses required for the Morro do Vento operation have been received. The existing freshwater supply and discharge water systems will be utilized, as well as the storm water drainage system. Closure costs associated with the Morro do Vento mine are considered to be included with the Jacobina Mine complex closure plan.

     Total capital cost is estimated to be US$31.2 million for the project. Gold produced from capital development in ore, amounts to US$14 million making the total new capital requirements for the project of US$17.2 million. The underground mine sustaining capital has been estimated to be US$5.8 million, to primarily be incurred in the years 2007 and 2008 for equipment rebuilds and ongoing mine development.

     Devpro Mining Inc. (Devpro) was contracted by Desert Sun to co-ordinate the preparation of this pre-feasibility level report. Mr. Terrence Hennessey, P.Geo. of Micon International Limited (Micon) reviewed the geological aspects of the study and the mineral resource estimates. Mr. Rick Adams, of Devpro reviewed the mining methods and layouts, preparation of the mineral reserve estimates, and mine capital and operating cost estimates. Mr. Joe Milbourne, QP of AMEC prepared a study of the milling and metallurgical aspects of the Morro do Vento deposit mineralization, and MLF reviewed the geo-mechanical aspects of the project with respect to ground stability. The individuals cited above are all independent qualified persons as defined under National Instrument 43-101.


MORRO DO VENTO EXTENSION

     The Morro do Vento Extension target is located immediately north of the processing plant in the Jacobina Mine area. The former Itapicuru mine had workings in both the Morro do Vento and Morro do Vento Extension (Cuscuz) areas, although most of the previous production came from the Basal and Main Reefs. These reefs are stratigraphically 350 metres and 300 metres, respectively. Previous mining and exploration focused on the high-grade zones in these reefs, which were mined in stopes that were typically 2 to 2.5 metres wide, although the full width of the mineralized conglomerates is typically 10 to 15 metres wide. Past production from the Basal and Main Reefs in both the Morro do Vento and Morro do Vento Extension areas, as reported by Anglo American, totalled 2,036,634 tonnes at a recovered grade of 4.14 g Au/tonne producing 271,046 ounces of gold.

     At the Morro do Vento Extension area 24 drill holes totaling 8,511 metres were completed in 2005. This drilling focused on testing the downdip continuation of the Basal and Main reefs in the Morro do Vento Extension area, as well as the exploring the southern continuation of the Basal and Main reefs into the Morro do Vento area that have a potential strike length of at least 600 metres. The Main Reef, which is stratigraphically about 50 metres above the Basal Reef, is a major target that was intersected in the new drill holes and is the northern extension of the same reef in the Morro do Vento area that was previously mined.

     A limited underground drilling program was also carried out in the Morro do Vento Extension area from the 630-metre level to test the potential for the Main Reef at shallower levels. Surface drilling is continuing to complete drilling needed to outline additional indicated mineral resources and to continue to test the 600 metre long target area between the Morro do Vento Extension and the north end of Morro do Vento.

     Highlights of drilling include:

     o 3.25 g Au/t over a true width of 17.8 metres and 3.71 g Au/t over 5.3 metres true width, respectively, in the Main Reef.

     o    3.25g Au/t over 17.8 metres true width in Main Reef.

     o    3.71g Au/t over 5.3 metres true width in Main Reef.

     o    3.25 g Au/t over a true width of 17.8 metres in the Basal Reef.

     o    3.21g Au/t over 7.4 metres true width in Main Reef and 2.88g Au/t over
          8.8 metres true width in Basal Reef.

     o 3.84g Au/t over a true width of 7.1 metres in 14.4 metres (true width) grading 2.54g Au/t in Basal Reef.

     o    5.94g Au/t over 3.8 metres true width in Main Reef.

     o    3.51g Au/t over 4.9 metres true width in Main Reef.

     o 3.66g Au/t over a true width of 4.8 metres in 14.5 metres true width grading 1.99g Au/t in Basal Reef. (underground hole)

     o    2.26 g Au/t over 7.6 metres true width in Basal Reef.

     o 5.81g Au/t over 2.3 metres true width in the Main Reef and 4.47g Au/t over 1.8 metres true width in the Basal Reef.

     o    3.23 g Au/t over 3.5 metres true width in Basal Reef.


CANAVIEIRAS

     The former Canavieiras mine is located 3 kilometres north of the processing plant, in a block bounded by faults that is approximately 1.2 kilometres long and 400 metres wide. In contrast to the main conglomerate trend, Canavieiras is characterized by moderate folding. The high grades at Canavieiras, compared to the other zones in the Jacobina mine area, appears to results from a later stage of hydrothermal activity characterized by hematite-gold that is related to sinistral shearing. Past production, primarily from the Piritoso and Liberino reefs, in the Canavieiras Mine is reported by Anglo American to total 458,247 tonnes at a grade of 8.65 g Au/t. A hole drilled in 1997 by William Resources intersected 7.0 g Au/t over a true width of 24.0 metres in the MU reef below the old workings, but no further follow up drilling was done at that time. Work by Desert Sun has focused on evaluating the full stratigraphic package hosting the favourable conglomerate beds, which is estimated to be over 300 metres thick.

     During 2005, the workings including drifts, raises, stope limits, old drill holes and major faults in the old mine were re-surveyed to eliminate survey errors that were found during data compilation and modeling. A new cross-cut, 92 metres long was also driven from an old stope in the southeastern part of the old workings to provide access to more effectively drill potential extensions to the east and south. A total of 56 holes totalling 8,287 metres were completed in 2005. The bulk of the program focussed on upgrading existing inferred mineral resources to the indicated category and exploring the potential extensions of the mineralized stratigraphy to the south and east. Several step out holes were completed up to 300 metres to the south of the old mine to explore the potential of the stratigraphy there that indicated a major extension to the known mineralized zone.

     Major targets at Canavieiras include:

     o    MU and LU reefs about 50 metres below the Canavieiras mine workings.

     o Potential high grade extension in the Piritoso-Liberino reefs adjacent to the old stope in the southern end of the mine.

     o    Hollandez-Maneira reefs above the old mine workings.

     o Southern continuation of favourable mineralized stratigraphy based on geological compilation work and induced polarization surveys.


TARGET REEFS BELOW OLD WORKINGS (MU AND LU REEFS)

     The MU (Middle Unit) and LU (Lower Unit) reefs are about 50 to 100 metres below the old workings. The strike length of the MU and LU reefs is now at least 600 metres with the zones open along strike to the south. Thickness of the MU reef ranges from 8.8 metres to 27.5 metres with an average of 21.9 metres and that of the LU reef, from 0.9 metres to 22.3 metres with an average of 5.2 metres. Stratigraphically the two reefs are very close in the southern holes, but become progressively more separated to the north by an interbedded quartzite unit. In the northernmost hole to intersect MU/LU, the quartzite unit separating these reefs is about 12 metres thick.

     Drilling in 2005 intersected a number of very high grade intervals within the target reefs including:

     o 8.40 g Au/t (7.84 g Au/t with highs cut to 30 g Au/t) over 15.2 metres in the MU reef and the LU (Lower Unit) zone grading 9.29 g Au/t (7.75 g Au/t with highs cut to 30 g Au/t) over 6.4 metres.

     o 23.88 g Au/t (14.66 g Au/t cut) over 12.9 metres in the top of the MU reef and 11.02g Au/t (7.93 g Au/t cut) over 13.6 metres in the base of the MU reef and the LU reef.

     o 4.47g Au/t over a true width of 10.1 metres within a 32.9 metre (true width) section grading 2.05g Au/t.

     o    4.83g Au/t over 6.1 metres true width.

     o    3.52g Au/t over a true width of 7.4 metres.

     o 3.97 g Au/t (3.31 cut) over 15.4 metres true width in 31.5 metres grading 2.28 g Au/t (1.96 cut).

     o    2.49 g Au/t over a true width of 20.9 metres.

     o    4.26 g Au/t over a true width of 5.8 metres.

     o    5.23 g Au/t over a true width of 4.4 metres.

     o    3.28 g Au/t over a true width of 6.4 metres.

There is a very clear southwesterly plunge to the mineralized trend. The high grade areas have significant visible gold and there is in general a strong association with hydrothermal hematite alteration.


TARGET REEFS EXTENDING ZONES PREVIOUSLY MINED (PIRITOSO AND LIBERINO REEFS)

     The Piritoso and Liberino reefs were previously mined at Canavieiras over a strike length of about 600 meters and these were the richest reefs in the camp. Piritoso is a very pyritic medium sized quartz pebble conglomerate reef that is from 0.1 metres to 5.6 metres thick averaging about 2.6 metres thick. Average grade in the reef mined was 9.5 g Au/t. The Liberino reef is about 10 metres stratigraphically above the Piritoso reef with a thickness ranging from 0.1 metres to 3.2 metres with an average thickness of 1.2 metres. Pebble size in Liberino ranges from medium to large with less packing as compared to Piritoso. Average grade in the reef mined was 6.1 g Au/t.

     Highlights of drilling in 2005 in this target zone include:

     o 16.52g Au/t over 3.2 metres true width within 10.3 metres true width grading 3.90g Au/t.

     o 11.94g Au/t over 2.4 metres true width within 9.9 metres true width grading 4.07g Au/t.

     o    4.82g Au/t over a true width of 4.0 metres.

     o    6.61g Au/t over a true width of 2.2 metres.

     o 21.62g Au/t (19.49 highs cut to 30g/t) over 2.6 metres true width within 9.9 metres (true width section) grading 7.04g Au/t (6.49 g Au/t with highs cut to 30 g/t).

     o 15.28g Au/t over 4.0 metres true width in 17.8 metres true width grading 4.67g Au/t.

     o    18.12g Au/t over a true width of 2.3 metres.

     o    17.57g Au/t (11.77 cut) over a true width of 1.4 metres.

     o    4.06g Au/t over a true width of 8.4 metres.


HOLLANDEZ-MANEIRA REEFS

     The Hollandez Reef is typically 15 to 20 metres thick, although in places is up to 40 metres thick, with significant gold mineralization occurring in the lower part of the reef. The reef extends along a north-south strike for at least 1 kilometre of which 500 metres of this strike length would be readily accessible from existing mine workings in the Canavieiras Mine. The most significant intersection in this reef in the old mine area was drilled in 2004, that intersected 8.47 g Au/t over a core length of 13.02 metres (8.07g Au/t with highs cut to 30 g/t; true width 5 metres to 10 metres) in a strongly silicified zone near the base of the Hollandez reef adjacent a steeply dipping fault zone filled with a mafic dyke. Mineralization occurs as disseminated pyrite and very fine native gold in a "silica gel" that is most likely the product of hydrothermal alteration. A hole drilled in 2005 intersected 4.06g Au/t over 8.4 metres in the Piritoso and Liberino reefs. The mineralization in this hole also displays a classic hydrothermal silica texture with disseminated pyrite and very fine native gold. These results strongly suggest that there is a hydrothermal feeder system responsible for the high grade gold mineralization. This structure is likely steeply dipping with a southeasterly strike. Wherever this structure cuts the conglomerate stratigraphy, high grade gold mineralization is very likely to occur.

     The Maneira Reef, which is 30 metres stratigraphically above the Hollandez reef, comprises the upper sequence of conglomerates in the Serra do Corrego Formation. It is typically 70 metres thick dipping 55 degrees to the east, and comprises a very large quartz pebble conglomerate at the base which grades to a medium-sized quartz pebble conglomerate at the top. The conglomerates typically have a fuchsite-rich matrix, sometimes oxidized. Gold mineralization is presented at both the base and top. This reef was only tested in a few holes in the 2005 program, because it is the highest reef in the stratigraphy and is usually exposed above most surface drill sites and well above underground drill sites.


STEP OUT HOLES SOUTH OF OLD MINE AREA (HOLLANDEZ, PIRITOSO, LIBERINO, MU AND LU REEFS)

     Historical diamond drilling indicated that gold mineralized conglomerates were present on strike to the south of the old mine area, however these holes did not test the full stratigraphic package and were drilled at less than favourable azimuths based on the new geological data generated by the drill program in the old mine area. Two step holes were completed in 2005 and both of these holes intersected high grade gold mineralization in the major reef targets (Hollandez, Piritoso-Liberino and MU and LU).

     Highlights from the two step-out holes are as follows.

     o 11.71g Au/t (10.09 g Au/t with highs cut to 30g Au/t) over a true width of 5.3 metres (MU reef);

     o    6.15g Au/t over 3.4 metre true width Lower Unit (LU) reef; and

     o 2.53g Au/t over a true width of 8.4 metres in a wider zone grading 2.01g Au/t over a 14.4 metres true width (Hollandez reef).

     o    3.94 g Au/t over a true width of 9.6 metres in a wider section grading
          2.36 g Au/t over a true width of 31.4 metres (MU reef); and

     o 3.20 g Au/t over a true width of 5.9 metres (Liberino reef); 2.60 g Au/t over 5.3 metres and 37.45 ? over 0.3 metres true width (both Hollandez reef).

In preparation for the 2006 drill program at Canavieiras, the old No. 6 adit located about 230 metres south of the south limit of the stoped area of the old mine was rehabilitated and services for drilling installed. Drilling from underground in the No. 6 adit will commence in January 2006.

JOAO BELO ZONE -- DEEP DRILLING PROGRAM

     A deep surface drilling program was initiated at the Jacobina Mine (Joao Belo Zone) to test the potential down dip extension of the ore zone to a depth of 600 metres and along strike to the south. A total of eight holes are planned totalling 6,700 metres, of which two holes totalling 1,613 metres were completed in 2005. The objective of this program is to significantly expand the inferred mineral resources. Knowledge of the location and extent of the inferred resources will enable more effective mine exploration and development planning.

     In November 2005, the Company announced the discovery of a new conglomerate reef -- the Foot Wall Reef (FW reef), located approximately 40 meters in the footwall of the ore zone that is currently being mined. The new reef was encountered during main access ramp development at the 555 meter level and the 530 meter level. Work has included development of two cross-cuts to fully expose the reef on the 530 and 555 meter levels, channel sampling and diamond drilling. The ongoing development program has exposed the FW reef to date over a continuous strike length of 180 meters and a step-out drilling program is underway. Significant channel sampling results of 4.25g Au/t over a true width of 9.05 metres and 3.38g Au/t over a true width of 8.40 metres were returned in the 530 and 555 level cross cuts, respectively. An underground drill hole intersected 5.2g Au/t over 0.6 metres true width within a broader zone of low grade mineralization (0.58g Au/t over an 8.3 metres true width) in the FW reef 200 metres north of the 530 level cross cut, suggesting a potential strike length of over 300 metres.

     The deep surface drill holes also tested the potential downdip and along strike extension of the new conglomerate reef, intersecting 2.64 g Au/t over a
4.3 metres true width. Geological work by Desert Sun and a recent review of the new zone by Dr. Paul Karpeta indicates that the FW Reef is probably a north-south oriented gravel channel fill, which likely lenses out laterally before it reaches the surface. The reef is typically a very coarse conglomerate with fracturing and widespread hematite alteration. There appears to be two stages of gold mineralization -- an earlier pyrite-gold stage that has been overprinted by a later hydrothermal hematite-gold stage related to cross-cutting fractures; the latter appears to be responsible for the elevated grades seen in several areas.


SERRA DO CORREGO

     The Serra do Corrego target area, located 2 kilometres north of the processing plant, is a 900 metre long target zone. Two reefs known as MU and LU, which are equivalent to reefs of the same name in Morro do Vento to the south and Canavieiras to the north, are the principal targets. Extensive garimpos are found across the hillside following these conglomerates. The MU reef is best developed in the southern part of the target area and thins northward. In contrast, the LU reef continues across the majority of the hillside with characteristically deeply incised garimpos. Desert Sun has carried out resampling of available old core in the vicinity of the MU and LU Reefs, which suggests that there may, in places, be underestimation of grade in lower grade areas such as the quartzites between reefs.


OTHER TARGETS

SERRA DO CORREGO -- MANEIRA REEF

     The Maneira reef is exposed at surface on the east side of the Serra do Corrego hillside for a strike length of about 700 metres. Inferred mineral resources in two blocks total 1,252,000 tonnes grading 3.53 g Au/t. A hole drilled in 2003 returned 4 g Au/t over 10.0 metres true width. This target is planned to be drilled in the 2006 program.


SERRA DO CORREGO -- LAGARTIXA/VIUVA

     This area is located on the west side of the Serra do Corrego hillside about 3 kilometres (Lagartixa) to 4.5 kilometres (Viuva) north of the processing plant. Geologically this is a complicated area with thrusting and repetition of stratigraphy. Lagartixa/Viuva appears to be potential extensions of the upper stratigraphy that hosts the gold-bearing conglomerates at Canavieiras. There is a 170 metres long garimpo in the Lagartixa portion of the target area. This target is planned to be drilled in the 2006 program.

SERRA DO CORREGO -- MARICOTA

     At Maricota, which is located beside the main mine highway and entrance to the road to Serra do Corrego, garimpos have been mining high grade gold along fault structures cutting the Basal Reef very close to the basement contact. The target area here has at least a 100 metre strike length, but may be more extensive. Two drill holes were completed in 2005 to test the potential of the Basal Reef here, but both holes returned no significant results.


BOUGHT DEAL FINANCINGS

     On March 22, 2005, the Corporation completed a bought deal financing pursuant to which it raised $25 million through the issuance of 10,729,614 units at a price of $2.33 per unit. Each unit consisted of one Desert Sun Share and one-quarter of one Desert Sun Warrant.

     On December 15, 2005, Desert Sun completed a bought deal financing pursuant to which it raised $40 million through the issuance of 16,000,000 units at a price of $2.50 per unit. Each unit consisted of one Desert Sun Share and one-quarter of a Desert Sun Warrant.

CURRENCY PROTECTION AGREEMENT

     On March 3, 2005, Desert Sun entered into an agreement with BankBoston to purchase an average of 3 million Brazilian Real monthly in 2006 at a price of US$1 million. The amount hedged under this agreement represents approximately 75% of the projected 2006 Brazilian Real-denominated operating costs of the Jacobina Mine and the exchange rate under the agreement is in line with the exchange rate assumptions used in the Feasibility Report on the Jacobina Gold Project, Brazil prepared by SNC Lavalin Engineers and Constructors dated October 2003.


CHANGES TO MANAGEMENT AND BOARD

     Mike  Hoffman,   P.Eng,   was  appointed  the  Vice  President,   Strategic
Development of Desert Sun effective September 19, 2005.


CHANGE OF YEAR END

     As of February 27, 2004, Desert Sun changed its financial year end from August 31 to December 31 to coincide with the year end of its subsidiary Jacobina Mineracao e Comercia Ltda. Under Brazilian law, Jacobina Mineracao e Comercio is required to have a year end of December 31. Desert Sun believed that it would be more cost efficient and in the best interests of Desert Sun and its shareholders for both companies to have the same financial year end. Desert Sun implemented this change by having a transition financial year of 16 months, the last day of which was December 31, 2004.


                           CONSOLIDATED CAPITALIZATION

     The following table sets forth Desert Sun's cash and equivalents and consolidated capitalization as at December 31, 2005 on an actual basis. This information should be read in connection with Desert Sun's audited financial statements as at and for the year ended December 31, 2005 together with the auditors' report thereon and the related notes thereto incorporated by reference in this Proxy Circular.

                                                                              As at
                                                                         December 31, 2005
                                                                         -----------------
                                                                 ($000s, except share figures)
Cash...............................................                           $40,717
Long-term debt.....................................                             4,637
Shareholders' equity:
  Common Shares....................................                           122,898
                                                                    (103,788,894 Common Shares)
  Warrants.........................................                            16,620
                                                                        (19,961,308 Warrants)
  Contributed Surplus..............................                             8,084
  Deficit..........................................                           (25,644)
Total Shareholders' Equity.........................                          $121,958

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The following selected financial data for Desert Sun is based upon, and should be read in conjunction with, the more detailed financial information appearing in the audited comparative consolidated balance sheets of Desert Sun as at December 31, 2005 and 2004 and the audited consolidated statements of shareholders' equity, operations and deficit and cash flows for the twelve-month period ended December 31, 2005, the sixteen-month period ended December 31, 2004 and the twelve-month period ended August 31, 2003, together with the auditors' report thereon and the notes thereto and the management's discussion and analysis in respect thereof incorporated by reference in this Proxy Circular, as well as the unaudited interim financial statements of Desert Sun as at and for the nine months ended September 30, 2005.

                                                                                  Summary Financial Data
                                                                               ($000, except where stated)
                                                                               ---------------------------

                                                             Year ended             Nine months ended           16 months ended
                                                          December 31, 2005         September 30, 2005         December 31, 2004
                                                          -----------------         ------------------         -----------------
                                                                                         (unaudited)
Statements of Operations
Operating revenues.................................             20,228                      8,962                       --
Operating expenses.................................             15,658                      7,724                       --
Operating earnings (loss)..........................              4,570                      1,238                       --
Net income (loss)..................................            (7,916)                    (6,858)                   (8,266)
Net income (loss) per share-
  Basic ($/share)..................................             (0.09)                     (0.08)                    (0.14)
  Diluted ($/share)................................             (0.09)                     (0.08)                    (0.14)
Shares outstanding as of the end of the period                 103,789                     87,579                    73,176
  (thousands)......................................



                                                                As at                     As at                      As at
                                                          December 31, 2005         September 30, 2005         December 31, 2004
                                                          -----------------         ------------------         -----------------
                                                                                       (unaudited)
Balance Sheet
Total assets.......................................           142,614                     99,623                    64,876
Shareholders' equity...............................           121,958                     84,971                    59,700
Capital stock......................................           122,898                     88,579                    62,646



                             DIRECTORS AND OFFICERS

     As the year end of the Corporation changed to December 31 in 2004, all information for the year classified as 2004 is for the 16 month period from September 1, 2003 to December 31, 2004. The following table summarizes the compensation paid during the last three financial periods ended December 31, 2005, December 31, 2004 and August 31, 2003 in respect of the individuals who were, as at December 31, 2005, carrying out the role of the Chief Executive Officer or Chief Financial Officer of Desert Sun and/or the three most highly compensated executive officers whose total salary and bonuses exceeded $150,000 during the financial period ended December 31, 2005 (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                      Annual Compensation                                     Long Term Compensation
                                      -------------------                                     ----------------------

                                                                                   Awards               Payouts
                                                                           ------------------------     -------
Name and Principal                                     Other Annual        Securities    Restricted      LTIP(3)       All Other
Position             Year(1)   Salary       Bonus      Compensation(2)   Under Options    Shares or      Payouts      Compensation
                                 $            $              $              Granted      Restricted        ($)            ($)
                                                                              (#)        Share Units
-----------------------------------------------------------------------------------------------------------------------------------

Bruce Humphrey       2005     325,000      137,500         89,332               Nil         Nil            Nil            Nil
President & C.E.O.   2004      67,708       65,000           Nil          1,000,000         Nil            Nil            Nil
                     2003         N/A          N/A           N/A                N/A         N/A            N/A            N/A

Stan Bharti          2005     180,000      137,500         556,666          200,000         Nil            Nil            Nil
Chairman and         2004     240,000      290,000           Nil          1,000,000         Nil            Nil            Nil
Former C.E.O.        2003     125,000      116,500           Nil            346,666         Nil            Nil            Nil

Stephen Woodhead     2005     126,667       25,000         55,666           100,000         Nil            Nil            Nil
C.F.O.               2004     140,000       65,000           Nil            150,000         Nil            Nil            Nil
                     2003      13,000        5,000           Nil            100,000         Nil            Nil            Nil

Peter Tagliamonte    2005     224,200      143,000         111,332          100,000         Nil            Nil            Nil
V.P. Operations and  2004     228,851       97,614           Nil            400,000         Nil            Nil            Nil
C.O.O.               2003         N/A          N/A           N/A                N/A         N/A            N/A            N/A

Gerald McCarvill     2005     100,000       50,000         278,332          100,000         Nil            Nil            Nil
Vice-Chairman and    2004     139,167       90,000           Nil            600,000         Nil            Nil            Nil
Former Chairman      2003      65,000       64,000           Nil            173,333         Nil            Nil            Nil

-----------
Notes:

(1) 2004 was a 16 month transition year, the information for 2003 is for the 12 months ended August 31.

(2)  Share compensation plan.

(3)  Long-term incentive plan.


LONG TERM INCENTIVE PLAN (LTIP AWARDS)

     The Corporation does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Corporation's securities), was paid or distributed to the Named Executive Officers during the most recently completed fiscal year.


OPTIONS AND STOCK APPRECIATION RIGHTS (SARS)

       OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FISCAL PERIOD

     Stock options granted to the Named Executive Officers during the fiscal period ended December 31, 2005 are provided in the table below:



Name                      Securities Under      % of Total            Exercise or             Market Value of         Expiration
                            Options/SARs       Options/SARs            Base Price          Securities Underlying         Date
                              Granted           Granted to           (Cdn.$/Security)       Options/SARs on the
                                (#)            Employees in                                    Date of Grant
                                               Fiscal year(1)                                 (Cdn.$/Security)
-----------------------------------------------------------------------------------------------------------------------------------
Bruce Humphrey                     --                N/A                  N/A                     N/A                    N/A
President and CEO

Stan Bharti                    200,000             12.84%                $2.07                   $2.07               March 22/10
Chairman and Past C.E.O.

Stephen Woodhead C.F.O.        100,000              6.42%                $2.07                   $2.07               March 22/10

Peter Tagliamonte              100,000              6.42%                $2.07                   $2.07               March 22/10
V.P. Operations and
C.O.O.

Gerald McCarvill               100,000              6.42%                $2.07                   $2.07               March 22/10
Vice-Chairman

-----------

(1)  Based    on    the    total     number    of     options     granted     to
     directors/officers/consultants  of Desert Sun  pursuant to the stock option plan during the fiscal period ended December 31, 2005.

     During the fiscal period ended December 31, 2005, Desert Sun did not reprice any stock options held by any Named Executive Officer.

     OPTIONS/SARS EXERCISED DURING THE MOST RECENTLY COMPLETED FISCAL PERIOD

     The following table provides information regarding the options exercised by the Named Executive Officers during the fiscal period ended December 31, 2005 and options held by the Named Executive Officers as at December 31, 2005:

                                                            Unexercised Options at December 31,    Value of Unexercised In-the-money
                                                                           2005                       Options at December 31, 2005
                                                                           ----                       ----------------------------
Name                           Securities     Aggregate      Exercisable         Unexercisable       Exercisable       Unexercisable
                               Acquired on      Value           (#)                   (#)                ($)                ($)
                                Exercise       Realized
                                   (#)           ($)
------------------------------------------------------------------------------------------------------------------------------------
Bruce Humphrey                     Nil            N/A           625,000             375,000          1,037,500(1)       622,500(1)
President, CEO, and
Director

Stan Bharti                        Nil            N/A         1,546,666                   0          2,002,799(2)           N/A
Chairman and Past
C.E.O.

Stephen Woodhead,                  Nil            N/A           300,000                   0            354,000(3)           N/A
C.F.O

Peter Tagliamonte                  Nil            N/A           500,000                   0            563,000(4)           N/A
V.P. Operations and C.O.O.

Gerald McCarvill                   Nil            N/A         1,323,333                   0          2,237,399(5)           N/A
Vice-Chairman and Past
Chairman

-----------

(1) Based on the closing price on December 31, 2005 of $2.86 and an exercise price of $1.20.

(2) Based on the closing price on December 31, 2005 of $2.86 and an exercise price of $1.00 on 346,666 options, an exercise price of $1.62 on 500,000 options, an exercise price of $1.70 on 500,000 options and $2.07 on 200,000 options.

(3) Based on the closing price on December 31, 2005 of $2.86 and an exercise price of $1.00 on 50,000 options, an exercise price of $1.62 on 100,000 options, an exercise price of $1.70 on 50,000 options and an exercise price of $2.07 on 100,000 options.

(4) Based on the closing price on December 31, 2005 of $2.86 and an exercise price of $1.65 on 400,000 options and an exercise price of $2.07 on 100,000 options.

(5)  Based on the closing  price on  December  31, 2005 of $2.86 and an exercise price of $0.38 on 450,000  options,  an exercise  price of $1.00 on 173,333 options,  an exercise price of $1.62 on 300,000 options,  an exercise price of $1.70 on  300,000  options  and an  exercise  price of $2.07 on  100,000 options.


TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND CONSULTING CONTRACTS

     The Corporation has consulting contracts with the current Named Executive Officers as follows: the Corporation entered into a contract with Bruce Humphrey effective October 18, 2004, and subsequently amended, pursuant to which Mr. Humphrey agreed to provide consulting services to the Corporation commencing on that day. Mr. Humphrey is entitled to compensation for the provision of such services of $27,083 per month. In the event of a "change in control" of the

Corporation, Mr. Humphrey would be entitled to compensation equal to three years' fees, plus an amount equal to the bonuses paid to Mr. Humphrey for the past three years at the time of the change in control. The Corporation entered into a contract with Stan Bharti effective May 1, 2005, and subsequently amended, pursuant to which Mr. Bharti agreed to provide consulting services to the Corporation commencing on that day. Mr. Bharti is entitled to compensation for the provision of such services of $15,000 per month. In the event of a "change in control" of the Corporation, Mr. Bharti would be entitled to compensation equal to three years' fees, plus an amount equal to the bonuses paid to Mr. Bharti for the past three years at the time of the change of control. The Corporation entered into a contract with Stephen Woodhead effective January 1, 2005, and subsequently amended, pursuant to which Mr. Woodhead agreed to provide consulting services to the Corporation commencing on that day. Mr. Woodhead is entitled to compensation for the provision of such services of $16,667 per month. In the event of a "change in control" of the Corporation, Mr. Woodhead would be entitled to compensation equal to three years' fees, plus an amount equal to the bonuses paid to Mr. Woodhead for the past three years at the time of the change in control. The Corporation entered into a contract with Peter Tagliamonte effective January 5, 2004, and subsequently amended, pursuant to which Mr. Tagliamonte agreed to provide consulting services to the Corporation commencing on that day. Mr. Tagliamonte is entitled to compensation for the provision of such services of US$15,833 per month. In the event of a "change in control" of the Corporation, Mr. Tagliamonte would be entitled to compensation equal to three years' fees, plus an amount equal to the bonuses paid to Mr. Tagliamonte for the past three years at the time of the change of control. The Corporation entered into a contract with Gerald McCarvill effective May 1, 2005, and subsequently amended, pursuant to which Mr. McCarvill agreed to provide consulting services to the Corporation commencing on that day. Mr. McCarvill is entitled to compensation for the provision of such services of $8,333 per month. In the event of a "change of control" of the Corporation, Mr. McCarvill would be entitled to compensation equal to three years' fees, plus an amount equal to the bonuses paid to Mr. McCarvill for the past three years at the time of the change in control. The Corporation entered into a contract with Tony Wonnacott effective May 1, 2005, and subsequently amended, pursuant to which Mr. Wonnacott agreed to provide consulting services to the Corporation commencing on that day. Mr. Wonnacott is entitled to compensation for the provision of such services of $8,333 per month. In the event of a "change in control" of the Corporation, Mr. Wonnacott would be entitled to compensation equal to three years' fees, plus an amount equal to the bonuses paid to Mr. Wonnacott for the past three years at the time of the change in control. The Corporation entered into a contract with Bill Pearson effective May 1, 2005, and subsequently amended, pursuant to which Mr. Pearson agreed to provide consulting services to the Corporation commencing on that day. Mr. Pearson is entitled to compensation for the provision of such services of $12,500 per month. In the event of a "change in control" of the Corporation, Mr. Pearson would be entitled to compensation equal to three years' fees, plus an amount equal to the bonuses paid to Mr. Pearson for the past three years at the time of the change in control. The Corporation entered into a contract with Naomi Nemeth effective May 1, 2005, and subsequently amended, pursuant to which Ms. Nemeth agreed to provide consulting services to the Corporation commencing on that day. Ms. Nemeth is entitled to compensation for the provision of such services of $12,500 per month. In the event of a "change in control" of the Corporation, Ms. Nemeth would be entitled to compensation equal to three years' fees, plus an amount equal to the bonuses paid to Ms. Nemeth for the past three years at the time of the change in control. The Corporation entered into a contract with Mike Hoffman effective September 19, 2005, and subsequently amended, pursuant to which Mr. Hoffman agreed to provide consulting services to the Corporation commencing on that day. Mr. Hoffman is entitled to compensation for the provision of such services of $16,667 per month. In the event of a "change in control" of the Corporation, Mr. Hoffman would be entitled to compensation equal to three years' fees, plus an amount equal to the bonuses paid to Mr. Hoffman for the past three years at the time of the change in control. Further, pursuant to the share compensation plan of Desert Sun, all Desert Sun shares previously granted but not yet issued under the plan will automatically vest and be issued upon the change in control in Desert Sun.

     Other management services for the Corporation are not, to any material degree, performed by persons other than the senior officers of the Corporation.


COMPENSATION OF DIRECTORS

     Only the Independent Directors are paid fees in their capacity as directors of the Corporation. The Independent Directors are Peter Bojtos, Nancy McInerney-Lacombe and Ken Taylor. Each of the Independent Directors is paid $1,000 per quarter.

     In addition, Directors are compensated for sitting on various committees of the Board. Those Committees are: the Corporate Governance Committee, the Nominating Committee, the Audit Committee and the Compensation Committee. The

Corporate Governance Committee is chaired by Peter Bojtos with Nancy McInerney-Lacombe and Ken Taylor comprising the remainder of the Committee. The Audit Committee is chaired by Nancy McInerney-Lacombe with Peter Bojtos and Ken Taylor comprising the remainder of the Committee. The Nominating Committee is chaired by Gerald McCarvill with Peter Bojtos and Ken Taylor comprising the remainder of the Committee. The Compensation Committee is chaired by Ken Taylor with Gerald McCarvill and Nancy McInerney-Lacombe comprising the remainder of the Committee. Only the independent directors who sit on these Committees are compensated. The Committee members are paid $500 per quarter per committee on which they serve. The payment of all of the above directors' fees was introduced July 25, 2003.

     Directors are entitled to participate in the Corporation's stock option plan. The stock option plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term. Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of his/her position and contribution to the Corporation. Directors were granted the following options during the period ended December 31, 2005: Mr. Bharti was granted 200,000 options at $2.07 which expire on March 22, 2010, Mr. Bojtos was granted 50,000 options at $2.07 which expire on March 22, 2010, Mr. McCarvill was granted 100,000 options at $2.07 which expire on March 22, 2010, Ms. McInerney-Lacombe was granted 50,000 options at $2.07 which expire on March 22, 2010 and Mr. Taylor was granted 50,000 options at $2.07 which expire on March 22, 2010.

     Independent Directors also were paid bonuses during the period ended December 31, 2005. Individual grants were based on the assessment of the individual's contribution to the Corporation over the period. Mr. Bojtos received bonuses totalling $15,000, Ms McInerney-Lacombe received bonuses totalling $15,000 and Mr. Taylor received bonuses totalling $15,000.


OTHER ARRANGEMENTS

     None of the directors of the Corporation were compensated in their capacity as a director by the Corporation and its subsidiaries during the period ended December 31, 2005 pursuant to any other arrangement or in lieu of any standard compensation arrangement.


SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

     The table below sets out the outstanding options under the Corporation's existing Stock Option Plan under which Desert Sun Shares are authorized for issuance as of the end of the Corporation's most recently completed fiscal period.


                                                                                                       Number of securities
Plan Category                          Number of securities to be         Weighted-average           remaining available under
                                         issued upon exercise of          exercise price of          equity compensation plans
                                      outstanding options, warrants      outstanding options,      (excluding securities reflected
                                              and rights                 warrants and rights                in column (a))
                                                  (a)                         (b)                               (c)
----------------------------------------------------------------------------------------------------------------------------------
Equity compensation plans approved             9,127,663                      1.43                            841,593
  by security holders.............

Equity compensation plans not                          0                      N/A                                N/A
  approved by security holders....

TOTAL.............................             9,127,663                      1.43                            841,593


REPORT ON EXECUTIVE COMPENSATION

     The compensation policy of Desert Sun is derived from the perspective of ownership. Executive officers expect to reap the majority of their income from the appreciation in value of the Desert Sun Shares they hold. Given that members of management are retained as consultants as opposed to employees, the compensation practices are flexible, entrepreneurial and geared to meeting the requirements of the individual and hence securing the best possible talent to run Desert Sun. Compensation of officers currently consists of a monthly retainer, stock options and discretionary bonuses.

     Management compensation is kept below market rates for comparable positions and is sufficient to maintain an individual's cash flow. The amounts are determined on a discretionary basis after review by the Compensation Committee of the contribution of each executive officer of Desert Sun. Bonuses may be paid for significant and specific achievements that have a strategic impact on the fortunes of Desert Sun.

     Although they may be members of the Board of Directors, the executive officers do not individually make any decisions with respect to their respective salary or bonus.

     The three  main  components  of the  compensation  of the  Chief  Executive
Officer of Desert Sun are base salary, annual incentive and a long-term incentive based on participation in Desert Sun's share compensation plan. Competitive benefits and perquisites are also provided.

     The components of the Chief Executive Officer's compensation are the same as those that apply to the other senior executive officers of Desert Sun. These components are set forth in the consulting agreement between Mr. Humphrey and Desert Sun, which provides for a minimum base salary of 325,000. The Chairman of the Compensation Committee presents recommendations to the Board of Directors with respect to the Chief Executive Officer's compensation. In setting the Chief Executive Officer's salary and bonus, the Compensation Committee reviews salaries and bonuses paid to other senior officers of Desert Sun, salaries and bonuses paid to the other chief executive officers in the industry and the Chief Executive Officer's impact on the achievement of Desert Sun's objectives for the previous financial year.

     Submitted on behalf of the Compensation Committee:

Kenneth Taylor -- Chairman
Gerald McCarvill
Nancy E. McInerney-Lacombe


CORPORATE GOVERNANCE PRACTICES

     In June 2005, National Policy 58-201 Corporate Governance Guidelines (the "Governance Guidelines") and National Instrument 58-101 Disclosure of Corporate Governance Practices (the "Governance Disclosure Rule") were adopted by the securities regulatory authorities in Canada. The Governance Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance practices. The Governance Disclosure Rule requires that, if management of an issuer solicits proxies from its security holders for the purpose of electing directors, specified disclosure of its corporate governance practices must be included in its management information circular.

     Desert Sun and the Board of Directors recognize the importance of corporate governance to the effective management of Desert Sun and to the protection of its employees and shareholders. Desert Sun's approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of Desert Sun are effectively managed so as to enhance shareholder value. The Board of Directors fulfills its mandate directly and through its committees at regularly scheduled meetings or as required. Frequency of meetings may be increased and the nature of the agenda items may be changed depending upon the state of Desert Sun's affairs and in light of opportunities or risks which Desert Sun faces. The directors are kept informed of Desert Sun's operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

     Desert Sun's corporate governance practices have been and continue to be in compliance with applicable Canadian and United States requirements. Desert Sun continues to monitor developments in Canada and the United States with a view to further revising its governance policies and practices, as appropriate.

     The following is a description of Desert Sun's corporate governance practices which has been prepared by the Corporate Governance Committee of the Board of Directors and has been approved by the Board of Directors.

BOARD OF DIRECTORS

INDEPENDENCE OF THE BOARD OF DIRECTORS

     Three out of the six members of the Board of Directors are independent within the meaning of the Governance Disclosure Rule and the Board of Directors and the independent members hold regularly scheduled meetings. The Corporate Governance Committee is chaired by Peter Bojtos and Nancy McInerney-Lacombe and Ken Taylor are also members. Each of the members of the Corporate Governance Committee is independent.

     Stan Bharti is a related director because he receives fees from Desert Sun as a special consultant and Chairman of the Board of Directors. Bruce Humphrey is a related director because of his position as President and Chief Executive Officer of Desert Sun. Gerald McCarvill is a related director because he receives fees from Desert Sun as a special consultant and Vice-Chairman of the Board of Directors.

     To  facilitate  the  Board  of  Directors   functioning   independently  of
management, the following structures and processes are in place:

     o there are no members of management on the Board of Directors, other than the President and Chief Executive Officer of Desert Sun;

     o when appropriate, members of management, including the President and Chief Executive Officer, are not present for the discussion and determination of certain matters at meetings of the Board of Directors;

     o under the by-laws of Desert Sun, any two directors may call a meeting of the Board of Directors;

     o    the  President  and  Chief   Executive   Officer's   compensation   is
          considered, in his absence, by the Compensation Committee at least once a year; and

     o    in  addition to the  standing  committees  of the Board of  Directors,
          independent   committees  are  appointed  from  time  to  time,   when
          appropriate.


CHAIRMAN OF THE BOARD OF DIRECTORS

     The primary roles of the Chairman are to chair all meetings of the Board of Directors and shareholder meetings, and to manage the affairs of the Board of Directors, including ensuring the Board of Directors is organized properly, functions effectively and meets its obligations and responsibilities. The Chairman's responsibilities include, without limitation, ensuring that the Board of Directors works together as a cohesive team with open communication; and working together with the Corporate Governance Committee to ensure that a process is in place by which the effectiveness of the Board of Directors, its committees and its individual directors can be evaluated on a regular basis. The Chairman also acts as the primary spokesperson for the Board of Directors, ensuring that management is aware of concerns of the Board of Directors, shareholders, other stakeholders and the public, and, in addition, ensuring that management strategies, plans and performance are appropriately represented to the Board of Directors.


MEETINGS OF THE BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors meets a minimum of four times per year, and usually meets every quarter and following the annual meeting of Desert Sun's shareholders. Desert Sun's committees of the Board of Directors meets at least once each year or more frequently as deemed necessary by the committee. The frequency of the meetings and the nature of the meeting agendas depend upon the nature of the business and affairs of Desert Sun from time to time. The following table provides details regarding director attendance at Board of Directors and committee meetings held during the financial year ended December 31, 2005.

Director                                           Board of Directors Meetings
--------                                           ---------------------------
Gerald P. McCarvill(2)(3)                                   4 out of 5
(Toronto, Canada)

Stan Bharti                                                 5 out of 5
(Toronto, Canada)

Bruce Humphrey                                              5 out of 5
(Brampton, Canada)

Peter Bojtos(1)(3)(4)                                       5 out of 5
(Lakewood, United States)

Nancy McInerney-Lacombe(1)(2)(4)                            5 out of 5
(Toronto, Canada)

Kenneth Taylor(1)(2)(3)(4)                                  4 out of 5
(New York, United States)

-----------
Notes:

(1)  Member of the Audit Committee.

(2)  Member of the Compensation Committee.

(3)  Member of the Nominating Committee.

(4)  Member of the Corporate Governance Committee.


     The independent directors hold regularly scheduled meetings at which non-independent directors and members of management do not attend. During the financial year ended December 31, 2005, the independent directors held six (6) meetings without Gerald McCarvill, Stan Bharti and Bruce Humphrey or other members of management in attendance. In particular, the Corporate Governance Committee is comprised exclusively of the independent directors and discuss corporate governance issues, including discussions regarding leadership for the independent directors collectively as there is no lead director.


OTHER PUBLIC COMPANY DIRECTORSHIPS

     The following table provides details regarding directorships held by Desert Sun's directors in other public companies.

Director                                Other Public Company Directorships

Gerald McCarvill....................   Beartooth Platinum Corporation
                                       Consolidated Thompson-Lundmark Gold Mines Limited
                                       Crowflight Minerals Inc.
                                       Longford Corporation

Stan Bharti.........................   Aberdeen International Inc.
                                       Alexis Minerals Corporation
                                       Apogee Minerals Ltd.
                                       Beartooth Platinum Corporation
                                       Cash Minerals Ltd.
                                       Castillian Resources Corp.
                                       Consolidated Thompson-Lundmark Gold Mines Limited
                                       Crowflight Minerals Inc.
                                       Largo Resources Ltd.
                                       Longford Corporation
                                       Valencia Ventures Inc.
                                       Vast Exploration Inc.

Bruce Humphrey......................   Apogee Minerals Ltd.
                                       Cash Minerals Ltd.

Peter Bojtos........................   Falkland Gold & Minerals Ltd.
                                       Fischer-Watt Gold Co. Inc.
                                       Kalimantan Gold Corp. Limited
                                       Link Mineral Ventures Ltd.
                                       Queenstake Resources Ltd.
                                       Tournigan Gold Corporation
                                       U.S. Gold Corporation
                                       Vaaldiam Resources Ltd.
                                       Vault Minerals Inc.

Nancy McInerney-Lacombe.............   N/A

Kenneth Taylor......................   Cenuco Incorporated
                                       Hydro One Inc.
                                       Devine Entertainment Corporation


BOARD OF DIRECTORS MANDATE

     The duties and responsibilities of the Board of Directors are to supervise the management of the business and affairs of Desert Sun and to act with a view towards the best interests of Desert Sun. A copy of the position description for each member of the Board of Directors, which sets out their responsibilities and duties is attached as Appendix A to Exhibit A of this Proxy Circular.


POSITION DESCRIPTIONS

     Written position descriptions have been developed by the Board of Directors for the Chairman of the Board of Directors, the Chairman of each of the Audit Committee, the Corporate Governance Committee and the Compensation Committee, the Chief Executive Officer of Desert Sun, the Chief Financial Officer of Desert Sun and the Corporate Secretary and General Counsel of Desert Sun.


CODE OF BUSINESS CONDUCT AND ETHICS

     The Board of Directors has adopted a Code of Conduct and Ethics for its directors, officers and employees and is attached hereto as Appendix B to Exhibit A of the management information circular.


NOMINATION OF DIRECTORS

     Desert Sun has a Nominating Committee, which is responsible for proposing new nominees to the Board of Directors. The Nominating Committee is chaired by Gerald McCarvill with Peter Bojtos and Ken Taylor (both unrelated directors) comprising the remainder of the Committee. The Nominating Committee is responsible for: (1) the proposal of new nominees to the Board of Directors; and
(2) the assessment of current directors on an ongoing basis. The Board of Directors has mandated the Nominating Committee to review the performance of the Board as a whole and each director individually. During that evaluation process, the Nominating Committee considers whether the addition of additional Board members is necessary. In the event that the Nominating Committee determines that an additional Board member is required, the Board of Directors would be notified and suggestions sought for such additional member. The Nominating Committee would then review the proposed list of members and discuss the strengths and potential weaknesses of each proposed member. The Nominating Committee would then meet with each proposed candidate selected by the Nominating Committee as whole and individually. Finally a report on the proposed additions would be presented to the full Board for discussion and potential implementation.

     The Nominating Committee is also responsible for the implementation of a process for assessing the effectiveness of the Board of Directors as a whole, the committees of the Board of Directors and the contribution of individual directors. The Nominating Committee is currently in the process of putting together an evaluation form to be completed by each member of the Board of Directors assessing their own performance and the performance of the other members of the Board of Directors. This evaluation process has not been finalized, but is expected to be finalized at the next meeting of the Nominating Committee.


ORIENTATION AND CONTINUING EDUCATION

     The Nominating Committee is responsible for providing an orientation and education program for new recruits to the Board of Directors. All directors receive a Director's Orientation Package Binder which contains historical public information about Desert Sun, the mandates of the committees of the Board of Directors, and other relevant corporate and business information. Senior management makes regular presentations to the Board of Directors on the main areas of Desert Sun's business.


COMPENSATION

     The Compensation Committee which is responsible for determining director and officer compensation is chaired by Ken Taylor with Gerald McCarvill and Nancy E. McInerney-Lacombe comprising the remainder of the Committee. The Compensation Committee is also responsible for a review of the adequacy and form of compensation of directors and senior management and ensuring the compensation realistically reflects the responsibilities and risk involved in being an effective director and/or a member of senior management.

     The Compensation Committee's responsibilities include reviewing and making recommendations to the directors regarding any equity or other compensation plan and regarding the total compensation package of Desert Sun's Chief Executive Officer, considering and approving the recommendations of the Chief Executive Officer regarding the total compensation packages for the other officers of Desert Sun, and preparing and recommending to the Board of Directors annually a "Report on Executive Compensation" to be included in Desert Sun's management information circular.


COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has the following four standing committees:

     o    the Audit Committee;

     o    the Compensation Committee;

     o    the Corporate Governance Committee; and

     o    the Nominating Committee.

     The following is a description of the Audit Committee and Corporate Governance Committee. For a description of the Compensation Committee and the Nominating Committee, see "Compensation" and "Nomination of Directors", respectively, above.


     AUDIT COMMITTEE

     The Audit Committee is chaired by Nancy E. McInerney-Lacombe with Peter Bojtos and Ken Taylor comprising the remainder of the Committee. All members of this Committee are unrelated directors. The Audit Committee is designed such that it has direct communication channels with the Chief Financial Officer and external auditors to discuss and review specific issues as appropriate. The Audit Committee is directly responsible for ensuring that management has designed and implemented an effective system of internal control. Additionally, the Audit Committee is responsible for the review of the annual and interim financial statements. Following this review, the Committee then makes a recommendation to the Board of Directors for approval.


     CORPORATE GOVERNANCE COMMITTEE

     The Corporate Governance Committee is chaired by Peter Bojtos with Nancy E. McInerney-Lacombe and Ken Taylor comprising the remainder of the Committee. All members of this Committee are unrelated directors. The Corporate Governance Committee is responsible for making recommendations to the Board of Directors relating to: (1) the adoption of a strategic planning process; (2) the identification of the principal risks of Desert Sun's business and ensuring the implementation of appropriate systems to manage these risks; (3) the succession planning, including appointing, training and monitoring of senior management;
(4) the development of a communications policy for Desert Sun; (5) the integrity of Desert Sun's internal control and management information systems; and (6) the development of Desert Sun's approach to corporate governance issues, including, amongst other things, Desert Sun's response to the requirements of the Governance Disclosure Rule.


INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

     None of the directors or executive officers of the Corporation was indebted to the Corporation or its subsidiaries during the fiscal period ended December 31, 2005, including under any securities purchase or other program.


INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

     No informed person of the Corporation has had any interest in any material transactions involving the Corporation since December 31, 2004, other than as disclosed herein. See "Information Concerning the Meeting -- Interests of Certain Persons in the Arrangement".

                                  RISK FACTORS

     In addition to information set out elsewhere, or incorporated by reference, in this Proxy Circular, Desert Sun Shareholders should carefully consider the following risk factors.


NATURE OF MINING, MINERAL EXPLORATION AND DEVELOPMENT PROJECTS

     Desert Sun's mining operations, and exploration and development projects are subject to conditions beyond its control, which can affect the cost of mining for varying lengths of time. Such conditions include environmental hazards, explosions, unusual or unexpected geological formations or pressures, pillar collapses, and periodic interruptions in both production and transportation due to inclement or hazardous weather conditions. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability. Desert Sun maintains insurance to cover normal business risks.

     Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that exploration efforts will continue to be successful. Success in establishing reserves is a result of a number of factors, including the quality of management, Desert Sun's level of geological and technical expertise, the quality of land available for exploration and other factors. Once mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable mineral reserves through drilling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. Because of these uncertainties, no assurance can be given that exploration programs will result in the establishment or expansion of mineral resources or mineral reserves. Whether a resource deposit will ultimately be commercially viable depends on a number of factors, including the particular attributes of the deposit such as the deposit's size, its proximity to existing infrastructure, financing costs and the prevailing prices for the applicable resource. Also of key importance are government regulations, including those relating to prices, taxes, royalties, land tenure, land use, the importing and exporting of resource and production plant and equipment, and environmental protection.

     Development projects have no operating history upon which to base estimates of future cash operating costs. Particularly for development projects, resource estimates and estimates of cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies, which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, ground conditions, the configuration of the ore body, expected recovery rates of minerals from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns could differ significantly from those estimated for a project before production. It is not unusual for new mining operations to experience problems during the start-up phase, and delays in the commencement of production often can occur.


GOLD PRICE

     The principal business of Desert Sun is the production of gold. Desert Sun's future profitability is largely dependent on movements in the price of gold. Gold prices are affected by numerous factors beyond Desert Sun's control, including central bank sales, producer hedging activities, the relative exchange rate of the United States dollar with other major currencies, global and regional demand, political and economic conditions and production costs and levels in major gold producing regions. In addition, the price of gold has on occasion been subject to rapid short-term changes due to speculative activities. If as a result of a sustained decline in gold prices, revenues from gold sales were to fall below cash operating costs, the feasibility of continuing operations would be evaluated and if warranted, could be discontinued. Desert Sun does not enter into gold price hedging programs, which it would only consider to the extent necessary to satisfy any lender requirements for project finance transactions.

CURRENCY FLUCTUATIONS

     Desert Sun holds cash reserves in both Canadian and United States dollars, and in Brazilian Reais. By virtue of its international operations, Desert Sun incurs costs and expenses in a number of foreign currencies other than the Canadian dollar. The exchange rates covering such currencies have varied substantially and accordingly, could significantly affect the results of the operations of Desert Sun. Desert Sun's future operating results and cash flow will be primarily affected by changes in the United States dollar / Brazilian Real exchange rate as substantially all revenues will be earned in United States dollars, while a substantial portion of the operating (75%) and capital (50%) expenditures are expected to be incurred in Brazilian Reals.

     The appreciation of the Brazilian Real against the United States dollar continues to be largely dependent on high interest rates in Brazil, which continue to attract significant inflows of foreign capital. Desert Sun believes that as interest rates begin to move lower, the Brazilian Real will begin to weaken. If considered appropriate, Desert Sun may hold surplus cash balances in Brazil in order to take advantage of high local interest rates as an offset to the strength of the Brazilian Real.


MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

     The estimates for mineral resources and mineral reserves are determined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects, issued by the Canadian Securities Administrators and CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions, adopted by the CIM Council on August 20, 2000 and modified on December 11, 2005. There are numerous uncertainties inherent in estimating mineral resources and mineral reserves, including many factors beyond Desert Sun's control. Such estimation is a subjective process, and the accuracy of any mineral resources and mineral reserves estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management's assumptions, including economic assumptions such as metal prices and market conditions, could have a material effect in the future on Desert Sun's financial position and results of operation.


RISK OF CONTINGENT LIABILITIES

     Desert Sun owns 100% of Jacobina Mineracao e Comercio Ltda. ("JMC"), the Brazilian company that holds the mining and exploration licences, fixed property, and associated plant and equipment at the Jacobina project. In terms of the agreement under which Desert Sun acquired JMC, Valencia Ventures Inc. ("Valencia") provided certain indemnities to Desert Sun for outstanding liabilities. These amounts include taxes payable to the Brazilian Federal and State authorities, liabilities to third parties, as well as labour and health related claims by former employees. Claims relating to silicosis, for the period prior to Desert Sun's acquisition of JMC, for which Valencia has indemnified Desert Sun could amount to approximately $8 to $11.5 million. It is management's belief that the majority of the health related claims are substantially without merit and Desert Sun and Valencia intend to defend the actions vigorously. Valencia did not meet its obligations to Desert Sun under the terms of its indemnity in a consistent manner during the 2005 fiscal year and as a result Desert Sun has written down the value of the balance that it expects to recover from Valencia.


COUNTRY RISK, ASSOCIATED WITH DESERT SUN'S OPERATIONAL FOCUS ON BRAZIL

     All  of  Desert  Sun's  property   interests  are  located  in  Brazil  and
consequently Desert Sun is subject to certain risks, including currency fluctuations and possible political or economic instability in that country. Mineral exploration and mining activities may be affected to varying degrees by political stability and government regulations relating to the mining industry, including restrictions on production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation, employment practices and mine safety. Any changes in regulations or shifts in political attitudes are beyond Desert Sun's control and may adversely affect Desert Sun's business. Desert Sun, at present, does not maintain political risk insurance for its foreign operations.

LICENSES AND PERMITS, LAWS AND REGULATIONS

     Desert Sun's mining operations and exploration activities require permits from various government authorities, and are subject to extensive federal, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters. Such laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. Desert Sun draws on the expertise and commitment of its management team, their advisors, its employees and contractors to ensure compliance with current laws and fosters a climate of open communication and co-operation with regulatory bodies.

     Desert Sun believes that it holds all necessary licences and permits under applicable laws and regulations and believes it is presently complying in all material respects with the terms of such licences and permits. However, such licences and permits are subject to change in various circumstances. There can be no guarantee that Desert Sun will be able to maintain or obtain all necessary licences and permits that may be required to explore and develop its properties, commence construction or continue operation of mining facilities.

     The acquisition of title to mineral concessions in Brazil is a detailed and time consuming process. Title to, and the area of, mining concessions may be disputed. Desert Sun has diligently investigated title to all mineral concessions and obtained title opinions with respect thereto and, based upon such opinions, Desert Sun believes that title to all properties covering the mineral resources and reserves at the Jacobina property is in good standing; however, the foregoing should not be construed as a guarantee of title to those properties.


ENVIRONMENTAL

     Desert Sun's activities are subject to extensive federal, state and local laws and regulations governing environmental protection and employee health and safety. Environmental legislation is evolving in a manner that is creating stricter standards, while enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

     Desert Sun is also subject to various reclamation-related conditions imposed under federal or state rules and permits. While Desert Sun has budgeted for future capital and operating expenditures to maintain compliance with environmental laws and permits, there can be no assurance that they will not change in the future in a manner that could have a material adverse effect on Desert Sun's financial condition, liquidity or results of operations.


UNINSURED RISKS

     In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fire, flooding and earthquakes may occur. It is not always possible to fully insure against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of Desert Sun's securities.


COMPETITION

     Desert Sun competes with many international companies that have substantially greater financial and technical resources than it has for the acquisition of mineral concessions as well as for the recruitment and retention of qualified employees.


SHARE PRICE FLUCTUATIONS

     In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price that would have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that fluctuations in price will not occur.


ENFORCEMENT OF CIVIL LIABILITIES

     As substantially all of Desert Sun's assets and the assets of its subsidiaries are located outside of Canada, and certain of its directors and officers are resident outside of Canada, it may be difficult or impossible to enforce judgments granted by a court in Canada against Desert Sun's assets or the assets of its subsidiaries or its directors and officers residing outside of Canada.


DEPENDENCE ON OUTSIDE PARTIES

     Desert Sun has relied upon consultants, engineers and others and intends to rely on these parties for development, construction and operating expertise. Substantial expenditures are required to construct mines, to establish mineral reserves through drilling, to carry out environmental and social impact assessments, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the exploration and plant infrastructure at any particular site. If such parties' work is deficient or negligent or is not completed in a timely manner, it could have a material adverse effect on Desert Sun.


CONFLICTS OF INTEREST

     Certain of Desert Sun's directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which Desert Sun may participate, the directors of Desert Sun may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of Desert Sun directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular Company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the Company making the assignment. In determining whether or not Desert Sun will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which Desert Sun may be exposed and its financial position at that time.


                         PRICE RANGE AND TRADING VOLUME

         The Desert Sun Shares are listed and posted for trading on the TSX under the symbol "DSM" and the AMEX under the symbol "DEZ". The following table sets forth information relating to the monthly trading of the Desert Sun Shares on the TSX for the periods indicated.

Period                                           High     Low        Volume
------                                           ----     ---        ------
                                                  ($)     ($)

1st Quarter 2004...........................      1.99    1.15      15,023,425
2nd Quarter 2004...........................      1.70    1.24      16,859,310
3rd Quarter 2004...........................      2.22    1.28      13,749,265
4th Quarter 2004...........................      1.65    0.90      11,789,877
1st Quarter 2005...........................      2.61    1.76      23,986,962
2nd Quarter 2005...........................      2.01    1.30      30,556,516
3rd Quarter 2005...........................      2.37    1.74      14,420,419

4th Quarter 2005...........................      2.95    2.02      38,889,266
January 2006...............................      5.18    2.86      62,539,174
February 2006..............................      6.06    4.04      83,679,306



                                PERFORMANCE GRAPH

     The following graph compares the yearly percentage change in the cumulative total shareholder return for $100 invested in Desert Sun Shares on December 31, 2000 against the cumulative total shareholder return of the S&P/TSX Composite Index for the five years ended December 31, 2005 assuming the reinvestment of all dividends.

                                    [GRAPHIC]


                                LEGAL PROCEEDINGS

     Desert Sun is not a party to, nor is any of its property the subject of, any legal proceedings or any pending legal proceedings, or, to Desert Sun's knowledge, contemplated legal proceedings, the outcome of which could have a material adverse effect on Desert Sun other than as disclosed in the notes to its audited financial statements for the year ended December 31, 2005.


           INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

     Stan Bharti, the Chairman of the Corporation, is also a director and former officer of Valencia Ventures Inc. ("VVI") (formerly William Multi-Tech Inc. and, prior to that, William Resources Inc.), the entity from which the Corporation acquired the Jacobina property. At the time that Desert Sun and VVI entered into the agreement that entitled Desert Sun to earn a 51% interest in the Jacobina property, Mr. Bharti was not an officer or director of Desert Sun. At the time that VVI granted Desert Sun the option to acquire the remaining 49% interest in the Jacobina property, Mr. Bharti refrained from participating in the negotiations that led to the granting of the option, declared his interest in the matter and refrained from voting at the directors meetings held to approve the granting of the option.

     For a description of interest of management and others in the Combination, see "Information Concerning the Meeting -- Interests of Certain Persons in the Arrangement"


                     INDEBTEDNESS OF DIRECTORS AND OFFICERS

     No individual who is, or any time during the most recently completed fiscal year of Desert Sun was, a director, executive officer or senior officer of Desert Sun, nor any associate of any one of them is, or at any time since the beginning of the most recently completed fiscal year of Desert Sun was indebted to Desert Sun or any of its subsidiaries or to another entity, which such indebtedness is, or was at any time during the most recent completed fiscal year of Desert Sun, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding.


                              INTERESTS OF EXPERTS

     The qualified persons identified herein responsible for the Technical Report hold interests in the Corporation that in the aggregate represent less than one percent of the Corporation's outstanding securities and no qualified person has an interest in the property of the Corporation or its associates or affiliates, nor does any qualified person expect to receive or acquire such interests.

                                   CONSENT OF
                        MCGOVERN, HURLEY, CUNNINGHAM, LLP

     We have read the Management Proxy Circular of Desert Sun Mining Corp. ("DSM") dated March 1, 2006 relating to the Amalgamation by way of Arrangement and related transactions between DSM, Yamana Gold Inc. ("Yamana") and 6524338 Canada Inc. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

     We consent to the incorporation by reference in the above-mentioned Management Proxy Circular of our report to the shareholders of DSM on the consolidated balance sheets of DSM as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the twelve-month period ended December 31, 2005, the sixteen-month period ended December 31, 2004 and the twelve-month period ended August 31, 2003. Our report is dated February 21, 2006.

Toronto, Ontario                    (Signed) MCGOVERN, HURLEY, CUNNINGHAM, LLP
March 1, 2006                                            Chartered Accountants

                             Appendix A to Exhibit A

                         DIRECTOR'S POSITION DESCRIPTION

Every Director of the Corporation in exercising his powers and discharging his duties shall:

     (a) act honestly and in good faith with a view to the best interests of the Corporation.

     (b) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

     With respect to Fiduciary Duty or the Duty of Loyalty

          1. the fiduciary duty requires a Director to be honest in dealing with other Directors and with the Corporation. In fact, a Director must disclose all information he or she has to the Board. The collegial structure of the Board and the practical delegation of responsibilities to committees will suffer if Directors deprive their fellow Directors of important information they need to carry out their responsibilities and practice due diligence.

          2. the fiduciary duty implies a duty of confidentiality. All information about the Board or the Corporation's activities should be presumed to be confidential unless released to the public.

          3. Directors may not profit at the expense of the Corporation. They may not divert opportunities or benefits from the Corporation to themselves or put themselves in a position of conflict by competing with the Corporation for business opportunities.

          4. Directors must disclose their material interest in a party or contracts and should disclose these interests to the full Board and not just a committee.

     With respect to the Duty of Care:

          1. these responsibilities imply that the Directors attend meetings regularly, read the documents and briefing notes prepared for them prior to the meetings and follow-up on important matters.

          2. the business judgement rule protects boards and directors from those that might second-guess their decisions. However, Directors must ensure that the process by which they made a decision ensures that there was adequate information available, agendas and background documents in place, rigorous review and questioning is documented and that in-depth review where warranted is referred to the appropriate committee.

     Specific Duties of Directors

     1.   Overseeing and approving a strategy for the business.

          The Directors, individually and collectively, have the responsibility to participate, in developing and approving the mission of the business, its objectives and goals, and the strategy by which it proposes to reach those goals. Directors must ensure there is congruence between shareholder expectations, company plans and management performance.

     2. Management of the Board and selection and oversight of senior management.

          Directors, individually and collectively, are responsible for managing the Board affairs, including planning its composition, selecting its chair, nominating candidates for election to the Board, appointing committees and determining Director compensation.

          Directors, individually and collectively, have the responsibility for management succession including the appointment, monitoring and replacement of the CEO as well as CEO compensation. Directors have the responsibility for approving the appointment and compensation of senior management acting upon the advice of the CEO.

     3.   Monitoring and Acting

          Directors, individually and collectively, have the responsibility for monitoring the company's performance against goals and revising strategy as appropriate.

     4.   Approving Policies and procedures for implementing strategy

          Directors, individually and collectively, have the responsibility for approving all significant policies and procedures and ensuring compliance with all laws and regulations while adhering to the highest ethical and moral standards.

     5.   Reporting to shareholders on the performance of the business.

          Directors, individually and collectively, have the responsibility for the integrity and timely reporting to shareholders in addition to the approval of all dividends.

     6.   Approval and completion of routine legal requirements

          Directors, individually and collectively, are responsible for ensuring all legal requirements, documents and records have been properly prepared, approved and maintained.

                             Appendix B to Exhibit A


                                 CODE OF CONDUCT

Statement of Standards

     Desert Sun Mining Corp. (for the purposes of this Appendix, "Desert Sun" or the "Company") is committed to operating in accordance with the best standards of professional and business ethics. The Company has the responsibility to protect and enhance its value to its shareholders through responsible management and by being a good corporate citizen.

     Every staff member acting on behalf of Desert Sun represents the Company and is expected to act responsibly and in a manner which will reflect the Company's dedication to honesty, integrity and reliability, and enhance the Company's reputation for performance of its obligations.

     Any staff member who is aware of any contravention of this Code of Conduct is expected to report the matter promptly to the Corporate Secretary. This code details the specific terms of the Company's commitment to uphold high moral and ethical standards and to specify the basic norms of behavior for those conducting its business.

     Every year, Desert Sun employees and Directors will be asked to acknowledge their commitment to the letter and spirit of the Code of Conduct and its associated corporate policies and will be required to sign the acknowledgement indicating compliance with the Code of Conduct.

     Newly recruited employees must sign the acknowledgement when they start work at Desert Sun.

     Any independent third party, such as consultants, agents or independent contractors retained to do work or represent Desert Sun interests may also be asked to acknowledge the Code of Conduct principles and corporate policies applicable to their work.

1.   Compliance with the Law

          The Company and staff acting on its behalf shall comply with the lawful requirements which apply to the Company in any jurisdiction where it carries on business.

2.   Health and Environment

          It is the Company's policy that it will conduct its business with regard for the protection of human health and sensitivity for the environment, including compliance with local environmental standards and legal requirements. It is the policy of Desert Sun to maintain safe working conditions, comply with health and safety legislation, maintain equipment and premises in safe condition, and ensure that all staff members comply with safety procedures acceptable to the authorities in the particular countries of operation.

          The Company's policy concerning the work environment prohibits the use of alcohol, illegal drugs and other illegal substances in the work place, as well as the use of such substances off the work site that would adversely affect job performance and affect health and safety.

          All employees are responsible for ensuring there is a safe and secure working environment.

3.   Personal Gain

          Staff members shall not use their employment status to obtain personal gain or benefit from other staff members or from those doing or seeking to do business with the Company.

4.   Dealing with Others

          All dealings between staff acting for the Company and public officials and other persons must be conducted in a manner that will not compromise the integrity or question the reputation of any public official or other person, the staff member or the Company.

5.   Conflicts of Interest

          The Company requires that staff members avoid all situations in which their personal interests conflict or might appear to conflict with their duties with the Company. Staff members should avoid acquiring any interests in or participating in any activities that would tend to:

          5.1.1 Deprive the Company of the time or attention required to perform their duties properly; or

          5.1.2 Create a distraction that might affect their judgment or ability to act solely in the Company's best interests.

          Staff members are prohibited from using or disclosing any information about Desert Sun or any of its subsidiary or associated companies for personal gain or at the expense of the Company.

          Staff members shall disclose to their supervisors in writing all business, commercial, and financial interests or activities where such an interest or activity might reasonably be regarded as creating an actual or potential conflict with the duties of their employment. Every staff member of the Company who is charged with managerial or supervisory responsibility is required to see that actions taken and decisions made within their jurisdiction are free from the influence of any interest that might reasonably be regarded as conflicting with those of the Company.

6.   Company Property

          The Company's assets are not intended for personal use, and any such use requires written authorization from the President, Vice President, Exploration, or Chief Financial Officer.

          All   transactions   relating  to  the  Company  and  its  assets  and
     liabilities are to be recorded on a timely basis.

          Desert Sun employees have a collective responsibility to protect the corporation's assets from fraud and theft and ensure records are accurate, timely and complete.

7.   Confidentiality

          Unless already published or in the public domain, all confidential information including, but not limited to, records, reports, papers, plans and other information of Desert Sun and all subsidiary and affiliated companies, is to be regarded as confidential. Staff members are prohibited, either during or after termination of employment, from revealing such information without proper authorization.

          Inside information obtained as a result of the individuals' employment shall not be removed, disclosed to others nor used for personal financial gain.

8.   Work Environment

          The Company must provide conditions of employment and management practices that will earn and support superior performance by its staff members. Each individual's contribution must be respected and appropriately rewarded. All staff members must be given every reasonable opportunity to grow to the full extent of their abilities.

          Staff members are expected to support and promote the Company policy of providing a work environment in which individuals are treated with respect, provided with equality of opportunity based on merit and kept free of all forms of discrimination. Discrimination will not be tolerated at any level in the Company or in any element of the employment relationship. This includes areas such as recruitment, promotion, training, salary, benefits and terminations. Staff members are to be treated as individuals and given opportunities based on merit and abilities.

          Differences such as age, race, sex, colour, religion, political belief, marital or family status and physical limitations are to be respected. Staff members can expect to have their dignity honoured and their rights protected. Staff members are entitled to freedom from sexual and all other forms of personal harassment and are expected to sustain an environment that encourages personal respect.

          In recognition of our international presence, we respect the cultures and customs of the places where we operate without compromising consistent ethical standards.

                                    EXHIBIT B
                                YAMANA GOLD INC.

     This information contained in this Exhibit B has been prepared by management of Yamana Gold Inc. and contains information in respect of the business and affairs of Yamana, RNC and Minerales Occidente S.A. Information provided by Yamana is the sole responsibility of Yamana and Desert Sun does not assume any responsibility for the accuracy or completeness of such information.


                       DOCUMENTS INCORPORATED BY REFERENCE

     Information has been incorporated by reference in this Proxy Circular from documents filed with the various securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Yamana at 150 York Street, Suite 1902, Toronto, Ontario, M5H 3S5, telephone
(416) 815-0220. These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval, which can be accessed online at www.sedar.com. For the purposes of the Province of Quebec, this Proxy Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Chief Financial Officer of Yamana at the above mentioned address and telephone number.

     The following documents, filed by Yamana with the securities commissions or similar regulatory authorities in each of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this Proxy Circular:

     (a) the renewal annual information form (the "Yamana AIF") of Yamana dated March 28, 2005 for the financial year ended December 31, 2004;

     (b) the information disclosed under the section entitled "The Corporation -- Overview of Business and Recent Developments -- Chapada Project -- Chapada Technical Report" contained in the short form prospectus of the Corporation dated November 2, 2004 (contained at pages 9 and 10 of the Corporation's short form prospectus dated November 2, 2004);

     (c) the material change report of Yamana dated November 23, 2004 relating to the final feasibility study for the Sao Francisco property;

     (d) the audited comparative consolidated financial statements of Yamana as at December 31, 2004 and February 29, 2004 and for the ten month period ended December 31, 2004, and the years ended February 29, 2004 and February 28, 2003, together with the notes thereto and the auditors' report thereon and the management's discussion and analysis in respect thereof;

     (e) the unaudited interim comparative consolidated financial statements of Yamana as at September 30, 2005, and for the nine months then ended, with comparatives for the ten-month period ended December 31, 2004, together with the notes thereto and management's discussion and analysis in respect thereof;

     (f) the management information circular dated March 15, 2005 prepared in connection with the annual meeting of shareholders of the Corporation held on May 3, 2005;

     (g) the material change report of Yamana dated May 12, 2005 relating to the feasibility report results for the Sao Vicente property. See "Recent Developments";

     (h) the material change report of Yamana dated June 24, 2005 relating to the amendment of Yamana's July 31, 2008 listed common share purchase warrants. See "Recent Developments";

     (i) the management information circular dated June 28, 2005 prepared in connection with the special meeting of shareholders of Yamana held on July 28, 2005 relating to the amendment of Yamana's July 31, 2008 listed common share purchase warrants;

     (j) the management information circular dated June 28, 2005 prepared in connection with the meeting of warrantholders held on July 28, 2005 relating to the amendment of Yamana's July 31, 2008 listed common share purchase warrants;

     (k) material change report of Yamana dated December 9, 2005 prepared in connection with the announcement of transactions that provide for Yamana to acquire RNC Gold Inc. and 100% of the San Andres Mine in Honduras which is currently subject to a purchase agreement with RNC Gold Inc.;

     (l) business acquisition report in the form of a management information circular of RNC Gold Inc. ("RNC") dated as of December 31, 2005 (the "RNC Proxy Circular"), filed in connection with the significant acquisition by Yamana of RNC;

     (m) material change report dated February 28, 2006 relating to the execution of the Arrangement Agreement; and

     (n) the Arrangement Agreement between Yamana, Yamana Subco and Desert Sun in respect of the Arrangement dated February 22, 2006.

     Annual information forms, interim financial statements, annual financial statements, management's discussion and analysis, management information circulars and material change reports (excluding confidential material change reports) all as filed by Yamana with the various securities commissions or similar regulatory authorities in Canada after the date of this Proxy Circular and prior to the Desert Sun Shareholders Meeting shall be deemed to be incorporated by reference in this Proxy Circular.

     Any statement contained in this Proxy Circular or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this Proxy Circular, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Circular. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.


                                 THE CORPORATION

INCORPORATION

     Yamana was continued under the CBCA by Articles of Continuance dated February 7, 1995. On July 30, 2003, pursuant to Articles of Amendment, the name of Yamana was changed from Yamana Resources Inc. to Yamana Gold Inc. On August 12, 2003, the authorized capital of Yamana was altered by consolidating all of the then issued and outstanding Yamana shares on the basis of one new common share for 27.86 then existing common shares.

     Yamana's head office is located at 150 York Street, Suite 1902, Toronto, Ontario, M5H 3S5 and its registered office is located at 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario, M5H 3C2.

PRINCIPAL SUBSIDIARIES

     The following chart illustrates the principal subsidiaries of Yamana (collectively, the "Subsidiaries"), together with the jurisdiction of incorporation of each company and the percentage of voting securities beneficially owned or over which control or direction is exercised by Yamana:

                                    [GRAPHIC]

-----------
Note:

(1) Balance of 40% is held in escrow pursuant to an escrow agreement dated April 5, 2004 to be transferred to RNC (Panama) Limited in the event that the mine is constructed and put into production by February 2007.

     As used in this Proxy Circular, except as otherwise required by the context, reference to the "Yamana" means, collectively, Yamana Gold Inc. and the Subsidiaries.


OVERVIEW OF BUSINESS

     Yamana is engaged in the operation, development, exploration and acquisition of mineral properties in Brazil, and Central America. Yamana is an intermediate gold producer with a previously stated objective to achieve sustainable production of 750,000 ounces of annual gold production by 2008 in addition to copper production from the Chapada copper-gold property. As a result of the completion of the Arrangement, Yamana will strengthen its position as an intermediate gold producer and now expects to exceed its strategic goal of producing 750,000 ounces of gold by 2008 with projected production in that year now targeted to exceed 800,000 ounces. Upon the completion of the Arrangement, Yamana will have added a producing mine, the Jacobina mine in Brazil, to its existing mineral projects. In addition, Yamana will own the prospective exploration ground surrounding Desert Sun's Jacobina mine and, in particular, the Morro do Vento and Canaveiras projects.

     Yamana currently operates the Fazenda Brasileiro gold mine in Bahia State, Brazil, the Fazenda Nova gold mine in Goias State, Brazil and the Sao Francisco gold mine in Mato Grosso State, Brazil. At Sao Francisco, the open pit pre-strip is complete and the mining of ore commenced in December 2005. Ore is being loaded onto the heap leach pads and it is expected that 800,000 tonnes of ore will be stacked by the end of February 2006. The primary, secondary and tertiary crushing circuits as well as the gravity processing circuit are operational. The gravity heap leach project is expected to be fully operational before the end of the first quarter of 2006. Yamana is constructing its Chapada copper-gold mine in Goias State and expects to commence mining operations at Chapada by the end of 2006. Yamana also holds the feasibility study stage Sao Vicente gold property in Mato Grosso, the pre-feasability study stage C-1 Santa Luz project in Bahia and the late exploration stage project Ernesto in addition to significant exploration land packages in the Santa Elina and Itapicuru gold belts. Pursuant to its acquisition of RNC Gold Inc., Yamana added two producing mines, La Libertad in Nicaragua and San Andres in Honduras, to its existing mineral projects. It also owns 60% of the Cerro Quema project in Panama, a development stage property, and the exploration ground surrounding the Bonanza mine in Nicaragua, with a two-year option to purchase the Bonanza mine.

     An operating licence from the Brazilian Departmento Nacional da Producao Mineral (the "DNPM") is required to operate a mine in Brazil. An operating licence will only be issued by the DNPM after construction of a mine is completed. However, the DNPM grants temporary operating licences during the period in which an application for an operating licence is pending. Yamana operates under ordinary course licences and the formal operating licence for Sao Francisco, which has only recently been completed, is pending. Yamana has started operations at Sao Francisco and is in the normal start up phase of a mine.

     On February 28, 2006, Yamana sold its interests in certain exploration gold properties in the eastern part of Santa Cruz Province in the Patagonia region of Argentina through the sale of its wholly-owned Argentina subsidiary, Recursos Yamana S.A.

     Yamana is actively pursuing growth opportunities involving the acquisition of mineral exploration, development or production assets through the acquisition of such interests directly or by way of acquisitions of other mining companies with such assets. Yamana is currently engaged in discussions with respect to such opportunities. At any given time, discussions and activities can be in process on a number of different initiatives, each at different stages of evaluation and negotiation. Other than the Combination with Desert Sun, Yamana currently does not have any binding agreements or commitments to enter into any such transaction. There is no assurance that any potential transaction will be successfully completed.


RECENT DEVELOPMENTS

     ACQUISITION OF RNC GOLD INC.

     On February 28, 2006, Yamana completed a plan of arrangement with RNC, pursuant to which it acquired all of the outstanding shares of RNC. Pursuant to the terms of the acquisition, Yamana issued 0.12 of a Yamana Share in exchange for each outstanding common share of RNC. In connection with the acquisition of RNC, Yamana entered into a senior secured credit facility agreement dated as of December 4, 2005 with RNC extending a loan of approximately US$18.9 million in order to facilitate RNC's purchase of a 75% interest in the San Andres gold mine in Honduras. Yamana exercised RNC's option to purchase the remaining 25% interest in the San Andres mine for consideration equal to US$4 million which was paid through the issuance of 872,093 Yamana Shares.

     As a result of the acquisition of RNC, Yamana acquired two producing mines, La Libertad in Nicaragua and San Andres in Honduras, to add to its existing mineral projects. Yamana also acquired prospective exploration ground surrounding RNC's Hemco mine in Nicaragua, with a two-year option to purchase the Hemco mine. The completion of the RNC acquisition has strengthened Yamana's position as an intermediate gold producer and has moved Yamana closer to accomplishing its strategic goal of producing 750,000 ounces of gold by 2008.


     SAO VICENTE FEASIBILITY STUDY

     In May 2005, Yamana announced the results of a positive feasibility study (the "Feasibility Study") completed in respect of its Sao Vicente gold project in Mato Grosso State, Brazil, prepared by Minerconsult Engenharia Ltda, incorporating specific data supplied by Independent Mining Consultants, Inc., Kappes, Cassiday Associates and Metago. The Feasibility Study is summarized in a technical report on the Sao Vicente Gold Project, Mato Grosso State, Brazil, dated as of June 16, 2005 (the "Technical Report"), prepared for Yamana by Michael G. Hester, Vice President and Principal Mining Engineer of Independent Mining Consultants, Inc. and by Ivan C. Machode, P.Eng., Principal of TechoMine Services LLC, each of whom is a qualified person as defined in NI 43-101. The Feasibility Study is an update to the prior preliminary feasibility study completed by Watts, Griffis and McOuat Limited in July 2003, which was completed based on prior data collected before the current exploration efforts of Yamana at Sao Vicente. The results of the Feasibility Study confirm an increase in mineral reserves at Sao Vicente of 26%, with an increase in forecast gold production of 25% to 174,380 ounces. The initial plan for Sao Vicente contemplated treating Sao Vicente and Sao Francisco on a combined basis; however, the results of the Feasibility Study support Yamana later conclusion that Sao Vicente can be constructed as a stand alone project. Based on positive results to date from continuing exploration at Sao Vicente, Yamana has decided to defer a formal construction decision pending further exploration results and further feasibility evaluation to optimize the project.


     NEWLY DISCOVERED AREA AT FAZENDA BRASILEIRO MINE

     In early June 2005, Yamana announced the discovery of a new mineralized zone within the Fazenda Brasileiro mine in Bahia State, Brazil. Results for the first seven of 22 drill holes were provided and all seven holes hit high grade intercepts starting at 48 metres depth and located generally within 50 metres of existing mine workings. This C-Quartz discovery cross cuts the mine sequence and represents an entirely new target type for the mine. The C-Quartz structure is currently being explored with a two-phase drilling program. Although initial results have been encouraging, there is currently not enough data to support a mineral reserve or mineral resource estimate at C Quartz, and Yamana cannot ensure that this discovery will result in additional reserves or resources at Fazenda Brasileiro.

     EXPLORATION UPDATE

     Yamana's exploration efforts in Brazil include: (i) further drilling at Ernesto, a property located approximately 65 kilometres south of the Sao Francisco project, after an initial mineral resource estimate was determined (measured and indicated mineral resources of 845,566 tonnes at an average grade of 8.07 grams of gold per tonne and an inferred mineral resource of 510,646 tonnes at a grade of 5.98 grams of gold per tonne); and (ii) further drilling and bulk sampling at Sao Vicente Deep South and at C-1 Santa Luz. Ernesto and Sao Vicente Deep South are high priority targets on Yamana's 750,000 hectares of mineral claims on the Santa Elina Gold Belt. C-1 Santa Luz is one of eight priority targets on Yamana's 150,000 hectares of mineral claims on the Rio Itapicuru Greenstone Belt. These projects are subject to completion of either feasibility studies or favourable construction decisions. Development of these projects is anticipated to be sequential, however, whether or not they are developed, or are developed in sequence, will depend on results from continuing exploration efforts and scoping and feasibility studies. Current internal estimates and completed scoping studies suggest that these projects could contribute in excess of an additional 225,000 ounces of gold production beginning late 2007 or early 2008. However, there is no assurance that all or any of them will be developed nor that they will be developed within the periods contemplated herein.


     LOAN UPDATE

     On April 29, 2005, Yamana drew down under its previously announced $100 million loan facility and the lender advanced the funds. Upon drawdown, the funds were deposited in escrow for the benefit of Yamana pending perfection and registration of security interests and receipt of certain authorizations, approvals and opinions relating to the perfection and registration of such security interests. The period for perfection and registration of security interests varied depending on the collateral class and registration process. To accommodate the applicable registration process, Yamana and the lender under the facility provided for a two-staged release from escrow. On August 8, 2005, the first $70 million was released to Yamana and the remaining $30 million was released on October 7, 2005.

     The loan is governed by an amended and restated trust indenture between Yamana and BNY Trust Company of Canada dated as of April 19, 2005 as supplemented and amended.


     WARRANT TRANSACTION

     As of July 29, 2005, Yamana effected an amendment of the terms of its 40,567,656 listed common share purchase warrants (the "Yamana Listed Warrants") in order to encourage the early exercise of the Yamana Listed Warrants, each of which was exercisable to purchase one Yamana Share at a price of Cdn.$1.50 until July 31, 2008. A total of 39,866,635 Yamana Listed Warrants were exercised during a 30-day voluntary early exercise period expiring on August 29, 2005 at a rate of 1.0356 Common Shares for each Warrant exercised at the exercise price of Cdn.$1.50. An aggregate of 41,285,875 Yamana Shares were issued pursuant to the early exercise of the Warrants. Upon the expiry of the voluntary early exercise period, the remaining 701,021 Yamana Listed Warrants were automatically exchanged, without payment of the exercise price or any additional consideration, at a rate of 0.6793 of a Yamana Share for each Warrant exchanged. An aggregate of 476,198 Yamana Shares were issued pursuant to the automatic exchange of Warrants. The net proceeds realized by Yamana in connection with the Warrant transaction were approximately Cdn.$58,000,000.


     APPOINTMENT OF NEW DIRECTORS

     On June 16, 2005, Nigel Lees was appointed as a director of Yamana. Mr. Lees has over 25 years experience in the investment banking industry in Canada and the United Kingdom. He is currently the President of C.N. Lees Investments Limited, a private investment and consulting company, and President and Chief Executive Officer of Sage Gold Inc., a public precious metals exploration company. Mr. Lees is also a director of Patricia Mining Corp. and URSA Major Minerals Incorporated, each of which is a TSX Venture Exchange listed mineral exploration company.

     On August 5, 2005, Dino Titaro was appointed as a director of Yamana. Mr. Titaro is currently the President and Chief Executive Officer of Carpathian Gold Inc., a public mineral exploration company listed on the TSX Venture Exchange. Mr. Titaro is also a director of each of Plata Peru Resources Inc., a TSX Venture Exchange listed company, Richview Resources Inc. and Cogient Corp.

                           CONSOLIDATED CAPITALIZATION

     The following table sets forth Yamana consolidated capitalization as of the dates indicated, adjusted to give effect to the material changes in the share and loan capital of Yamana since December 31, 2004, the date of the most recent audited consolidated financial statements of Yamana, including reflecting consolidated capitalization on an adjusted basis to give effect to the Combination. The table should be read in conjunction with the audited consolidated financial statements of Yamana, including the notes thereto, and management's discussion and analysis incorporated by reference in this Proxy Circular and the unaudited pro forma consolidated financial statements of Yamana, including the notes thereto, attached to this Proxy Circular.

                                 As at December 31, 2004        As at September 30, 2005 After     As at September 30, 2005 After
                                                                 Giving Effect to the Public       Giving Effect to the Desert Sun
                                                                Offering, RNC Acquisition and               Acquisition(5)
                                                                       Other(1)(2)(3)(4)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                          (unaudited)                            (unaudited)

Loan Facility.............                  --                          US$101,480,400(6)                   US$101,480,400
Common Shares.............              US$147,407,000                    US$343,765,000                    US$814,114,000
(Authorized -- unlimited)..          (122,286,716 shares)              (199,078,724 shares)               (261,226,060 shares)
Preference Shares.........                  --                                  --                                 --
(Authorized -- unlimited)..                (Nil)                              (Nil)                              (Nil)
Common Share Purchase                       --                                  --                             (2,150,000)
  Options.................            (6,660,000 options)               (6,383,720 options)                (11,861,818 options)
Common Share Purchase                    US$10,864,000                      US$4,566,000                      US$93,177,000
  Warrants................            (43,434,000 warrants)             (6,644,576 warrants)               (18,621,361 warrants)
Contributed Surplus.......               US$1,775,000                       US$4,558,000                       US$4,558,000
Deferred Stock-Based                           --                               --                                  --
  Compensation............
Retained Earnings.........                 US$263,000                      US$(3,775,000)                     US$(3,775,000)
                                           ----------                      --------------                     --------------
Total Capitalization......              US$160,309,000                     US$450,594,400                   US$1,007,404,400
                                        ==============                     ==============                   ================
-----------
Notes:

(1)  Yamana  completed a public  offering of 26,000,000  common shares for gross proceeds of  $130,000,000  (US$110,900,000)  (net proceeds of  $123,438,000
     (US$105,300,000)) on October 5, 2005.

(2)  As of August 29,  2005,  all of Yamana's  40,567,656  listed  common  share
     purchase   warrants  were  exercised  or  exchanged  for  an  aggregate  of
     41,762,073  common  shares,  for net  proceeds  to Yamana of  approximately
     US$58,000,000 (US$48,250,000).

(3) Yamana completed the RNC Acquisition on February 28, 2006. Figures reflected in the Consolidated Capitalization table concerning the RNC
     Acquisition are as at March 1, 2006, the date of the compilation report on the unaudited pro forma consolidated financial statements of Yamana attached to the Proxy Circular.

(4) In January 2006, 2,000,000 Yamana common shares were issued pursuant to the exercise of options.

(5)  Adjusted to include  Desert Sun's bought deal offering of 16,000,000  units
     (each comprising 1 common share and 0.25 of a warrant) at Cdn$2.50 per unit for gross proceeds of Cdn$40,000,000 (US$30,800,000), (net proceeds of Cdn$37,600,000 (US$28,950,000)) on December 15, 2005.

(6)  Accrued interest of US$2,641,000 not included in balance.

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The following selected financial data for Yamana is based upon, and should be read in conjunction with, the more detailed financial information appearing in the audited comparative consolidated financial statements of Yamana as at and for the ten months ended December 31, 2004, and the fiscal years ended February 29, 2004 and February 28, 2003 together with the auditors' report thereon and the notes thereto and management's discussion and analysis in respect thereof incorporated by reference in this Proxy Circular.

                                                                                   Summary Financial Data
                                                                               (US$000, except where stated)
                                                            Ten months ended            Year ended                Year ended
                                                           December 31, 2004         February 29, 2004         February 28, 2003
                                                           -----------------         -----------------         -----------------
Statements of Operations
Operating revenues...................................            32,298                    19,811                       --
Operating expenses...................................            22,660                    13,508                       --
Operating earnings (loss)............................             9,638                     6,303                       --
Net income (loss)....................................             2,783                     1,008                   (3,392)
Net income (loss) per share --
  Basic ($/share)....................................              0.03                      0.02                    (1.45)
  Diluted ($/share)..................................              0.02                      0.02                    (1.45)
Weighted average number of shares outstanding as of              00,036                    43,674                     2,347
  the end of the period (thousands)..................
Balance Sheet
Total assets.........................................            77,106                    93,948                     6,621
Shareholders' equity.................................            60,309                    81,261                     3,770
Capital stock........................................            47,407                    74,427                     3,516

     The following selected financial data for Yamana is based upon, and should be read in conjunction with, the more detailed financial information appearing in the unaudited consolidated financial statements of Yamana for the nine-month period ended September 30, 2005, the ten-month period ended September 30, 2004 and the ten-month period ended December 31, 2004 and the notes thereto and management's discussion and analysis in respect thereof incorporated herein by reference.

                                                                                              Summary Financial Data
                                                                                           (US$000, except where stated)
                                                                                           -----------------------------
                                                                                   Nine months ended           Ten months ended
                                                                                   September 30, 2005         September 30, 2004
                                                                                   ------------------         ------------------
Statements of Operations
Operating revenues..........................................................             29,383                     32,446
Operating expenses..........................................................             25,780                     22,123
Operating earnings (loss)...................................................              3,603                     10,323
Net income (loss)...........................................................            (4,038)                      2,618
Net income (loss) per share --
  Basic ($/share)...........................................................             (0.03)                       0.03
  Diluted ($/share).........................................................             (0.03)                       0.03
Weighted average number of shares outstanding as of the end of the period               129,654                     94,660
  (thousands)...............................................................

                                                                                         As at                      As at
                                                                                   September 30, 2005         December 31, 2004
                                                                                   ------------------         -----------------
Balance Sheet
Total assets................................................................            345,206                    177,106
Shareholders' equity........................................................            210,124                    160,309
Capital stock...............................................................            205,483                    147,407


     The following selected unaudited pro forma financial data for Yamana is based upon, and should be read in conjunction with, the more detailed financial information appearing in the unaudited consolidated pro forma financial statements of Yamana for the ten-month period ended December 31, 2004 and the nine-month period ended September 30, 2005 included elsewhere in this Proxy Circular. The unaudited pro forma consolidated financial statements of Yamana reflect the completion of the Combination as if it had occurred on January 1, 2004 for the purposes of the pro forma consolidated statement of operations, and on September 30, 2005 for the purposes of the pro forma balance sheet. The unaudited pro forma consolidated financial statements include financial information taken from the unaudited financial statements of RNC Gold Inc. and Minerales Occidente S.A. as at September 30, 2005 and for the nine months then ended, and the audited financial statements of the companies for the year ended December 31, 2004, respectively, which statements are incorporated herein by reference, and assume that the acquisition of RNC Gold Inc. and Minerales Occidente S.A. occurred on January 1, 2004 for the purposes of the pro forma consolidated statement of operations, and on September 30, 2005 for the purposes of the pro forma balance sheet. Yamana is currently evaluating Desert Sun's mining operations as part of its transition plan relating to the integration of Desert Sun's operations with Yamana's existing operating mines and projects under construction. The unaudited pro forma consolidated financial statements are not necessarily indicative of the financial position or financial results that would have been achieved had the Arrangement been completed as of the beginning of the periods presented and should not be construed as representative of such amounts for any future dates or periods.

                                                                                         Pro Forma Summary Financial Data
                                                                                           (US$000, except where stated)
                                                                                           -----------------------------
                                                                                   Nine-months ended           Ten-months ended
                                                                                   September 30, 2005          December 31, 2004
                                                                                   ------------------          -----------------
                                                                                       (unaudited)                 (unaudited)
Statements of Operations
Gold sales..................................................................               67,297                   79,900
Operating expenses..........................................................               66,594                   70,027
Mine operating earnings (loss)..............................................                  703                    9,873
Net income (loss)...........................................................             (17,461)                  (5,973)
Net income (loss) per share --
  Basic ($/share)...........................................................               (0.09)                   (0.04)
Shares outstanding as of the end of the period (thousands)..................              187,942                  158,324


                                                                                         As at
                                                                                   September 30, 2005
Balance Sheet
Total assets................................................................            1,181,377
Shareholders' equity........................................................              765,755
Capital stock...............................................................              676,090

                         PRICE RANGE AND TRADING VOLUME

     The Yamana Shares are listed and posted for trading on the TSX under the symbol "YRI" and on the AMEX under the symbol "AUY". The following tables set forth information relating to the quarterly and monthly trading of the common shares on the TSX and the AMEX for the periods indicated.

Period                                                     High       Low         Volume
------                                                     ----       ---         ------
                                                           ($)        ($)
1st Quarter 2004.....................................      4.48       2.75      22,877,022
2nd Quarter 2004.....................................      4.59       2.30      31,666,294
3rd Quarter 2004.....................................      3.40       2.60      21,348,894
4th Quarter 2004.....................................      3.94       3.05      32,559,927
1st Quarter 2005.....................................      4.55       3.33      50,225,940
2nd Quarter 2005.....................................      4.89       3.37      35,151,188
3rd Quarter 2005.....................................      5.60       4.35      44,930,414
4th Quarter 2005.....................................      7.88       4.30      59,700,551
January 2006.........................................      9.86       7.71      49,756,117
February 2006........................................     10.42       8.64      54,349,170


AMEX

Period                                                     High       Low         Volume
------                                                     ----       ---         ------
                                                           ($)        ($)
1st Quarter 2004.....................................      3.39       2.11       9,974,500
2nd Quarter 2004.....................................      3.49       1.65      10,089,500
3rd Quarter 2004.....................................      2.65       1.92      10,669,500
4th Quarter 2004.....................................      3.30       2.51      17,095,600
1st Quarter 2005.....................................      3.78       2.67      25,853,600
2nd Quarter 2005.....................................      3.95       2.68      18,039,300
3rd Quarter 2005.....................................      4.70       3.52      30,919,800
4th Quarter 2005.....................................      6.76       3.65      62,779,200
January 2006.........................................      9.10       7.44      33,112,400
February 2006........................................      8.15       6.61      37,654,700


                                  RISK FACTORS

     The operations of Yamana are speculative due to the high-risk nature of its business, which is the acquisition, financing, exploration, development and operation of mining properties. An investment in Yamana Shares involves significant risks, which should be carefully considered by prospective investors before acquiring Yamana Shares. In addition to information set out elsewhere, or incorporated by reference, in this Proxy Circular, Desert Sun Shareholders should carefully consider the risk factors set out in the Yamana AIF that is incorporated by reference in this Proxy Circular. Such risk factors could materially affect the future operating results of Yamana and could cause actual events to differ materially from those described in forward-looking statements relating to Yamana.

                                   CONSENT OF
                              DELOITTE & TOUCHE LLP

     We have read the Management Proxy Circular of Desert Sun Mining Corp. ("DSM") dated March 1, 2006 relating to the Amalgamation by way of Arrangement and related transactions between DSM, Yamana Gold Inc. ("Yamana") and 6524338 Canada Inc. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

     We consent to the incorporation by reference in the above-mentioned Management Proxy Circular of our report to the shareholders of Yamana on the consolidated balance sheets of Yamana as at December 31, 2004 and February 29, 2004 and the consolidated statements of operations, deficit and cash flows for the ten month period ended December 31, 2004 and the years ended February 29, 2004 and February 28, 2003. Our report is dated March 7, 2005.

Vancouver, British Columbia                      (Signed) DELOITTE & TOUCHE LLP
March 2, 2006                                             Chartered Accountants

                                   CONSENT OF
                           PRICEWATERHOUSECOOPERS LLP

     We have read the Management Proxy Circular of Desert Sun Mining Corp. ("DSM") dated March 1, 2006 relating to the Amalgamation by way of Arrangement and related transactions between DSM, Yamana Gold Inc. ("Yamana") and 6524338 Canada Inc. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

     We consent to the incorporation by reference in the above-mentioned Management Proxy Circular of our report to the shareholders of RNC Gold Inc. ("RNC") on the balance sheets of RNC as at December 31, 2004 and 2003, and the statements of operations, retained earnings (deficit) and cash flows for each of the years in the three year period ended December 31, 2004. Our report is dated as of January 28, 2005.

Toronto, Ontario                             (Signed) PRICEWATERHOUSECOOPERS LLP
March 1, 2006                                              Chartered Accountants

                                   CONSENT OF
                        MOORE STEPHENS BAGGIA Y ASOCIADOS

     We have read the Management Proxy Circular of Desert Sun Mining Corp. ("DSM") dated March 1, 2006 relating to the Amalgamation by way of Arrangement and related transactions between DSM, Yamana Gold Inc. ("Yamana") and 6524338 Canada Inc. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

     We consent to the incorporation by reference in the above-mentioned Management Proxy Circular of our report to the shareholders of Minerales de Occidente, S.A. de C.V. ("Minerales de Occidente") on the balance sheets of Minerales de Occidente as at December 31, 2004 and 2003, and the statements of operations, retained earnings (deficit) and cash flows for each of the years in the three year period ended December 31, 2004. Our reports are dated December 19, 2005, January 28, 2005 and March 3, 2004, respectively. These reports were prepared under US GAAP and re-expressed in US dollars on January 20, 2006.

Tegucigalpa, Honduras                 (Signed) MOORE STEPHENS BAGGIA Y ASOCIADOS
March 1, 2006

                                    EXHIBIT C
SPROTT SECURITIES FAIRNESS OPINION

[GRAPHIC]                         Royal Bank Plaza      Phone:                Participating Organization:
                                  South Tower,          (416) 362-7485        Montreal
                                  Suite 2750            Fax:                  Exchange, Toronto Stock
                                  P.O. Box 63           (416) 943-6496        Exchange,
                                  Toronto, ON M5J 2J2   Toll Free:            TSX Venture Exchange
                                                        (800) 461-2275


February 20, 2006

The Board of Directors of
Desert Sun Mining Corp.
65 Queen Street West
Suite 810 P.O. Box 67
Toronto, Ontario
M5H 2MH

Attention: Mr. Stan Bharti, Chairman

To the Board of Directors:

     Sprott Securities Inc. ("Sprott Securities") understands that Desert Sun Mining Corp. (the "Company") has entered into an arrangement agreement (the "Arrangement Agreement") with Yamana Gold Inc. ("Yamana") and a wholly owned subsidiary of Yamana pursuant to which Yamana proposes to acquire, directly or indirectly, all of the outstanding common shares of the Company not currently owned by Yamana or its affiliates by means of a plan of arrangement (the "Transaction"). Under the terms of the Transaction, holders of Desert Sun common shares will receive stock consideration (the "Consideration") consisting of 0.60 Yamana common shares per Desert Sun common share. The terms and conditions of the Transaction are more fully set forth in the Arrangement Agreement.

     Sprott Securities has been asked by the board of directors of the Company (the "Board") to provide advice and assistance to the Board, including the delivery to the Board as to the fairness of the Transaction, from a financial point of view, to the holders of the Company's common shares (the "Fairness Opinion"). Sprott Securities has been advised by the Company that the Transaction is governed by the minority shareholder approval requirements of Ontario Securities Commission Rule 61-501 "Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions" or section 190 of the Business Corporations Act (Canada) and is a "Subject Transaction" pursuant to By-Law
29.14 of the Investment Dealers Association of Canada.


SPROTT'S SECURITIES ENGAGEMENT, BACKGROUND AND ASSIGNMENT

     On January 26th, Sprott Securities was contacted by the Board and asked to submit a proposal for acting as the advisor to the Board whereby Sprott Securities would provide advice and assistance to the Board as the Board may from time-to-time request in evaluating and negotiating the proposed Transaction, and if requested, provide a Fairness Opinion. Sprott Securities was formally engaged by the Board to act as the financial and strategic advisor to the Board pursuant to a letter agreement dated January 27, 2006 (the "Engagement Letter"). The terms of the engagement agreement provide that Sprott Securities is to be paid an advisory fee by the Company equal to a 0.5% of the value of Desert Sun Mining in the Transaction. In addition, Sprott Securities is to be reimbursed for its reasonable expenses and is to be indemnified by the Company in certain circumstances.

     Under the  Engagement  Letter,  among  other  advice and  services,  Sprott
Securities is to assist the Company in evaluating the Transaction and to determine whether the Transaction if fair, from a financial point of view, to the Desert Sun shareholders.

     Sprott Securities has been working with the Company with regard to various mandates since July 2003. Sprott Securities has previously acted as agent and as an underwriter on the following transactions:

     -    July 2003 -- $5 million bought deal financing (Units)

     -    September 2003 -- $11.2 million bought deal financing (Common Shares)

     -    November 2003 -- $20 million bought deal financing (Units)

     -    October 2004 -- $20 million bought deal financing (Units)

     -    March 2005 -- $25 million bought deal financing (Units)

     -    December 2005 -- $40 million bought deal financing (Units)


CREDENTIALS OF SPROTT SECURITIES

     Sprott Securities is a licensed and registered investment dealer that provides investment research and corporate finance advice and services, and engages in securities trading and investment banking activities. Sprott Securities is not controlled by a commercial bank or financial institution and Sprott Securities is not in the business of providing accounting, auditing, legal, tax, regulatory or actuarial services. The Fairness Opinion expressed herein represents the opinion of Sprott Securities. The form and content of the Fairness Opinion have been approved for release by the Executive Committee of Sprott Securities, the members of which have experience with advising with regard to mergers, acquisitions, divestitures, valuations, fairness opinions and other capital markets matters.


SCOPE OF REVIEW

     In connection with the Fairness Opinion, Sprott Securities has reviewed and relied upon, among other things, the following:

1. a draft version of the Support Agreement dated February 19, 2006 to be entered into between Yamana and certain shareholders of the Company;

2. a draft version of the Arrangement Agreement dated February 19, 2006 to be entered into between Yamana and the Company;

3. all public filings submitted by the Company to securities commissions or similar regulatory authorities in Canada which are available on the System for Electronic Document Analysis and Retrieval ("SEDAR"), including annual reports, management information circulars, annual information forms, prospectuses, directors' circulars and interim financial statements;

4. publicly available information relating to the business, operations, financial performance and stock trading history of the Company and other selected reporting issuers (or their equivalent) operating in Canada or the United States considered by Sprott Securities to be relevant;

5.   all press releases issued by the Company through commercial newswires;

6. certain internal financial and operating data concerning the Company including recent financial forecasts that were internally prepared by the Company;

7. selected investment research reports, articles or publications relating to the financial services sector of the Canadian and United States equity capital markets;

8. secondary market trading prices and valuation multiples for the Company and compared those against certain publicly-traded companies that Sprott Securities considered to be relevant;

9. the financial terms, to the extent they are publicly available, of certain transactions of a nature comparable to the Transaction which Sprott Securities considered to be relevant;

10. other industry and financial market information as Sprott Securities considered necessary or appropriate under the circumstances;

11. meetings and discussions Sprott Securities held with selected members of the Company's management and members of the Board where the proposed
     Transaction was discussed as well as the past and current business operations of the Company, the financial condition and expected future prospects and operations of the Company, and certain other matters Sprott Securities believed necessary or appropriate for the purpose of rendering this Fairness Opinion; and

12. meetings and discussions Sprott Securities held with selected members of the Yamana's management where the proposed Transaction was discussed as well as the past and current business operations of Yamana, its financial condition and expected future prospects and operations, and certain other matters Sprott Securities believed necessary or appropriate for the purpose of rendering this Fairness Opinion.

     Sprott  Securities  has  also  participated  in  certain   discussions  and
negotiations among representatives of the Company and Yamana and their financial advisors.

     Sprott Securities has not, to the best of its knowledge, been denied access by the Company to any information requested by Sprott Securities.

     This fairness opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Dealers Association of Canada but the Association has not been involved in the preparation or review of this fairness opinion.


ASSUMPTIONS AND LIMITATIONS

     With the approval of the Board and as is provided for in the Engagement Letter, Sprott Securities has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions and representations obtained by it from publicly-available sources, the Board and from the Company's officers and directors (collectively, the "Information"). With respect to the financial forecasts provided by the Company, Sprott Securities has assumed and relied that they have been reasonably prepared on bases reflecting the best currently available estimates and judgements of the future financial performance of the Company. The Fairness Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgement and except as expressly described herein, Sprott Securities has not attempted to independently verify or investigate the completeness, accuracy or fair presentation of any of the Information. In addition, Sprott Securities has assumed that the Transaction will be consummated in accordance with the terms set forth in the draft Support Agreement without any waiver, amendment or delay of any terms or conditions.

     The Company has represented to Sprott Securities in a certificate delivered as of the date of this Fairness Opinion, among other things, that

     (a) The information, data and other material (financial and otherwise) provided orally by, or in the presence of, an officer of the Company or in writing by the Company or their respective agents to Sprott Securities relating to the Company or the Transaction for the purpose of preparing this Fairness Opinion was, at the date such information was provided to Sprott Securities, and is, complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of the Company or the Transaction and did not and does not omit to state a material fact in respect of the Company or the Transaction necessary to make such information not misleading in light of the circumstances under which it was made or provided;

     (b) since the dates on which information was provided to Sprott Securities by the Company, except as disclosed in writing to Sprott Securities or in a public filing with securities regulatory authorities, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries and no material change has occurred which would have or which would reasonably be expected to have a material effect on this Fairness Opinion;

     (c) to the best of the Company's knowledge, information and belief after due inquiry, there are no independent appraisals or valuations or material non-independent appraisals or valuations relating to the Company or any of its subsidiaries or any of their respective material assets or liabilities which have been prepared as of a date within the two years preceding the date hereof and which have not been provided to Sprott Securities; and

     (d) since the dates on which information was provided to Sprott Securities by the Company, no material transaction has been entered into by the Company or any of its subsidiaries or contemplated by the Company or any of its affiliates except for transactions that have been disclosed to Sprott Securities or generally disclosed.

     This Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company and its subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to Sprott Securities in discussions with management of the Company. In its analyses and in preparing this Fairness Opinion, Sprott Securities has made numerous assumptions with respect to expected industry performance, general business and economic conditions and other matters, many of which are beyond the control of Sprott Securities or any party involved in the Transaction. Sprott Securities believes these assumptions are reasonable under the current circumstances; however, actual future results may demonstrate that certain assumptions were incorrect.

     Sprott  Securities is an investment  dealer and financial  advisor only and has relied upon, without independent verification or investigation, the assessment of the Company with respect to legal, tax, regulatory and actuarial matters. Sprott Securities has not made any independent valuation or appraisal of any specific assets or liabilities of the Company.

     This Fairness Opinion has been provided for the exclusive use of the Board in connection with the Transaction. This Fairness Opinion may not be used by any person or relied upon by any other person other than the Board of Directors and may not be used or relied upon by the Board for any purpose other than the purpose hereinbefore stated, without the express prior written consent of Sprott Securities. Under the terms of its engagement, Sprott Securities has consented to the reference to Sprott Securities and the description of, reference to and reproduction of this Fairness Opinion in any management information circular or other disclosure document(s) prepared in connection with the Transaction for filing with regulatory authorities or delivery to the Company's shareholders.

     This Fairness Opinion is limited to the fairness, from a financial point of view, to the shareholders of the Company and Sprott Securities expresses no opinion as to any alternative transaction. Sprott Securities expresses no opinion as to the fairness of the Transaction relative to the consideration offered under any proposed alternative transaction. The Fairness Opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender to the Transaction or how such shareholder should vote should vote with respect to the Transaction should the Transaction or any other matter come to a vote of the Company's shareholders. In addition, pursuant to the Engagement Letter, Sprott Securities has not been asked to address, and this Fairness Opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, any creditors or any other constituencies of the Company, other than the holders of the Company's common shares.

     Sprott Securities believes that this Fairness Opinion must be considered and reviewed as a whole and that selecting portions of the stated analyses or factors considered by Sprott Securities, without considering all the stated analyses and factors together, could create a misleading view of the process underlying or the scope of the Fairness Opinion. The preparation of a fairness opinion of this nature is a complex process and is not necessarily amenable to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

     The Fairness Opinion is given as of the date hereof, and Sprott Securities disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to Sprott Securities' attention after the date hereof. Without limiting the foregoing, in the event that there is any material change (as defined in the Securities Act (Ontario)) in the Company or any change in any material fact (as defined in the Securities Act (Ontario)) affecting the Fairness Opinion after the date hereof, Sprott Securities reserves the right to change, modify or withdraw the Fairness Opinion.


FAIRNESS CONSIDERATIONS

     The assessment of fairness, from a financial point of view, must be determined in the context of the particular transaction. In its assessment, Sprott Securities looked at several techniques and used a blended approach to determine its opinion on the Transaction. Sprott Securities based its Fairness Opinion upon a number of quantitative and qualitative factors including, but not limited to:

1. the trading metrics of selected publicly-traded, comparable companies in Canada and the United States;

2.   the historical trading range for the Company's common shares;

3. the form of consideration that the shareholders of the Company are expected to receive from Yamana as described in the Support Agreement;

4. the qualitative and quantitative assessments and determinations made by Sprott Securities regarding the present value of the Company's expected future operating results including an assessment of the expected values to be realized by the Company's shareholders as well as an assessment of the sensitivity of the variables considered to the general results determined by Sprott Securities' analyses;

5. the historical acquisitions recently completed and pending in the industry and comparative valuation metrics; and

6. the likelihood and probability of the Company finding a higher or better offer for its common shares in the context of the Company's current and expected situation while also considering the current and expected market for the equity capital of organizations in the mining industry.

     Sprott Securities did not, in considering the fairness of the Transaction from a financial point of view, assess any income tax consequences that any particular shareholder may face as a result of the Transaction.


FAIRNESS OPINION

     Based on and subject to the foregoing, Sprott Securities is of the opinion that, as at the date hereof, the consideration to be offered to the holders of the Company's common shares pursuant to the Transaction, is fair, from a financial point of view, to shareholders of Desert Sun.

Yours very truly,

SPROTT SECURITIES INC.

(Signed) SPROTT SECURITIES INC.

                                    EXHIBIT D
                              GMP FAIRNESS OPINION


          [GRAPHIC]
                                                            GMP Securities L.P.
                                               145 King Street West, Suite 1100
                                                       Toronto, Ontario M5H 1J8
                                      Tel: (416) 367-8600   Fax: (416) 943-6160
                                                           www.gmpsecurities.com


February 20, 2006


The Special Committee of the Board of Directors
Desert Sun Mining Corp.
65 Queen Street West, Suite 810
Toronto, Ontario, M5H 2M5

To the Special Committee of the Board of Directors:

     GMP Securities L.P. ("GMP") understands that Desert Sun Mining Corp. ("Desert Sun" or the "Corporation") and Yamana Gold Inc. ("Yamana") are proposing a business combination by way of a plan of arrangement whereby Desert Sun shareholders will receive 0.6 of a common share of Yamana in exchange for each common share of Desert Sun (the "Arrangement").

     The special committee of the Board of Directors of Desert Sun (the "Special Committee") has requested GMP's fairness opinion (the "GMP Fairness Opinion") with respect to the fairness of the Arrangement, from a financial point of view, to the shareholders of Desert Sun (the "Desert Sun Shareholders"). The GMP
Fairness Opinion is provided pursuant to GMP's engagement by Desert Sun to provide financial advice to the Special Committee of Desert Sun under a letter agreement dated February 14, 2006 (the "Engagement").


GMP ENGAGEMENT

     Under the Engagement, among other advice and services, GMP is to assist the Special Committee in evaluating the Arrangement and to determine whether the Arrangement is fair, from a financial point of view, to the Desert Sun Shareholders.

     Subject to the terms of the Engagement, GMP consents to the inclusion of the GMP Fairness Opinion, with a summary thereof in a form acceptable to GMP, in a management information circular to be sent to Desert Sun Shareholders in connection with the Arrangement and the filing thereof by Desert Sun with the applicable securities regulatory authorities.


RELATIONSHIPS WITH INTERESTED PARTIES

     GMP has previously acted as an underwriter to Desert Sun. The most recent financing for which GMP acted for Desert Sun was in December 2005, in which GMP was a syndicate member in a unit offering which raised gross proceeds of $40 million. GMP has also been a syndicate member in three other offerings of units or common shares prior to December 2005, which raised total gross proceeds of $51.2 million.

     GMP is not an insider, associate or affiliate (as such terms are defined under applicable securities legislation) of Desert Sun or Yamana or any of their affiliates or associates. The fees payable to GMP by Desert Sun arising from the Engagement are not contingent upon the successful completion of the Arrangement or the conclusions reached by GMP herein. There are no understandings, agreements or commitments between GMP and Desert Sun, Yamana or any of their respective affiliates or associates with respect to any future business dealings. However, GMP may in the future, in the ordinary course of business, seek to perform financial advisory or investment banking services for any one or more of them from time to time.

     GMP acts as a trader and investment dealer, both as principal and agent, in all major Canadian financial markets and, accordingly, GMP and its clients may have, or may in the future have, long or short positions in securities of Desert Sun, Yamana or their respective affiliates or associates and, from time to time, GMP may have executed or may execute transactions on behalf of Desert Sun or Yamana or on behalf of other clients for which it receives compensation. As an investment dealer, GMP conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including matters involving an investment in Desert Sun or Yamana.


CREDENTIALS OF GMP SECURITIES L.P.

     GMP is a wholly-owned subsidiary of GMP Capital Trust which is a publicly traded income trust listed on the Toronto Stock Exchange. GMP has offices in Toronto, Calgary and Montreal, Canada and Geneva, Switzerland. GMP is one of the largest independent Canadian investment banking firms involved in corporate finance, mergers & acquisitions, equity sales and trading and investment research. As part of our investment banking activities, we are regularly engaged in the valuation of securities in connection with mergers and acquisitions, public offerings and private placements of listed and unlisted securities and regularly engage in market making, underwriting and secondary trading of securities in connection with a variety of transactions. GMP is not in the business of providing auditing services and is not controlled by a financial institution.


SCOPE OF REVIEW

     In connection with the GMP Fairness Opinion, GMP has reviewed and relied upon, among other things, the following:

1. internal mineral resource, production and capital estimates, mine plans and operating and financial projections of the Corporation and Yamana;

2. audited financial statements of the Corporation and Yamana for the fiscal years ended December 31, 2003 and December 31, 2004;

3. unaudited interim financial statements of the Corporation and Yamana for the three months ended March 31, 2005, for the six months ended June 30, 2005 and for the nine months ended September 30, 2005;

4. published research and industry reports for the Corporation and Yamana and for the worldwide metals and mining industry;

5.   public  information  relating  to  the  business,   operations,   financial
     performance and stock trading history of the Corporation and Yamana and other selected public companies considered by GMP to be relevant;

6.   press releases issued by the Corporation and Yamana;

7. public filings submitted by the Corporation and Yamana to securities commissions or similar regulatory authorities and stock exchanges in Canada;

8. public information with respect to other transactions considered by GMP to be relevant;

9.   discussions with senior officers and directors of Yamana and Desert Sun;

10. a draft copy of the arrangement agreement between Desert Sun, Yamana and 6524338 Canada Inc. with respect to the Arrangement;

11. a representation certificate as to certain factual matters dated as of February 20, 2006, provided by senior management of Desert Sun and addressed to us; and

12.  such  other   corporate,   industry  and  financial   market   information,
     investigations and analyses as GMP considered necessary or appropriate in the circumstances.

     GMP has not, to the best of its knowledge, been denied access by the Corporation to any information requested. GMP did not meet with the auditors of the Corporation or Yamana and has assumed the accuracy and fair presentation of the audited consolidated financial statements of the Corporation and Yamana and the reports of the auditors thereon and of the unaudited interim financial statements of the Corporation and Yamana referred to above.


APPROACH TO ANALYSIS

     In connection with the GMP Fairness Opinion, GMP has performed a variety of financial and comparative analyses, including those described below. In arriving at the GMP Fairness Opinion, GMP has attributed greater weight to certain analyses and factors that it deemed appropriate based on GMP's experience in rendering such opinions. Specifically, GMP has attributed more weight to the historical trading and net asset value analyses as GMP considers those methodologies to provide a more reliable comparison of relative values than the precedent transactions and comparable trading multiples analyses.

     GMP considered, among other factors, the following items and methodologies, both relative to the Corporation and Yamana and to their peer group:

     i)   historical trading analyses;

     ii)  net asset value analysis; and

     iii) precedent transaction and trading multiple analyses.


i)   Historical Trading Analyses

     GMP reviewed historical trading price ranges of the Corporation's and Yamana's common shares both from a simple price perspective (intraday and closing prices) and from a volume weighted average price perspective. GMP also reviewed premiums paid over historical trading prices in other comparable transactions.


ii)  Net Asset Value ("NAV") Analysis

     The net asset value analysis assesses the value of the Corporation's and Yamana's assets less any liabilities. In order to determine the values of the assets, GMP used a discounted cash flow ("DCF") approach for those assets in production and applied a value to the resources that are outside of the mine's production profile in line with market comparables. The DCF approach considers the present value of the future cash flows generated by a mine, which takes into account the timing and relative certainty of projected cash flows and requires that certain assumptions be made regarding, among other things, production rate, capital costs, operating costs, gold prices, discount rates and terminal values. Once the total value of the assets was determined, the Corporation's or Yamana's (as applicable) liabilities were then subtracted to determine the NAV.

     An appropriate discount rate was selected based on GMP's experience in valuing gold mining companies. The discount rate reflects the risk associated with the projected cash flows and incorporates factors including, but not limited to, the risk-free rate, risks associated with mining, as well as non-mining risks such as country risk.

     To complete the DCF analysis, GMP did not rely on any single series of projected cash flows but performed a variety of sensitivity analyses. Variables sensitized included, but were not limited to, discount rates, gold prices, and operating costs.


iii) Precedent Transactions and Trading Multiple Analyses

     GMP reviewed publicly available information on selected transactions and trading multiples involving other gold mining companies and compared those to the trading multiples of Desert Sun and Yamana, as well as the exchange ratio for the Arrangement. The analysis of those precedent transactions and trading multiples are not purely mathematical but rather involves considerations and judgements concerning, among other things, differences in the comparable transactions and trading multiples, risks associated with each company, past performance, state of the economy and the gold market, and other factors.


ASSUMPTIONS AND LIMITATIONS

     With the Special Committee's approval, GMP has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources, senior management of the Corporation, and their consultants and advisors (collectively, the "Information"). The GMP Fairness Opinion is
conditional upon such completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgement and except as expressly described herein, GMP has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

     Senior officers of the Corporation have represented to GMP in a certificate delivered as of the date hereof, among other things, that (i) the Information provided orally by, or in the presence of, an officer or employee of the Corporation or in writing by the Corporation to GMP relating to the Corporation and the Arrangement for the purpose of preparing this GMP Fairness Opinion was, at the date the Information was provided to GMP, and is, except as has been disclosed in writing to GMP, complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact (as such term is defined in the Securities Act (Ontario) the ("Act")) in respect of the Corporation or the Arrangement, necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided; and (ii) since the dates on which the Information was provided to GMP, except as disclosed in writing to GMP, there has been no material change (as such term is defined in the Act), financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Corporation and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the GMP Fairness Opinion.

     The GMP Fairness Opinion is rendered on the basis of securities and commodities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Corporation and its subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to GMP in discussions with management of the Corporation. In its analyses and in preparing the GMP Fairness Opinion, GMP made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of GMP or any party involved in the Arrangement.

     GMP is acting as financial advisor to the Corporation and will receive a fee from the Corporation for its services, including the delivery of this GMP Fairness Opinion. In addition, the Corporation has agreed to indemnify GMP, its affiliates and their respective officers, directors, employees, partners, agents, advisors and shareholders against certain liabilities that may arise from the Engagement.

     The GMP Fairness Opinion is not, and should not be construed as, a valuation of Desert Sun, Yamana, or any of the assets or securities thereof. Furthermore, the GMP Fairness Opinion is not, and should not be construed as, advice as to the price at which shares of the Corporation or Yamana (before or after completion of the Arrangement) may trade at any future date. This GMP Fairness Opinion is not to be construed as a recommendation to any holder of common shares as to whether to vote in favour of the Arrangement.

     The GMP Fairness Opinion has been provided for the use of the Special Committee of the Corporation and may not be used by any other person or relied upon by any other person other than the Special Committee and the Corporation without the express prior written consent of GMP. The GMP Fairness Opinion is given as of the date hereof and GMP disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the GMP Fairness Opinion that may come or be brought to GMP's attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the GMP Fairness Opinion after the date hereof, GMP reserves the right to change, modify or withdraw the GMP Fairness Opinion.

     GMP believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by GMP, without considering all factors and analyses together, could create a misleading view of the process underlying the GMP Fairness Opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.


CONCLUSION

     Based on and subject to the foregoing, GMP is of the opinion that, as of the date hereof, the Arrangement is fair, from a financial point of view, to the Desert Sun Shareholders.

Yours very truly,

(Signed) GMP SECURITIES L.P.

                                    EXHIBIT E
                               PLAN OF ARRANGEMENT
                            UNDER SECTION 192 OF THE
                        CANADA BUSINESS CORPORATIONS ACT


                                   ARTICLE ONE
                         DEFINITIONS AND INTERPRETATION

Section 1.01  Definitions

     In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

     (a) "affiliate" shall have the meaning ascribed to such term under the CBCA but shall not include Yamana Subco;

     (b)  "Amalgamating   Corporations"   means  Yamana  Subco  and  Desert  Sun
          collectively and "Amalgamating Corporation" means either one of them;

     (c) "Amalgamation" means the amalgamation of the Amalgamating Corporations as contemplated by this Plan of Arrangement;

     (d) "Arrangement" means the arrangement under the provisions of section 192 of the CBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendment or supplement hereto made in accordance with the provisions hereof or at the direction of the Court in the Final Order;

     (e) "Arrangement Agreement" means the arrangement agreement dated as of February 22, 2006 between Yamana, Yamana Subco and Desert Sun, as amended or supplemented prior to the Effective Date, entered into in connection with the Arrangement;

     (f) "Articles of Arrangement" means articles of arrangement in respect of the Arrangement required by the CBCA to be filed with the Director after the Final Order is made;

     (g) "Business Day" means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario;

     (h)  "CBCA" means the Canada Business Corporations Act;

     (i) "Certificate" means the certificate giving effect to the Arrangement endorsed by the Director on the Articles of Arrangement pursuant to subsection 192(7) of the CBCA;

     (j) "Common Shares" means the common shares which the Corporation is authorized to issue and having the rights, privileges, restrictions and conditions set forth in section 4.04 hereof;

     (k)  "Corporation" means the corporation continuing from the Amalgamation;

     (l)  "Court" means the Superior Court of Justice (Ontario);

     (m) "Depositary" means CIBC Mellon Trust Company, being the depositary appointed by Yamana for the purpose of, among other things, exchanging certificates representing Desert Sun Common Shares for Yamana Common Shares in connection with the Arrangement;

     (n) "Desert Sun" means Desert Sun Mining Corp., a corporation existing under the CBCA;

     (o) "Desert Sun Common Shares" means the common shares in the capital of Desert Sun;

     (p) "Desert Sun Meeting" means the annual and special meeting, including any adjournments or postponements thereof, of the holders of Desert Sun Common Shares held, among other things, to consider and, if deemed advisable, approve the Arrangement;

     (q) "Desert Sun Options" means the outstanding options to purchase an aggregate of ? Desert Sun Common Shares issued pursuant to the Desert Sun Share Option Plan and otherwise;

     (r) "Desert Sun Share Option Plan" means the amended share option plan of Desert Sun adopted on April 20, 2005;

     (s) "Desert Sun Warrants" means the outstanding warrants to purchase an aggregate of ? Desert Sun Common Shares;

     (t) "Director" means the director appointed pursuant to section 260 of the CBCA;

     (u) "Dissent Procedures" means the procedures set forth in section 190 of the CBCA required to be taken by a registered holder of Desert Sun Common Shares to exercise the right of dissent in respect of such Desert Sun Common Shares in connection with the Arrangement;

     (v) "Dissenting Shareholders" means the registered holders of Desert Sun Common Shares who dissent in respect of the Arrangement in strict compliance with the Dissent Procedures;

     (w) "Effective Date" means the date set out in the Certificate as being the effective date in respect of the Arrangement;

     (x)  "Effective  Time" means  12:01 a.m.  (Toronto  time) on the  Effective
          Date;

     (y) "Final Order" means the order of the Court pursuant to subsection 192(4) of the CBCA approving the Arrangement, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

     (z) "Former Desert Sun Shareholders" means the holders of Desert Sun Common Shares immediately prior to the Effective Time;

     (aa) "Interim Order" means the interim order of the Court, as such order may be amended, pursuant to subsection 192(4) of the CBCA made in connection with the Arrangement;

     (bb) "Meeting Date" means the date of the Desert Sun Meeting;

     (cc) "Plan of Arrangement" means this plan of arrangement, as amended, modified or supplemented from time to time in accordance herewith and with any order of the Court;

     (dd) "Proxy Circular" means the management information circular prepared by Desert Sun with the assistance of Yamana in respect of the Desert Sun Meeting;

     (ee) "Subject Shares" means the Desert Sun Common Shares held, directly or indirectly, by or for the benefit of Yamana or its affiliates immediately prior to the Effective Time, together with the Desert Sun Common Shares deemed to be transferred to Yamana in subsection 3.01(a) hereof;

     (ff) "Yamana" means Yamana Gold Inc., a corporation existing under the CBCA;

     (gg) "Yamana Common Shares" means the common shares in the capital of Yamana; and

     (hh) "Yamana Subco" means 6524338 Canada Inc., a wholly-owned subsidiary of Yamana existing under the CBCA.

In addition, words and phrases used herein and defined in the CBCA shall have the same meaning herein as in the CBCA unless the context otherwise requires.


Section 1.02  Interpretation Not Affected by Headings

     The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof", "herein", "hereto", "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.


Section 1.03  Number, Gender and Persons

     In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity of any kind or nature whatsoever.


Section 1.04  Date for any Action

     If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.


Section 1.05  Statutory References

     Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.


                                   ARTICLE TWO
                              ARRANGEMENT AGREEMENT

Section 2.01  Arrangement Agreement

     This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.


                                  ARTICLE THREE
                                   ARRANGEMENT

Section 3.01  Arrangement

     At the Effective Time, the following shall occur without any further act or formality:

     (a) each Desert Sun Common Share in respect of which Dissent Procedures have been exercised shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to Yamana, with Yamana being obliged to pay therefor the amount determined and payable in accordance with Section 5 hereof, and the name of such holder will be removed from the register of holders of Desert Sun Common Shares and Yamana will be recorded as the registered holder of the Desert Sun Common Shares so transferred and will be deemed to be the legal and beneficial owner of such Desert Sun Common Shares;

     (b) the Amalgamating Corporations shall be amalgamated and continue as one corporation on the terms prescribed in this Plan of Arrangement (the "Amalgamation") and:

          (i) the Corporation shall possess all of the property, rights, privileges and franchises and shall be subject to all of the liabilities, including civil, criminal and quasi-criminal, and all contracts, disabilities and debts of each of the Amalgamating Corporations;

          (ii) a conviction against, or ruling, order or judgment in favour of or against an Amalgamating Corporation may be enforced by or against the Corporation;

          (iii) the Articles of Arrangement shall be deemed to be the articles of incorporation of the Corporation and, except for the purposes of subsection 104(1) of the CBCA, the Certificate shall be deemed to be the certificate of incorporation of the Corporation; and

          (iv) the Corporation shall be deemed to be the party plaintiff or the party defendant, as the case may be, in any civil action commenced by or against an Amalgamating Corporation before the Effective Time;

     (c) immediately upon the Amalgamation as set forth in subsection (b), all Desert Sun Common Shares held by Yamana Subco shall be cancelled without any repayment of capital in respect thereof;

     (d) immediately upon the Amalgamation as set forth in subsection (b), all Desert Sun Common Shares (other than the Subject Shares) held by Former Desert Sun Shareholders (other than Dissenting Shareholders) shall be exchanged with Yamana for Yamana Common Shares on the basis of 0.6 of a Yamana Common Share for each Desert Sun Common Share, subject to sections 3.03 and 5.01 hereof, and shall thereafter be cancelled without any repayment of capital in respect thereof,

     (e) immediately upon the Amalgamation as set forth in subsection (b), each Subject Share shall be cancelled and the holders thereof shall receive, for each Subject Share, 0.6 of a Yamana Common Share;

     (f) immediately upon the Amalgamation as set forth in subsection (b), each Desert Sun Warrant shall entitle the holder thereof to receive (and such holder shall accept) upon the exercise thereof, in lieu of the number of Desert Sun Common Shares otherwise issuable upon the exercise thereof, the number of Yamana Common Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Desert Sun Common Shares to which such holder was theretofore entitled upon such exercise;

     (g) immediately upon the Amalgamation as set forth in subsection (b), (i) each Desert Sun Option shall entitle the holder thereof to receive (and such holder shall accept) upon the exercise thereof, in lieu of the number of Desert Sun Common Shares otherwise issuable upon the exercise thereof, the number of Yamana Common Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Desert Sun Common Shares to which such holder was theretofore entitled upon such exercise, and (ii) such Desert Sun Option shall otherwise continue to be governed by and be subject to the terms of the Desert Sun stock option plan and applicable agreement thereunder except to the extent that such option will expire on the earlier of the expiry date for such option and six months after the Effective Date if the holder thereof ceases to be an employee, consultant and director of Desert Sun as of the Effective Date and does not then becomes an employee, consultant or director of Yamana or a Yamana Material subsidiary on that date; and

     (h) immediately upon the Amalgamation as set forth in subsection (b), each common share of Yamana Subco shall be exchanged for one Common Share.

Section 3.02  Post-Effective Time Procedures

     (a) On or promptly after the Effective Date, Yamana shall deliver or arrange to be delivered to the Depositary certificates representing the Yamana Common Shares required to be issued to Former Desert Sun Shareholders in accordance with the provisions of section 3.01 hereof, which certificates shall be held by the Depositary as agent and nominee for such Former Desert Sun Shareholders for distribution to such Former Desert Sun Shareholders in accordance with the provisions of Article 6 hereof.

     (b) Subject to the provisions of Article 6 hereof, Former Desert Sun Shareholders shall be entitled to receive delivery of the certificates representing the Yamana Common Shares to which they are entitled pursuant to subsection 3.01(d) hereof.

     (c) Yamana and its affiliates shall be entitled to receive delivery of the certificates representing the Common Shares to which they are entitled pursuant to subsection 3.01(e) hereof.

Section 3.03  No Fractional Yamana Common Shares

     No fractional Yamana Common Shares shall be issued to Former Desert Sun Shareholders. Any fractional number of Yamana Common Shares shall be rounded up or down to the nearest whole number.


                                  ARTICLE FOUR
                                 THE CORPORATION

Section 4.01  Name

     The name of the Corporation shall be 6524338 Canada Inc. or such other number company name as may be assigned to the Corporation.

Section 4.02  Registered Office

     The registered office of the Corporation shall be located in the City of Toronto in the Province of Ontario and the address of the registered office of the Corporation shall be 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario, M5H 3C2.

Section 4.03  Authorized Capital

     The Corporation shall be authorized to issue an unlimited number of common shares (being the Common Shares).

Section 4.04  Share Provisions

     The rights, privileges, restrictions and conditions attaching to the Common Shares shall be as follows:

     (a) Voting. Holders of Common Shares shall be entitled to receive notice of and to attend any meeting of the shareholders of the Corporation and shall be entitled to one vote in respect of each Common Share held at such meeting, except a meeting of holders of a particular class or series of shares other than Common Shares who are entitled to vote separately as a class or series at such meeting.

     (b) Dividends. Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation ranking in priority to or rateably with the Common Shares, holders of Common Shares shall be entitled to receive dividends if, as and when declared by the directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the directors of the Corporation may from time to time determine.

     (c) Liquidation. In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of the property or assets of the Corporation among its shareholders for the purpose of winding up its affairs, holders of Common Shares shall, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the property or assets of the Corporation upon such a liquidation, dissolution, winding up or other distribution in priority to or rateably with holders of Common Shares, be entitled to receive the remaining property and assets of the Corporation.

Section 4.05  Restrictions on Transfer

     There shall be restrictions upon the right to transfer shares of the Corporation and the approval of either the board of directors of the Corporation or the shareholders of the Corporation (by resolution passed at a meeting or by signed resolution) shall be required in respect of each transfer.

Section 4.06  Stated Capital

     At the Effective Time, the Corporation shall add to the stated capital account maintained by the Corporation for the Common Shares an amount equal to the aggregate of the amount of the stated capital account maintained by Yamana Subco in respect of the common shares of Yamana Subco immediately prior to the Effective Time and the amount of the stated capital account maintained by Desert Sun in respect of the Desert Sun Common Shares immediately prior to the Effective Time.

Section 4.07  Directors

     (a) Minimum and Maximum. The directors of the Corporation shall, until otherwise changed in accordance with the CBCA, consist of a minimum number of one and a maximum number of ten directors.

     (b) Initial Directors. The number of directors on the board of directors shall initially be set at two. The initial directors of the
          Corporation immediately following the Amalgamation shall be the persons whose names and residential addresses appear below:

Name                                                Municipality of Residence
----                                                -------------------------

Peter Marrone.....................................  Toronto, Ontario
Charles Main......................................  Burlington, Ontario


The initial directors shall hold office until the next annual meeting of the shareholders of the Corporation or until their successors are elected or appointed.

Section 4.08  Business and Powers

     There shall be no restriction on the business which the Corporation is authorized to carry on or on the powers which the Corporation may exercise.

Section 4.09  By-Laws

     The by-laws of the Corporation, until repealed, amended or altered, shall be the by-laws of Yamana Subco.

Section 4.10  Quebec Charging Power

     Without restricting any of the powers and capacities of the Corporation, whether under the CBCA or otherwise, the Corporation may mortgage, hypothecate, pledge or otherwise create a security interest in all or any present or future, real or personal, movable or immovable, legal or equitable property of the Corporation (including without limitation its book debts, rights, powers, franchises and undertaking) for any purpose whatsoever.


                                  ARTICLE FIVE
                               DISSENT PROCEDURES

Section 5.01  Dissent Procedures

     Holders of Desert Sun Common Shares may exercise Dissent Procedures with respect to Desert Sun Common Shares in connection with the Arrangement, provided that, notwithstanding the provisions of subsection 190(5) of the CBCA, the written objection to the special resolution to approve the Arrangement contemplated by subsection 190(5) of the CBCA must be received by Desert Sun not later than 5:00 p.m. (Toronto time) on the Business Day immediately prior to the date of the Desert Sun Meeting and provided further that holders who exercise such rights of dissent and who:

     (a) are ultimately entitled to be paid fair value for their Desert Sun Common Shares, which fair value, notwithstanding anything to the contrary contained in section 190 of the CBCA, shall be determined as of the close of business on the day before the Final Order becomes effective, shall be paid an amount equal to such fair value by Yamana; and

     (b) are ultimately not entitled, for any reason, to be paid fair value for their Desert Sun Common Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Desert Sun Common Shares and shall be entitled to receive only the consideration contemplated in subsection 3.01(d) hereof which such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Procedures, but further provided that in no case shall Yamana, Yamana Subco, Desert Sun or any other person be required to recognize Dissenting Shareholders as holders of Desert Sun Common Shares after the Effective Time, and the names of such Dissenting Shareholders shall be deleted from the register of holders of Desert Sun Common Shares at the Effective Time.


                                   ARTICLE SIX
                        DELIVERY OF YAMANA COMMON SHARES

Section 6.01  Delivery of Yamana Common Shares

     (a) Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more outstanding Desert Sun Common Shares which were exchanged for Yamana Common Shares in accordance with section 3.01 hereof, together with such other documents and instruments as would have been required to effect the transfer of the Desert Sun Common Shares formerly represented by such certificate under the CBCA and the by-laws of Desert Sun and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the Yamana Common Shares which such holder is entitled to receive in accordance with section 3.02 hereof.

     (b) After the Effective Time and until surrendered for cancellation as contemplated by subsection 6.01(a) hereof, each certificate which immediately prior to the Effective Time represented one or more Desert Sun Common Shares shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing the Yamana Common Shares which the holder of such certificate is entitled to receive in accordance with section 6.01(a) hereof.

Section 6.02  Lost Certificates

     In the event that any certificate which immediately prior to the Effective Time represented one or more outstanding Desert Sun Common Shares which were exchanged for Yamana Common Shares in accordance with section 3.01 hereof shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the Yamana Common Shares which such holder is entitled to receive in accordance with section 3.02 hereof. When authorizing such delivery of a certificate representing the Yamana Common Shares which such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such Yamana Common Shares is to be delivered shall, as a condition precedent to the delivery of such Yamana Common Shares, give a bond satisfactory to Yamana and the Depositary in such amount as Yamana and the Depositary may direct, or otherwise indemnify Yamana, Yamana Subco and the Depositary in a manner satisfactory to Yamana and the Depositary, against any claim that may be made against Yamana, Yamana Subco or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the by-laws of the Corporation.

Section 6.03 Distributions with Respect to Unsurrendered Certificates

     No dividend or other distribution declared or made after the Effective Time with respect to Yamana Common Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Time, represented outstanding Desert Sun Common Shares unless and until the holder of such certificate shall have complied with the provisions of section 6.01 or section 6.02 hereof. Subject to applicable law and to section 6.04 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the Yamana Common Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect such Yamana Common Shares.

Section 6.04  Withholding Rights

     Yamana, Yamana Subco and the Depositary shall be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any Former Desert Sun Shareholder such amounts as Yamana, Yamana Subco or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Former Desert Sun Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

Section 6.05  Limitation and Proscription

     To the extent that a Former Desert Sun Shareholder shall not have complied with the provisions of section 6.01 or section 6.02 hereof on or before the date which is six years after the Effective Date (the "final proscription date"), then the Yamana Common Shares which such Former Desert Sun Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such Yamana Common Shares shall be delivered to Yamana by the Depositary for cancellation and shall be cancelled by Yamana, and the interest of the Former Desert Sun Shareholder in such Yamana Common Shares shall be terminated as of such final proscription date.


                                  ARTICLE SEVEN
                                   AMENDMENTS

Section 7.01  Amendments to Plan of Arrangement

     (a) Yamana and Desert Sun reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by Yamana and Desert Sun,
          (iii) filed with the Court and, if made following the Desert Sun Meeting, approved by the Court, and (iv) communicated to Former Desert Sun Shareholders if and as required by the Court.

     (b) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Desert Sun at any time prior to the Desert Sun Meeting provided that Yamana shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Desert Sun Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

     (c) Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Desert Sun Meeting shall be effective only if (i) it is consented to in writing by each of Yamana and Desert Sun, and (ii) if required by the Court, it is consented to by holders of the Desert Sun Common Shares voting in the manner directed by the Court.

                                    EXHIBIT F
                             ARRANGEMENT RESOLUTION

                SPECIAL RESOLUTION OF THE DESERT SUN SHAREHOLDERS

1. The arrangement (the "Arrangement") under Section 192 of the Canada Business Corporations Act (the "CBCA") involving Desert Sun Mining Corp. (the "Corporation"), pursuant to the Arrangement Agreement (the "Arrangement Agreement") among the Corporation, Yamana Gold Inc. ("Yamana") and 6524338 Canada Inc., dated as of February 22, 2006, all as more particularly described and set forth in the Management Information Circular of the Corporation dated March 1, 2006 (the "Circular") accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified or amended) is approved.

2. The plan of arrangement (the "Plan of Arrangement") involving the Corporation and implementing the Arrangement, the full text of which is attached as Exhibit E to the Circular (as the Plan of Arrangement may be, or may have been, modified or amended), is approved.

3. Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Corporation, or that the Arrangement has been approved by the Court, the directors of the Corporation are authorized without further notice to, or approval of, the shareholders of the Corporation (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, including, without limitation, in connection with any dissent provisions that are (a) approved by the Court in its discretion, and also (b) approved by Yamana and the Corporation, each acting reasonably, and (ii) not to proceed with the Arrangement.

4. Any officer or director of the Corporation is authorized to execute articles of arrangement and such other documents as are necessary or desirable and deliver same to the Director under the CBCA in accordance with the Arrangement Agreement for filing.

5. Any officer or director of the Corporation is authorized to execute and deliver all other documents and do all acts or things as may be necessary or desirable to give effect to this resolution.

                                    EXHIBIT G
                                  INTERIM ORDER

                                             Commercial List File No. 06-CL-6308


                                     ONTARIO
                            SUPERIOR COURT OF JUSTICE
                                 COMMERCIAL LIST



                    THE HONOURABLE MR. WEDNESDAY, THE 1ST DAY
                      JUSTICE COLIN CAMPBELL OF MARCH, 2006


                             DESERT SUN MINING CORP.

                                                                       Applicant

               IN THE MATTER OF Section 192 of the CANADA BUSINESS
         CORPORATIONS ACT, being Chapter C-44 of The Revised Statutes of
                             Canada 1985, as amended

              AND IN THE MATTER OF a Proposed Arrangement involving DESERT SUN MINING CORP, YAMANA GOLD INC. and 6524338 CANADA INC.


                                  INTERIM ORDER

     THIS MOTION, made by Desert Sun Mining Corp. ("Desert Sun") for advice and directions of the Court in connection with a proposed arrangement under Section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the "CBCA") and for an Order:

     (a) abridging the time for service of or dispensing with service of the Notice of Motion and Motion Record;

     (b) authorizing Desert Sun to call and conduct a meeting of the holders of its common shares to approve the proposed plan of arrangement; and

     (c)  granting certain other ancillary relief,

was heard this day at 393 University Avenue, 8th Floor, Toronto, Ontario.

     ON READING the Notice of Application and Notice of Motion herein, the Affidavit of Stan Bharti sworn February 27, 2006 (the "Supporting Affidavit") and the exhibits thereto, and on hearing the submissions of counsel for the Applicant, the Director (the "Director") appointed under the CBCA having been served and advising that the Director does not intend to appear or make submissions,


Service

     1. THIS COURT ORDERS that the time for service of the Notice of Motion and Motion Record be and the same is hereby abridged and that the Notice of Motion is properly returnable today and that service of the Notice of Motion and Motion Record on any of the holders (the "Desert Sun Shareholders") of Desert Sun's issued and outstanding common shares or on any other interested person is hereby dispensed with.


The Meeting

     2. THIS COURT ORDERS that Desert Sun shall call, hold and conduct an annual and special meeting (the "Meeting") of the Desert Sun Shareholders on Friday, March 31, 2006 to consider and, if deemed advisable, to pass, with or without variation, among other things, a special resolution to approve the proposed plan of arrangement (the "Plan of Arrangement") referred to in the Supporting Affidavit or as subsequently modified.

     3. THIS COURT ORDERS that, subject to paragraph 4 below, Desert Sun, if it deems advisable, is specifically authorized to postpone or adjourn the Meeting on one or more occasions, without the necessity of further Order of the Court or first convening the Meeting or first obtaining any vote of the Desert Sun Shareholders respecting the postponement or adjournment.

     4. THIS COURT ORDERS that the Meeting shall be called, held and conducted in accordance with the CBCA, the articles and the by-laws of Desert Sun, including a quorum requirement of at least two (2) persons present in person or by proxy at the Meeting holding, in the aggregate, no less than 5% of the issued and outstanding common shares of Desert Sun.

     5. THIS COURT ORDERS that the only persons entitled to notice of or to attend the Meeting shall be Desert Sun Shareholders as they may appear on the records of Desert Sun as at the close of business on February 28, 2006 (the "Record Date") and the directors, auditors and advisors of Desert Sun, and the only persons entitled to be represented and to vote at the Meeting, either in person or by proxy, shall be such Desert Sun Shareholders, subject to the provisions herein with respect to persons who become registered holders of common shares in Desert Sun after that date.

     6. THIS COURT ORDERS that Desert Sun shall mail the Management Proxy Circular (the "Information Circular"), substantially in the form attached as Exhibit "A" to the Supporting Affidavit with such amendments as are not inconsistent with the provisions of this Interim Order, the Notice of Application and any other documents or communications determined by Desert Sun to be necessary or appropriate which are not inconsistent with the provisions of this Interim Order (collectively, the "Meeting Materials") to the Desert Sun Shareholders as shown on the register of shareholders at the close of business on the Record Date (other than those Desert Sun Shareholders whose mail from Desert Sun has been returned on three consecutive occasions), to Desert Sun's directors, and to the auditors of Desert Sun by one of the following methods not less than twenty-one (21) days before the date of the Meeting, excluding the date of delivery and the date of the Meeting:

     (i) in the case of registered holders of Desert Sun's common shares, by ordinary prepaid mail, courier or delivery in person to each such holder at his, her or its address as shown on the books or records of Desert Sun or its registrar and transfer agent;

     (ii) in the case of non-registered holders of Desert Sun's common shares, by providing an adequate number of copies of the Meeting Materials to intermediaries and registered nominees to facilitate the distribution of the Meeting Materials to beneficial holders of the Desert Sun's common shares;

     (iii) in the case of the directors of Desert Sun, by ordinary prepaid mail, courier or delivery in person, addressed to the individual directors; and

     (iv) in the case of the auditors of Desert Sun, by ordinary prepaid mail, courier or delivery in person, addressed to the firm of auditors;

and such mailing, transmission, delivery or distribution, as applicable, shall constitute good and sufficient service of notice of the Application, the Meeting and the hearing in respect of the Application upon such persons, and no other form of service need be made or other material served.

     7. THIS COURT ORDERS that the Meeting Materials shall be deemed, for the purposes of this Interim Order and the Application, to have been received:

     (i) in the case of distribution by ordinary prepaid mail, three (3) business days after delivery thereof to the post office;

     (ii) in the case of distribution by courier, one (1) business day after receipt by the courier; and

     (iii) in the case of distribution by delivery in person, on receipt thereof by the intended addressee.

     8. THIS COURT ORDERS that Desert Sun is authorized, at its own expense, to solicit proxies, directly or through its officers, directors or employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine.

     9. THIS COURT ORDERS that any accidental omission to give notice of the Meeting to, or the non-receipt of such notice by, one or more of the persons specified in this Interim Order, shall not invalidate any resolution passed at the Meeting or the proceedings herein.

     10. THIS COURT ORDERS that the Information Circular shall be filed with the Court following the mailing thereof to the Desert Sun Shareholders and others referred to in paragraph 6 above. The Information Circular shall contain (i) a copy of the Notice of Meeting; (ii) a copy of the Notice of Application; (iii) a copy of this Interim Order; (iv) a copy of the proposed Plan of Arrangement; (v) the materials prescribed by the CBCA and applicable securities legislation; and
(vi) such further and other materials as Desert Sun may provide.

     11. THIS COURT ORDERS that the Meeting shall be conducted at the location specified in the Notice of Meeting.

     12. THIS COURT ORDERS that Stan Bharti, Chairman of the Board of Directors of Desert Sun, or such person as may be appointed in accordance with the by-laws of Desert Sun, shall preside as the Chair of the Meeting, and, subject to the provisions of the CBCA and subject to the provisions of this Interim Order, shall decide all matters relating to the conduct of the Meeting.

     13. THIS COURT ORDERS that each holder of Desert Sun common shares shall be entitled at the Meeting on a ballot on a special resolution relating to the Plan of Arrangement to one vote for each Desert Sun common share held. The Chair shall direct a vote at the Meeting in respect of a special resolution relating to the Plan of Arrangement and the vote required to pass the aforesaid special resolution relating to the Plan of Arrangement at the Meeting, with or without variation, shall be the affirmative vote of at least two-thirds of the votes cast by the holders of Desert Sun's common shares, present in person or represented by proxy, at the Meeting, and the affirmative vote of a majority of the votes cast by the holders of Desert Sun's common shares excluding Stan Bharti and any associates of, or person acting jointly or in concert with, or any other related party of Stan Bharti within the meaning of Ontario Securities Commission Rule 61-501 and subject to the exceptions set out therein.

     14. THIS COURT ORDERS that, for the purpose of the Meeting, any spoiled votes, invalid votes, illegible votes, defective votes and abstentions shall be deemed not to be votes cast.


Rights of Dissent

     15. THIS COURT ORDERS that the Desert Sun Shareholders shall be permitted to dissent from the Arrangement pursuant to Section 190 of the CBCA and the Plan of Arrangement, so long as they provide written objection thereto to Desert Sun Mining Corp. at or before 5:00 p.m. (Eastern Time) on the business day preceding the Meeting (or any postponement or adjournment thereof) (with a copy to be sent to CIBC Mellon Trust Company, as set out in the Information Circular) and otherwise strictly comply with the requirements of the Plan of Arrangement, and the requirements of the CBCA, except as modified by this Interim Order.


Approval of Arrangement

     16. THIS COURT ORDERS that upon approval of the Plan of Arrangement by the Desert Sun Shareholders in the manner set forth in this Interim Order, the Applicant may apply before this Court on Tuesday, April 4, 2006 at 10:00 a.m. for approval of the Plan of Arrangement (the "Approval Application"), with or without variation, and that service of the Notice of Application herein, in accordance with this Interim Order and in accordance with the provisions below, shall constitute good and sufficient service of such Notice of Application upon all persons and entities who are entitled to receive such Notice of Application and no other form of service need be made and no other material need be served on such persons in respect of the Approval Application, unless a Notice of Appearance is served on the Applicant's solicitors in accordance with the terms set out in the Information Circular and herein.

     17. THIS COURT ORDERS that any of the Desert Sun Shareholders or any other interested person or entity may appear at the Approval Application provided such holder or person serves a Notice of Appearance on the Applicant's solicitors and files it with the Court no later than two (2) days prior to the Approval Application, and the Notice of Appearance shall set out the address for service in respect of such holder or person and indicate whether such holder or person intends to support or oppose the Approval Application or make submissions thereat together with any evidence or materials which are to be presented to this Court.

     18. THIS COURT ORDERS that, in the event that the Approval Application for final approval of the Arrangement is adjourned, only the parties having previously served a Notice of Appearance shall receive notice of the adjourned date.

     19. THIS COURT ORDERS that the Applicant may, at any time, seek leave to vary this Interim Order without further notice to anyone, other than the Director.

     20. THIS COURT ORDERS that notice of the Application herein in the form of notice attached as Schedule "A" hereto shall be published in the Toronto Globe & Mail newspaper on two (2) days between seven (7) and ten (10) days apart, the latter notice to appear no later than two (2) business days prior to the Meeting and that such notice shall constitute good and sufficient notice of this Application on all interested persons who may wish to appear in this proceeding and no other form of service need be made with such form and service being effective on the day after final publication of such notice.

"Justice Colin Campbell"
------------------------

                                  SCHEDULE "A"

                                 TO THE ORDER OF
                      THE ONTARIO SUPERIOR COURT OF JUSTICE
                                 COMMERCIAL LIST
                              MADE ON MARCH 1, 2006

     NOTICE IS HEREBY GIVEN that Desert Sun Mining Corp. ("Desert Sun") is proposing a plan of arrangement providing for, among other things, the exchange by the common shareholders of Desert Sun of their common shares for shares of Yamana Gold Inc. pursuant to the provisions of the Canada Business Corporations Act. Holders of shares, warrants, options and creditors of Desert Sun may appear and be heard at the hearing scheduled before a judge presiding over the Commercial List on Tuesday, April 4, 2006 at 10:00 a.m. at 393 University Avenue, Toronto, Ontario, if they comply with the requirements set out in both the Notice of Application with respect to such hearing and an Interim Order of the court, copies of which are attached as exhibits to a management proxy circular delivered to the common shareholders of Desert Sun with respect to a meeting of its common shareholders being held on March 31, 2006. Copies of the management proxy circular and proxy statement prepared in connection with such meeting may be obtained from the transfer agent of Desert Sun at Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario, M5H 4C3.

IN THE MATTER OF DESERT SUN MINING CORP.


                                             Commercial List File No. 06-CL-6308





                                     ONTARIO
                            SUPERIOR COURT OF JUSTICE
                                 COMMERCIAL LIST
                         Proceeding commenced at TORONTO



                             I N T E R I M O R D E R



                          CASSELS BROCK & BLACKWELL LLP
                             Barristers & Solicitors
                            Scotia Plaza, Suite 2100
                               40 King Street West
                                Toronto, Ontario
                                     M5H 3C2
                          Robert B. Cohen, LSUC #32187D
                               Tel: (416) 869-5425
                               Fax: (416) 350-6929
                          Solicitors for the Applicant

                                    EXHIBIT H
                              NOTICE OF APPLICATION

                                             Commercial List File No. 06-CL-6308


                                     ONTARIO
                            SUPERIOR COURT OF JUSTICE
                                 COMMERCIAL LIST

B E T W E E N:

                             DESERT SUN MINING CORP.

                                                                       Applicant

               IN THE MATTER OF Section 192 of the CANADA BUSINESS
         CORPORATIONS ACT, being Chapter C-44 of The Revised Statutes of
                             Canada 1985, as amended

          AND IN THE MATTER OF a Proposed Arrangement involving DESERT
           SUN MINING CORP., YAMANA GOLD INC. and 6524338 CANADA INC.


                              NOTICE OF APPLICATION

     A LEGAL PROCEEDING HAS BEEN COMMENCED by the applicant. The claim made by the applicant appears on the following pages.

     THIS APPLICATION will be made to a judge presiding over the Commercial List on Wednesday, March 1, 2006 at 10:00 a.m. at 393 University Avenue, 8th Floor, Toronto, Ontario.

     IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with the documents in the application, you or an Ontario lawyer acting for you must prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the Applicant's lawyer(s) or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in this court office, and you or your lawyers(s) must appear at the hearing.

     IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you and your lawyer(s) must, in addition to serving your notice of appearance, serve a copy of the evidence on the Applicant's lawyer(s) or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but not later than 2 p.m. on the day before the hearing.

     IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO DEFEND THIS PROCEEDING BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LEGAL AID OFFICE.

Date: February 27, 2006                    Issued by   "Registrar"

                                                           Local registrar
                                        Address of         393 University Avenue
                                        court office       Toronto ON M5G 1E6


TO:           ALL HOLDERS OF SHARES, WARRANTS AND OPTIONS OF
              DESERT SUN MINING CORP.

AND TO:       OTHER PERSONS AND ENTITIES HAVING
              AN INTEREST IN THE AFFAIRS OF
              DESERT SUN MINING CORP.

AND TO:       The Director under the Canada Business Corporations Act
              Industry Canada
              Arrangements and Exemptions Section
              365 Laurier Avenue West
              Ottawa, ON
              K1A 0C8

AND TO:       YAMANA GOLD INC.
              150 YORK STREET
              TORONTO, ONTARIO, M5H 3C5

                                   APPLICATION


1.   THE APPLICANT MAKES APPLICATION FOR:

     (a) An Interim Order for advice and directions of this Honourable Court pursuant to subsection 192(4) of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the "CBCA") with respect to notice, the conduct of a meeting (the "Meeting") of the common shareholders of Desert Sun Mining Corp. ("Desert Sun") and such other matters pertaining to a proposed arrangement (the "Arrangement") involving Desert Sun, as described below;

     (b) A Final Order of the Superior Court of Justice pursuant to section 192 of the CBCA approving the Arrangement if it is adopted and approved by the common shareholders of Desert Sun (the "Desert Sun Shareholders") at the Meeting; and

     (c)  Such further and other relief as to this Honourable Court seems just.


2.   THE GROUNDS FOR THE APPLICATION ARE:

     (a) Desert Sun is a Canadian gold mining company engaged in gold production and the acquisition, exploration and development of mineral properties in Brazil and is a corporation existing under the CBCA. The common shares of Desert Sun are publicly traded;

     (b) Desert Sun is a Canadian gold mining company focused on re-development and exploration of mines in Brazil;

     (c) Desert Sun intends to call and conduct the Meeting to have the Desert Sun Shareholders consider and vote upon a proposed arrangement (the "Arrangement") providing for the exchange by the Desert Sun Shareholders of their Common Shares for Common Shares of Yamana Gold Inc. ("Yamana"), which is engaged in the operation, development, exploration and acquisition of mineral properties in Brazil and Argentina;

     (d) the Arrangement is supported by fairness opinions which state that the Arrangement is fair from a financial point of view, to the Desert Sun Shareholders;

     (e) the shares of Yamana to be issued to Desert Sun Shareholders pursuant to the Arrangement will be issued in reliance upon the exemption provided by section 3(a)(10) of the United States Securities Act of 1933, as amended;

     (f) the Arrangement is a multi-step process, and it is impracticable for Desert Sun to proceed with the proposed transaction other than under section 192 of the CBCA;

     (g) Desert Sun is not insolvent within the meaning of s.192(2) of the CBCA;

     (h) pursuant to an interim order (the "Interim Order") of this Court to be obtained by Desert Sun, notice of this application will be served on all Desert Sun Shareholders at their respective registered addresses as they appear on the books of Desert Sun at the close of business on February 28, 2006, including those Desert Sun Shareholders whose registered addresses are outside the Province of Ontario. Service of these proceedings on holders of options and warrants of Desert Sun and on persons outside Ontario will be effected pursuant to Rules 17.02(n) and (o) of the Rules of Civil Procedure and the Interim Order. With respect to all other persons and entities having an interest in the affairs of Desert Sun, notice of this application will be given in accordance with the provisions of the Interim Order;

     (i)  Rules 14.05 and 38 of the Rules of Civil Procedure;

     (j)  Sections 190 and 192 of the CBCA; and

     (k) such further and other grounds as counsel may advise and this Honourable Court may permit.

3. THE FOLLOWING DOCUMENTARY EVIDENCE will be used at the hearing of the application:

     (a)  the affidavit of Stan Bharti, Chairman of Desert Sun;

     (b) a supplementary affidavit to be filed after the Meeting and detailing the events thereat;

     (c) such further affidavits of deponents on behalf of Desert Sun reporting as to compliance with the Interim Order; and

     (d) such further and other documentary evidence as may be necessary for the hearing of the application and as may be permitted by the Court.



February 27, 2006                                Cassels Brock & Blackwell LLP
                                                 2100 Scotia Plaza
                                                 40 King Street West
                                                 Toronto, Ontario M5H 3C2
                                                 Robert B. Cohen LSUC#: 32187D
                                                 Tel: 416-869-5425
                                                 Fax: 416-350-6929
                                                 Solicitors for the Applicant


IN THE MATTER OF DESERT SUN MINING CORP.


                                           Commercial List Court No.: 06-CL-6308





                                     ONTARIO
                            SUPERIOR COURT OF JUSTICE
                                 COMMERCIAL LIST
                         Proceeding commenced at TORONTO



                              NOTICE OF APPLICATION



                          Cassels Brock & Blackwell LLP
                            Scotia Plaza, Suite 2100
                               40 King Street West
                            Toronto, Ontario M5H 3C2
                          Robert B. Cohen LSUC#: 32187D
                                Tel: 416-869-5425
                                Fax: 416-350-6929
                          Solicitors for the Applicant

                                    EXHIBIT I
                                 DISSENT RIGHTS

     Section 190 of the CBCA provides registered shareholders with the right to dissent from certain resolutions which effect extraordinary corporate transactions or fundamental corporate changes. The Interim Order expressly provides Registered Desert Sun Shareholders with the right to dissent from the Arrangement Resolution pursuant to section 190 of the CBCA, with modifications to the provisions of section 190 as provided in the Plan of Arrangement and the Interim Order. Any Registered Desert Sun Shareholder who dissents from the Arrangement Resolution in compliance with section 190 of the CBCA as modified by the Plan of Arrangement and the Interim Order will be entitled, in the event the Arrangement becomes effective, to be paid the fair value of Desert Sun Shares held by such Dissenting Shareholder determined as of the close of business on the day before the Final Order is effective. Pursuant to the Interim Order, once determined, the fair value will be paid only in cash, subject to pro-ration.

     Section 190 of the CBCA provides that there is no right of partial dissent and, accordingly, a shareholder may only make a claim under that section with respect to all the shares of a class held by the shareholder on behalf of any one beneficial owner and registered in the shareholder's name. One consequence of this provision is that a Registered Desert Sun Shareholder may only exercise the right to dissent under section 190 (as modified by the Plan of Arrangement and the Interim Order) in respect of Desert Sun for Desert Sun Shares that are registered in that shareholder's name. In many cases, shares beneficially owned by a non-registered shareholder are registered either (a) in the name of an Intermediary or (b) in the name of a clearing agency (such as CDS) of which the Intermediary is a participant. Accordingly, a Non-Registered Shareholder will not be entitled to exercise the right to dissent under section 190 directly (unless the shares are re-registered in the Non-Registered Shareholder's name).

     A Non-Registered Shareholder who wishes to exercise the right to dissent should immediately contact the Intermediary with whom the Non-Registered Shareholder deals in respect of the shares and either (i) instruct the Intermediary to exercise the right to dissent on the Non-Registered Shareholder's behalf (which, if the shares are registered in the name of CDS or other clearing agency, may require that the shares first be re-registered in the name of the Intermediary), or (ii) instruct the Intermediary to re-register the shares in the name of the Non-Registered Shareholder, in which case the Non-Registered Shareholder would be able to exercise the right to dissent directly.

     A Registered Desert Sun Shareholder who wishes to dissent must provide to Desert Sun, at 65 Queen Street West, Suite 800 Toronto, Ontario M5H 2M5 or by facsimile transmission to (416) 861-8165, attention Tony Wonnacott on or before 5:00 p.m. (Toronto time) on the Business Day preceding the Meeting (or any adjournment or postponement thereof), written objection to the special resolution (a "Dissent Notice"), with copy to CIBC Mellon to facsimile number
(416) 643-5501 (Attention: Stock Transfer Services). It is important that Registered Desert Sun Shareholders strictly comply with this requirement, which is different from the statutory dissent provisions of the CBCA.

     The filing of a Dissent Notice does not deprive a Registered Desert Sun Shareholder of the right to vote at the Meeting; however, the CBCA provides, in effect, that a Registered Desert Sun Shareholder who has submitted a Dissent Notice and who votes in favour of the Arrangement Resolution will no longer be considered a Dissenting Shareholder with respect to that class of shares voted in favour of the Arrangement Resolution. The CBCA does not provide, and Desert Sun will not assume, that a vote against the Arrangement Resolution or an abstention constitutes a Dissent Notice, but a Registered Desert Sun Shareholder need not vote their Desert Sun for Desert Sun Shares against the Arrangement Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote in favour of the Arrangement Resolution does not constitute a Dissent Notice; however, any proxy granted by a Registered Desert Sun Shareholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Arrangement Resolution, should be validly revoked in order to prevent the proxyholder from voting such Desert Sun for Desert Sun Shares in favour of the Arrangement Resolution and thereby causing the Registered Desert Sun Shareholder to forfeit their dissent rights. See "General Proxy Information -- Revocation of Proxies".

     Yamana is required, within ten days after Desert Sun Shareholders adopt the Arrangement Resolution, to send a notice to each shareholder who has filed a Dissent Notice that the Arrangement Resolution has been adopted. Such notice is not required to be sent to any Desert Sun Shareholder who voted for the Arrangement Resolution or who has withdrawn their Dissent Notice.

     A Dissenting Shareholder who has not withdrawn their Dissent Notice must then, within 20 days after receipt of notice that the Arrangement Resolution has been adopted, send to Desert Sun (with copy to CIBC Mellon) a written notice (a "Demand for Payment") containing their name and address, the number of Desert Sun for Desert Sun Shares in respect of which they dissent, and a demand for payment of the fair value of such shares. Within 30 days after sending the Demand for Payment, the Dissenting Shareholder must send to Desert Sun (with a copy to CIBC Mellon) certificates representing Desert Sun for Desert Sun Shares in respect of which they dissent. A Dissenting Shareholder who fails, within the appropriate time frame, to send a Dissent Notice, a Demand for Payment and certificates representing Desert Sun for Desert Sun Shares in respect of which they dissent has no right to make a claim under section 190 of the CBCA. Desert Sun or CIBC Mellon will endorse on share certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return the share certificates to the Dissenting Shareholder.

     After sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a Desert Sun Shareholder in respect of the Desert Sun for Desert Sun Shares in respect of which the shareholder has dissented other than the right to be paid the fair value of the shares as determined pursuant to the Interim Order, unless (i) the Dissenting Shareholder withdraws their Dissent Notice before Desert Sun makes a written offer to pay in accordance with subsection 190(12) of the CBCA (an "Offer to Pay"), (ii) Desert Sun fails to make an Offer to Pay and the Dissenting Shareholder withdraws their Demand for Payment, or (iii) the Desert Sun Board of Directors revokes the Arrangement Resolution, in which case the Dissenting Shareholder's rights as a shareholder will be reinstated.

     Yamana is required, not later than seven days after the later of the Effective Date or the date on which Yamana received the Demand for Payment of a Dissenting Shareholder, to send to each Dissenting Shareholder who has sent a Demand for Payment an Offer to Pay for their Desert Sun for Desert Sun Shares in an amount considered by the Yamana Board of Directors to be the fair value such Desert Sun for Desert Sun Shares, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay must be on the same terms. Yamana must pay for the Desert Sun for Desert Sun Shares of a Dissenting Shareholder within ten days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such offer lapses if Yamana does not receive an acceptance within 30 days after the Offer to Pay has been made.

     If Yamana fails to make an Offer to Pay for a Dissenting Shareholder's Desert Sun for Desert Sun Shares, or if a Dissenting Shareholder fails to accept an Offer to Pay which has been made, Yamana may, within 50 days after the Arrangement Effective Date or within such further period as a Court may allow, apply to a Court to fix a fair value for the Desert Sun for Desert Sun Shares of Dissenting Shareholders. If Yamana fails to apply to a Court, a Dissenting Shareholder may apply to a Court for the same purpose within a further period of 20 days or within such further period as a Court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.

     Upon an application to a Court, all Dissenting Shareholders whose Desert Sun for Desert Sun Shares have not been purchased by Yamana will be joined as parties and bound by the decision of the Court, and Yamana will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel. Upon any such application to a Court, the Court may determine whether any person is a Dissenting Shareholder who should be joined as a party, and the Court will then fix a fair value for the Desert Sun for Desert Sun Shares of all Dissenting Shareholders who have not accepted an Offer to Pay. The final order of a Court will be rendered against Yamana in favour of each Dissenting Shareholder and for the amount of the fair value of their Desert Sun for Desert Sun Shares as fixed by the Court. The Court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Arrangement Effective Date until the date of payment. An application to the Court by either Yamana or a Dissenting Shareholder must be in the Province of Ontario or in the province within which the Dissenting Shareholder resides if Yamana carries on business in that province.

     Pursuant to the Plan of Arrangement, in no case shall Yamana, Yamana Subco, Desert Sun or any other person be required to recognize any Dissenting Shareholder as Desert Sun Shareholders after the Effective Time, and the names of such Desert Sun Shareholders shall be deleted from the register of holders of Desert Sun for Desert Sun Shares at the Effective Time.

     Under the CBCA, the Court may make any order in respect of the Arrangement it thinks fit, including a Final Order that amends the dissent rights as provided for in the Plan of Arrangement and the Interim Order. It is not anticipated that additional Desert Sun Shareholder approval would be sought for any such variation.

     The foregoing is only a summary of the dissenting shareholder provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order), which are technical and complex. It is recommended that any Registered Desert Sun Shareholder wishing to avail themselves of their dissent rights under those provisions seek legal advice as failure to comply strictly with the provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order) may prejudice their dissent rights. For a general summary of certain income tax implications to a Dissenting Shareholder, see "Certain Tax Considerations to Desert Sun Shareholders -- Certain Canadian Federal Income Tax Considerations -- Desert Sun Shareholders Resident in Canada".

                                    EXHIBIT J
               PRO FORMA FINANCIAL STATEMENTS OF YAMANA GOLD INC.


                                                                                                                 Page


COMPILATION REPORT ON PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS.........................................       J-2
PRO FORMA CONSOLIDATED BALANCE SHEET......................................................................       J-3
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS............................................................       J-4
NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS..................................................       J-6
PRO FORMA CONSOLIDATED BALANCE SHEET -- SCHEDULE A-1.......................................................      J-13
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS -- SCHEDULE A-2.............................................      J-14
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS -- SCHEDULE A-3.............................................      J-15
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS OF DESERT SUN MINING CORP. -- SCHEDULE B....................      J-16

        COMPILATION REPORT ON PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

To the Directors of
Yamana Gold Inc.

     We have read the accompanying unaudited pro forma balance sheet of Yamana Gold Inc. ("Yamana") as at September 30, 2005 and unaudited pro forma statements of operations for the nine months then ended and for the year ended December 31, 2004, and have performed the following procedures.

1. Compared the figures in the columns captioned "Yamana Gold Inc. and Desert Sun Mining Corp." as at and for the nine months ended September 30, 2005 to the unaudited financial statements of each company as at that date and found them to be in agreement after translating Desert Sun amounts into US dollars.

2. Compared the figures in the column captioned "Yamana Gold Inc." for the ten months ended December 31, 2004 to the audited consolidated financial statements for the ten month period ended December 31, 2004 and compared the figures in the column captioned "Desert Sun Mining Corp." for the thirteen months ended December 31, 2004 to the amounts calculated by taking the amounts in the audited consolidated financial statements for the sixteen month period ended December 31, 2004 and deducting the amounts reported in the Unaudited financial statements for the three months ended November 30, 2003 (as shown in Schedule B) and found them to be in agreement after translating the Desert Sun amounts into US dollars.

3. In Schedules A-1, A-2 and A-3 compared the figures in the columns captioned "RNC Gold Inc. and Minerales Occidente S.A." to the unaudited financial statements of each company as at September 30, 2005 and for the nine months then ended, and the audited financial statements of the companies for the year ended December 31, 2004, respectively, and found them to be in agreement.

4. Made enquiries of certain officials of the company who have responsibility for financial and accounting matters about:

     (a)  the basis for determination of the pro forma adjustments; and

     (b) whether the pro forma financial statements comply as to form in all material respects with Canadian standards.

     The officials:

     (a) described to us the basis for determination of the pro forma adjustments, and

     (b) stated that the pro forma statements comply as to form in all material respects with Canadian standards.

5. Read the notes to the pro forma consolidated financial statements and found them to be consistent with the basis described for determination of the pro forma adjustments.

6. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "RNC Gold Inc., and Minerales Occidente S.A." as at September 30, 2005 and for the nine months then ended, and for the period ended December 31, 2004 and found the amounts in the column captioned "Pro Forma RNC Gold Inc." to be arithmetically correct.

7. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Yamana Gold Inc.", "RNC Gold Inc." and "Desert Sun Mining Corp.", as at September 30, 2005 and for the nine months then ended, and for the year ended December 31, 2004, and found the amounts in the column captioned "Yamana Consolidated Pro Forma." to be arithmetically correct.

     A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information.

     Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Vancouver, Canada                                (Signed) DELOITTE & TOUCHE LLP
March 2, 2006                                             Chartered Accountants

                                YAMANA GOLD INC.

                      PRO FORMA CONSOLIDATED BALANCE SHEET

                               September 30, 2005
                                   (Unaudited)
                           (Expressed in U.S. dollars)



                                      Yamana Gold Inc.  Pro forma RNC    Disposition of    Plan of          Pro forma
                                                           Gold Inc.         Hemco        Arrangement    Yamana Gold Inc.
                                                         Schedule A-1)      (Note 3)       (Note 4)
-------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT
  Cash and cash equivalents           $ 107,790,000    $  1,092,073    $    221,205    $ (18,903,000)   $  90,200,278
  Accounts receivable                       161,000       3,360,521        (256,781)            --          3,264,740
  Inventory                               8,485,000       8,504,930      (2,703,064)            --         14,286,866
  Advances, deposits and prepaids .       4,214,000            --              --               --          4,214,000
  Income tax recoverable                  1,363,000            --              --               --          1,363,000
                                      -------------    ------------    ------------    -------------    -------------

                                        122,013,000      12,957,524      (2,738,640)     (18,903,000)     113,328,884
AMOUNTS RECEIVABLE                             --              --              --               --               --
INVESTMENTS                                    --              --              --               --               --
PROPERTY, PLANT AND EQUIPMENT            25,077,000      32,408,007      (4,048,316)            --         53,436,691
ASSETS UNDER CONSTRUCTION                92,748,000            --              --               --         92,748,000
MINERAL PROPERTIES                       61,511,000      20,357,727            --         12,786,068       94,654,795
OTHER ASSETS                             42,279,000            --              --               --         42,279,000
FUTURE INCOME TAX ASSETS                  1,578,000            --              --               --          1,578,000
                                      -------------    ------------    ------------    -------------    -------------

                                      $ 345,206,000    $ 65,723,258    $ (6,786,956)   $  (6,116,932)   $ 398,025,370
                                      =============    ============    ============    =============    =============

LIABILITIES
CURRENT
  Accounts payable and accrued        $  16,525,000    $ 13,423,136    $ (1,563,001)   $  (1,740,000)   $  26,645,135
    liabilities
  Taxes payable                                --           639,975            --               --            639,975
  Current portion of long-term debt            --        20,450,403        (601,717)     (18,903,000)         945,686
                                      -------------    ------------    ------------    -------------    -------------

                                         16,525,000      34,513,514      (2,164,718)     (20,643,000)      28,230,796
                                      -------------    ------------    ------------    -------------    -------------

LONG TERM LIABILITIES
  Long-term debt                        104,121,000       1,314,307        (438,102)            --        104,997,205
  Due to related parties                       --              --              --               --               --
  Future tax liability                    8,562,000       3,436,447            --          3,196,517       15,194,964
  Royalty payable                              --           838,000            --               --            838,000
  Asset retirement obligations            5,874,000       2,165,643        (260,423)            --          7,779,220
                                      -------------    ------------    ------------    -------------    -------------

                                        118,557,000       7,754,397        (698,525)       3,196,517      128,809,389
                                      -------------    ------------    ------------    -------------    -------------

SHAREHOLDERS' EQUITY (DEFICIENCY)
Capital stock
  Common stock                          205,483,000      25,686,008            --          4,049,097      235,218,105
  Warrants                                3,740,000       9,178,928            --         (8,352,896)       4,566,032
  Agents options                               --           638,343            --           (638,343)            --
    Deferred compensation                      --              --              --               --               --
  Contributed surplus                     4,676,000       3,607,334            --         (3,307,286)       4,976,048
Deficit
  Prior year                                263,000     (12,500,027)     (3,923,713)      16,423,740          263,000
  Current year                           (4,038,000)     (3,155,239)           --          3,155,239       (4,038,000)
                                      -------------    ------------    ------------    -------------    -------------

                                         (3,775,000)    (15,655,266)     (3,923,713)      19,578,979       (3,775,000)
                                      -------------    ------------    ------------    -------------    -------------

                                        210,124,000      23,455,347      (3,923,713)      11,329,551      240,985,185
                                      -------------    ------------    ------------    -------------    -------------

                                      $ 345,206,000    $ 65,723,258    $ (6,786,956)   $  (6,116,932)   $ 398,025,370
                                      =============    ============    ============    =============    =============





                                     Desert Sun        Adjusted      Yamana consolidated
                                     Mining Corp.      pro forma           pro forma
ASSETS
CURRENT
  Cash and cash equivalents       $   9,851,756    $          --      $   100,052,034
  Accounts receivable                 2,956,225               --            6,220,965
  Inventory                           4,396,392               --           18,683,258
  Advances, deposits and prepaids     3,815,440               --            8,029,440
  Income tax recoverable                     --               --            1,363,000
                                  -------------     ---------------    ---------------


AMOUNTS RECEIVABLE                   21,019,813               --          134,348,697
INVESTMENTS                                  --                 --                 --
PROPERTY, PLANT AND EQUIPMENT                --                 --                 --
ASSETS UNDER CONSTRUCTION            20,217,297               --           73,653,988
MINERAL PROPERTIES                   44,274,459        696,450,000        835,379,254
OTHER ASSETS                          1,389,574               --           43,668,574
FUTURE INCOME TAX ASSETS                     --                 --            1,578,000
                                  -------------    ---------------    ---------------
                                  $  86,901,143    $   696,450,000    $ 1,181,376,513
                                  =============    ===============    ===============


LIABILITIES
CURRENT
  Accounts payable and accrued    $   4,324,863    $     9,000,000    $    39,969,998
    liabilities
  Taxes payable                       2,463,375               --            3,409,061
  Current portion of long-term debt   2,463,375               --            3,409,061
                                  -------------    ---------------    ---------------
                                     10,603,679          9,000,000         47,834,475
                                  -------------    ---------------    ---------------


LONG TERM LIABILITIES
  Long-term debt                        851,365                 --        105,848,570
  Due to related parties                     --                 --                 --
  Future tax liability                       --        236,800,000        251,994,964
  Royalty payable                            --                 --              838,000
  Asset retirement obligations        1,325,896               --            9,105,116
                                  -------------    ---------------    ---------------
                                      2,177,261        236,800,000        367,786,650
                                  -------------    ---------------    ---------------


SHAREHOLDERS' EQUITY (DEFICIENCY)
Capital stock
  Common stock                       77,267,462        363,604,538        676,090,105
  Warrants                           11,706,266         74,341,938         90,614,236
  Agents options                             --                 --                 --
    Deferred compensation                    --           (2,150,000)        (2,150,000)
  Contributed surplus                 6,592,843         (6,592,843)         4,976,048
Deficit
  Prior year                        (15,464,134)        15,464,134            263,000
  Current year                       (5,982,233)         5,982,233         (4,038,000)
                                  -------------    ---------------    ---------------
                                    (21,446,368)        21,446,367         (3,775,001)
                                  -------------    ---------------    ---------------
                                     74,120,203        450,650,000        765,755,388
                                  -------------    ---------------    ---------------
                                  $  86,901,143    $   696,450,000    $ 1,181,376,513
                                  =============    ===============    ===============

                                YAMANA GOLD INC.

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                   Nine month period ended September 30, 2005
                                   (Unaudited)
                           (Expressed in U.S. dollars)


                                      Yamana Gold   Pro forma RNC    Disposition of    Plan of
                                          Inc.         Gold Inc.        Hemco         Arrangement
                                                    (Schedule A-2)     (Note 3)      (Note 6 (a))
---------------------------------------------------------------------------------------------------
GOLD SALES                           $ 29,383,000    $ 39,304,938    $(9,208,370)           $--
                                     ------------    ------------    -----------    -----------

Cost of sales                         (20,952,000)    (33,264,577)     7,428,061           --
Royalties and production taxes               --          (284,248)        92,522           --
Depreciation, amortization and         (4,570,000)     (6,536,485)       473,299     (1,917,900)
  depletion
Accretion of assets retirement           (258,000)        (67,228)          --             --
  obligation
                                     ------------    ------------    -----------    -----------

Mine operating earnings                 3,603,000        (847,600)    (1,214,488)    (1,917,900)
Corporate administration               (6,314,000)     (1,943,006)       335,390           --
Exploration                                  --          (690,554)       319,293         73,896
Foreign exchange gain (loss)            3,426,000        (153,366)       106,480           --
Other income (expense)                       --         2,146,560     (2,811,709)          --
Stock-based compensation               (2,303,000)       (769,566)          --             --
Non-hedge derivative gain (loss) .           --           256,906           --             --
                                     ------------    ------------    -----------    -----------

OPERATING EARNINGS                     (1,588,000)     (2,000,626)    (3,265,034)    (1,844,004)
                                     ------------    ------------    -----------    -----------

Investment and other business           1,419,000            --             --         (283,500)
  income (loss)
Interest expense                             --        (1,656,544)        23,974      1,417,700
                                     ------------    ------------    -----------    -----------

EARNINGS (LOSS) BEFORE
  INCOME TAX EXPENSE                     (169,000)     (3,657,170)    (3,241,060)      (709,804)
                                     ------------    ------------    -----------    -----------

INCOME TAX
  Current income tax                      (28,000)     (1,024,175)       280,607           --
  Future income tax                    (3,841,000)        431,250           --          479,500
                                     ------------    ------------    -----------    -----------

                                       (3,869,000)       (592,925)       280,607        479,500
                                     ------------    ------------    -----------    -----------

INCOME (LOSS) FOR THE PERIOD         $ (4,038,000)   $ (4,250,095)   $(2,960,453)   $  (230,304)
                                     ============    ============    ===========    ===========



                                       Pro forma      Desert Sun      Adjusted      Yamana consolidated
                                       Yamana Gold    Mining Corp.    ro forma         pro forma
                                          Inc.
----------------------------------------------------------------------------------------------------------
GOLD SALES                           $ 59,479,568    $ 7,817,553    $--                 $ 67,297,121
                                     ------------    -----------    -----------       ------------

Cost of sales                         (46,788,516)    (5,306,201)    --                 (52,094,717)
Royalties and production taxes           (191,726)       (78,507)    --                    (270,233)
Depreciation, amortization and        (12,551,086)    (1,352,937)    --                 (13,904,023)
  depletion
Accretion of assets retirement           (325,228)          --       --                    (325,228)
  obligation
                                     ------------    -----------    -----------       ------------

Mine operating earnings                  (376,988)     1,079,907     --                     702,919
Corporate administration               (7,921,616)    (3,182,150)    --                 (11,103,766)
Exploration                              (297,365)          --       --                    (297,365)
Foreign exchange gain (loss)            3,379,114         38,381     --                   3,417,495
Other income (expense)                   (665,149)          --       --                    (665,149)
Stock-based compensation               (3,072,566)    (3,998,623)    --                  (7,071,189)
Non-hedge derivative gain (loss) .        256,906           --       --                     256,906
                                     ------------    -----------    -----------       ------------

OPERATING EARNINGS                     (8,697,664)    (6,062,485)    --                 (14,760,149)
                                     ------------    -----------    -----------       ------------

Investment and other business           1,135,500        285,242     --                   1,420,742
  income (loss)
Interest expense                         (214,870)      (151,780)    --                    (366,650)
                                     ------------    -----------    -----------       ------------

EARNINGS (LOSS) BEFORE
  INCOME TAX EXPENSE                   (7,777,034)    (5,929,023)    --                 (13,706,057)
                                     ------------    -----------    -----------       ------------

INCOME TAX
  Current income tax                     (771,568)       (75,890)    --                    (847,458)
  Future income tax                    (2,930,250)        22,680     --                  (2,907,570)
                                     ------------    -----------    -----------       ------------

                                       (3,701,818)       (53,210)    --                  (3,755,028)
                                     ------------    -----------    -----------       ------------

INCOME (LOSS) FOR THE PERIOD         $(11,478,852)   $(5,982,233)   $--                $(17,461,085)
                                     ------------    -----------    -----------       ------------

                                YAMANA GOLD INC.

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                         Periods ended December 31, 2004
                                   (Unaudited)
                           (Expressed in U.S. dollars)



                                      Yamana Gold   Pro forma RNC    Disposition of    Plan of
                                          Inc.         Gold Inc.        Hemco         Arrangement
                                      (10 months)   (Schedule A-3)                    (Note 6 (b))
---------------------------------------------------------------------------------------------------
GOLD SALES                           $ 32,298,000    $ 58,920,142    $(11,317,524)           $--
                                     ------------    ------------    ------------    -----------

Cost of sales                         (17,755,000)    (45,831,220)      8,899,428           --
Depreciation, amortization and         (4,541,000)     (8,466,249)        671,110     (2,557,000)
  depletion
Accretion of assets retirement           (364,000)       (199,031)        115,802           --
                                     ------------    ------------    ------------    -----------
  obligation

Mine operating earnings                 9,638,000       4,423,642      (1,631,184)    (2,557,000)
Corporate administration               (5,487,000)     (1,807,061)         97,011           --
Exploration                                  --          (831,714)        488,500         74,503
Foreign exchange gain (loss)            1,848,000        (186,614)        106,193           --
Other income (expense)                       --          (545,571)        (93,870)          --
Stock-based compensation               (2,191,000)       (944,539)           --             --
Non-hedge derivative gain (loss) .           --           940,582            --             --
                                     ------------    ------------    ------------    -----------

OPERATING EARNINGS                      3,808,000       1,048,725      (1,033,350)    (2,482,497)
                                     ------------    ------------    ------------    -----------

Investment and other business             792,000            --              --         (378,000)
  income (loss)
Interest expense                             --        (3,084,620)        666,909      1,890,300
Non-controlling interest                     --          (112,845)        112,845           --
                                     ------------    ------------    ------------    -----------

EARNINGS (LOSS) BEFORE
  INCOME TAX EXPENSE                    4,600,000      (2,148,740)       (253,596)      (970,197)
                                     ------------    ------------    ------------    -----------

INCOME TAX
  Current income tax                   (1,387,000)       (868,093)        348,356           --
  Future income tax                      (430,000)        975,563            --          639,300
                                     ------------    ------------    ------------    -----------

                                       (1,817,000)        107,470         348,356        639,300
                                     ------------    ------------    ------------    -----------

INCOME (LOSS) FOR THE PERIOD         $  2,783,000    $ (2,041,270)   $     94,760    $  (330,897)
                                     ============    ============    ============    ===========




                                       Pro forma      Desert Sun      Adjusted      Yamana consolidated
                                       Yamana Gold    Mining Corp.    pro forma         pro forma
                                          Inc.       (Schedule B)
                                                     (13 months)

-----------------------------------------------------------------------------------------------------

GOLD SALES                           $ 79,900,618            $--    $--                $ 79,900,618
                                     ------------    -----------    -----------       ------------

Cost of sales                         (54,686,792)          --       --                 (54,686,792)
Depreciation, amortization and        (14,893,139)          --       --                 (14,893,139)
  depletion
Accretion of assets retirement           (447,229)          --       --                    (447,229)
  obligation
                                     ------------    -----------    -----------       ------------

Mine operating earnings                 9,873,458           --       --                   9,873,458
Corporate administration               (7,197,050)    (3,134,106)    --                 (10,331,156)
Exploration                              (268,711)          --       --                    (268,711)
Foreign exchange gain (loss)            1,767,579        (15,780)    --                   1,751,799
Other income (expense)                   (639,441)       524,553     --                    (114,888)
Stock-based compensation               (3,135,539)    (3,854,715)    --                  (6,990,254)
Non-hedge derivative gain (loss) .        940,582           --       --                     940,582
                                     ------------    -----------    -----------       ------------

OPERATING EARNINGS                      1,340,878     (6,480,047)    --                  (5,139,169)
                                     ------------    -----------    -----------       ------------

Investment and other business             414,000           --       --                     414,000
  income (loss)
Interest expense                         (527,411)         1,637     --                    (525,774)
Non-controlling interest                     --             --       --                        --
                                     ------------    -----------    -----------       ------------

EARNINGS (LOSS) BEFORE
  INCOME TAX EXPENSE                    1,227,467     (6,478,410)    --                  (5,250,943)
                                     ------------    -----------    -----------       ------------

INCOME TAX
  Current income tax                   (1,906,737)          --       --                  (1,906,737)
  Future income tax                     1,184,863           --       --                   1,184,863
                                     ------------    -----------    -----------       ------------

                                         (721,874)          --       --                    (721,874)
                                     ------------    -----------    -----------       ------------

INCOME (LOSS) FOR THE PERIOD         $    505,593    $(6,478,410)   $--                $ (5,972,817)
                                     ============    ===========    ===========       ============

                                YAMANA GOLD INC.

            NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

                               September 30, 2005
                                   (Unaudited)
                           (Expressed in U.S. Dollars)


1.   BASIS OF PRESENTATION

     The unaudited pro forma consolidated financial statements have been prepared in connection with the proposed acquisition of Desert Sun Mining Corp ("Desert Sun") and RNC Gold Inc. ("RNC") by Yamana Gold Inc. ("Yamana") and concurrently the disposition of Hemco de Nicaragua S.A. ("Hemco") excluding its exploration properties. The unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statement of operations of RNC have been prepared in connection with the acquisition of Minerales de Occidente S.A., ("Minosa") the owner of the San Andres gold mine in Honduras.

     In compiling the unaudited pro forma consolidated balance sheet and the pro forma consolidated statement of operations, the following historical information was used:

     (a) the unaudited balance sheet of Yamana as at September 30, 2005, and the unaudited statement of operations for the period from January 1, 2005 to September 30, 2005;

     (b) the unaudited balance sheet of Desert Sun as at September 30, 2005 and the unaudited statement of operations for the period from January 1, 2005 to September 30, 2005;

     (c) the unaudited balance sheet of RNC as at September 30, 2005 and the unaudited statement of operations for the period from January 1, 2005 to September 30, 2005;

     (d) the unaudited balance sheet of Minosa as at September 30, 2005, and the unaudited statement of operations for the period from January 1, 2005 to September 30, 2005;

     (e) the audited financial statements of Yamana for the ten month period ended December 31, 2004;

     (f) the audited financial statements of Desert Sun for the sixteen month period ended December 31, 2004;

     (g) the audited financial statements of RNC for the period ended December 31, 2004; and

     (h) the audited financial statements of Minosa for the year ended December 31, 2004.

     The unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statement of operations should be read in conjunction with the September 30, 2005 and 2004 unaudited financial statements and the audited December 31, 2004 financial statements including notes thereto as listed above.

     The unaudited pro forma consolidated balance sheet gives effect to the proposed transactions as if they had occurred as at September 30, 2005. The unaudited pro forma consolidated statements of operations give effect to the proposed transactions as if they had occurred as at January 1, 2005 and 2004.

     The unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statement of operations may not be indicative of either the financial position or the results that actually would have occurred if the events herein had been in effect on the dates indicated or the results that may be obtained in the future.

     The accounting policies used in the compilation are set out in Yamana's consolidated financial statements. Accounting policy differences may be identified upon consummation of the proposed acquisitions.

2.   PURCHASE OF MINOSA

     On December 16, 2005, RNC acquired from Terra Mining Inc. ("Terra"), a private Belize company, 75% of the outstanding shares in the capital of Minosa. The consideration was the payment of $12 million and the granting of a net smelter return royalty on the production from the San Andres mine. The royalty is to be calculated as 1% on the first $20 million of annual revenue and 0.5% on all annual revenue in excess of $20 million subject to a cumulative aggregate maximum payment of $1.5 million. This royalty has been valued at $838,000 using the current mine plan, a future gold price of $400 per ounce and an 8% discount rate. Additionally, it was agreed that the loans to a local Honduran bank would be repaid ("Honduran loans").

     RNC has also exercised an option to acquire all of the outstanding shares of RNC (Honduras) Limited, a Belize corporation, which is the indirect owner of the remaining 25% interest in the San Andres mine. The optioned shares to be acquired are owned by certain senior executives of RNC. The parties have agreed that the purchase price for the optioned shares will be $4 million, being the pro rata share of the cash portion of the purchase price to be received by Terra. The optionees further have agreed to accept 872,093 common shares of Yamana in satisfaction of the purchase price. These shares are to be of the same type and have the same terms as the shares issued to finance the purchase of RNC by Yamana.

     For purposes of the pro forma statements the acquisition is reflected in RNC with the consideration to the senior executives being a $4,000,000 note payable. If the Yamana transaction does not proceed this note would be converted to RNC shares.

     RNC will also acquire a 0.667% net smelter royalty on the Minosa production for consideration of $250,000.

     (a)  Transaction adjustments

          The following  adjustments  were made to the  financial  statements of
          Minosa:

          (i) Accounts receivable of $2,696,594 will be distributed as a dividend in kind.

          (ii) Shares of RNC valued in the financial statements of Minosa at $232,391 are to be distributed to key employees of RNC prior to amalgamation with Yamana and have been expensed as a remuneration expense.

          (iii) The Minosa purchase price was calculated as follows:

Acquisition of 75%...........................................       $12,000,000
Acquisition of 25%...........................................         4,000,000
Minosa debt acquired.........................................         5,764,843
Grant of NSR royalty.........................................           838,000
Acquisition of 0.667% royalty................................           250,000
                                                                        -------

Total consideration..........................................        22,852,843
                                                                     ----------

The purchase price was allocated as follows:
Net working capital acquired.................................       (1,814,895)
Property plant and equipment, net............................      (13,515,637)
Asset retirement obligation..................................         1,103,107
                                                                      ---------

                                                                   (14,227,425)

                                                                      8,625,418
Deferred tax calculated at 25%...............................         2,875,139
                                                                      ---------

Excess of purchase price over the carrying value of the
   assets acquired...........................................       $11,500,557
                                                                    ===========

               The $4,000,000 related to the acquisition of 25% interest in Minosa is to be paid through the distribution of 872,093 Yamana common shares. For the RNC unaudited pro forma balance sheet it has been recorded as an account payable and as a share issuance in the Yamana unaudited pro forma balance sheet.

               The entire excess purchase price over the carrying value of the assets acquired for the Minosa acquisition was allocated to mineral properties.

               This purchase price allocation is preliminary and will be revised on the completion of further property evaluation.

     (b)  Financing of the Minosa acquisition

          In connection with the Arrangement, Yamana has entered into a credit agreement (the "Credit Agreement") with a wholly owned subsidiary ("Subco") of RNC whereby Yamana has made a senior secured loan to Subco in the amount of $18,903,000. The Loan was used to complete the purchase of 75% of the outstanding capital of Minosa and related transactions. Under the Credit agreement the loan is secured by a pledge of all of the shares of Subco and Minosa and secured by a security interest in all of the assets comprising the San Andres mine.

          The Loan has an interest rate of 10% and is due on March 7, 2006. In the event of a default under the Loan, including if the Arrangement is terminated or does not close on or before March 7, 2006, the loan shall be immediately due and payable in full, together with accrued and unpaid interest and Yamana may exercise an option to acquire 100% of Subco for an exercise price equal to the original principal and any accrued interest due on the Loan or enforce its rights under the Loan and the security. In the event the Arrangement is terminated as a result of a breach by Yamana, Yamana shall be precluded from exercising the option or enforcing its security for a period of 60 days. In the event of a default under the Loan, Yamana's sole recourse shall be to Subco, Minosa and the security and Yamana shall have no recourse to RNC.

          The proceeds of the loan were used as follows:

Loan proceeds...............................................        $18,903,000
                                                                    -----------

The proceeds of the loan were used as follows:
Acquisition of 75% of Minosa................................         12,000,000
Acquisition of a 0.667% royalty.............................            250,000
Assets purchases............................................          1,036,176
Debt repayments -- Minosa....................................          5,764,843
Debt repayments -- Desminic..................................            254,930
                                                                         -------

                                                                     19,305,949

Change in cash..............................................         $(402,949)
                                                                     ==========


3.   SALE OF HEMCO DE NICARAGUA S.A. ("HEMCO")

     RNC and Yamana have entered into an Arrangement Agreement ("Arrangement") pursuant to which RNC is to be amalgamated with a wholly-owned subsidiary of Yamana through a court approved plan of arrangement.

     As a condition to the Arrangement, Yamana is requiring RNC to dispose of Hemco and the related debt to a Management Group for proceeds of $500,000. Prior to disposition, the Company will transfer its exploration properties to a subsidiary of RNC and Yamana will assume, on a pro rata basis based on property ownership, the debt owed to Corporaciones Nationales del Sector Publico ("CORNAP") to a maximum amount of $1.5 million.

     The disposition of Hemco would be recorded as follows:

Proceeds of disposition........................................................................................             $500,000
Excess of the fair value monetary assets over the fair value of monetary liabilities (excluding CORNAP)........          (1,373,922)
Property plant and equipment, net..............................................................................          (4,048,316)
CORNAP debt assigned...........................................................................................              738,102
Asset retirement obligation....................................................................................              260,423
Loss on disposition............................................................................................           $3,923,713
                                                                                                                          ==========


     The Hemco land package includes a total of 205,095 hectares of exploration and exploitations concessions. Of the exploitation concessions 12,400 hectares surrounding the existing mine and mill will be sold. The 185,725 hectares of exploration concessions and 6,970 hectares of exploitation concessions will be transferred to a subsidiary of Yamana. The assigned value of the land transferred to the Yamana subsidiary is $2,720,000.

     As at September 30, 2005, the total outstanding CORNAP debt was $2,214,307 ($900,000 was recorded as short term portion of long term debt and $1,314,307 was recorded as long term debt). Two thirds of the debt or $1,476,205 will be retained by the Company while $738,102 will be assigned to the new owners.

4.   ACQUISITION OF RNC BY YAMANA

     Under the Arrangement, the shareholders of RNC will receive 0.12 common shares of Yamana for each common share of RNC held. As at September 30, 2005 there were 40,569,021 shares of RNC outstanding. The volume adjusted share price of the Yamana stock for the period of two days prior to the December 4, 2005 transaction date as well as two days following the transaction date was Cdn$6.04 per share.

     Concurrent with the closing, Yamana has acquired all of the outstanding shares of RNC (Honduras) Limited from the optionees by the issuance of an aggregate of 872,093 common shares of Yamana.

     The purchase price was calculated as follows:

Purchase of RNC shares
RNC shares converted to Yamana shares
  40,569,021 @ 0.12 = 4,868,283 Yamana shares
  Yamana share price of Cdn$6.04
  Exchange rate of 1.16528 = US$5.18 per share
Purchase of RNC shares......................................................           $25,217,705
Purchase of Minosa..........................................................            18,903,000
Purchase of RNC (Honduras) Limited..........................................             4,517,400
Estimated transaction expenses..............................................             1,500,000
Fair value of options and warrants acquired.................................             1,126,080
RNC management severance....................................................               760,000
                                                                                           -------

Purchase price..............................................................            52,024,185
                                                                                        ----------

The purchase price was allocated as follows:
Net working capital acquired................................................             (773,088)
Property plant and equipment, net...........................................          (28,359,691)
Mineral properties and other assets.........................................          (20,357,727)
Long-term liabilities.......................................................             7,055,872
                                                                                         ---------

                                                                                      (42,434,634)

                                                                                         9,589,551
Deferred tax at 25%.........................................................             3,196,517
                                                                                         ---------

Excess of purchase price over carrying value of assets acquired.............           $12,786,068
                                                                                       ===========


     The fair value of the RNC warrants which will continue with Yamana have been valued using a Black-Scholes pricing model at $826,032. The fair value of the RNC outstanding stock options have been fair valued using a Black-Scholes option pricing model at $300,048. The cost of acquisition of Minosa and the estimated cost of the Yamana and RNC Plan of Arrangement has been estimated to be $1,500,000.

     The entire excess purchase price over carrying value of the assets acquired was allocated to mineral properties.

     This purchase price allocation is preliminary and will be revised on the completion of further property evaluation.

5.   ACQUISITION OF DESERT SUN BY YAMANA

     Under the Arrangement, the shareholders of Desert Sun will receive 0.6 common shares of Yamana for each common share of Desert Sun. As at September 30, 2005 there were 87,578,894 shares of Desert Sun outstanding. The volume adjusted share price of the Yamana stock for the period of two days prior to the February 22, 2006 transaction date as well as two days following the transaction date was $8.39 per share. The business combination will be accounted for as a purchase transaction with Yamana consolidating the results of operation of Desert Sun from the date of acquisition. Yamana will also exchange all outstanding stock options and share purchase warrants of Desert Sun for similar securities of Yamana at an exchange ratio of 0.6 and at a price equivalent to the original price divided by 0.6. Desert Sun prepares their financial statements in Canadian dollars. For the purpose of these pro forma financial statements the financial information of Desert Sun has been translated into US dollars at an exchange rate of US$0.8723 to $1 Canadian, being the closing rate on February 22, 2006, the date that the transaction was announced.

     The purchase price was calculated as follows:

Desert Sun shares converted to Yamana shares
  52,547,336 Yamana shares at $8.39 per share
Purchase of Desert Sun shares...............................................         $440,870,000
Estimated transaction expenses..............................................            3,000,000
Provision for termination payments..........................................            6,000,000
Fair value of options and warrants acquired.................................           83,900,000
                                                                                       ----------

Purchase price..............................................................          533,770,000
                                                                                      -----------

The purchase price was allocated as follows:
Net working capital acquired................................................         (10,420,000)
Property plant and equipment, net...........................................         (20,217,000)
Mineral properties and other assets.........................................         (44,274,000)
Other.......................................................................              791,000
                                                                                          -------

                                                                                     (74,120,000)

                                                                                      459,650,000
Deferred tax at 34%.........................................................          236,800,000
                                                                                      -----------
Excess of purchase price over carrying value of assets acquired.............         $696,450,000
                                                                                     ============


     The fair value of the Desert Sun warrants which will continue with Yamana have been valued using a Black-Scholes pricing model at $50,700,000. The fair value of the Desert Sun outstanding stock options have been estimated using a Black-Scholes option pricing model at $33,200,000. Additionally, the pro forma purchase consideration includes the maximum liability that may arise from various management service agreements that contain termination provisions. Yamana has estimated that this obligation may generate maximum liability of approximately $6,000,000. The cost of acquisition and the estimated cost of the Yamana and Desert Sun Plan of Arrangement has been estimated to be $3,000,000.

     Yamana has not yet determined the fair value of all identifiable assets and liabilities acquired, the amount of the purchase price that may be allocated to goodwill, or the complete impact of applying purchase accounting to the statement of operations. Therefore, after reflecting the pro forma purchase adjustments identified to date, the excess of the purchase consideration over the adjusted book values of Desert Sun's assets and liabilities has been allocated to mineral properties. Upon consummation of the proposed acquisition of Desert Sun operations and assets, the fair value of all identifiable assets and liabilities acquired as well as any goodwill arising upon the acquisition will be determined. On completion of these assessments, with a corresponding adjustment to the historic carrying amounts of property, plant and equipment, or on the recording of any finite life intangible assets on acquisition, these adjustments will impact the measurement of amortization recorded in the consolidated statement of operations of Yamana for periods after the date of acquisition. Yamana estimates that a $100 million adjustment to the carrying value of property, plant and equipment that is in production would result in a adjustment to amortization expense in the pro forma statement of operations by approximately $3 million for the nine month period ended September 30, 2005.


6.   EFFECT  OF  TRANSACTIONS  ON  THE  CONSOLIDATED  PRO  FORMA  STATEMENTS  OF
     OPERATIONS

     (a)  For the nine month period ended September 30, 2005

          For the unaudited pro forma consolidated statements of operations to give effect to the proposed transactions as if they had occurred as at January 1, 2005 the following adjustments would be made:

          (i)  Transaction adjustments

               Shares of RNC held by Minosa are to be distributed as a bonus to key employees (not to include Martin and Lough) as part of the transaction. This will result in a charge to income of $232,391.

          (ii) Interest expense

               The pro forma statement of operations for the period ended September 30, 2005 assumes that the Honduran loans would have been repaid and the Yamana loan of $18,903,000 would have been in effect. Therefore the interest expense of $510,109 accrued on the Honduran loans would not have existed however a Yamana loan interest expense of $1,417,700 would have been recorded on the financial statements of Minosa.

               Additionally, as the loan was from Yamana, Yamana would record an interest income of $1,417,700. Yamana would have had $18,903,000 less cash in the treasury which would have reduced the Investment and other business income by an estimated $283,500 assuming available cash could have been invested at an interest rate of 2%.

          (iii) Depreciation, amortization and depletion expense -- RNC

               It is assumed that the addition to Mineral Property related to the excess of the purchase price over the assets acquired would be amortized on a straight line basis over the life of the mine which is estimated to be 5 years. In relation to Minosa, the additional amortization for the nine month period would be calculated as $1,725,000 and for Yamana $1,917,900.

          (iv) Tax effect

               The tax effect of the mineral property amortization of the Minosa excess of purchase price over the fair value of the assets acquired calculated at 25% would be $431,250. The tax effect of the mineral property amortization of the RNC excess of purchase price over the fair value of the assets acquired calculated at 25% would be $479,500.

          (v)  Difference in accounting policies

               All of the accounting policies of Yamana, Desert Sun and RNC are similar except for the policy in regards to accounting for exploration expenses. Had the Yamana exploration accounting policy been applied to RNC, $73,896 of exploration activities at Minosa would have been capitalized during the first nine months of 2005.

     (b)  For the period ended December 31, 2004

          For the unaudited pro forma consolidated statements of operations to give effect to the proposed transactions as if they had occurred as at January 1, 2004 the following adjustments would be made:

          (i)  Transaction adjustments

               Shares of RNC held by Minosa are to be distributed as a bonus to key employees (not to include Martin and Lough) as part of the transaction. This will result in a charge to income of $232,391.

          (ii) Interest expense

               The unaudited pro forma statement of operations for the period ended December 31, 2004 assumes that the Honduran loans would have been repaid and the Yamana loan of $18,903,000 would have been in effect. Therefore the interest expense of $1,005,354 accrued on the Honduran loans would not have existed however an interest expense of $1,890,300 would have been recorded on the financial statements of Minosa.

               Additionally, as the loan was from Yamana, Yamana would record an interest income of $1,890,300. Yamana would have had $18,903,000 less cash in the treasury which would have reduced the Investment and other business income by an estimated $378,000 assuming available cash could have been invested at an interest rate of 2%.

          (iii) Depreciation, amortization and depletion expense -- RNC

               It is assumed that the addition to Mineral Property related to the excess of the purchase price over the assets acquired would be amortized on a straight line basis over the life of the properties which is estimated to be 5 years. In relation to Minosa, the additional amortization for the nine month period would be calculated as $2,300,100 and for Yamana $2,557,000.

          (iv) Tax effect

               The tax effect of the mineral property amortization of the Minosa excess of purchase price over the fair value of the assets acquired calculated at 25% would be $575,025. The tax effect of the mineral property amortization of the RNC excess of purchase price over the fair value of the assets acquired calculated at 25% would be $639,300.

          (v)  Difference in accounting policies

               All of the accounting policies of Yamana, Desert Sun and RNC are similar except for the policy in regards to accounting for exploration expenses. Had the Yamana exploration accounting policy been applied to RNC, $74,503 of exploration activities at Minosa would have been capitalized during the 2004 period.


7.   YAMANA SHARES OUTSTANDING AND LOSS PER SHARE

     After giving effect to the transactions the following Yamana shares would have been outstanding as at September 30, 2005:



                                                                                           September 30, 2005    December 31, 2004
Weighted average shares outstanding for the nine months ending September 30, 2005.......         129,654,000        100,036,000
Issued to acquire RNC...................................................................           4,868,283          4,868,283
Issued to acquire 25% of Minosa.........................................................             872,093            872,093
Issued to acquire Desert Sun............................................................          52,547,333         52,547,333
                                                                                                  ----------         ----------
Weighted average pro forma shares.......................................................         187,941,709        158,323,709
                                                                                                 ===========        ===========

                                YAMANA GOLD INC.

                      PRO FORMA CONSOLIDATED BALANCE SHEET

                               September 30, 2005
                                   (Unaudited)
                           (Expressed in U.S. dollars)


                                                                    Schedule A-1


                                             RNC Gold Inc.    Minerales de    Minosa Acquisition  Pro forma RNC
                                                              Occidente S.A.  and Financing         Gold Inc.
                                                                                                     (Note 2)
ASSETS
CURRENT
  Cash and cash equivalents                  $  1,067,823    $    427,197    $   (402,947)       $  1,092,073
  Accounts receivable                           2,545,064       3,512,051      (2,696,594)          3,360,521
  Inventory                                     4,449,546       4,055,384            --             8,504,930
                                             ------------    ------------    ------------        ------------

                                                8,062,433       7,994,632      (3,099,541)         12,957,524
INVESTMENTS                                          --           232,391        (232,391)                 --
PROPERTY, PLANT AND EQUIPMENT                  17,856,194      13,515,637       1,036,176          32,408,007
ASSETS UNDER CONSTRUCTION                            --              --              --                   --
MINERAL PROPERTIES                              8,857,170            --        11,500,557          20,357,727
                                             ------------    ------------    ------------        ------------

                                             $ 34,775,797    $ 21,742,660    $  9,204,801        $ 65,723,258
                                             ============    ============    ============        ============

LIABILITIES
CURRENT
  Accounts payable and accrued liabilities   $  7,141,274    $  2,281,862    $  4,000,000        $ 13,423,136
  Taxes payable                                      --           639,975            --               639,975
  Current portion of long-term debt             1,802,333       4,438,248      14,209,822          20,450,403
                                             ------------    ------------    ------------        ------------

                                                8,943,607       7,360,085      18,209,822          34,513,514
                                             ------------    ------------    ------------        ------------

LONG TERM LIABILITIES
  Long-term debt                                1,314,307         717,198        (717,198)          1,314,307
  Due to related parties                             --           609,397        (609,397)                --
  Future tax liability                               --           561,308       2,875,139           3,436,447
  Royalty payable                                    --              --           838,000             838,000
  Asset retirement obligations                  1,062,536       1,103,107            --             2,165,643
                                             ------------    ------------    ------------        ------------

                                                2,376,843       2,991,010       2,386,544           7,754,397
                                             ------------    ------------    ------------        ------------

SHAREHOLDERS' EQUITY (DEFICIENCY)
Capital stock
  Common stock                                 25,686,008          33,671         (33,671)         25,686,008
  Warrants                                      9,178,928            --              --             9,178,928
  Agents options                                  638,343            --              --               638,343
  Contributed surplus                           3,607,334            --              --             3,607,334
Deficit
  Prior year                                  (12,500,027)     10,038,487     (10,038,487)        (12,500,027)
  Current year                                 (3,155,239)      1,338,976      (1,338,976)         (3,155,239)
                                             ------------    ------------    ------------        ------------
                                              (15,655,266)     11,377,463     (11,377,463)        (15,655,266)
                                             ------------    ------------    ------------        ------------
                                               23,455,347      11,411,134     (11,411,134)         23,455,347
                                             ------------    ------------    ------------        ------------
                                             $ 34,775,797    $ 21,762,229    $  9,185,232        $ 65,723,258
                                             ============    ============    ============        ============

                                YAMANA GOLD INC.

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                   Nine month period ended September 30, 2005
                                   (Unaudited)
                           (Expressed in U.S. dollars)

                                                                    Schedule A-2


                                             RNC Gold Inc.    Minerales de    Minosa Acquisition  Pro forma RNC
                                                              Occidente S.A.    and Financing       Gold Inc.
                                                                                (Note 5(a))

GOLD SALES                                  $ 20,359,703    $ 18,945,235            $--        $ 39,304,938
                                            ------------    ------------    -----------        ------------

Cost of sales                                (18,663,568)    (14,601,009)          --           (33,264,577)
Royalties and production taxes                  (284,248)           --             --              (284,248)
Depreciation, amortization and depletion      (3,046,276)     (1,765,209)    (1,725,000)         (6,536,485)
Accretion of assets retirement obligation        (30,985)        (36,243)          --               (67,228)
                                            ------------    ------------    -----------        ------------

Mine operating earnings                       (1,665,374)      2,542,774     (1,725,000)           (847,600)
Corporate administration                      (1,943,006)           --             --            (1,943,006)
Exploration                                     (616,658)        (73,896)          --              (690,554)
Foreign exchange gain (loss)                    (172,935)         19,569           --              (153,366)
Other income (expense)                         2,562,508        (183,557)      (232,391)          2,146,560
Stock-based compensation                        (769,566)           --             --              (769,566)
Non-hedge derivative gain (loss)                 256,906            --             --               256,906
                                            ------------    ------------    -----------        ------------

OPERATING EARNINGS                            (2,348,125)      2,304,890     (1,957,391)         (2,000,626)
                                            ------------    ------------    -----------        ------------

Interest expense                                (238,744)       (510,109)      (907,691)         (1,656,544)
                                            ------------    ------------    -----------        ------------

EARNINGS (LOSS) BEFORE
  INCOME TAX EXPENSE                          (2,586,869)      1,794,781     (2,865,082)         (3,657,170)
                                            ------------    ------------    -----------        ------------

INCOME TAX
  Current income tax                            (568,370)       (455,805)          --            (1,024,175)
  Future income tax                                 --              --          431,250             431,250
                                            ------------    ------------    -----------        ------------
                                                (568,370)       (455,805)       431,250            (592,925)
                                            ------------    ------------    -----------        ------------
INCOME (LOSS) FOR THE PERIOD                $ (3,155,239)   $  1,338,976    $(2,433,832)       $ (4,250,095)
                                            ============    ============    ===========        ============

                                YAMANA GOLD INC.

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                         Periods ended December 31, 2004
                                   (Unaudited)
                           (Expressed in U.S. dollars)


                                                                    Schedule A-3


                                             RNC Gold Inc.    Minerales de    Minosa Acquisition  Pro forma RNC
                                                              Occidente S.A.    and Financing       Gold Inc.
                                             (12 months)       (12 months)       (Note 5 (b))


GOLD SALES                                  $ 32,165,546    $ 26,754,596            $--        $ 58,920,142
                                            ------------    ------------    -----------        ------------

Cost of sales                                (24,738,834)    (21,092,386)          --           (45,831,220)
Depreciation, amortization and depletion      (4,110,902)     (2,055,347)    (2,300,000)         (8,466,249)
Accretion of assets retirement obligation       (153,362)        (45,669)          --              (199,031)
                                            ------------    ------------    -----------        ------------

Mine operating earnings                        3,162,448       3,561,194     (2,300,000)          4,423,642
Corporate administration                      (1,807,061)           --             --            (1,807,061)
Exploration                                     (757,211)        (74,503)          --              (831,714)
Foreign exchange gain (loss)                    (182,788)         (3,826)          --              (186,614)
Other income (expense)                          (313,180)           --         (232,391)           (545,571)
Stock-based compensation                        (944,539)           --             --              (944,539)
Non-hedge derivative gain (loss)                 940,582            --             --               940,582
                                            ------------    ------------    -----------        ------------

OPERATING EARNINGS                                98,251       3,482,865     (2,532,391)          1,048,725
                                            ------------    ------------    -----------        ------------

Interest expense                              (1,194,320)     (1,005,354)      (884,946)         (3,084,620)
Non-controlling interest                        (112,845)           --             --              (112,845)
                                            ------------    ------------    -----------        ------------

EARNINGS (LOSS) BEFORE
  INCOME TAX EXPENSE                          (1,208,914)      2,477,511     (3,417,337)         (2,148,740)
                                            ------------    ------------    -----------        ------------

INCOME TAX
  Current income tax                            (868,093)           --             --              (868,093)
  Future income tax                                 --           400,538        575,025             975,563
                                            ------------    ------------    -----------        ------------

                                                (868,093)        400,538        575,025             107,470
                                            ------------    ------------    -----------        ------------

INCOME (LOSS) FOR THE PERIOD                $ (2,077,007)   $  2,878,049    $(2,842,312)       $ (2,041,270)
                                            ============    ============    ===========        ============

                                YAMANA GOLD INC.

                PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS OF

                             DESERT SUN MINING CORP.

Periods ended December 31, 2004
(Unaudited)
(Expressed in U.S. dollars)

                                                                      Schedule B


                                                    Sixteen months ended      Three months ended       Thirteen months ended
                                                     December 31, 2004         November 30, 2003         December 31, 2004
                                                    -----------------         -----------------         -----------------

GOLD SALES.....................................                 $--                      $--                       $--
                                                          ---------                ---------                 ---------

EXPENSES
  Corporate administration.....................           3,925,277                   791,171                 3,134,106
  Foreign exchange gain (loss).................              15,780                        --                    15,780
  Other income (expense).......................           (587,367)                  (62,813)                  (524,553)
  Stock-based compensation.....................           3,854,715                       --                  3,854,715
                                                          ---------                ---------                 ---------

LOSS BEFORE THE UNDERNOTED.....................         (7,208,405)                 (728,357)                (6,480,047)
INTEREST INCOME................................                 --                        --                         --
INTEREST EXPENSE...............................             (1,637)                       --                     (1,637)
                                                          ---------                ---------                 ---------

NET LOSS FOR THE PERIOD........................        $(7,210,042)                $(728,357)               $(6,481,684)
                                                       ============                ==========              ============

        Any questions and requests for assistance may be directed to the information and proxy solicitation agent Kingsdale Shareholder Services
                  Inc. at the telephone numbers set out below:


                                    [GRAPHIC]

                         North American Toll Free Phone:

                                 1-866-588-6864

                             Facsimile: 416-867-2271
                       Toll Free Facsimile: 1-866-545-5580
                         Banks and Brokers: 416-867-2322
                     Email: shareholder@kingsdalecapital.com

                                                                       EXHIBIT 2




                                  FORM 51-102F3

                          MATERIAL CHANGE REPORT UNDER
                           NATIONAL INSTRUMENT 51-102


Item 1    Name and Address of Company

Yamana Gold Inc.
150 York Street, Suite 1102
Toronto, Ontario
M5H 3S5


Item 2    Date of Material Change

April 19, 2006


Item 3    News Release

A news release with respect to the material change referred to in this report was issued by the Corporation on April 19, 2006 and filed on SEDAR.


Item 4    Summary of Material Change

Yamana Gold Inc. ("Yamana") announce that it has signed an agreement with Amulet Limited ("Amulet"), an investment fund advised by Amaranth Advisors (Canada) ULC, with respect to the early repayment of its US$100 million senior secured note facility.


Item 5    Full Description of Material Change

Yamana announced that it has signed an agreement with Amulet, an investment fund advised by Amaranth Advisors (Canada) ULC, with respect to the early repayment of its US$100 million senior secured note facility. Interest is payable under the facility at 10.95% per annum although for a two year interest deferral period interest accrues at 12.45% per annum. Interest has been accruing on the loan at the higher rate during the deferral period since funds were first drawn. The loan matures and would otherwise be payable in full on April 28, 2011. Under the terms of the facility, the loan was not payable until maturity although Yamana had the option to prepay after three years. Together with accrued interest and other fees, Yamana proposes to pay US$116.4 million on May 5, 2006, which is the date on which the repayment transaction is expected to close. As part of these arrangements, Amulet has also agreed to exercise the previously issued common share purchase warrants that it currently holds for total gross proceeds of C$21,875,000. These warrants were issued to Amulet as consideration relating to the initial provision of the senior secured note facility and would otherwise be exercisable into late 2009 and early 2010. Yamana will also issue 4,885,621 new Yamana common share purchase warrants for the prepayment option and in relation to the early exercise of the existing warrants. The new warrants will have an exercise price of C$19.08 per share and a term of five years. Upon their exercise, Yamana would receive additional funds of C$93.2 million. The transactions are conditional on regulatory approvals and on the closing of Yamana's previously announced financing expected to occur no later than May 2, 2006.


Item 6    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.


Item 7    Omitted Information

Not applicable.


Item 8    Executive Officer

For further information, contact:

Peter Marrone
President & Chief Executive Officer
(416) 815-0220 E-mail: investor@yamana.com


Item 9    Date of Report

DATED as of this 20th day of April, 2006.

                                       YAMANA GOLD INC.


                                       By:   (signed) Charles Main
                                             Chief Financial Officer

                                                                       EXHIBIT 3


                                  FORM 51-102F3

                          MATERIAL CHANGE REPORT UNDER
                           NATIONAL INSTRUMENT 51-102


Item 1     Name and Address of Company

Yamana Gold Inc.
150 York Street, Suite 1102
Toronto, Ontario
M5H 3S5


Item 2     Date of Material Change

April 12, 2006


Item 3     News Release

A news release with respect to the material change referred to in this report was issued by the Corporation on April 12, 2006 and filed on SEDAR.


Item 4     Summary of Material Change

Yamana Gold Inc. ("Yamana") announced that it has agreed to issue common shares at a price of Cdn.$11.50 with respect to its previously announced fully-marketed equity financing. The underwriters have agreed to underwrite 17.4 million common shares for gross proceeds of Cdn.$200.1 million.


Item 5     Full Description of Material Change

Yamana announced that it has agreed to issue common shares at a price of Cdn.$11.50 with respect to its previously announced fully-marketed equity financing. The underwriters have agreed to underwrite 17.4 million common shares for gross proceeds of Cdn.$200.1 million.

The underwriting syndicate is being co-led by Canaccord Capital Corporation and Merrill Lynch Canada Inc. and includes BMO Nesbitt Burns Inc., CIBC World
Markets Inc., GMP Securities L.P., National Bank Financial Inc., Sprott Securities Inc., Bear, Stearns & Co. Inc., Blackmont Capital Inc., Raymond James Ltd., Wellington West Capital Markets Inc., Jennings Capital Inc., Paradigm Capital Inc. and Salman Partners Inc.

The offering is scheduled to close on or about May 2, 2006, and is subject to certain conditions including, but not limited to, receipt of all necessary approvals including approval of the Toronto Stock Exchange, the American Stock Exchange, the AIM Market on the London Stock Exchange and Canadian securities regulatory authorities.

Item 6     Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7     Omitted Information

Not applicable.

Item 8     Executive Officer

For further information, contact:

Peter Marrone
President & Chief Executive Officer
(416) 815-0220 E-mail: investor@yamana.com

Item 9     Date of Report

DATED as of this 17th day of April, 2006.

                                  YAMANA GOLD INC.


                                  By:  (signed) Charles Main
                                       Chief Financial Officer

                                                                       EXHIBIT 4


                                  FORM 51-102F3

                          MATERIAL CHANGE REPORT UNDER
                           NATIONAL INSTRUMENT 51-102



Item 1     Name and Address of Company

Yamana Gold Inc.
150 York Street, Suite 1102
Toronto, Ontario
M5H 3S5


Item 2     Date of Material Change

April 5, 2006


Item 3     News Release

A news release with respect to the material change referred to in this report was issued by the Corporation on April 5, 2006 and filed on SEDAR.


Item 4     Summary of Material Change

Yamana Gold Inc. ("Yamana") and Desert Sun Mining Corp. ("Desert Sun") announced the completion of Yamana's previously announced acquisition of Desert Sun.


Item 5     Full Description of Material Change

Yamana and Desert Sun announced the completion of Yamana's previously announced acquisition of Desert Sun. Pursuant to the acquisition of Desert Sun, shareholders of Desert Sun will receive 0.6 of a Yamana common share for each Desert Sun common share upon submission of their Desert Sun shares together the requisite letter of transmittal. Yamana will issue approximately 63.9 million common shares in connection with the acquisition. Each outstanding warrant of Desert Sun is now exercisable to acquire 0.6 of a Yamana common share at an exercise price of Cdn.$2.50 per warrant ($4.17 per whole Yamana share) at any time on or before November 30, 2008. The warrants, which now trade under the symbol DSM.WT, are expected to commence trading under the symbol YRI.WT.A. on or about April 10, 2006.

As part of the business combination, the board of directors of Yamana will be comprised of Messrs. Peter Marrone, Victor Bradley, Patrick Mars, Juvenal Mesquita Filho, Antenor Silva, Nigel Lees, Dino Titaro, Stan Bharti and Bruce Humphrey. To facilitate the transaction and to accommodate the addition, of new directors, Mr. James Askew has stepped down from the board of directors effective March 31, 2006.

Item 6     Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7     Omitted Information

Not applicable.

Item 8     Executive Officer

For further information, contact:

Peter Marrone
President & Chief Executive Officer
(416) 815-0220 E-mail: investor@yamana.com

Item 9     Date of Report

DATED as of this 10th day of April, 2006.


                                      YAMANA GOLD INC.

                                      By:   (signed) Charles Main
                                            Chief Financial Officer

                                                                       EXHIBIT 5


                                  FORM 51-102F3

                          MATERIAL CHANGE REPORT UNDER
                           NATIONAL INSTRUMENT 51-102



Item 1    Name and Address of Company

Yamana Gold Inc.
150 York Street, Suite 1902
Toronto, Ontario
M5H 3S5

Item 2    Date of Material Change

February 22, 2006

Item 3    News Release

A news release with respect to the material change referred to in this report was issued by Yamana Gold Inc. and Desert Sun Mining Corp. on February 22, 2006 and subsequently filed on SEDAR.

Item 4    Summary of Material Change

Yamana Gold Inc. ("Yamana") and Desert Sun Mining Corp. ("DSM") announced a transaction which provides for Yamana to acquire all of the outstanding shares of DSM.

Item 5    Full Description of Material Change

Yamana and DSM announced a transaction which provides for Yamana to acquire all of the outstanding common shares of DSM in exchange for Yamana common shares. DSM shareholders will receive 0.6 of a Yamana common share for each DSM common share held. Based on the 5-day weighted average of Yamana's share price, the transaction price is C$5.47 per DSM common share, representing a premium of 21.1% over the 5-day weighted average price of DSM's common shares. DSM owns the long-life Jacobina gold mine in Bahia, Brazil near Yamana's Fazenda Brasileiro mine and its C1 Santa Luz pre-feasibility project.

The transaction results in Yamana becoming a leading intermediate gold producer with the following profile:

     o Total resource base of approximately 11.6 million ounces of measured and indicated resources plus inferred resources of approximately 6.1 million ounces;

     o Proven and probable reserves of approximately 7.6 million gold ounces (included in above measured and indicated resource total above);

     o Proven and probable copper reserves of approximately 2.3 billion pounds;

     o    Cash costs  projected at US$270 per ounce of gold in 2006, with US$125
          and   US$115  per  ounce  of  gold   projected   for  2007  and  2008,
          respectively; and

     o One of the largest Brazilian exploration land holdings with a significant presence in three major gold belts.

The transaction provides the following anticipated benefits to Yamana and DSM shareholders:

     o Creates an intermediate gold producer with one of the largest production growth profiles;

     o    Increases operational strength and management depth;

     o    Facilitates operational and administrative synergies;

     o Results in a company with further growth potential from existing development-stage assets and better positioned to take advantage of additional acquisitions; and

     o    Broadens shareholder base and increases share liquidity.

The transaction is accretive to Yamana in terms of net asset value and longer-term earnings and cash flow per share. DSM shareholders will benefit from an attractive premium and the opportunity to participate in the future growth of the combined company.

SUMMARY OF THE TRANSACTION

The acquisition of DSM will be completed by way of a court approved Plan of Arrangement whereby each DSM common share will be exchanged for 0.6 of a Yamana common share. All DSM options and warrants will become exercisable for common shares of Yamana based on the exchange ratio. As a result of the proposed transaction, the combined company will be held approximately 76% by existing Yamana shareholders and 24% by existing DSM shareholders. The total number of Yamana common shares outstanding would be approximately 262.1 million, on a pro forma basis after giving effect to Yamana's previously announced acquisition of RNC Gold Inc. The transaction values DSM at approximately US$500 million on a non-diluted basis.

The acquisition has the unanimous approval of the boards of directors of Yamana and DSM. The board of directors of DSM, having received the unanimous recommendation of a special committee of directors, is recommending that holders of DSM common shares vote in favour of the transaction. GMP Securities L.P. provided an opinion to the special committee of the board of directors of DSM that the business combination is fair, from a financial point of view, to the holders of common shares of DSM.

Yamana has agreed with DSM that Bruce Humphrey (President and CEO of DSM) and Stan Bharti (Chairman of DSM) will join its board of directors. Yamana's management team may be supplemented with the addition of certain officers from DSM to whom Yamana intends to extend offers of employment.

The transaction is subject to all requisite regulatory and court approvals, third party consents and other conditions customary in transactions of this nature. The combination must be approved by at least two-thirds of the votes cast by shareholders of DSM at a meeting of holders of common shares of DSM. The shareholder meeting is expected to be held on March 31, 2006, with the transaction anticipated to close shortly thereafter.

If the combination does not occur under certain circumstances, DSM has agreed to pay Yamana a break-fee of C$21.5 million.

Yamana's financial advisor is National Bank Financial Inc. DSM's financial advisor is Sprott Securities Inc. and its special committee of directors is being advised by GMP Securities L.P.


CAUTIONARY STATEMENTS

This material change report contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of each of Yamana and DSM. Forward looking statements include, but are not limited to, statements with respect to estimated production, synergies and financial impact of the proposed transaction; the benefits of the proposed transaction and the development potential of Yamana's and DSM's properties; the future price of gold and copper; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Yamana and DSM to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; variations in relative amounts of refractory, non refractory and transition ores; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; the businesses of Yamana and DSM not being integrated successfully or such integration proving more difficult, time consuming or costly than expected; not realizing on the anticipated benefits from the Yamana/DSM transaction or not realizing on such anticipated benefits within the expected time frame; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to in the current annual Management's Discussion and Analysis and current Annual Information Form of each of Yamana and DSM filed with the securities regulatory authorities in Canada and available at www.sedar.com, and Yamana's Annual Report on Form 40-F and DSM's Annual Report on Form 20-F, each filed with the United States Securities and Exchange Commission. Although management of each of Yamana and DSM has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Neither Yamana nor DSM undertakes to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. Readers should refer to the respective Annual Information Forms of Yamana, DSM and RNC Gold Inc. each for the year ended December 31, 2004, and other continuous disclosure documents filed by each of Yamana, DSM and RNC Gold Inc. since January 1, 2005 available at www.sedar.com, for further information relating to the mineral resources and mineral reserves of Yamana, DSM and RNC Gold Inc.


Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:

This material change report uses the terms "Measured", "Indicated" and "Inferred" Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Item 6    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7    Omitted Information

Not applicable.

Item 8    Executive Officer

For further information, contact:

Peter Marrone
President and Chief Executive Officer
(416) 815-0220 E-mail: investor@yamana.com

Item 9    Date of Report

DATED as of this 28th day of February, 2006.


                                      YAMANA GOLD INC.


                                      By:  (signed) Charles Main
                                           Chief Financial Officer

                                                                       EXHIBIT 6


                                YAMANA GOLD INC.

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the "Meeting") of Yamana Gold Inc. (the "Company") will be held at The Gallery, TSX Broadcast and Conference Centre, Exchange Tower, on May 2, 2006 at 10:00 a.m. (Toronto time), for the following purposes:

     (a) To receive and consider the annual report of management to the shareholders and the audited consolidated financial statements of the Company for the financial year ended December 31, 2005 and the report of the auditors thereon;

     (b)  To elect directors of the Company for the ensuing year;

     (c) To appoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration;

     (d) To consider and, if thought appropriate, to pass a resolution to amend the Company's share incentive plan to (i) increase the maximum number of common shares that may be reserved for issuance upon exercise of options granted thereunder by 15,400,000 if the previously announced acquisition of Desert Sun Mining Corp. is completed, or by 9,800,000 in the event that the proposed acquisition is not completed; (ii) add a limitation on the percentage of securities issuable to insiders under all security based compensation arrangements; and (iii) amend the provisions concerning amendments and modifications to the share incentive plan, all as more particularly described in the management information circular accompanying this notice of Meeting;

     (e) To consider and, if thought appropriate, to pass a resolution to approve the issuance of an aggregate of up to 300,000 common shares to officers and employees of the Company as security based compensation to such persons, all as more particularly described in the management information circular accompanying this notice of Meeting; and

     (f) To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

This notice is accompanied by a management information circular, a form of proxy, a supplemental mailing list return card and the audited consolidated financial statements of the Company for the financial year ended December 31, 2005.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

The board of directors of the Company has by resolution fixed the close of business on March 15, 2006 as the record date, being the date for the determination of the registered holders of common shares entitled to notice of and to vote at the Meeting and any adjournment or adjournments thereof.

The board of directors of the Company has by resolution fixed 4:00 p.m. (Toronto time) on April 28, 2006 or 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting any adjournments as the time by which proxies to be used or acted upon at the Meeting or any adjournment or adjournments thereof shall be deposited with the Company's transfer agent.

DATED at Toronto, Ontario this 20th day of March, 2006.

                                      BY ORDER OF THE BOARD OF DIRECTORS

                                      (signed) Peter Marrone
                                      President and Chief Executive Officer

                                YAMANA GOLD INC.

                         MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies
-----------------------

This management information circular is furnished in connection with the solicitation of proxies by the management of Yamana Gold Inc. (the "Company") for use at the annual meeting of shareholders (the "Meeting") of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. References in this management information circular to the Meeting include any adjournment or adjournments thereof. It is expected that the solicitation will be primarily by mail, however, proxies may also be solicited personally by regular employees of the Company and the Company may use the services of an outside proxy solicitation agency to solicit proxies. The cost of solicitation will be borne by the Company.

The board of directors of the Company (the "Board") has fixed the close of business on March 15, 2006 as the record date, being the date for the determination of the registered holders of securities entitled to receive notice of and to vote at the Meeting. Duly completed and executed proxies must be received by the Company's transfer agent at the address indicated on the enclosed envelope no later than 4:00 p.m. (Toronto time) on April 28, 2006, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.

Unless otherwise stated, the information contained in this management information circular is as of March 15, 2006. This management information circular contains references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as "Canadian dollars" or "Cdn$".

Appointment and Revocation of Proxies
-------------------------------------

The persons named in the enclosed form of proxy are officers and/or directors of the Company. A shareholder desiring to appoint some other person, who need not be a shareholder, to represent him at the Meeting, may do so by inserting such person's name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy at the office of the Company's transfer agent indicated on the enclosed envelope no later than 4:00 p.m. (Toronto time) on April 28, 2006, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a shareholder or by a shareholder's attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney) and deposited either at the registered office of the Company (40 King Street West, Suite 2100, Toronto, ON M5H 3C2; Attention: Mark T. Bennett, Corporate Secretary) at any time up to and including the last business day preceding the day of the Meeting or with the Chairman of the Meeting on the day of the Meeting or in any other manner permitted by law.

Exercise of Discretion by Proxies
---------------------------------

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted in favour of the passing of all the resolutions described below. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this management information circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting by Non-Registered Shareholders
-------------------------------------

Only registered shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders ("Non-Registered Shareholders") because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an "Intermediary") that the Non-Registered Shareholder deals with in respect of the shares of the Company (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this management information circular, the form of proxy and the supplemental mailing list return card (collectively, the "Meeting
Materials") to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(i) be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "voting instruction form") which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(ii) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company, c/o CIBC Mellon Trust Company, 320 Bay Street, Toronto, Ontario, M5H 4A6.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of the Company they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person's name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven (7) days prior to the Meeting.

Interest of Certain Persons in Matters to be Acted Upon
-------------------------------------------------------

No (a) director or executive officer of the Company who has held such position at any time since January 1, 2005; (b) proposed nominee for election as a director of the Company; or (c) associate or affiliate of a person in (a) or (b) has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.


Voting Securities and Principal Holders Thereof
-----------------------------------------------

As of March 20, 2006, 199,403,427 common shares (the "Common Shares") in the capital of the Company were issued and outstanding. Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting. The record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting has been fixed at March 15, 2006. In accordance with the provisions of the Canada Business Corporations Act (the "CBCA"), the Company will prepare a list of holders of Common Shares as of such record date. Each holder of Common Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting. All such holders of record of Common Shares are entitled either to attend and vote thereat in person the Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Company's transfer agent within the time specified in the attached Notice of Meeting, to attend and vote thereat by proxy the Common Shares held by them.

To the knowledge of the directors and executive officers of the Company, as of the date hereof, the only persons, or companies who beneficially own, directly or indirectly, or exercise control or direction over voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company are as follows:

                                                          Number of                       Percentage of
Name                                                    Common Shares               Outstanding Common Shares
----                                                    -------------               -------------------------
Santa Elina Mines Corporation(1)                         33,546,134                            17%

(1)  Juvenal Mesquita,  a director of the Company,  is a director of Santa Elina
     Mines Corporation.



Statement of Executive Compensation
-----------------------------------

The following table provides information for the three most recently completed financial years ended December 31, 2005, December 31, 2004 (10 months) and February 29, 2004 regarding compensation paid to or earned by the Company's President and Chief Executive Officer, the Company's Chief Financial Officer and the Company's two most highly compensated executive officers other than the President and Chief Executive Officer and the Chief Financial Officer as at December 31, 2005 (the "Named Executive Officers").

                                            SUMMARY COMPENSATION TABLE

========================================================================================================================


                                      Annual Compensation                Long-Term Compensation
                              -------------------------------------------------------------------------

                                                                       Securities   Shares or
Name and Principal                                    Other Annual        Under       Units        LTIP         All Other
     Position                    Salary     Bonus      Compensation      Options    Subject to    Payouts    Compensation
                    Year         (Cdn$)     (Cdn$)        (Cdn$)         Granted      Resale        ($)          ($)
                                                                           (#)     Restrictions
                                                                                     (Cdn$)
------------------------------------------------------------------------------------------------------------------------

Peter Marrone (1)   2005         501,960    500,000       38,930(9)       600,000     Nil          Nil           Nil
President and       2004         391,667    230,300       34,935(9)       300,000     Nil          Nil            (8)
Chief Executive     2004(1)      198,848     98,620      106,594        1,250,000     Nil          Nil           Nil
Officer
------------------------------------------------------------------------------------------------------------------------

Charles Main (2)    2005         213,600    125,000       13,014(9)       200,000     Nil          Nil           Nil
Vice President,     2004         166,667     67,800       11,331(9)        50,000     Nil          Nil            (8)
Finance and Chief   2004(2)       99,261     24,815        Nil          350,000     Nil            Nil           Nil
Financial Officer
------------------------------------------------------------------------------------------------------------------------
Antenor F. Silva,   2005         223,190    139,320       10,081(9)       400,000     Nil          Nil           Nil
Jr. (3)             2004(6)      194,865     65,942        4,149(9)       300,000     Nil          Nil            (8)
Chief Operations    2004(3)(5)   123,401     32,167      109,754        1,200,000     Nil          Nil           Nil
Officer
------------------------------------------------------------------------------------------------------------------------
Greg McKnight (4)   2005         225,000    125,000     5,812(9)          200,000     Nil          Nil           Nil
Vice President,     2004         166,667     75,000     4,637(9)              Nil     Nil          Nil            (8)
Business            2004(4)       16,667      6,250         Nil           400,000     Nil          Nil           Nil
Development
========================================================================================================================

(1)  Mr. Marrone was appointed as President and Chief  Executive  Officer of the
     Company effective July 31, 2003. Mr. Marrone's salary amount for the year ended February 29, 2004 represents salary from July 31, 2003 to February
     29, 2004. Other Annual Compensation for the year ended February 29, 2004 includes Cdn$100,000 paid at the equivalent rate of Mr. Marrone's salary for the period prior to July 31, 2003 during the change of management and reorganization of the Company.

(2)  Mr. Main was  appointed  as Vice  President,  Finance  and Chief  Financial
     Officer of the Company effective July 31, 2003. Mr. Main's salary amount for the year ended February 29, 2004 represents salary from July 31, 2003 to February 29, 2004.

(3)  Mr.  Silva  was  appointed  as  Chief  Operations  Officer  of the  Company effective  August 12, 2003.  Mr.  Silva's  salary amount for the year ended
     February  29, 2004  represents  salary from August 12, 2003 to February 29,
     2004.  Other  Annual  Compensation  for the year ended  February  29,  2004 represents  Cdn$109,754  paid at the equivalent  rate of Mr. Silva's salary for the period prior to August 12, 2003 during the change of management and reorganization of the Company.

(4)  Mr. McKnight was appointed as Vice President,  Business  Development of the
     Company effective February 5, 2004. Mr. McKnight's salary amount for the year ended February 29, 2004 represents salary from February 5, 2004 to February 29, 2004.

(5) All dollar amounts shown for the year ended February 29, 2004 were converted from United States dollars to Canadian dollars based on an average exchange rate for the period of US$0.7289:Cdn$1.

(6) All dollar amounts shown for the ten months ended December 31, 2004 have been converted from United States dollars to Canadian dollars based on an average exchange rate for the period of US$0.7698:Cdn$1.

(7) All dollar amounts shown for the year ended December 31, 2005 were converted from United States dollars to Canadian dollars based on an average exchange rate for the period of US$0.8613:Cdn$1.

(8) In connection with the transactions creating the Company in 2003, the Company agreed to grant an aggregate of five million options to purchase
     Common Shares to certain key executives at an exercise price of Cdn$1.20 per share, being the issue price of the subscription receipts sold pursuant to the $55.5 million equity financing completed by the Company in July
     2003. These options were subsequently granted to the executives at an issue price of $1.67 per share. To account for the difference in the exercise price, an aggregate of 808,000 Common Shares were issued to the key executives at a price of $1.67 per share pursuant to subscriptions entered into as at July 31, 2003. The Company issued the shares in July 2004 following receipt of regulatory and shareholder approvals. Pursuant to this transaction, Messrs. Marrone, Main, Silva and McKnight were issued 217,391,
     68,870, 208,695 and 69,565 Common Shares, respectively.

(9) Other Annual Compensation includes a non-cash interest benefit conferred under the share subscription arrangements described in note (8) above.

Stock Options
-------------

The following table provides details of stock options granted to the Named Executive Officers during the financial year ended December 31, 2005 pursuant to the Company's share incentive plan (the "Share Incentive Plan").



                          OPTION GRANTS DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2005

======================================================================================================================


                                                                                Market Value of
                                      % of Total Options                          Securities
                        Securities        Granted to       Exercise or Base   Underlying Options
                      Under Options      Employees in           Price        on the Date of Grant
        Name          Granted (#)(1)  Financial Year (2)   (Cdn$/Security)      (Cdn$/Security)      Expiration Date

----------------------------------------------------------------------------------------------------------------------
Peter Marrone            600,000              22                 3.69                3.69             May 12, 2015
President and Chief
Executive Officer
----------------------------------------------------------------------------------------------------------------------
Charles Main             200,000               7                 3.69                3.69             May 12, 2015
Vice President,
Finance and Chief
Financial Officer
----------------------------------------------------------------------------------------------------------------------
Antenor F. Silva,        400,000              14                 3.69                3.69             May 12, 2015
Jr.
Chief Operations
Officer
----------------------------------------------------------------------------------------------------------------------
Greg McKnight            200,000               7                 3.69                3.69             May 12, 2015
Vice President,
Business Development
======================================================================================================================

(1) Class of securities underlying all stock options is Common Shares. All stock options vested immediately upon grant on May 12, 2005.

(2) Based on the total number of options granted to employees and directors of the Company and its subsidiaries pursuant to the Share Incentive Plan during the financial year ended December 31, 2005 of 2,785,000.

The following table provides details regarding stock options exercised by the Named Executive Officers during the financial year ended December 31, 2005 and year-end option values.

                   AGGREGATED OPTION EXERCISES DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2005
                                            AND YEAR-END OPTION VALUES

==================================================================================================================

                                                                                           Value of Unexercised
                                                         Unexercised Options at           in-the-money Options at
                                                            December 31, 2005              December 31, 2005 (1)
                                                      ----------------------------     ---------------------------
                                       Aggregate
                        Securities       Value
                         Acquired       Realized      Exercisable    Unexercisable     Exercisable    Unexercisable
         Name               on           (Cdn$)           (#)             (#)            (Cdn$)           (Cdn$)
                         Exercise
                            (#)
------------------------------------------------------------------------------------------------------------------
Peter Marrone               Nil           Nil          2,150,000          Nil          11,221,500          Nil
President and Chief
Executive Officer
------------------------------------------------------------------------------------------------------------------
Charles Main                Nil           Nil           430,000           Nil           2,100,400          Nil
Vice President,
Finance and Chief
Financial Officer
------------------------------------------------------------------------------------------------------------------
Antenor F. Silva, Jr.       Nil           Nil          1,500,000          Nil           7,706,000          Nil
Chief Operations
Officer
------------------------------------------------------------------------------------------------------------------
Greg McKnight               Nil           Nil           500,000           Nil           2,611,000          Nil
Vice President,
Business Development
==================================================================================================================

(1)  Calculated  using the  closing  price of the Common  Shares on the  Toronto
     Stock Exchange (the "TSX") on December 30, 2005 of Cdn$7.70 less the exercise price of in-the-money stock options. These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.


Employment Agreements
---------------------

As at December 31, 2005, the Company or its wholly-owned subsidiaries, had employment agreements with each of the Named Executive Officers.

The Company has entered into employment agreements (i) dated July 25, 2003, as amended September 1, 2004 with Peter Marrone, President and Chief Executive Officer of the Company; (ii) dated August 6, 2003, as amended December 13, 2004 with Charles Main, Vice President, Finance and Chief Financial Officer of the Company; (iii) dated August 12, 2003 with Antenor F. Silva, Jr., Chief Operations Officer of the Company; and (iv) dated January 8, 2004, as amended December 13, 2004 with Greg McKnight, Vice President, Business Development of the Company.

Pursuant to his employment agreement, Mr. Marrone's base salary is reviewed on an annual basis, but in any event will not be less than the previous year's base salary. Mr. Marrone is also entitled to bonuses, stock options and benefits at the discretion of the Board of Directors. Mr. Marrone may terminate his employment agreement upon three months' written notice to the Company. The Company may terminate Mr. Marrone's employment agreement at any time without cause, in which event it is obligated to provide Mr. Marrone with a severance in lieu of notice. Upon termination of Mr. Marrone's employment with the Company for any reason other than cause, or upon Mr. Marrone's resignation in connection with a change of control of the Company, Mr. Marrone is entitled to a payment equal to three times his highest annual salary and bonus (plus additional premium in the case of a change of control). Mr. Marrone is also entitled to a cash amount in lieu of Common Shares issuable under stock options not exercised within 30 days of notice from the Company, whether or not such options are exerciseable, based on a predetermined formula set out in his employment agreement. Alternatively, Mr. Marrone may elect to continue to hold any unexercised options for the balance of their term. In addition, Mr. Marrone's employment agreement contains customary provisions relating to the termination of his employment for good reason and, in such event, Mr. Marrone is entitled to the severance payments noted above.

Pursuant to Mr. Main's employment agreement, his base salary is reviewed annually, but in any event will not be less than the previous year's base salary. Mr. Main is also entitled to bonuses, stock options and benefits at the discretion of the Board of Directors.

The employment agreement relating to Mr. Silva provides that Mr. Silva shall be employed as Chief Operations Officer of Yamana through the Company's indirect, wholly-owned subsidiary, Yamana Resources (BVI) Ltd. Pursuant to Mr. Silva's employment agreement, his base salary is reviewed annually, but in any event will not be less than the previous year's base salary. Mr. Silva is also entitled to bonuses, stock options and benefits at the discretion of the Board of Directors of Yamana.

The employment agreements relating to Messrs. Main and Silva both provide that the executive may terminate his employment agreement upon 90 days' written notice to the Company, and the Company may terminate the executive's employment agreement at any time without cause, in which event the executive shall be entitled to a severance in lieu of notice. Upon termination of their respective employment with the Company for any reason other than cause (or, in the case of Mr. Main, other than upon a change of control of the Company), each is entitled to a payment equal to his annual base salary plus accrued but unused vacation. Upon a change of control of the Company, each of Messrs. Main and Silva is entitled to a payment of an amount equal to 18 months base salary and any bonuses plus accrued but unused vacation. Any previously issued options granted to each of Messrs. Main and Silva, as applicable, shall vest upon termination of his employment and shall remain exercisable for 12 months from such termination, notwithstanding the provisions of any agreement or plan. In addition, the employment agreements relating to Messrs. Main and Silva each contain customary provisions relating to termination for good reason and, in such event, Mr. Main and Mr. Silva shall be entitled to the severance noted above.

Pursuant to his employment agreement, Mr. McKnight's salary is reviewed annually but in any event will not be less than the previous year's base salary. Mr. McKnight is also entitled to bonuses, stock options and benefits at the discretion of the Board of Directors. Mr. McKnight may terminate his employment agreement upon 90 days' written notice to the Company. The Company may terminate Mr. McKnight's employment agreement at anytime without cause, in which event Mr. McKnight shall be entitled to a severance in lieu of notice. Upon termination of his employment with the Company for any reason other than cause or a change of control, Mr. McKnight is entitled to a payment equal to 18 months' base salary plus accrued but unused vacation. Any previously issued options granted to Mr. McKnight shall vest upon termination of his employment and shall remain exercisable for 18 months from such termination, notwithstanding the provisions of any agreement or plan. Upon a change of control, Mr. McKnight is entitled to a payment of an amount equal to 24 months base salary and any bonuses plus accrued but unused vacation, and any previously issued stock options granted to Mr. McKnight shall vest upon termination of his employment as a result of a change of control and shall remain exercisable for 12 months from such termination, notwithstanding the provisions of any agreement or plan. In addition, Mr. McKnight's employment agreement contains customary provisions relating to the termination of his employment for good reason and, in such event, Mr. McKnight is entitled to the severance payments noted above.

Other than as described above, the Company and its subsidiaries have no compensatory plans or arrangements with respect to the Named Executive Officers that results or will result from the resignation, retirement or any other termination of employment of such officers' employment with the Company and its subsidiaries, from a change of control of the Company and its subsidiaries or a change in the Named Executive Officers' responsibilities following a change of control.

Compensation of Directors
-------------------------

Standard Compensation Arrangements

During the year ended December 31, 2005, each non-executive director of the Company received an annual retainer fee of Cdn$20,000 and was paid quarterly for the attendance of a minimum of four Board meetings per year, with an additional Cdn$1,000 per meeting in excess of four Board meetings in one year. The Chairman of the Board received an additional fee of Cdn$16,250 in 2005 representing an additional annual retainer of Cdn$5,000, which amount was increased as of April 1, 2005 to Cdn$20,000. For 2006, the annual retainer fee for each non-executive director is Cdn$25,000 and the Chairman of the Board will receive an additional Cdn$25,000. Members of the audit, compensation, corporate governance and nominating and sustainability committees of the Board were paid Cdn$1,500, Cdn$1,000, Cdn$1,000 and Cdn$1,000 per meeting, respectively, and the Chairman of each such committees of the Board were paid an annual retainer fee of Cdn$4,000, Cdn$2,000, Cdn$2,000 and Cdn$2,000, respectively. Members of the Board received an additional fee of Cdn$1,500 per diem when consulting at a mine site.

Directors are entitled to participate in the Company's stock option plan. The stock option plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term. Individual grants are determined by an assessment of the individual's current and expected future performance, level of responsibilities and the importance of his or her position and contribution to the Company.

During the financial year ended December 31, 2005, an aggregate of Cdn$300,408 was paid to the six non-executive directors and the Company granted stock options to the five non-executive directors to purchase an aggregate of 780,000 Common Shares.

Other Arrangements

Other than as described below, none of the directors of the Company were compensated in their capacity as a director by the Company and its subsidiaries during the financial year ended December 31, 2005 pursuant to any other arrangement or in lieu of any standard compensation arrangement and none of the directors were compensated for services as consultants or experts by the Company and its subsidiaries during the financial year ended December 31, 2005 other than Juvenal Mesquita who received $90,000 in consulting fees.

From time to time, the Board of Directors of the Company appoints ad hoc special committees to consider corporate opportunities, financings and other matters. During the financial year ended December 31, 2005, Victor Bradley was paid $25,000 to Chair a special committee and each of James Askew, Patrick Mars, and Lance Tigert was paid Cdn $20,000 for serving on a special committee.


Directors' and Officers' Liability Insurance
--------------------------------------------

The Company maintains, for the benefit of the Company, its subsidiaries and their directors and officers, insurance against liability incurred by the directors or officers in their capacity as directors or officers of the Company or any subsidiary, in an amount commensurate for companies of Yamana's size and maturity. The aggregate limit on liability for directors and officers under the insurance policy is $10 million, and the aggregate premium paid by the Company is $140,000. The terms of the policy provide for a deductible of $250,000 in respect of securities law claims and $100,000 in respect of all other claims.

Composition of the Compensation Committee
-----------------------------------------

During 2005, the Compensation Committee was comprised of James Askew (Chairman), Lance Tigert (to March 2005) and Peter Marrone (non-voting, ex officio member). In January 2006, the Compensation Committee was re-constituted and is currently compromised of Nigel Lees (Chairman), Victor Bradley and Dino Titaro.

Report on Executive Compensation
--------------------------------

Overall Compensation Philosophy

The following principles guide the Company's overall compensation philosophy:

     (a) compensation is determined on an individual basis by the need to attract and retain talented, high-achievers;

     (b) calculating total compensation is set with reference to the market for similar jobs in similar locations;

     (c) an appropriate portion of total compensation is variable and linked to achievements, both individual and corporate;

     (d) internal equity is maintained such that individuals in similar jobs and locations are treated fairly; and

     (e) the Company supports reasonable expenses in order that employees continuously maintain and enhance their skills.

Compensation Committee Mandate

The Compensation Committee is established by the Board to assist the Board in fulfilling its responsibilities relating to human resources and compensation issues and to establish a plan of continuity for executive officers and other members of senior management (collectively, "Executive Management"). The Compensation Committee ensures that the Company has an executive compensation plan that is both motivational and competitive so that it will attract, hold and inspire performance of Executive Management of a quality and nature that will enhance the sustainable profitability and growth of the Company.

The Compensation Committee reviews and recommends the compensation philosophy and guidelines for the Company which include reviewing the compensation philosophy and guidelines (a) for Executive Management, for recommendation to the Board for its consideration and approval, and (b) relating to all employees, including annual salary and incentive policies and programs, and material new benefit programs, or material changes to existing benefit programs.

The Compensation Committee reviews on an annual basis the cash compensation, performance and overall compensation package for each executive officer. It then submits to the Board recommendations with respect to the basic salary, bonus and participation in share compensation arrangements for each executive officer. Following discussions with management of the Company and receiving recommendations from management for 2005 bonuses and 2006 salaries for Executive Management and employees of the Company, the Compensation Committee made its recommendations to the Board for approval in December 2005. In conducting its review of management's recommendations, the Compensation Committee was satisfied that all recommendations complied with the Compensation Committee's philosophy and guidelines set forth above.

Base Salary

In determining the base salary of an executive officer, the Compensation Committee places equal weight on the following factors:

     (a)  the particular responsibilities related to the position;

     (b)  salaries paid by comparable businesses;

     (c)  the experience level of the executive officer; and

     (d)  his or her overall performance.

Bonus Payments

Executive officers are eligible for annual cash bonuses, after taking into account and giving equal weight to, financial performance, attainment of certain corporate objectives and individual performance.

In taking into account the financial performance aspect, it is recognized that executive officers cannot control certain factors, such as currency exchange rates, commodity prices and interest rates. When applying the financial performance criteria, the Compensation Committee considers factors over which the executive officers can exercise control, such as meeting budget targets established by the Board at the beginning of each year, controlling costs, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Company. There are no pre-established payout ranges.

During the financial year ended December 31, 2005, bonuses were awarded to the following Named Executive Officers of the Company: Peter Marrone, President and Chief Executive Officer, in the amount of Cdn$500,000; Charles Main, Vice President, Finance and Chief Financial Officer, in the amount of Cdn$125,000; Antenor Silva, Chief Operations Officer, in the amount of $139,320, and Greg McKnight, Vice President, Business Development, in the amount of Cdn$125,000.

Long-Term Incentives

It is the compensation philosophy of the Company to emphasize the equity incentive portion of compensation. Accordingly, base salaries and bonuses have been at the relatively low end of the scale compared to industry peers with a greater emphasis placed on options. The Company believes that weighting compensation to options better aligns the interests of management with the interests of its shareholders.

During the financial year ended December 31, 2005, the Board, on the recommendation of the Compensation Committee, granted stock options to Named Executive Officers of the Company as follows:

  Name of Officer             Title of Officer                                                Number of Options
  ---------------             ----------------                                                -----------------
  Peter Marrone               President and Chief Executive Officer                           600,000
  Charles Main                Vice President, Finance and Chief Financial Officer             200,000
  Antenor Silva               Chief Operations Officer                                        400,000
  Greg McKnight               Vice President, Business Development                            200,000


All of these options were granted at an exercise price of Cdn$3.69 for a term of ten years, and vested immediately upon grant. The exercise price of the options was determined based on closing price of the Common Shares on the TSX on May 12, 2005, the date before the grant in accordance with the terms of the Share Incentive Plan.

Chief Executive Officer Compensation

The components of the Chief Executive Officer's compensation are the same as those which apply to the other senior executive officers of the Company, namely base salary, bonus and long-term incentives in the form of stock options. The
Chairman  of  the  Compensation   Committee  presents   recommendations  of  the
Compensation Committee to the Board with respect to the Chief Executive Officer's compensation. In setting the Chief Executive Officer's salary, the Compensation Committee reviews salaries paid to other senior officers in the Company, salaries paid to other chief executive officers in the industry and the Chief Executive Officer's impact on the achievement of the Company's objectives for the previous financial year, as measured against his key performance indicators. During the financial year ended December 31, 2005, Mr. Marrone's base salary was Cdn$501,960 and he was granted a cash bonus of Cdn$500,000 in recognition of his contribution to the development of the Company. During the financial year ended December 31, 2005, Mr. Marrone was also granted options to purchase 600,000 Common Shares under the Share Incentive Plan (see "Option Grants During the Financial Year Ended December 31, 2005" table above for further details).

The foregoing report has been submitted by the Compensation Committee:

Nigel Lees (Chairman)
Victor Bradley
Dino Titaro

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return for Cdn$100 invested in Common Shares on August 1, 2003 against the cumulative total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Composite Index Gold for the three most recently completed financial years of the Company following the completion of its reverse take-over transaction in August 2003, assuming the reinvestment of all dividends.

                               [PERFORMANCE GRAPH
              GRAPHICAL REPRESENTATION OF NUMBERS IN TABLE BELOW]]

                                              Aug.        Dec.         Dec.         Dec.
                                             1/03         31/03       31/04         30/05
                                             ----         -----       -----         -----
Yamana Gold Inc.                            100.00        185.63      215.57       461.08
S&P/TSX Composite Index                     100.00        114.75      131.37       163.06
S&P/TSX Composite Index Gold                100.00        132.34      121.92       147.86


Securities Authorized for Issuance Under Equity Compensation Plans
------------------------------------------------------------------

The following table provides details of compensation plans under which equity securities of the Company are authorized for issuance as of the financial year ended December 31, 2005.

================================================================================================================
                            Number of securities to be   Weighted-average price of       Number of securities
                              issued upon exercise of       outstanding options,        remaining available for
                               outstanding options,         warrants and rights      future issuance under equity
      Plan Category           warrants and rights (1)              (Cdn$)               compensation plans (2)
----------------------------------------------------------------------------------------------------------------
Equity compensation plans
approved by                          7,953,765                     $2.67                        197,380
securityholders (3)
----------------------------------------------------------------------------------------------------------------
Equity compensation plans
not approved by                         Nil                         Nil                           Nil
securityholders
----------------------------------------------------------------------------------------------------------------
Total                                7,953,765                     $2.67                        197,380
================================================================================================================

(1)  Represents Common Shares issuable upon exercise of stock options.

(2) Based on the maximum number of Common Shares reserved for issuance upon exercise of stock options under the Share Incentive Plan of 9,500,000, taking into account options that have been exercised under the plan.

(3) An additional 8,510,000 Common Shares are to be issued upon the exercise of stock options that were granted under the amended share incentive plan to certain officers, directors and employees of the Company on March 23, 2006, which stock options are only exercisable subject to the ratification of the grant thereof by the shareholders at the Meeting, pursuant to the rules of the TSX. See "Security Based Compensation Arrangements" and "Ratification of Stock Option Grants".


Security Based Compensation Arrangements
----------------------------------------

Share Incentive Plan

The Company's share incentive plan (the "Share Incentive Plan") dated June 24, 2004, as amended, is designed to advance the interests of the Company by encouraging eligible participants, being employees, officers, directors and consultants, to have equity participation in the Company through the acquisition of Common Shares. The current aggregate maximum number of Common Shares that may be reserved for issuance under stock options granted pursuant to the Share Incentive Plan is 9,500,000, representing approximately 5% of Company's issued and outstanding Common Shares as at March 20, 2006.

Options to purchase an aggregate of 7,953,765 Common Shares, representing approximately 4% of the Company's issued and outstanding Common Shares as at March 20, 2006, are currently outstanding and exercisable under the Share Incentive Plan.

In connection with the acquisition of RNC Gold Inc., the Company assumed options (the "RNC Options") outstanding under the RNC Gold Inc. stock option plan exercisable to acquire an aggregate of 375,720 Common Shares. In connection with the proposed acquisition of Desert Sun Mining Corp., the Company has agreed to assume options (the "DSM Options") outstanding under the Desert Sun Mining Corp. stock option plan exercisable into 5,128,298 Common Shares. The RNC Options and DSM Options are not governed by or outstanding under the Share Incentive Plan. However, for the purposes of calculating the number of Common Shares available to be issued upon the exercise of options granted under the Share Incentive Plan following the approval of the amendment to the Share Incentive Plan described herein, any Common Shares reserved for issuance upon the exercise of then outstanding RNC Options and DSM Options shall be deducted from the number of Common Shares otherwise issuable under the Share Incentive Plan.

The Share Incentive Plan provides for an aggregate maximum reserve of 5% of the Company's issued and outstanding Common Shares for issuance to any one person. The Share Incentive Plan does not include a limit on the number of Common Shares issuable to insiders, however, as described below, the Company proposes to amend the Share Incentive Plan to add such restriction. Options granted under the Share Incentive Plan have an exercise price of not less than the closing price of the Common Shares on the TSX on the trading day immediately preceding the date on which the option is granted and are exercisable for a period not to exceed ten years. The vesting of stock options is at the discretion of the Board of Directors of the Company, and there are currently no vesting provisions governing any of the outstanding stock options. Options granted under the stock option component are not transferable or assignable and terminate: (i) within a period of 60 days following the termination of an optionee's employment, subject to any agreement with a director or officer of the Company with respect to the rights of such director or officer upon termination or a change of control of the Company; and (ii) within a period of six months following the death of an optionee.

The Share Incentive Plan also provides for the granting of stock appreciation rights to optionees. An optionee is entitled to elect to terminate his or her option, in whole or part, and, in lieu of receiving the Common Shares to which the terminated option relates, to receive that number of Common Shares, disregarding fractions, which, when multiplied by the fair value of the Common Shares (which is the average closing price of the Common Shares on the TSX for the five trading days prior to the date of termination of the option) to which the terminated option relates, has a total value equal to the product of the number of such Common Shares times the difference between the fair value and the option price per share of such Common Shares, less any amount required to be withheld on account of income taxes. During the year ended December 31, 2005, a total of 347,175 Common Shares were issued upon the exercise of outstanding stock appreciation rights.

The Board and/or the Compensation Committee of the Board, may modify or terminate the Share Incentive Plan at any time. However, any amendment of the Share Incentive Plan which would: (a) materially increase the benefits under the plan; (b) increase the number of Common Shares which may be issued under the plan; or (c) materially modify the requirements as to the eligibility for participation in the plan is subject to the approval of the shareholders of the Company. Any amendment to any provision of the Share Incentive Plan is subject to receipt of any necessary approvals by any stock exchange or regulatory body having jurisdiction over the securities of the Company.

The Company does not provide any financial assistance to Participants under the Share Incentive Plan to facilitate the purchase of securities under the Share Incentive Plan.

At the Meeting, shareholders are being asked to consider and, if thought appropriate, to pass a resolution to amend the Share Incentive Plan to (i) increase the maximum number of Common Shares that may be reserved for issuance upon exercise of options granted under the Share Incentive Plan by 15,400,000 Common Shares or in the event that the proposed acquisition of Desert Sun Mining Corp. is not completed by 9,800,000 Common Shares; (ii) add a limitation on the percentage of securities issuable to insiders under all security based compensation arrangements; and (iii) amend the provisions concerning amendments and modifications to the Share Incentive Plan. For the purposes of calculating the number of Common Shares reserved for issuance upon exercise of options granted under the Share Incentive Plan, the Company includes Common Shares reserved for issuance upon the exercise of DSM Options and RNC Options. See "Approval of Amendment to Share Incentive Plan".

The effect of the amendment to increase the maximum number of Common Shares reserved for issuance under the Share Incentive Plan will be to provide that the number of Common Shares reserved for issue upon the exercise of the following shall not exceed approximately 9% of the outstanding Common Shares: (i) options currently outstanding under the Share Incentive Plan, (ii) options available for grant under the Share Incentive Plan, (iii) outstanding RNC Options and (iv) in the event that the acquisition of Desert Sun Mining Corp. is completed, outstanding DSM Options. On a fully-diluted basis, the number of common Shares reserved for issue shall not exceed 8% in the event that the acquisition if Desert Sun Mining Corp. is completed or 8.4% in the event that the proposed acquisition in not completed.

In 2006, the Compensation Committee approved the grant of an aggregate of 8,510,000 stock options to certain non-executive directors, officers, employees and consultants of the Company, as set out below. These options were granted on March 23, 2006 following the expiry of the trading black-out relating to the dissemination of the Company's annual financial statements. These options were, in part, granted based on the contribution of the optionees to the growth of the Company, including the completed acquisition of RNC Gold Inc. and the proposed acquisition of Desert Sun Mining Corp. In addition, during the past 12 months, the Company's capital structure was simplified by the early exercise of publicly-traded common share purchase warrants and the Company completed the Sao Francisco mine, accelerated completion of the Chapada copper-gold project and executed its business plan including the strategic plan announced in October 2005. These contributions have significantly advanced the development of the Company to the status of an intermediate gold producer.

Category of Grantee                    Number of Options            Exercise Price                Expiry Date
-------------------                    -----------------            --------------                -----------
Non-Executive Directors                    1,500,000                   Cdn$9.65                 March 22, 2011
Named Executive Officers                   3,700,000                   Cdn$9.65                 March 22, 2011
Employees                                  2,700,000                   Cdn$9.65                 March 22, 2011
Consultants                                 610,000                    Cdn$9.65                 March 22, 2011


The exercise price of the stock options was the closing price of the Common Shares on the TSX on the trading day immediately preceding the date of grant. The above-noted stock options can only be exercised upon the approval by the shareholders at the Meeting of the proposed amendments to the Share Incentive Plan, which include an increase in the maximum number of shares reserved for issuance upon the exercise of stock options granted under the Share Incentive Plan in accordance with the rules of the TSX. Further, the exercise of the Options is subject to the completion of the acquisition of Desert Sun Mining Corp.

The aggregate amount of the above-noted option grants represent less than 3.2% of issued and outstanding Common Shares after giving effect to the acquisition of Desert Sun Mining Corp. (and less than 2.9% on a fully diluted basis after giving effect to such acquisition). The grant to any one officer or employee is less than 1% of the issued and outstanding Common Shares after giving effect to the acquisition of Desert Sun Mining Corp. The grant to non-executive directors as a group is less than 1% of the issued and outstanding Common Shares as of the date of grant and less than 1% of the issued and outstanding Common Shares after giving effect to the acquisition of Desert Sun Mining Corp. When the above-noted grants are combined with all other outstanding stock options currently held by officers and employees, no one officer or employee will hold options exercisable for more than 1.4% of the issued and outstanding Common Shares after giving effect to the acquisition of Desert Sun Mining Corp. (and no more than 1.3% on a fully diluted basis after giving effect to such acquisition).

Other Security Based Compensation Arrangements

The Company proposes to issue to its officers and employees an aggregate of up to 300,000 Common Shares, representing approximately 0.15% of the issued and outstanding Common Shares as at March 20, 2006, as security based compensation to such persons for contributions to the Company based on the compensation philosophy, guidelines and key performance indicators established by the Compensation Committee. The Compensation Committee has determined to award such additional equity compensation to provide a mechanism to award performance based compensation which does not involve the use of cash resources.

The number of Common Shares to be issued to one officer, insider or employee shall not exceed 75,000 Common Shares, or 0.04 % of the Common Shares outstanding at the time of grant (on a non-diluted basis). The purchase price allocated to the Common Shares will not be less than the market price of the Common Shares as at the time of grant, as market price is defined under the rules of the TSX. The Common Shares, if issued, cannot be sold for a period of 12 months from the date of issue. At the Meeting, shareholders are being asked to pass a resolution approving these security based compensation arrangements. See "Approval of Security Based Compensation Arrangement".


Corporate Governance Practices
------------------------------

National Policy 58-201 entitled "Corporate Governance Guidelines" ("NP 58-201") sets out guidelines for effective corporate governance. These guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance. National Instrument 58-101 entitled "Disclosure of Corporate Governance Practices" ("NI 58-101") requires that if management of an issuer solicits proxies from its securityholders for the purpose of electing directors, specified disclosure of the corporate governance practices must be included in its management information circular.

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and shareholders. The Company's approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value. The

Board of Directors fulfills its mandate directly and through its committees at regularly scheduled meetings or as required. Frequency of meetings may be increased and the nature of the agenda items may be changed depending upon the state of the Company's affairs and in light of opportunities or risks which the Company faces. The directors are kept informed of the Company's operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

The Company's corporate governance practices have been and continue to be in compliance with applicable Canadian and United States requirements. The Company continues to monitor developments in Canada and the United States with a view to further revising its governance policies and practices, as appropriate.

The Board of Directors has considered the guidelines set out in NP 58-201 and believes that its approach to corporate governance is appropriate and works effectively for the Company and its shareholders. The following is a description of the Company's corporate governance practices which has been prepared by the Corporate Governance and Nominating Committee of the Board and has been approved by the Board.

The Board of Directors

The Board of Directors is currently comprised of Victory Bradley (Chair), Peter Marrone, James Askew, Nigel Lees, Patrick Mars, Juvenal Mesquita, Antenor Silva and Dino Titaro. The majority of the members of the Company's Board of Directors, including the Chair of the Board of Directors, are independent within the meaning of NI 58-101 and hold regularly scheduled meetings. Messrs. Marrone and Silva are not independent as they are the President and Chief Executive Officer of the Company and the Chief Operating Officer of the Company, respectively. Mr. Mesquita is also not independent as he is a consultant to the Company. Although Mr. Bradley acted as President and Chief Executive Officer of the Company until July 31, 2003, the Board of Directors does not consider Mr. Bradley to have a material relationship with the Company which could be reasonably expected to interfere with the exercise of his independent judgement as a non-executive director of the Company, and considers Mr. Bradley to be independent. Each of Messrs. Askew, Lees, Mars and Titaro is independent. In connection with the proposed acquisition of Desert Sun Mining Corp., the Company has agreed to appoint Stan Bharti, Chairman of Desert Sun Mining Corp. and Bruce Humphrey, President and Chief Executive Officer of Desert Sun Mining Corp. to the Board of Directors on the closing of the acquisition, scheduled for early April 2005. In addition, Mr. Askew is not standing for re-election as a director.

The role of the Company's Chairman of the Board is to chair all meetings of the Board in a manner that promotes meaningful discussion, and to provide leadership to the Board to enhance the Board's effectiveness in meeting its responsibilities. The Chairman's responsibilities include, without limitation, ensuring that the Board of Directors works together as a cohesive team with open communication; working together with the Corporate Governance and Nominating Committee to ensure that a process is in place by which the effectiveness of the Board, its committees and its individual directors can be evaluated on at least an annual basis. The Chairman also acts as a liason between the Board and management to ensure that the relationship between the Board and management is professional and constructive and ensures that the allocation of responsibilities and the boundaries between Board and management are clearly understood.

The independent directors meet regularly without management to review the business operations, corporate governance and financial results of the Company. During the fiscal year ended December 31, 2005, the Board of Directors held 12 meetings. The attendance of each of the directors, based on the number of meeting each was eligible to attend is as follows: Mr. Marrone (12/12), Mr. Bradley (12/12), Mr. Askew (7/12), Mr. Mars (12/12), Mr. Mesquita (11/12), Mr.
Silva (9/12), Mr. Lees (8/8) and Mr. Titaro (6/6). Mr. Lees joined the board on June 16, 2005 and Mr. Titaro joined the board on August 5, 2005.

Messrs. Bradley, Askew, Lees, Mars Titaro, Marrone, Mesquita and Silva are current directors of the other reporting issuers set forth below:

Director Name                      Directorships with Other Reporting Issuers
-------------                      ------------------------------------------


Victor H. Bradley                  Aura Gold Inc.
                                   Frontier Pacific Mining Corporation
James Askew                        Golden Star Resources Ltd.
                                   Sino Gold Limited
                                   Euro Resources S.A.

Nigel Lees                         URSA Major Minerals Incorporated
                                   Sage Gold Inc.

Patrick J. Mars                    Aura Gold Inc.
                                   Carpathian Gold Inc.
                                   Endeavour Mining Capital Corp.
                                   Glencairn Gold Corporation
                                   First Point Minerals Corp.
                                   Manicouagan Minerals Inc.
                                   Pacifica Resources Ltd.
                                   Sage Gold Inc.

Dino Titaro                        Carpathian Gold Inc.
                                   Cogient Corp.
                                   Plata Peru Resources Inc.
                                   Richview Resources Inc.

Peter Marrone                      Aura Gold Inc.
                                   Vaaldiam Resources Ltd.

Juvenal Mesquita                   Aura Gold Inc.
                                   Vaaldiam Resources Ltd.

Antenor Silva                      Vaaldiam Resources Ltd.


Report on Board Activities

The Board of Directors of the Company is comprised of Messrs. Bradley (Chairman), Mesquita, Marrone, Mars, Silva, Askew, Lees and Titaro, five of whom are independent directors.

In carrying out its mandate, the Board of Directors met 12 times during the fiscal year ended December 31, 2005. At such meetings, the Board of Directors reviewed and approved or ratified various corporate decisions such as production decisions for the Chapada copper-gold project and the Sao Francisco gold project; reviewed and approved financing alternatives, including the Cdn$59 million early exercise of the Company's listed July 31, 2008 common share warrants completed in August 2005 and the Cdn.$130 million bought deal public offering completed in October 2005; reviewed various acquisition proposals and approved the acquisition of RNC Gold Inc.; reappointed the officers of the Company and the members of each of the committees of the Board of Directors; reviewed and approved the consolidated financial statements for the ten months ended December 31, 2004, as well as the consolidated financial statements for the three months ended March 31, 2005, six months ended June 30, 2005 and the nine months ended September 30, 2005, reviewed with management on a quarterly basis, the mining operations and exploration and development activities of the Company; received reports from the chairman of each of the committees regarding their activities; and following the year end, the Board conducted an assessment of the board as a whole and of each director individually.

The foregoing report dated this 20th day of March, 2006 has been furnished by the Chairman on behalf of the Board of Directors:

(Signed) Victor H. Bradley

Board Mandate

The Board of Directors of the Company is responsible for the general supervision of the management of the business. The Board of Directors discharges its responsibilities directly and through its committees, currently consisting of Corporate Governance and Nominating Committee, the Audit Committee, the Compensation Committee and the Sustainability Committee.

A copy of the charter of the Board of Directors, setting out its mandate, responsibilities and the duties of its members is attached hereto as Schedule "A".

Position Descriptions

Written position descriptions have been developed by the Board of Directors for the Chairman of the Board of Directors and the Chair of each of the Board's committees. The Board, together with the Chief Executive Officer, has also developed a written position description for the Chief Executive Officer.

Orientation and Continuing Education

The measures that the Board of Directors takes in connection with orienting new Board members regarding the role of the Board, its directors, the committees of the Board and the nature and operation of the Company's business include providing each new member with information concerning the role and responsibilities of a public company director, providing new members with a complete set of the Company's charters, policies and procedures and discussing with new members the Company's operations including possible site visits to the Company's properties.

With respect to providing continuing education for its directors, the Board ensures that all directors are kept apprised of changes in the Company's operations and business, changes in the regulatory environment affecting the Company's day to day business both within Canada and within the foreign jurisdictions in which the Company maintains properties and changes in their roles as directors of a public company.

The Corporate Governance and Nominating Committee also considers orientation and continuing education for Board members and makes recommendations to the Board of Directors from time to time regarding same.

Code of Business Conduct and Ethics

The Board of Directors has adopted a Code of Business Conduct and Ethics for its directors, officers and employees. The Code includes provisions that require directors, officers and employees to inform the Company's Chief Executive Officer or other appropriate person of any non-compliance with the Code.

The Board of Directors takes steps to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer of the Company has a material interest, which include ensuring that directors and officers are thoroughly familiar with the Company's Code of Business Conduct and Ethics and, in particular, the rules concerning reporting conflicts of interest and obtaining direction from the Company's Chief Executive Officer or other appropriate person, regarding any potential conflicts of interest.

The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations; providing guidance to employees, officers and directors to help them recognize and deal with ethical issues; promoting a culture of open communication, honesty and accountability; and ensuring awareness of disciplinary action for violations of ethical business conduct.

Nomination of Directors

The Board of Directors,  together with its Corporate  Governance  and Nominating
Committee which is composed entirely of independent directors, is responsible for identifying new candidates for nomination to the Board. The Corporate Governance and Nominating Committee members are Messrs. Mars (Chairman), Askew and Bradley, all of whom are independent directors. In carrying out its mandate, the Corporate Governance and Nominating Committee met once during the year ended December 13, 2005, and all of the members at that time were in attendance. The process by which the Board identifies new candidates is through recommendations of the Corporate Governance and Nominating Committee whose responsibility it is to establish qualification and procedures to identify new candidates based on corporate law and regulatory requirements as well as relevant education and experience related to the business of the Company.

The Corporate Governance and Nominating Committee's responsibilities include annually reviewing the charters of the Board of Directors and the Corporate Governance and Nominating Committee; assisting the Chairman of the Board of Directors in carrying out his responsibilities; considering and, if thought fit, approving requests from directors or committee members for the engagement of special advisors from time to time; preparing and recommending to the Board of Directors a set of corporate governance guidelines, a Code of Business Conduct and ethics and annually a statement of corporate governance practices to be included in the Company's management information circular; meeting with the Company's external corporate counsel to discuss the Company's corporate governance policies and practices; recommending procedures to permit the Board of Directors to meet on a regular basis without management present; assisting the Board of Directors by identifying individuals qualified to become Board members and members of Board committees; leading the Board of Directors in its annual review of the Board's performance; and assisting the Board of Directors in monitoring compliance by the Company with legal and regulatory requirements.

Compensation

The Board of Directors, together with its Compensation Committee which is composed entirely of independent directors, among other things, determines appropriate compensation for the Company's directors and executive officers. In January 2006, the Compensation Committee was reconstituted to include Messrs. Lees (Chairman), Titaro and Bradley, all of whom are independent directors. The Compensation Committee met twice during the year ended December 31, 2005. During 2005, the Compensation Committee was comprised of Messrs. Askew (Chairman) and Lance Tigert (to March 2005) and, subsequent to March 2005, Messrs. Askew (Chairman) and Bradley. The process by which appropriate compensation is determined is through periodic and annual reports from the Compensation Committee on the Company's overall compensation and benefits philosophies, which are established based, in part, on a review of peer group and mining industry compensation data. The reports describe processes undertaken by the committee to weight factors and target levels in determining executive compensation.

The Compensation Committee's responsibilities include reviewing and making recommendations to the directors regarding any equity or other compensation plan and regarding the total compensation package of the Chief Executive Officer, and considering and approving the recommendations of the Chief Executive Officer regarding the total compensation packages of the Chief Financial Officer and the Chief Operating Officer.

Sustainability Committee

The Board of Directors also has a Sustainability Committee to assist in establishing objectives relating to exploration, development, operations and mining of the Company's properties, and to monitor and assess the Company's performance against such objectives. The Sustainability Committee is also responsible for assisting the Board in developing a corporate culture of environmental responsibilities and awareness as to the importance of health and safety. In 2005, the Sustainability Committee was comprised of Messrs. Askew (Chairman), Mars and Titaro, all of whom are an independent directors. The Sustainability Committee met once formally during the year ended December 31, 2005, and once informally during the course of site visits to each of the Company's key mineral projects in December 2005. Messrs. Askew and Mars were in attendance for both meetings and Mr. Titaro was in attendance at the December meeting, following his appointment to the board in August 2005.

Audit Committee

Information regarding the Company's Audit Committee is contained in the Company's annual information form dated March 20, 2006 under the heading "Audit Committee", and a copy of the Audit Committee charter is attached to the annual information form as Schedule "A". The Company's annual information form is available on SEDAR at www.sedar.com.

Board Assessments

The Board of Directors, its committees and its individual directors are assessed regularly, on at least an annual basis, as to their effectiveness and contribution. The process by which such assessments are made is through questionnaires developed by the Board and its Corporate Governance and Nominating Committee, which are distributed to each director and/or committee member for review and completion each year. In addition, the Chairman of the Board and the Chair of each committee encourages discussion amongst the Board or the committee, as the case may be, as to their evaluation of their own effectiveness over the course of the year. All directors and/or committee members are free to make suggestions for improvement of the practice of the Board and/or its committees at any time and are encouraged to do so.

The Corporate Governance and Nominating Committee is responsible for reviewing with the Board, on an annual basis, the requisite skills and characteristics of prospective board members as well as the composition of the Board as a whole. This assessment will include member's contribution, qualification as independent, as well as consideration of diversity, age, skills and experience in the context of the needs of the board.

Indebtedness of Directors and Executive Officers
------------------------------------------------

None of the Company's directors or executive officers, nor any associate of such director or executive officer is as at the date hereof, or has been, during the financial year ended December 31, 2005, indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.

Interest of Informed Persons in Material Transactions
-----------------------------------------------------

Since January 1, 2005, no informed person of the Company, nominee for election as a director of the Company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries.

Election of Directors
---------------------

The Company's Articles of Incorporation and the CBCA provide that the Board consist of a minimum of three (3) and a maximum of ten (10) directors. The Board currently consists of eight (8) directors. Mr. Askew has decided not to stand for re-election at this year's shareholders' meeting. We thank Mr. Askew for his many years of service to the Company and wish him well in his future pursuits. In the event that the Company's previously announced acquisition of Desert Sun Mining Corp. is completed prior to the date of the Meeting, the nine (9) persons named hereunder will be proposed for election as directors of the Company at the Meeting or, in the event that the acquisition of Desert Sun Mining Corp. does not occur prior to the date of the Meeting, Messrs. Stan Bharti and Bruce Humphrey will not be proposed nominees for election as directors of the Company at the Meeting, and the seven (7) other persons named in the table of director nominees below will be proposed for election as directors of the Company at the Meeting. Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve. Each director elected will hold office until the close of the first annual meeting of shareholders of the Company following his election unless his office is earlier vacated in accordance with the Company's By-Laws.

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the election of all nine (9) nominees whose names are set forth below, subject to the completion of the acquisition of Desert Sun Mining Corp. prior to the date of the Meeting, or for the nominees whose names are set forth in the table below other than Stan Bharti and Bruce Humphrey in the event that the acquisition of Desert Sun Mining Corp. is not completed prior to the date of the Meeting.

The following table sets forth the name, province or state and country of residence, present principal occupation, business or employment, the period or periods during which each has served as a director of the Company and number of Common Shares beneficially owned by each nominee for election as a director of the Company. The statement as to the Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the nominees for election as directors hereinafter named is in each instance based upon information furnished by the person concerned and is as at March 20, 2006. All directors hold office until the next annual meeting of shareholders of the Company or until their successors are appointed.

                                                                                            Number of Common Shares
                                                                                              Beneficially Owned,
                                                                                          Directly or Indirectly, or
  Name and Province/State and        Principal Occupation,       Period(s) Served as a       Over Which Control or
     Country of Residence            Business or Employment     Director of the Company     Direction is Exercised
     --------------------            ----------------------     -----------------------     ----------------------
Peter Marrone                      President and Chief        July 31, 2003 to present             2,295,279
Ontario, Canada                    Executive Officer of the
                                   Company

Victor H. Bradley (1) (4)          President and Chief        February 7, 1995 to present            1,349
California, United States          Executive Officer of Aura
                                   Gold Inc.

Patrick J. Mars (1) (2) (3) (4)    President of P.J. Mars     August 16, 2001 to present            20,000
Ontario, Canada                    Investments Limited        (5)

Juvenal Mesquita Filho             President of Mineracao     July 31, 2003 to present              208,695
Sao Paulo, Brazil                  Santa Elina S/A

Antenor F. Silva, Jr.              Chief Operating Officer    July 31, 2003 to present              208,695
Rio de Janeiro, Brazil             of the Company

Nigel Lees(1) (2)                  Mining Consultant          June 16, 2005 to present                Nil
Ontario, Canada

Dino Titaro (2) (3)                Mining Consultant          August 5, 2005 to present               Nil
Ontario, Canada

Stan Bharti                        Chairman of Desert Sun     N/A                                   Nil(6)
Ontario, Canada                    Mining Corp.

Bruce Humphrey                     President and Chief        N/A                                   Nil(7)
Ontario, Canada                    Executive Officer of
                                   Desert Sun Mining Corp.
---------------------------------
(1)  Member of the Audit Committee.
(2)  Member of the Compensation Committee.
(3)  Member of the Sustainability Committee.
(4)  Member of the Corporate Governance and Nominating Committee.
(5)  Mr. Mars also served as a director of the Company between  February 7, 1995 and February 18, 1999.
(6)  Upon completion of the  acquisition of Desert Sun Mining Corp.,  Mr. Bharti will  beneficially own or exercise control or direction over 875,652 Common
     Shares.
(7)  Upon completion of the acquisition of Desert Sun Mining Corp., Mr. Humphrey will  beneficially own or exercise control or direction over 222,779 Common
     Shares.


The principal occupations, businesses or employments of each of the proposed directors during the past five years are disclosed in the brief biographies set forth below.

Peter Marrone - President and Chief Executive Officer. Mr. Marrone joined Yamana as President and Chief Executive Officer of Yamana in July 2003, and was instrumental in the creation of the Company and organizing it as a significant gold producer in Brazil. Prior to joining Yamana, Mr. Marrone was Executive Vice President and Managing Director, Investment Banking of Canaccord Capital Corporation from 2001 to July 2003, and prior thereto was a partner at the law firm of Cassels Brock & Blackwell LLP, where he practiced in the area of securities law with a strong focus on mining and international transactions. Mr. Marrone has more than 20 years of business and capital market experience and has been on the boards of a number of public companies and advised companies with a strong Brazilian presence. Mr. Marrone is a Faculty Scholar and holds a Bachelor of Laws degree.

Victor H. Bradley - Director. Mr. Bradley joined Yamana in February 1995 as President and Chief Executive Officer, which position he held until July 2003, at which time he became Chairman of Yamana. Mr. Bradley is currently the President and Chief Executive Officer of Aura Gold Inc. (since January 2006) and also works as a mining consultant and sits on the board of Frontier Pacific Mining Corporation. Mr. Bradley is a Chartered Accountant with over 40 years of experience in the minerals industry. For 30 of those years, Mr. Bradley held senior financial and management positions with a wide range of mining and exploration companies.

Patrick J. Mars - Director. Mr. Mars is currently the President of P.J. Mars Investments Limited, a private investment company, the Chairman of Aura Gold Inc. (since January 2006) and also works as a mining consultant and serves as a director of several resource companies, including Glencairn Gold Corporation, Endeavour Mining Capital Corp., SAGE Gold Inc., Carpathian Gold Inc., First Point Minerals Corp. and Manicouagan Minerals Inc., Aura Gold Inc. and Pacific Resources Ltd. During the period of January 1999 to May 2001, Mr. Mars acted as Chairman and director of First Marathon Securities (UK) Ltd. prior to such company being acquired by National Bank of Canada, after which time Mr. Mars was director of NBC Financial (UK). Mr. Mars is a Certified Financial Analyst with over 40 years experience in the finance industry.

Juvenal Mesquita Filho - Director. Mr. Mesquita is currently the President of Mineracao Santa Elina S/A, in Brazil, as well as a director of Santa Elina Mines Corporation since September 1994.

Antenor F. Silva - Chief Operating Officer. Mr. Silva joined Yamana as Chief Operating Officer in July 2003. Mr. Silva has approximately 40 years of experience in the mining and chemical industries, and has provided technical consultation and training in development, construction, start-up, operation, strategic planning and productivity for various mining, hydropower and industrial companies. During this time, Mr. Silva has been instrumental in researching and developing metallurgical and engineering processes for mill plants in mining projects in Brazil, and implementing metallurgical processes which contributed to the development of mines in Tunisia, Africa and Togo, Africa. Mr. Silva has gained significant experience in senior management at various engineering companies and mining, petroleum and chemical companies. Prior to joining Yamana, Mr. Silva acted as Chief Operating Officer of Santa Elina Mines Corporation. Mr. Silva has also served as a director on the boards of several engineering, mining and aluminum extrusion companies. Mr. Silva holds a Bachelor of Science degree in in Mining and Metallurgical Engineering from the Universidade do Estado de Sao Paulo in Sao Paulo, Brazil.

Nigel Lees - Director. Mr. Lees has over 25 years experience in the investment banking industry in Canada and the United Kingdom. He is currently the President of C.N. Lees Investments Limited, a private investment and consulting company, and President and Chief Executive Officer of SAGE Gold Inc., a public precious metals exploration company. Mr. Lees was President and Chief Executive Officer of Sunblush Technologies Corporation from 1994 to 2002. Mr. Lees is also a director of URSA Major Minerals Incorporated, which is a TSX Venture Exchange-listed mineral exploration company.

Dino Titaro - Director. Mr. Titaro is currently the President and Chief Executive Officer of Carpathian Gold Inc., a public mineral exploration company listed on the TSX Venture Exchange. From 1986 to 2003, Mr. Titaro was the President and Chief Executive Officer of A.C.A. Howe International Limited, a geological and mining consulting firm. Mr. Titaro is also a director of each of Plata Peru Resources Inc., a TSX Venture Exchange-listed company, Richview Resources Inc. and Cogient Corp.

Stan Bharti - Director Nominee. Mr. Bharti is a professional engineer and is the currently Chairman and a director of Desert Sun Mining Corp., as TSX listed mining company, which position he has held since February 2002. From December 1999 to May 2001, Mr. Bharti was Chief Executive Officer of Galaxy Online Inc., a TSX Venture listed technology company.

Bruce Humphrey - Director Nominee. Mr. Humphrey is a mining engineer with 30 years experience in the mining industry and is currently the President and Chief Executive Officer of Desert Sun Mining Corp. From 1998 to 2004, Mr. Humphrey was the Vice President and Chief Operating Officer for Goldcorp Inc.

He has worked for several major mining companies and mining contractors in a variety of engineering, operations and executive management positions. He has been very active in several mining associations and mine safety groups. Prior to working with Desert Sun Mining Corp., Mr. Humphrey was Senior Vice President and Chief Operating Officer of Goldcorp Inc. (TSX: G) (NYSE: GG). His responsibilities included the re-development, start-up and operation of the high grade Red Lake Mine as well as the Exploration Group and Goldcorp's operations in South Dakota and Saskatchewan.

Corporate Cease Trade Orders or Bankruptcies
--------------------------------------------

None of the proposed directors are, as at the date hereof, or have been, within the ten years prior to the date hereof, a director or executive officer, of any company that, while that person was acting in the capacity:

(i) was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, other than Mr. Dino Titaro who is a director of Plata Peru Resources Inc., which company was cease traded in 2002 pending a proposed corporate reorganization, which remains subject to shareholder approval. Mr. Titaro was also a director of Compressario Corp. at the time it was cease traded in 2003, which company is now insolvent and inactive;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, other than Mr. Patrick Mars who was President and Chief Executive Officer of a mining company when it make a voluntary arrangement with creditors in 1998, or

(iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

None of the proposed directors have, within the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Appointment of Auditors
-----------------------

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company until the close of the next annual meeting of shareholders and to authorize the directors to fix their remuneration. Deloitte & Touche LLP, Chartered Accountants, were first appointed as auditors of the Company since its incorporation in 1995.

Approval of Amendment to Share Incentive Plan
---------------------------------------------

The Company is engaged in the acquisition, exploration, development and operation of mineral projects. The ability of the Company to acquire, explore and develop mineral projects is dependent upon having sufficient financing and cash flow from its operating mines to fund such activities. The Company is also actively pursuing growth opportunities involving mineral exploration, development or production assets which may require additional financing and as a result, the Company's compensation philosophy is to emphasize the equity position of compensation as compared to base salaries and bonuses payable in cash. The Company believes that its base salary and cash bonus compensation is at the low end of the scale compared to its peers. The Company also believes that weighting compensation to options better aligns the interests of management with the interests of shareholders and is consistent with the Company's growth strategy.

Accordingly, the shareholders are being asked to authorize and approve a resolution authorizing an amendment to the Share Incentive Plan to (i) increase the maximum number of Common Shares that may be reserved for issuance upon exercise of options granted thereunder by 15,400,000 Common Shares or if the acquisition of Desert Sun Mining Corp. is not completed, by 9,800,000 Common Shares; (ii) add a limitation on the percentage of securities issuable to insiders under all security based compensation arrangements; and (iii) amend the provisions concerning amendments and modifications to the Share Incentive Plan. For the purposes of calculating the number of Common Shares reserved for issuance upon exercise of options granted under the Share Incentive Plan, the Company includes Common Shares reserved for issuance upon the exercise of DSM Options and RNC Options.

The effect of the amendment to increase the maximum number of Common Shares reserved for issuance under the Share Incentive Plan will be to provide that the number of Common Shares reserved for issue upon the exercise of the following shall not exceed approximately 9% of the outstanding Common Shares: (i) options currently outstanding under the Share Incentive Plan, (ii) options available for grant under the Share Incentive Plan, (iii) outstanding RNC Options and (iv) in the event that the acquisition of Desert Sun Mining Corp. is completed, outstanding DSM Options. On a fully-diluted basis, the number of common Shares reserved for issue shall not exceed 8% in the event that the acquisition if Desert Sun Mining Corp. is completed or 8.4% in the event that the proposed acquisition in not completed.

Management of the Company believes that the proportion of the number of Common Shares issuable under the Share Option Plan relative to the number of issued and outstanding Common Shares is within a competitive range in its industry.

Other than as described herein, all other provisions of the Share Option Plan will remain in full force and effect. The Board has approved the amendment to the Share Option Plan, subject to shareholder and stock exchange approvals. See "Security Based Compensation Arrangements - Share Incentive Plan".

The Board recommends that shareholders vote for the adoption of the resolution. In order to be effective, the resolution must be approved by the affirmative vote of a majority of the votes cast at the Meeting in respect of such resolution.

Unless otherwise indicated, the persons named in the accompanying proxy intend to vote for the resolution with respect to the amendment of the Share Incentive Plan on any ballot requested or required by law.

The text of the resolution to be submitted to shareholders at the Meeting is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting:

"NOW THEREFORE BE IT RESOLVED THAT:

1. The Company's Share Incentive Plan be and same is hereby amended as follows:

     (i) the number of Common Shares reserved for issuance upon exercise of options granted under the Share Incentive Plan be increased by 15,400,000 Common Shares in the event that the Company's acquisition of Desert Sun Mining Corp. is completed, or from by 9,800,000 Common Shares in the event that the proposed acquisition is not completed;

     (ii) the number of securities issuable to insiders, at any time, under all security based compensation arrangements, shall not exceed 10% of the issued and outstanding securities and that the number of securities issued to insiders, within any one-year period, under all security based compensation arrangements, shall not exceed 10% of the issued and outstanding securities;

     (iii) the text under section 4.6 of the Share Incentive Plan be deleted in its entirety and replace with the following:

          "Subject the requisite shareholder and regulatory approvals set forth under subparagraphs 4.6(a) and (b) below, the Board of Directors, or the Compensation Committee of the Board of Directors pursuant to
          Section 4.4, may from time to time amend or revise the terms of the Plan or may discontinue the Plan at any time provided however that no such right may, without the consent of the optionee, in any manner adversely affect his rights under any Option theretofore granted under the Plan.

          (a) Subject to Section 4.4, The Board of Directors may, subject to receipt of requisite shareholder and regulatory approval, make the following amendments to the Plan:

               (i) any amendment to the number of securities issuable under the Plan, including an increase to a fixed maximum number of securities or a change from a fixed maximum number of securities to a fixed maximum percentage. A change to a fixed maximum percentage which was previously approved by
                    shareholders   will  not  require   additional   shareholder
                    approval;

               (ii) any change to the definition of  "Participants"  which would have the potential of narrowing or broadening or increasing insider participation;

               (iii) the addition of any form of financial assistance;

               (iv) any amendment to a financial  assistance  provision which is more favourable to Participants;

               (v) any addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction in the number of underlying securities from the Plan;

               (vi) the  addition of deferred  or  restricted  share unit or any other provision which results in Participants receiving securities while no cash consideration is received by the Company;

               (vii) any  other  amendments  that  may  lead to  significant  or unreasonable dilution in the Company's outstanding securities or may provide additional benefits to Participants, especially to insiders of the Company, at the expense of the Company and its existing shareholders.

          (b) Subject to Section 4.4, the Board of Directors may, subject to receipt of requisite regulatory approval, where required, in its sole discretion make all other amendments to the Plan that are not of the type contemplated in subparagraph 4.6(a) above, including, without limitation:

               (i)  amendments of a housekeeping nature;

               (ii) the  addition  of or a change  to  vesting  provisions  of a security or the Plan;

               (iii) a change to the termination provisions of a security or the
                    Plan which does not entail an extension beyond the original expiry date; and

               (iv) the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve.

          (c) Notwithstanding the provisions of subparagraph 4.6(b), the Company shall additionally obtain requisite shareholders approval in respect of amendments to the Plan that are contemplated pursuant to subparagraph 4.6(b) to the extent such approval is required by any applicable law or regulations."

2. Any director or officer of the Company be and is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the

     Company or otherwise, and to deliver or cause to be delivered, all such other deeds, documents, instruments and assurances, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer of the Company may be necessary or desirable to carry out the intent of the foregoing resolutions.

Approval of Security Based Compensation Arrangement
---------------------------------------------------

The shareholders are being asked to approve a resolution authorizing the issuance to officers and employees of the Company of an aggregate of up to 300,000 Common Shares, representing approximately 0.15% of the issued and outstanding Common Shares as at March 20, 2006, as security based compensation to such persons for contributions to the Company based on the compensation philosophy, guidelines and key performance indicators established by the Compensation Committee. The Compensation Committee has determined to award such additional equity compensation to provide a mechanism to award performance based compensation which does not involve the use of cash resources.

The number of Common Shares to be issued to one officer, insider or employee shall not exceed 75,000 Common Shares, or 0.04 % of the Common Shares outstanding at the time of grant (on a non-diluted basis). The purchase price allocated to the Common Shares will not be less than the market price of the Common Shares as at the time of grant, as market price is defined under the rules of the TSX. The Common Shares, if issued, cannot be sold for a period of 12 months from the date of issue.

The Board has approved the Common Share issuance, subject to shareholder and stock exchange approvals. See "Security Based Compensation Arrangements - Other Security Based Compensation Arrangements".

The Board recommends that shareholders vote for the adoption of the resolution. In order to be effective, the resolution must be approved by the affirmative vote of a majority of the votes cast at the Meeting in respect of such resolution.

Unless otherwise indicated, the persons named in the accompanying proxy intend to vote for the resolution with respect to the issuance of up to 300,000 Common Shares to officers and employees of the Company on any ballot requested or required by law.

The text of the resolution to be submitted to shareholders at the Meeting is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting:

"NOW THEREFORE BE IT RESOLVED THAT:

1. The issuance of an aggregate of up to 300,000 Common Shares to officers and employees of the Company as security based compensation to such persons as determined by the Compensation Committee in recognition of contributions to the Company be and same is hereby authorized and approved.

2. Any director or officer of the Company be and is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, all such other deeds, documents, instruments and assurances, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer of the Company may be necessary or desirable to carry out the intent of the foregoing resolution."

Additional Information
----------------------

Additional information relating to the Company may be found on www.sedar.com. Additional financial information is provided in the Company's comparative financial statements and management's discussion and analysis for the fiscal year ended December 31, 2005, which can be found in the Company's annual report to shareholders that accompanies this management information circular and can also be found at www.sedar.com. Shareholders may also request these documents from the General Counsel of the Company by phone at (416) 945-7357 or by e-mail at jacquelinejones@yamana.com.

Directors' Approval
-------------------

The contents of this management information circular and the sending thereof to the shareholders of the Company have been approved by the Board.


                                        BY ORDER OF THE BOARD OF DIRECTORS


                                        (signed) Peter Marrone
                                        President and Chief Executive Officer

Toronto, Ontario
March 20, 2006

                                  SCHEDULE "A"

                                YAMANA GOLD INC.
                        CHARTER OF THE BOARD OF DIRECTORS

I.   GENERAL

The Board of Directors of Yamana Gold Inc. (the "Company") is responsible for the stewardship and the general supervision of the management of the business and for acting in the best interests of the Company and its shareholders. The Board will discharge its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Technical Committee. In addition, the Board may from time to time, appoint such additional committees as it deems necessary and appropriate in order to discharge its duties. Each committee shall have its own charter. The Board shall meet regularly, but not less than once each quarter, to review the business operations, corporate governance and financial results of the Company. Meetings of the Board of Directors will also include regular meetings (not less than once annually) of the independent members of the Board without management being present.

II.  COMPOSITION

The Board of Directors shall be constituted of a majority of "independent directors" within the meaning of National Policy 58-201 Corporate Governance Guidelines. Pursuant to Canadian corporate governance guidelines (except in respect of British Columbia), in order to be considered "independent", directors shall have no direct or indirect material relationship with the Company. In British Columbia, a director shall be considered independent unless a reasonable person with knowledge of all relevant circumstances would conclude that the director is in fact not independent of management or of any significant shareholder. The Board of Directors acknowledges that in certain exceptional circumstances such as the death, disability or resignation of an independent director, the Board of Directors may not be constituted of a majority of independent directors. In such circumstances, the Board of Directors shall be comprised of a majority of independent directors no later than the next annual meeting of shareholders of the Company.

III. RESPONSIBILITIES

The Board of Directors' mandate is the stewardship of the Company and its responsibilities include, without limitation to its general mandate, the following specific responsibilities:

* The assignment to the various committees of directors the general responsibility for developing the Company's approach to: (i) corporate governance and nomination of directors; (ii) financial reporting and internal controls; and (iii) compensation of officers and senior employees.

*    With the assistance of the Corporate Governance Committee:

     - Reviewing the composition of the Board and ensuring it respects its independence criteria.

     - Satisfying itself as to the integrity of the Chief Executive Officer and other senior officers and that such officers create a culture of integrity throughout the organization.

     - The assessment, at least annually, of the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors, including, consideration of the appropriate size of the Board.

     - Ensuring that an appropriate review selection process for new nominees to the Board is in place.

     - Ensuring that an appropriate orientation and education program for new members of the Board is in place.

     - Approving and revising from time to time as circumstances warrant a corporate disclosure and communications policy to address communications with shareholders, employees, financial analysts, governments and regulatory authorities, the media and communities in which the business of the Company is conducted.

*    With the assistance of the Audit Committee:

     -    Ensuring  the  integrity  of  the  Company's   internal  controls  and
          management information systems.

     - Ensuring the Company's ethical behaviour and compliance with laws and regulations, audit and accounting principles and the Company's own governing documents.

     - Identifying the principal risks of the Company's business and ensuring that appropriate systems are in place to manage these risks.

     - Reviewing and approving significant operational and financial matters and the provision of direction to management on these matters.

     -    As required  and agreed upon,  providing  assistance  to  shareholders
          concerning   the  integrity  of  the  Company's   reported   financial
          performance.

* With the assistance of the Compensation Committee and the Chief Executive Officer, the approval of the compensation of the senior management team.

*    Succession  planning  including  the  selection,   training,   appointment,
     monitoring evaluation and, if necessary, the replacement of the senior management to ensure management succession.

* The adoption of a strategic planning process, approval at least annually of a strategic plan that takes into account business opportunities and business risks identified by the Board and/or the Audit Committee and monitoring performance against such plans.

* The review and approval of corporate objectives and goals applicable to the Company's senior management.

* Enhancing congruence between shareholder expectations, Company plans and management performance.

* Reviewing with senior management material transactions outside the ordinary course of business and such other major corporate matters which require Board approval including the payment of dividends, the issue, purchase and redemption of securities, acquisitions and dispositions of material assets and material capital expenditures and approving such decisions as they arise.

* Performing such other functions as prescribed by law or assigned to the Board in the Company's constating documents and by-laws.

*    With the assistance of the Sustainability Committee:

     - Establishing objectives relating to exploration, development, operations and mining of the Company's properties, including determining the budgets required, the allocation of resources, the steps to be implemented and the timing for reaching such steps.

     - Monitoring matters relating to exploration, development, operations and mining and assessing theh performance of the Company against its objectives.

     - Developing a corporate culture of environmental responsibilities and awareness as to the importance of health and safety.